

Annual Report | 2024



From a single stone, ripples grow.



Dear Shareholder,

On New Year's Eve 2024, I was snow skiing in Jackson Hole, Wyoming, with friends. For the last run of the year, we decided to take the aerial tram to the very top of the mountain and end the year in style. If you have ever skied at Jackson Hole Mountain Resort, and if you specifically have taken the tram known as "Big Red," you know it is not for the faint of heart.

They jam exactly 100 people elbow to elbow into a cable car and take you straight up 4,139 vertical feet to the highest peak, called Rendezvous Mountain, in approximately nine minutes. During that high-speed nine minutes, the tram is swaying, and they are cranking out extremely loud rock tunes to pump up your adrenaline—all the while warning passengers that the ski runs at the top are for experts only, there are only black diamond ski runs available and if you have any doubts, you should stay on the tram and ride it back down.

When you step off Big Red, you can feel the temperature has dropped by 10 degrees from the bottom (from cold to freezing), the wind is howling at 30 miles per hour, the snow is blinding and you can't see more than 20 feet down the mountain; you know it is pretty much a straight vertical drop, yet everyone is cheering and excited as they "drop in," or start their descent.

As I clamped my boots into my skis, lowered my goggles and turned up the U2 song playing in my ears while looking into the abyss, I started thinking about this letter to the shareholders. (I am 100 percent serious; and yes, I know I am a total nerd; and no, there is no such thing as work-life balance—there is only balance.) How would I describe 2024? A year filled with ups and downs but with the excitement of being at the pinnacle of something awesome yet accompanied by the mix of anxiety and enthusiasm for the future. One of my thrill-seeking friends leaned over to me and said, "There is only one way off this mountaintop now," and screamed as she dropped in. That, in a nutshell, is business in today's rapidly changing landscape.

Massive political temperature shifts, a hard-to-determine rate environment, unbelievable pace of technology advancements with machine learning and artificial intelligence (AI) affecting many aspects of daily work life, a new White House administration, a new Congress, new rules, hopefully continued lower corporate taxes and less regulations. Taking all those changes into account, you rely upon your people—their skills, strengths and collective experience. You trust your team and strategically take risks when the odds are in your favor. At Nelnet, we believe we have positioned ourselves with all the right tools for future success: great products and services, a focus on the customer, incredibly talented people who run and operate our businesses, a healthy cash position to be opportunistic and to weather almost any brewing storm and a long-term view of the world. So, let's point the skis downhill and drop in...

2024 was a record year for Nelnet Business Services (NBS), one of the three major businesses in Nelnet's portfolio. It was also a re-investment year for the future of Nelnet Diversified Services (NDS) and a consolidation and alignment year in Nelnet Financial Services (NFS). I would describe it as a mixed bag of various levels of success and truly what we would expect from a diversified portfolio of businesses. The result has been an impressive amount of cash generated from operating activities ($663 million in 2024 alone) as well as new products and services that we keep spinning out of our existing businesses. We made $184 million, or $5.02 per share, in GAAP earnings (Generally Accepted Accounting Principles), up from $90 million, or $2.40 per share in 2023. We believe our balance sheet has become even more resilient with $3.3 billion in equity, equating to a total equity-to-assets ratio of 23.9 percent and a total equity-to-tangible-assets ratio of 22.9 percent. If you follow Nelnet, you know we have maintained a very strong balance sheet for organic growth, opportunistic acquisitions and financial stability.

Nelnet's Corporate Performance (Annual Percentage Change)				
	Nelnet Per Share Book Value With Dividends Included	Nelnet Per Share Market Value With Dividends Included	S&P 500 With Dividends Included	Net Income Reinvested[1] (in millions)
2004	49.2%	20.2%	10.9%	$149
2005	41.5%	51.1%	4.9%	$181
2006	6.3%	(32.7%)	15.8%	$6
2007	(1.6%)	(52.5%)	5.5%	($63)
2008	6.6%	13.3%	(37.0%)	$24
2009	21.0%	20.7%	26.5%	$135
2010	23.7%	41.6%	15.1%	$115
2011	22.6%	4.9%	2.1%	$160
2012	16.7%	27.5%	16.0%	$89
2013	26.1%	42.8%	32.4%	$271
2014	21.1%	10.9%	13.7%	$273
2015	16.0%	(26.6%)	1.4%	$153
2016	15.4%	52.7%	12.0%	$166
2017	8.8%	9.1%	21.8%	$80
2018	9.9%	(3.2%)	(4.4%)	$156
2019	6.2%	12.7%	31.5%	$72
2020	15.6%	23.7%	18.4%	$247
2021	14.5%	38.4%	28.7%	$295
2022	12.0%	(6.1%)	(18.1%)	$273
2023	3.4%	(1.6%)	26.3%	$22
2024	6.4%	22.3%	25.0%	$60
CAGR/Total	**15.7%**	**9.0%**	**10.4%**	**$2,864**

Small actions can have significant long-term ripple effects. Similar to casting a stone into a pond, each of our businesses within Nelnet began with a single idea, a single product, a single client, and a risk taken. A problem was identified, and a business solution was created. Each idea is like a single stone cast in the combined form of vision, mission, purpose, capital, the right people, great products and services, proper motivators and hard work. From those cast stones, ripples began spreading the moment they touched the water. The first "stone" thrown was merely a pebble in the amount of equity invested to originate government guaranteed student loans and to fund them in the capital markets. The ripples from this first pebble have now grown into NFS. The net cash flow created by NFS life-to-date is more than $4 billion and has cascaded into an ever-expanding suite of new business products and services. It has been awesome to watch. We now own a bank, consumer loans, private student loans, government-guaranteed loans and commercial and multi-family real estate; underwrite reinsurance; and hold student loan asset-backed securities for ourselves and third parties (Whitetail Rock). One pebble, creating many ripples that continuously flow.

The next stone cast was an investment in loan servicing. NDS was founded on a simple idea and a relatively small amount of capital, marking the beginning of our loan servicing business. We would service the loans we owned to mitigate the default risk in the loan portfolio. We are now the largest student loan servicer on the planet. We have diversified from strictly Federal Family Education Loan Program (FFELP) loans to Direct loans, private loans and consumer loans as well as business process outsourcing (BPO). We currently service $532 billion for 15.8 million consumers funded by banks, finance companies and government agencies. In 2024 and the beginning of this year, we brought on some of the biggest portfolios in the industry including Discover and SoFi. Since our loan servicing business was folded into Nelnet in 2000, we have generated $7.6 billion in revenue and $911 million in net income. One more stone, many more ripples.

[1]We believe well-managed companies do not distribute to the shareholders all their earnings. Instead, they retain a part of their earnings and reinvest the capital to grow the business. Since going public in late 2003, the company has recognized $4.3 billion in cumulative net income and, of that amount, has reinvested $2.9 billion – or 67 percent of our earnings over time – back into the business.

The third stone cast was the acquisition of our education technology services and payments division. NBS started out with an identified customer need: automating parent payments for a single Catholic school in Grand Island, Neb., and operating under the brand name "FACTS," an acronym for Fast Automated Cash Transfer Service. If you follow the ripples from this stone today, at the risk of sounding repetitive in this letter like the classic movie "Groundhog Day," once again NBS had a record year in 2024 with $517 million in gross revenue, $344 million in net revenue and $90 million in net income. Since being folded into Nelnet in 2005, NBS has created $2.7 billion in net revenue and $554 million in net income. In 2024 alone, we processed in excess of $50 billion in payments through our systems for nearly 1,000 colleges and universities and nearly 12,000 K–12 private schools in the United States and 675 schools in 69 countries internationally. One more stone, vast ripples ever-expanding.

Our fourth stone cast was more recent in our investment in renewable energy, primarily through solar tax-equity financings and then in community and commercial solar construction. The tax-equity investments have created a series of ripples that we believe will generate attractive equity returns. However, it's important to note that not all the stones we cast meet our expectations. The stone for our solar construction business, for example, hit the water without so much as a splash and quickly sank to the bottom of the pond—a notable swing and a miss as described in last year's letter. At Nelnet, we've had a long-standing adage since our early days: "A dead fish does not smell better with age." Staying true to our core value of open and honest communication, we will always provide updates on any mistakes we've made as well as the actions we've taken to quickly correct them.

We have cast a couple more big stones in the form of strategic relationships with Hudl and ALLO. Both are doing extremely well, creating waves with all types of new products and services—reaching out into new markets. Both have created a significant amount of value, which we do not believe is truly represented in the market value of Nelnet. Below, I provide a detailed overview of the highs and lows for each of Nelnet's business segments in 2024 and elaborate on the specific performance of our large Hudl and ALLO investments. Additionally, Executive Chairman of the Board Mike Dunlap offers his insight into Nelnet's 2024 performance throughout the letter. Let's make another turn of our skis down the mountain and head into my detailed review of the past year by business line.

// Nelnet Financial Services

We continue to mature and grow our financial services business outside of our legacy FFELP portfolio. 2024 saw dramatic volatility in prepayments on our FFELP portfolio; and although prepayments have slowed, there always remains political uncertainty in what we can expect going forward. Regardless, we continue to seek out and find strong holdings to be funded in and outside of our bank. In addition, we will continue to maximize the opportunity in FFELP as it reaches its end of life.

Accordingly, we continue to strategically diversify our assets; although, you may have noticed this year that we recorded a significant allowance (and related provision expense) on our beneficial interest portfolio. Given the size of the provision expense recorded in 2024, I wanted to provide some color on the historical and forecasted returns of our non-student (consumer) loan beneficial interests. We made our first consumer loan purchases in 2017 via a partnership with private credit and have continued to grow our expertise ever since. In general, these loan purchases can be found in the beneficial interest portfolio on our balance sheet as we seek out term financing options for our loan purchases. Historically, term financing has occurred by contributing assets to the originator's securitization shelf. We currently hold a stake in over 30 consumer deals representing almost $1.2 billion of loans. We have funded $363 million, received $264 million and currently forecast $198 million in future cash flows. Across the portfolio, we forecast an overall pre-tax internal rate of return (IRR) in the mid-teens. In addition, when we redeemed our FFELP GCO2 securitization prior to maturity, for book accounting purposes, we had a non-cash charge related to unamortized costs; however, we freed up approximately $50 million in trapped equity, allowing us to refinance the student loans stuck in the trust more efficiently. We plan on continuing the growth of our loan book via the replacement of our legacy FFELP portfolio on the Nelnet, Inc., balance sheet and the expansion of the bank.

Nelnet Bank continues to provide Nelnet with an opportunity to be a truly unique financial services company with our origination, payments, banking, servicing and acquisition capabilities. In 2024, we had a mix of success and tuition paid for lessons learned. Nelnet Bank absorbed all costs in 2024 compared to the three-year de novo period when Nelnet supplemented the operation. In addition, the consumer loan assumptions at Nelnet Bank were overly optimistic. We saw growth in our partnership with Buildertrend that officially launched in the home improvement space. On the other hand, we exited an origination relationship in consumer loans that did not meet performance targets. We successfully acquired multiple private student loan portfolios at attractive terms, growing our private student loan portfolio by around 30 percent inclusive of organic and inorganic originations. And lastly, we launched additional deposit programs that we believe will help us achieve our deposit goals that build upon our unique affiliate deposits in place today.

> ***Mike's Notes***
>
> Executive Chairman of the Board
>
> The NFS team is doing a remarkable job diversifying the business and taking advantage of opportunistic situations.

We continue to see strong performance in our reinsurance strategy. Our team has done a nice job selecting strong partners and has entered treaties that we believe provide contractual protections against some of the larger concentrations of natural catastrophe risks we have seen over the past year. During 2024, our reinsurance portfolio was weighted to property, in which underwriting gains are realized in a relatively brief period compared to casualty risks. We continue to have confidence in our expectations for the casualty portion of our book but recognize the forward-looking uncertainty inherent to insurance. We will continue to opportunistically consider reinsurance prospects that provide what we think is an accretive risk and return profile.

Our real estate team continues to find opportunities to grow our real estate portfolio. We have taken a majority limited partner position, which means we have influence and protective rights over items such as annual budget and buy/sell/refinance decisions. We partner with groups that have either asset or geographical expertise and allow them to run day-to-day operations. We are targeting net returns in the mid- to high-teens on an annual percentage basis and typically hold for three to seven years. However, we have no requirement to sell should a longer-term hold be more prudent. The current portfolio has approximately 45 separate developments with total equity of approximately $175 million.

Whitetail Rock continues to provide a successful investment advisory service with total assets under management of over $3 billion. In addition, we have a significant bond portfolio, where we have some of our underinvested equity that we manage first for liquidity and second for excess yield where we have a competitive or strategic advantage.

Below is a summary of NFS's net income (in millions):

	2024	2023
Portfolio (referred to as Asset Generation and Management)	$57.2	$61.3
Nelnet Bank	($1.4)	($0.2)
Nelnet Insurance Services	$8.6	$3.1
Real Estate	($2.5)	$0
Whitetail Rock Capital Management	$3.7	$4.3
Bond Portfolio / Notes Receivable	$32.2	$30.8
Total NFS	**$97.8**	**$99.3**

// Nelnet Diversified Services

There is never a dull moment in student loan servicing, especially as it relates to our contract with the federal government. This year was no exception. During the Biden administration's final year, they threw every ounce of remaining caution to the wind and went full force to discharge as many categories of loans as possible using their interpretation of existing authorities including income contingent repayment authority, borrower defense to repayment and even another attempt at broad forgiveness. Unsurprisingly, Republican-led states challenged the legality of many of the administration's forgiveness actions, with court rulings leading to repayment starts and stops that will likely continue into next year. We also endured the ending of the near-constant volatility of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) forbearance. The chaos and confusion sowed by the use of executive action, followed by legal challenges and court rulings, have left millions of borrowers and constituents confused, befuddled and angry. For example, the Biden administration's Saving on a Valuable Education (SAVE) Plan was stalled, placing millions into forbearance, and remains in limbo until Congress or the new administration takes action to repeal it fully. And with Congress unable to pass a full-year funding bill for the fiscal year that would have started in October 2024, we await the fate of contract funding, which will likely require us to remain nimble.

At the same time, our legacy servicing contract with the Department of Education came to an end and we went live under the new Unified Servicing and Data Solution (USDS) servicing contract in April. This contract came with a host of new requirements, technology advancements, service metrics and a decrease in revenue per borrower compared with the legacy contract. This required us to make some large technology investments and personnel restructuring, resulting in what I would describe as a retrench and retooling year to benefit the future. The decrease in revenue per borrower and the investments and restructuring changes (mainly as we retired old systems) dropped the earnings in the division down to $31 million from $59 million in 2023. It will take us some time to rebuild some of those earnings in the business. We plan to get there through growth in the consumer and private loan servicing portion of the business and through efficiencies gained through technology advancements driven by artificial intelligence.

> **Mike's Notes**
>
> The NDS leaders are the most resilient, toughest management team I have ever seen run our servicing business. They face whatever the world throws at them with a smile and can-do attitude.
>
> I get asked a lot why we like this highly erratic business. We have been in this business for 46 years and have been able to navigate through many different political ideologies, which makes us the most experienced and largest servicer of student loans in the world. We leverage our expertise in FFELP, government, private student loans and consumer loans to grow our servicing and financing of assets. There are thousands of new companies being started in artificial intelligence. We don't have that competitive problem, but we do have the opportunity to apply AI to our business processes to provide a higher level of quality, convenience and efficiency, which we are doing aggressively.

// Nelnet Business Services

2024 was a milestone year for Nelnet Business Services, marked by meaningful impacts and exceptional achievements. The financial performance in NBS in 2024 was nothing short of outstanding, achieving record milestones including processing over $50 billion in payments through our systems and generating over half a billion in gross revenue for the first time and $90 million in net income. At our core, we remained focused on our mission of "making educational dreams possible through service and technology." Through spreading ripples with a robust offering of products and services—serving pre-kindergarten through graduate school—we empowered millions of students and staff. We helped millions of students afford an education that will change their lives.

We also further expanded the reach of our FACTS brand to elevate education opportunities in new industries, helping to facilitate continued learning and development for businesses and faith communities. Through our Nelnet Campus Commerce products, we continued to strengthen our commitment to higher education through the retention of key customers and the introduction of an online community to enhance connections with and among higher education professionals.

Even in the midst of changes, our associates remained focused on delivering an outstanding experience for the institutions and organizations we serve. This customer focus, paired with our ongoing investment in the functionality and security of our technology solutions, has enabled us to consistently earn top-tier Net Promoter Scores, ranging from 75 to 84 across our core markets, while maintaining industry-leading client retention rates exceeding 97 percent.

Like many technology companies, NBS is harnessing the power of AI to enhance our products and customer service. We believe AI will enhance personalized learning experiences for students and drive operational efficiencies that empower our customers to focus on what matters most—educating their students and staff.

We are confident that our financial strength, tossing new rocks in the form of investment in our technologies and commitment to service will enable NBS to continue to create a ripple of impact by making educational dreams come true for people around the world.

> **_Mike's Notes_**
>
> ```
> 2024 had a number of one-time
> earnings opportunities (Covid
> education money) and a lot of
>  wind at our back that we do
> not anticipate will be there in
> 2025. However, you can see what
>  a great business the NBS team
>  has built over the last two
> decades since we acquired FACTS
> Management Co., with $20 million
>    in revenue and $5 million
>    in EBITDA (Earnings Before
> Interest, Taxes, Depreciation
>    and Amortization) in 2005.
> ```

// ALLO

Once again, ALLO saw record growth in customers and fiber passings (locations where fiber is available but not yet connected) in 2024. Almost 30,000 customers (25 percent growth) and 189,000 passings (43 percent growth) were added. With the rapid growth, ALLO's safety culture remained very strong as did the organization's core values—exceptional, local, hassle-free and honest.

ALLO's regional expansion (rippling out into almost 50 markets) with an owned-franchise model made 2024 the lowest controllable churn experienced across each of its revenue streams—business/governmental and consumer. We believe demand for high-quality internet complemented by a full product set of cyber, voice and entertainment services provided the engine to achieve 50 percent market share across our first 316,000 passings. In this cohort, our market share is still growing at 5 percent per year. As total passings are now more than 626,000, we expect the opportunity to increase revenues through market share and wallet share is meaningful.

The cash flows from these mature markets have enabled ALLO to complete two asset-backed securitizations, making meaningful progress to a self-funded state. As the attractive non-fiber markets are decreasing rapidly, ALLO expects construction and capital expenditures will trend downward over the next few years. The operational scale and customer service excellence of ALLO will be even more valuable in the future as cash flows increase. Nelnet continues to work with ALLO and SDC, a digital infrastructure investor and ALLO member, to explore various funding and capital options to support ALLO's growth.

As we start 2025, our 10th year as an ALLO owner, we have accomplished most of our goals with ALLO including creating value, serving ALLO's communities with incredible products and services and providing an outstanding working environment for their team. In fact, run-rate revenue increased from $15 million in 2015 to more than $200 million at the end of 2024. The opportunities in the future are vast including acquisitions, some regional expansion and continuing to increase market share and cash flow across ALLO's existing markets. Headwinds include the ever-changing video segment, expected competition from fixed wireless and the threat of cybersecurity issues to ALLO and its customers. While cyber protection is becoming a meaningful revenue source, the technology continues to evolve.

The ripple effect of the ALLO brand continues to be very strong, and we expect ALLO to again achieve record customer growth and profitability metrics.


// Hudl


As a reminder to our shareholders, we have preferred equity ownership interests of approximately 22 percent in Hudl, a vertical market software-as-a-service company that powers the most important workflows in sports. The company serves the entire sports ecosystem—coaches, administrators, analysts, athletes, recruiters, fans, parents and brands—at every level of play. Hudl is the industry-standard solution, like Procore is for construction management, AppFolio is for property management or Shopify is for e-commerce.

Almost 19 years ago, Hudl threw its first rock into the sports technology pond—a video analysis platform developed by three recent University of Nebraska-Lincoln graduates. Their initial splash began with the Huskers college football team, but the ripples quickly expanded when former head coach Bill Callahan took the solution to the New York Jets the following season.

What started as a collegiate and professional tool began making waves in the high school market. Hudl realized the impact it could have on these customers and launched an end-to-end solution for high school American football teams. As Hudl's customer base in football grew to over 90 percent market share, they were able to drop other rocks in the pond—providing tools for new workflows and new sports. This rippled out to launching school-wide Athletic Department Packages and a solution focused on club sports.

This success in high school also led to Hudl re-entering the college and professional sports market (or "Elite," as Hudl terms it). In 2015, they dropped their biggest rock to date with the acquisition of Sportstec, a public company based in Australia.

Additional acquisitions and research and development investments added more rocks that continued to ripple out into the Elite market, growing the business unit to match the size of Hudl's high school and club sports business (or "Competitive," as Hudl terms it).

Looking ahead, Hudl is continuing to benefit from those ripple effects. In 2024, the company acquired Statsbomb, combining their advanced soccer and football analytics, visualizations and tracking data with Hudl and Wyscout's databases of video. They were also able to expand their offerings to include high school content.

Meanwhile, both the Hudl streaming service (Hudl TV) and ticketing solution continue to grow at impressive rates. More than 10,000 organizations streamed games or ticketed their events through Hudl last year. Hudl also launched new tools to help teams and clubs better manage communication and scheduling with parents and athletes. They plan to expand this to handle even more use cases over the next couple of years. As anyone who has children playing club sports can relate to, keeping track of games and practices, managing tickets, sharing locations and everything else that goes with being your child's "agent" is a clunky process that involves a lot of different apps and a lot of confusion. Hudl sees a big opportunity to improve that workflow.

The ripples that have spread from their video and data products grow bigger with the Hudl's hardware ecosystem. Their network of connected cameras and wearables work together to make gathering the data and video that teams need frictionless. This will continue to ripple out and feed the Hudl's library of content, automate the live streaming process for administrators and make sure that every athlete can get noticed.

Hudl has now grown to serve more than 300,000 teams across more than 40 sports in 180 countries including serving content to more than 85 million parents and fans. We continue to be incredibly bullish on Hudl and the company's ability to both grow within the markets it serves and to expand its total addressable market through new solutions, platform extensions and continued merger and acquisition activities. Hudl may very well be one of Nelnet's most profound stones cast to date.

Capital Deployment by Year (in millions)											
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
FFELP loan/residual acquisitions, net of financing	$140	-	-	$105	$71	$141	$39	$49	-	-	$545
Private and consumer loan/residual acquisitions, net of financing	$173	$61	$75	$188	$61	$71	$143	$269	$501	$444	$1,986
Business acquisitions	-	-	-	$153	-	$30	-	$34	-	-	$217
ALLO acquisition, capital expenditures, and equity	$47	$39	$115	$87	$45	$48	-	$48	$8	$53	$490
Other capital expenditures (non-ALLO)	$17	$29	$41	$38	$48	$65	$59	$59	$74	$21	$451
Nelnet Bank	-	-	-	-	-	$100	-	$30	$5	$37	$172
Hudl	$41	-	$10	-	-	$26	$5	-	$32	$3	$117
Other investments (including ABS/real estate/solar, net)	$53	$22	$19	$67	$103	$396	$726	$667	($171)	$424	$2,306
Debt repurchases	$42	$77	$181	$13	-	$26	$407	$67	$5	$8	$826
Stock repurchases	$96	$69	$69	$45	$40	$73	$58	$98	$28	$83	$659
Dividends	$19	$21	$24	$27	$29	$32	$34	$37	$39	$41	$303
	$628	$318	$534	$723	$397	$1,008	$1,471	$1,358	$521	$1,114	$8,072

// A Message from Executive Chairman of the Board, Mike Dunlap

Our goal is for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental (intrinsic) value recorded by the company. To achieve this goal, we strive to maintain a one-to-one relationship between the company's fundamental value and market. As that implies, we would rather see Nelnet's stock price at a fair level than at an artificial level. Our fair value approach may not be preferred by all investors, but we believe it aligns with Nelnet's long-term approach to both our business model and market value. However, from time to time Mrs./Mr. Market can be irrational and will materially overvalue or undervalue the investments they currently love or hate. Short term Mrs./Mr. Market is a voting machine, long-term the market is a weighing machine.

Nelnet Renewable Energy (NRE)

If I were to rank my favorite pies, the order would be simple: apple, cherry and then pumpkin. One pie I could do without, however, is humble pie. Unfortunately, for the second year running, that's exactly what I'm eating—humble pie that tastes like the overcooked Brussels sprouts and canned asparagus my mom served me as a child (long before chefs made Brussels sprouts delicious).

NRE, our solar construction business, has once again drained resources. After $34 million in net losses (excluding losses attributed to our minority partners) which includes $21 million ($16 million after tax) in goodwill and intangible assets write-offs in 2023, I optimistically thought the worst was behind us. But 2024 presented continued challenges including shutting down the residential side of the business, inventory write-downs, construction issues, bad estimates and inflation, amounting to an additional $26 million in net losses. Venturing beyond your circle of competence rarely ends well.

However, we've built a strong team, with a new chief financial officer, chief operating officer and chief executive officer, who now have 15 months of experience in those roles (compared to less than three months at this time last year). The team's focus on operational excellence and sound planning in 2024 is already starting to reap benefits as newer projects are being completed substantially on time and on budget with improved safety, quality and efficiency.

Jay Dunlap, Former President and Chief Executive Officer of Union Bank and Trust

I was lucky to have the opportunity to work with my dad, Jay Dunlap, over the last 42 years; he died in January 2025 at the age of 94. I learned a lot of lessons on how to run a successful business, risk and return, the value of having a positive attitude, survival and some lessons on what not to do. (He was terrifying with a chainsaw and a car; we all learned how not to drive the way he drove.) He lived through the Great Depression, World War II, served in the Navy during the Korean War, witnessed a presidential resignation and experienced countless other calamities. Consequently, when it came to the state of the world and politics, he always remarked that people often believe the sky is falling; however, things are always better than people think they are, and the sun will come up tomorrow. Nelnet's core values of customer first, create a great working environment for associates, diversify your income streams, open communication and give back to the community came straight from him. After working in banking for approximately 60 years, here is a list of his key insights on how to run a financial business:

1. Always put the customer first and keep in balance the needs of the customer, the associate, the community and the stockholder.
2. Remember in finance the risk lies in the lending portfolio.
3. Manage the bank like you are watching a pot that is boiling. If the pot boils over in some area, pay attention to that area. Otherwise, let the division heads run their division as they see fit. Manage division heads by their results.
4. Be a "servant leader." You are here as much to serve as you are to lead.
5. Be willing to make the tough decision. Any decision is better than no decision. Even if you make a poor decision, you can correct your course of action; but indecision gets you nowhere.
6. We are a bottom-line-driven company; we are in business to make money, and we do not apologize for that fact. A healthy growing company that is profitable is the best way to protect the people that you work with.
7. Give back to the community because you want to and because it is the right thing to do, not because you feel obligated to give back.
8. If it isn't ethical, don't do it, no matter how many of your peers maybe doing it.
9. If you are making a deal, make it a win/win, not a win/lose. That will ensure that everyone will feel like they were treated fairly.
10. Listen to your gut instinct; it is usually correct. If something about a loan doesn't smell right, then don't approve the loan.
11. Integrity and trust must never be compromised; once lost, they are never regained.
12. Always look to the future and try to anticipate what is coming.
13. In times of adversity there is great opportunity; that opportunity must be seized quickly before the window of opportunity closes.
14. Show people you care.
15. Be open and show associates any financial information they want to see.
16. Diversify, diversify, diversify. The more diverse your revenue stream, the stronger your company will be.
17. He who holds the gold rules. The owner has the final say on any major decisions.
18. Never bet the bank. You can make a lot of wrong decisions as long as you do not make a decision that is so large it can bring your company down. Keep the size of your decision relative to the size of your organization.
19. The first loss is your least loss. In other words, when you have a problem loan, don't hold on with the expectation you will collect more if you wait. Get on top of the loan, get it out of the bank, and take your loss.
20. Bad loans are made in good times.
21. Every decision is a people decision. Absolutely everything comes down to people.
22. Nobody is irreplaceable, including you.
23. Have fun at work. Don't take everything too seriously; life is to be enjoyed.
24. Keep your priorities straight—God, family, friends and work—in that order.
25. It is never as good as you think in good times and never as bad as you think in bad times.

My brother-in-law and his brothers are farmers. After their crops got completely destroyed by hail one year, my dad told them, "All days are good, some are better than others." He always had a positive outlook no matter the economic, political or personal environment. When he had chemo for colon cancer, he described it like going to the spa: they give you a warm blanket, you can listen to music or watch TV—very relaxing, no complaints. When I was 10, my sister Suzie died of cancer, and my dad said, "Yes, we will grieve, but life is for the living, and we all need to live a joy-filled life."

During the depths of the financial crisis, Jeff and I went to see my dad with our heads hanging low. He said, "Business is a game; lift your heads up, get back in there and compete."

As the ripples Jeff describes continue into the future, we will work hard to create memories and have fun while focusing on our customers, creating an awesome work environment for our associates, diversifying, communicating openly and giving back to our communities while keeping in balance the customer, associate, community and shareholder to create long-term returns for all of our stakeholders.

My dad will be missed.

// Closing

A large moat still exists around most of our core businesses, and I would argue that the moat is ever expanding as we stick to our core values and grow these businesses with a long-term horizon. We are sitting on a relatively large amount of liquid capital. Think of us holding a handful of different-sized stones and pebbles that we intend to throw into the business pond. We will be making small bets, medium-sized bets and potentially some bigger bets. We make those bets when we believe we have a great idea, product or service; a real competitive advantage; and the odds of success are in our favor. We anticipate the biggest bet for 2025 is our approach to consumer lending within NFS. Look to see us originating more assets and acquiring more assets in various consumer classes. This allows us to utilize the bank as the originator with a low cost of capital, along with Nelnet's balance sheet and NDS as the servicer.

My analogy: If we cast three stones into the pond at once and watch all of the ripples cross over each other, they will compound to the benefit of our shareholders. We acknowledge that some of these stone tosses will not work out, and when that happens, we will take quick action, appropriately manage any dead fish and correct our course of action. If our history is any indication, we have paid some expensive tuition, but we've made many more good decisions than bad.

Our key objectives for 2025 are as follows:

1. Drive profitability and ensure effective capital deployment to meet long-term recurring revenue, defined net-income and return-on-equity (ROE) targets.
2. Strengthen our core businesses by enhancing customer satisfaction, expanding markets and diversifying product offerings.
3. Integrate NFS, Nelnet Bank and NDS corporate initiatives to drive asset growth.
4. Continue to build an engaged workforce by enhancing the work environment, benefits offerings and talent development.
5. Modernize and streamline our technology platforms to improve scalability, efficiency, resiliency and cybersecurity.

We are very encouraged with our market position and the opportunities we have in front of us in 2025. Thank you for your continued trust and investment in Nelnet.

Dream. Learn. Grow.

Jeffrey R. Noordhoek | Jeffrey Noordhoek, Chief Executive Officer

Nelnet Board of Directors

 Michael Dunlap

 Preeta Bansal

 Matthew Dunlap

 Kathleen Farrell

 David Graff

 Thomas Henning

 Adam Peterson

 Kimberly Rath

 Jona Van Deun

Nelnet Bank Board of Directors

 Michael Dunlap

 Carine Strom Clark

 Crawford Cragun

 Connie Edmond

 Anthony Goins

 Andrea Moss

 Jaime Pack

 Timothy Tewes

Forward-Looking and Cautionary Statements

This letter to shareholders contains forward-looking statements within the meaning of federal securities laws. The words "anticipate," "assume," "believe," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. These statements are based on management's current expectations as of the date of this letter and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the company under existing and future servicing contracts with the Department, risks related to unfavorable contract modifications or interpretations, risks related to consistently meeting service requirements to avoid the assessment of penalties, and risks related to the company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, FFEL Program, private education, and consumer loans; loan portfolio risks, such as credit risk, prepayment risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFEL Program, private education, consumer, and other loans, or investment interests therein, and initiatives to purchase additional FFEL Program, private education, consumer, and other loans; financing and liquidity risks, including risks of changes in the interest rate environment; risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets; risks related to a breach of or failure in the company's operational or information systems or infrastructure, or those of third-party vendors, including disclosure of confidential or personal information and/or damage to reputation resulting from cyber-breaches; uncertainties inherent in forecasting future cash flows from student loan assets, including investment interests therein, and related asset-backed securitizations; risks related to use of artificial intelligence; risks related to the ability of Nelnet Bank to achieve its business objectives and effectively deploy loan and deposit strategies and achieve expected market penetration; risks related to the expected benefits to the company from its continuing investment in ALLO and Hudl, and risks related to solar tax equity investments, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities; risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom), including venture capital and real estate investments, reinsurance, acquisitions, solar construction, and other activities (including risks associated with errors that occasionally occur in converting loan servicing portfolios to a new servicing platform), including activities that are intended to diversify the company both within and outside of its historical core education-related businesses; risks and uncertainties associated with climate change; risks from changes in economic conditions and consumer behavior; risks related to the company's ability to adapt to technological change; risks related to the exclusive forum provisions in the company's articles of incorporation; risks related to the company's executive chairman's ability to control matters related to the company through voting rights; risks related to related party transactions; risks related to natural disasters, terrorist activities, or international hostilities; and risks and uncertainties associated with litigation matters and maintaining compliance with the extensive regulatory requirements applicable to the company's businesses, including changes to the regulatory environment from the change in presidential administration, and uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the company's consolidated financial statements. For more information, see the "Risk Factors" sections and other cautionary discussions of risks and uncertainties included in documents filed or furnished by the company with the SEC, including the most recent Form 10-K filed by the company with the SEC. All forward-looking statements in this letter are as of the date of this letter. Although the company may voluntarily update or revise its forward-looking statements from time to time to reflect actual results or changes in the company's expectations, the company disclaims any commitment to do so except as required by law.

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from ___to___.


COMMISSION FILE NUMBER 001-31924



NELNET, INC.

(Exact name of registrant as specified in its charter)


Nebraska	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)


121 South 13th Street, Suite 100


Lincoln, Nebraska	**68508**
(Address of principal executive offices)	(Zip Code)


Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 per Share	NNI	New York Stock Exchange


SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $100.86 per share, was $1,643,141,426. The registrant's Class B Common Stock is not listed for public trading on any exchange or market system, but shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time on a share-for-share basis. For purposes of this calculation, shares of common stock beneficially owned by any director or executive officer of the registrant or by any person who beneficially owns greater than 10% of the Class A Common Stock or who is otherwise believed by the registrant to be in a control position have been excluded, since such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not conclusive for other purposes.

As of January 31, 2025, there were 25,634,449 and 10,658,604 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,305,731 shares of Class A Common Stock held by wholly owned subsidiaries).


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's definitive Proxy Statement to be filed for its 2025 Annual Meeting of Shareholders, scheduled to be held May 15, 2025, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Lincoln, Nebraska	Auditor Firm ID: 185

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2024

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "anticipate," "assume," "believe," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the Company under existing and future servicing contracts with the U.S. Department of Education (the "Department"), risks related to unfavorable contract modifications or interpretations, risks related to consistently meeting service requirements to avoid the assessment of performance penalties, and risks related to the Company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, Federal Family Education Loan Program (the "FFEL Program" or FFELP), private education, and consumer loans;

- loan portfolio risks such as credit risk, prepayment risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFELP, private education, consumer, and other loans, or investment interests therein, and initiatives to purchase additional FFELP, private education, consumer, and other loans;

- financing and liquidity risks, including risks of changes in the interest rate environment;

- risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets;

- risks related to a breach of or failure in the Company's operational or information systems or infrastructure, or those of third-party vendors, including disclosure of confidential or personal information and/or damage to reputation resulting from cyber breaches;

- risks related to use of artificial intelligence;

- uncertainties inherent in forecasting future cash flows from student loan assets, including investment interests therein, and related asset-backed securitizations;

- risks related to the ability of Nelnet Bank to achieve its business objectives and effectively deploy loan and deposit strategies and achieve expected market penetration;

- risks related to the expected benefits to the Company from its continuing investment in ALLO Holdings, LLC (referred to collectively with its subsidiary ALLO Communications LLC as "ALLO"), and risks related to solar tax equity investments, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities;

- risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom) including venture capital and real estate investments, reinsurance, acquisitions, solar construction, and other activities (including risks associated with errors that occasionally occur in converting loan servicing portfolios to a new servicing platform), including activities that are intended to diversify the Company both within and outside of its historical core education-related businesses;

- risks and uncertainties associated with climate change; and

- risks and uncertainties associated with litigation matters and maintaining compliance with the extensive regulatory requirements applicable to the Company's businesses, including changes to the regulatory environment from the change in presidential administration, and uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the Company's consolidated financial statements.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by law. In this report, unless the context indicates otherwise, references to "Nelnet," "the Company," "we," "our," and "us" refer to Nelnet, Inc. and its subsidiaries.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet is a diversified hybrid holding company with primary businesses being consumer lending, loan servicing, payments, and technology – with many of these businesses serving customers in the education space. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes and manages investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, reinsurance, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program.

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. As of December 31, 2024, the Company had an $8.4 billion FFELP loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education and consumer loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

Operating Segments

The Company has four reportable operating segments as summarized below.

Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS)
- Focuses on student and consumer loan servicing, loan servicing-related technology solutions, and outsourcing business services
- Includes the brands Nelnet Diversified Solutions, Nelnet Loan Servicing, Nelnet Servicing, Firstmark Services, Sloan Servicing, and Nelnet Government Services

Education Technology Services and Payments (ETSP) - referred to as Nelnet Business Services (NBS)
- NBS provides education and payment technology and services for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally
- Includes the divisions of FACTS, Nelnet Campus Commerce, Nelnet Payment Services, and Nelnet International

Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Focused on comprehensive asset management including strategic asset investing, asset allocation, risk management, and performance monitoring within a diverse portfolio
- Includes the acquisition and management of student and other loan assets, including investment interests therein

Nelnet Bank, part of the Nelnet Financial Services (NFS) division
- Internet Utah-chartered industrial bank focused on the private education and unsecured consumer loan markets

The NFS division has other operating segments that are not reportable as further described below under "Nelnet Financial Services - NFS Other Operating Segments." All other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in "Corporate and Other Activities." A more detailed description of each of the Company's operating segments and Corporate and Other Activities is provided below.

Loan Servicing and Systems

The primary service offerings of this operating segment include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including contact center, processing, and administrative services

As of December 31, 2024, the Company serviced $532.4 billion of loans for 15.8 million borrowers. See Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") – "Loan Servicing and Systems Operating Segment – Results of Operations – Loan Servicing Volumes" for additional information related to the Company's servicing volume.

Servicing federally owned student loans for the Department

Nelnet Servicing, LLC (Nelnet Servicing), a subsidiary of the Company, earns loan servicing revenue from a servicing contract with the Department. As of December 31, 2024, the Company was servicing $489.9 billion of student loans for 14.0 million borrowers for the Department. The Department is the Company's largest customer, representing 26% of the Company's revenue and 74% of the LSS operating segment's revenue in 2024.

In April 2023, Nelnet Servicing received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution (USDS) contract which replaced its legacy Department student loan servicing contract. The USDS contract has a five-year base period (through April 2028), with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of existing borrowers was allocated by the Department to Nelnet Servicing and four other third-party servicers that were awarded a USDS contract. Servicing under the USDS contract went live on April 1, 2024, and the Company recognized revenue in accordance with this new contract beginning in the second quarter of 2024. The Company earned revenue for servicing borrowers under the legacy servicing contract with the Department through March 31, 2024.

Nelnet Servicing earns a monthly fee from the Department based on borrower volume it services on behalf of the Department. The USDS contract has multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract was primarily based on borrower status. Assuming borrower volume remains consistent under the USDS contract, revenue earned on a per borrower blended basis will decrease under the new contract versus the legacy contract. However, consistent with the legacy contract, the Company expects to earn additional revenue from the Department for change requests and other support services.

Servicing FFELP loans

NDS services AGM's FFELP student loan portfolio, as well as the portfolios of 93 third-party servicing customers as of December 31, 2024. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. The Company uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act"). The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and nonprofit secondary markets.

The discontinuation of new FFELP loan originations in July 2010 has caused and will continue to cause FFELP servicing revenue to decline as these loan portfolios are paid down.

Servicing private education and consumer loans

NDS conducts servicing activities for private education and consumer loans. Private education loans are non-federal private credit loans made to students or their family; as such, the loans are not issued or guaranteed by the federal government. Although similar in terms of activities and functions as FFELP loan servicing, private education loan servicing activities are not required to comply with the provisions of the Higher Education Act and may be more customized to individual client requirements.

The Company has invested and plans to continue to invest in modernizing key technologies and services to position its consumer loan servicing business for the long-term, expanding services to include personal loan products and other consumer installment assets. The Company believes improvements in systems will allow for diversified products to be serviced with secure, state-of-the-art application and servicing platforms to drive growth for the Company's client partners. Presenting a very wide market opportunity of new entrants and existing players, consumer lending is expected to be a growth area.

For example, in July 2024, Discover Financial Services (Discover) announced the sale of its approximately $10 billion private education student loan portfolio, representing approximately 400,000 borrowers, to partnerships managed by two global investment firms with Firstmark Services, a division of the Company, assuming responsibility for servicing the portfolio upon the sale. The conversion of these loans to the Company's platform began in September 2024 with the majority of loan conversions completed in the fourth quarter of 2024. In addition, Sofi Technologies, Inc. (Sofi) selected the Company as a sub-servicer for its school and refinance loan programs. Transfer of new and existing Sofi loans began in the fourth quarter of 2024, with the anticipated completion of all existing loans to be complete by the second quarter of 2025.

As of December 31, 2024, NDS serviced private education and consumer loans on behalf of 39 third-party servicing customers.

Providing backup servicing for FFELP, private education, and consumer loans

NDS offers protection against unexpected business failure, or any event that stretches a third-party service provider's resources beyond its capability to perform essential services, through backup servicing. Backup servicing for loan asset owners, investors, financiers, and other stakeholders is a way to safeguard assets and mitigate financial risk, generally in conjunction with a structured long-term financing of the assets (like an asset-backed securitization).

NDS's backup service provides a trigger response plan with pre-built system profiles that remain on standby, ready to be utilized if a contracted asset manager or service provider cannot perform its duties. The Company performs testing and maintenance against the loan transfer process each month with backup clients and certifies compliance. For a monthly fee, these arrangements require a 30-to-90-day notice from a triggering event to transfer the customer's servicing volume to the Company's platform and becoming a full servicing customer. NDS offers backup servicing for FFELP, private education, and consumer loans that leverages existing servicing systems and full-service experience.

As of December 31, 2024, NDS provided backup servicing arrangements to 14 entities for more than 45 million borrowers.

Providing student loan servicing software and other information technology products and services

NDS provides student loan and guaranty servicing software, data center services, and consulting and professional services to support technology platforms, including outsourcing technology expertise and capacity to supplement development needs in organizations. The servicing software systems provided to third parties have been adapted so they can be offered as hosted servicing software solutions that can be used by third parties for guaranty servicing and to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans. The Company earns a monthly fee from its remote hosting customers for each loan or unique borrower on the Company's platform, with a minimum monthly charge for most contracts. As of December 31, 2024, 0.8 million borrowers were hosted on the Company's hosted servicing software solution platforms.

During 2023, the Company's two Department remote hosted servicing borrowers, representing 6.0 million borrowers as of December 31, 2022, were transferred to other servicers. However, the Company has executed an agreement with a third-party servicer that was awarded a USDS contract with the Department to license its servicing software to such entity and the Company began earning remote hosted servicing revenue from this new customer during the second quarter of 2024. The amount of revenue earned by this new customer will depend on the number of servicing borrowers allocated by the Department to this servicer.

Providing outsourced services including contact center, processing, and administrative services

NDS provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, and interacting with customers through multi-channels. Processing services include application processing and verification, payment processing, credit dispute, and account management services. As of December 31, 2024, NDS provided business process outsourcing to 37 customers.

Competition

We believe the Company's scalable servicing platform allows it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry. The Company has segmented its private education loan servicing on a distinct platform, created specifically to meet the needs of private education student loan borrowers, their families, the schools they attend, and the lenders who serve them. This ensures access to specialized teams with a dedicated focus on servicing these borrowers.

NDS is one of the leaders in the development of servicing software for guaranty agencies, consumer and private education loan programs, the Federal Direct Loan Program, and FFELP student loans. Many student loan lenders and servicers utilize the Company's software either directly or indirectly. We believe the investments NDS has made to scale its systems and to create a secure infrastructure to support the Department's servicing volume and requirements increase its competitive advantage as a long-term partner in the loan servicing market.

Education Technology Services and Payments

NBS is a service and technology company that operates as the following divisions:

- FACTS
- Nelnet Campus Commerce
- Nelnet Payment Services
- Nelnet International

The majority of this segment's customers are located in the United States; however, the Company also provides services and technology as part of its Nelnet International division primarily in Australia, New Zealand, and Southeast Asia, and believes there are opportunities to increase its customer base and revenues internationally.

See the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations" for an overview of the seasonality of the business in this operating segment.

A more detailed description of each NBS division is provided below. For a presentation of NBS revenue disaggregated by service offering into tuition payment plan services revenue, payment processing revenue, and education technology services revenue, see the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations – Summary and Comparison of Operating Results – Education technology services and payments revenue." In the discussion below, revenues from the described products and services are included in education technology services revenue in such presentation, unless specifically indicated otherwise.

FACTS

NBS uses the FACTS brand in the K-12 private and faith-based education markets. FACTS provides solutions that elevate the K-12 educational experience for school administrators, teachers, and families. FACTS solutions include the following products:

- Financial Management
- Education Technology
- Education Services

The combination of the Company's products has significantly increased the value of the Company's offerings and allows the Company to deliver a comprehensive suite of solutions to schools. FACTS provides services for nearly 12,000 K-12 schools and serves 4.5 million students and families. FACTS generated $308 million and $298 million in revenue for the years ended December 31, 2024 and 2023, respectively.

Financial Management - FACTS is the market leader in educational financial management with services in the following categories:

- Tuition Management
- Incidental Billing
- Grant & Aid
- Payment Forms
- Advanced Accounting
- FACTS Giving

K-12 educational institutions contract with the Company to administer tuition payment plans that allow families to make recurring payments generally over six to 12 months. The Company earns tuition payment plan services revenue by collecting a fee from either the institution or the payer to administer the plan. Additionally, the Company may earn payment processing revenue when families make tuition payments. The Company's grant and aid assessment service helps K-12 schools evaluate and determine the amount of financial aid to disburse to the families it serves. The Company earns service revenue by charging a fee for grant and aid applications processed.

The Company's advanced accounting services create efficiencies in school accounting processes with a single system that captures and tracks all tuition and fees. Incidental billing allows schools to bill families for fees that fall outside of regular tuition costs. Payment Forms allows schools to create forms for event registrations and permissions coupled with an automated way to collect payments.

The Company's giving solution is a comprehensive donation platform that streamlines donor communications, organizes donor information, and provides access to data analysis and reporting. The Company earns subscription fees and payment processing revenues for these services.

Education Technology - The Company's education technology solutions include the following products:

- Student Information System (SIS)
- Application & Enrollment
- Teacher Observance & Assessment
- Family App
- School Site
- Parent Alert
- Learning Management

FACTS SIS automates the flow of information between school administrators, teachers, and parents and includes administrative processes such as scheduling, cafeteria management, attendance, and grade book management. Family App provides families with mobile access to the information they need and Parent Alert allows for instant communication with families when needed. The Company's SIS, Family App, and Parent Alert are sold as a subscription service to schools.

Application & Enrollment provides a paperless experience for the admissions office and provides schools with real-time information as applications and enrollment forms are completed. The Company earns a fee per completed application and/or enrollment form.

FACTS School Site is a website content management system for schools to promote and share information with current and prospective families.

The Company's learning management system uses innovations such as extended enterprise, social collaborations, and gamification to expand capabilities and engage and motivate learners. In-person and online training and certification is managed with simplified reporting, tracking, and record maintenance. FACTS' technologies allow customers to update certificate programs or create new custom learning programs to meet emerging needs. The Company earns subscription and content creation fees for these services. Additionally, a fee may be earned from learners completing course offerings.

The Company's teacher observation and assessment solution helps schools and districts retain and support their teachers with evidence-based growth opportunities, using video and AI to measure ongoing improvement. The Company earns a subscription fee for this service.

Education Services - The Company's education services include the following products:

- Instructional Services
- Federal Funds
- Coaching
- Professional Development

The Company provides customized professional development and coaching services for teachers and school leaders as well as instructional services for students experiencing academic challenges. These services provide continuous advanced learning and professional development while helping private schools identify and attain equitable participation in Title I and Title II federal education programs under the Every Student Succeeds Act (ESSA). Federal pandemic-related funds under the Emergency Assistance to Non-Public Schools (EANS) program provided funding for these learning management solutions. One EANS award period ended on September 30, 2023 and the final EANS award period ended on September 30, 2024, which will have an adverse impact to education technology services revenue in future periods.

Nelnet Campus Commerce

NBS uses the Nelnet Campus Commerce brand to offer payment technologies to higher education institutions. Nelnet Campus Commerce offers the following products:

- Tuition Management
- Integrated Commerce

Nelnet Campus Commerce provides service for nearly 1,000 colleges and universities and serves over 8 million students. Nelnet Campus Commerce generated $141 million and $129 million in revenue for the years ended December 31, 2024 and 2023, respectively.

Tuition Management – Higher education institutions contract with the Company to administer tuition payment plans that allow students to make recurring payments on either a semester or annual basis. The Company earns tuition payment plan services revenue by collecting a fee from the student or school to administer the plan. Additionally, the Company may earn payment processing revenue when students make tuition payments.

Nelnet Billing & Payments allows schools to send automated bills for tuition and fees, housing, parking, and other campus service offerings and allows students to safely make online payments from anywhere. Nelnet Refunds helps schools stay compliant with federal refund regulations and allows students choice in their refund method. The Company earns hosting, per transaction, and credit card processing fees for its Nelnet Billing & Payments and Nelnet Refunds products. Credit card processing fees are included in payment processing revenue.

Integrated Commerce – Nelnet Campus Commerce integrated commerce solutions help schools maintain revenue sources across campuses including in-person payments, online shopping experiences, and a mobile app. Nelnet Storefront provides online stores for departments across campuses with consolidated views and management by the business office. Nelnet Cashiering allows higher education institutions to manage all in-person payments on campus. Nelnet Checkout streamlines all payments through one system and provides a common make-a-payment experience. The Company earns hosting, per transaction, and credit card processing fees for its integrated commerce solutions. Credit card processing fees are included in payment processing revenue.

<u>Nelnet Payment Services</u>

Nelnet Payment Services supports and provides secure payment processing services, including credit card and electronic transfers, to the other divisions of NBS and Nelnet in addition to other third-party industries and software platforms across the United States. Nelnet Payment Services offers Payment Card Industry (PCI) compliant mobile, in-person, and online solutions for customers to collect, process, and view credit card and Automated Clearing House (ACH) payments. Nelnet Payment Services earns payment processing revenues through fees for credit card and ACH transactions. Nelnet Payment Services generated $59 million and $55 million in revenue for the years ended December 31, 2024 and 2023, respectively.

<u>Nelnet International</u>

NBS uses the Nelnet International brand to serve customers in the education, local government, and health care industries. Nelnet International products include services and technology that align with the similarly named product categories for FACTS and Nelnet Campus Commerce, including an integrated commerce payment platform, financial management and tuition payment plan services, and a school management platform.

Nelnet International provides its services and technology to approximately 675 schools in 69 countries, with the largest concentrations in Australia, New Zealand, and the Asia-Pacific region. Nelnet International generated $9 million and $8 million in revenue for the years ended December 31, 2024 and 2023, respectively.

<u>Competition</u>

The Company is the largest provider of tuition management and financial needs assessment services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is from a relatively small number of campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company believes its principal competitive advantages are (i) the customer service it provides to institutions and consumers, (ii) the technology provided with the Company's service, and (iii) the Company's ability to integrate its technology with the institution clients and their third-party service providers. The Company believes its clients select products primarily based on technology features, functionality, and the ability to integrate with other systems, but price and service also impact the selection process.

Nelnet Financial Services

The Company formally established the NFS division in 2023 intended to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its private education, consumer, and other loan portfolios while sustaining credit quality and maintaining cost-efficient funding sources to support the loan portfolios.

NFS includes the reportable operating segments of AGM and Nelnet Bank. NFS's other operating segments that are not reportable include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment in debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

<u>*Asset Generation and Management*</u>

AGM includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Loans consist of federally insured student (originated under the FFEL Program), private education, consumer, and other loans, including investment interests therein. As of December 31, 2024, AGM's loan portfolio was $9.0 billion.

Substantially all of AGM's loan portfolio (93.7% as of December 31, 2024) is federally insured. The Company earns net interest income on its loan portfolio and generates a substantial portion of its earnings from the spread, referred to as "loan spread," between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. See the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis," for further details related to loan spread. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets, debt maintenance, and administration costs, are included in this reportable operating segment.

Origination and acquisition

As new FFELP loans are not being originated, a key objective of the Company is to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment. As such, the Company is actively acquiring consumer and other non-FFELP loans or investment interests therein (see below under "Beneficial interest in loan securitizations") and plans to expand these portfolios. During 2024, the Company purchased $599.5 million of consumer and other non-FFELP loans. AGM's competition for the purchase of loan portfolios includes banks, hedge funds, and other finance companies.

Beneficial interest in loan securitizations

AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. The Company's partial ownership in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2024, the Company's ownership correlates to approximately $1.97 billion of loans included in these securitizations.

<u>*Nelnet Bank*</u>

Nelnet Bank operates as an internet industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is governed by a board of directors, a majority of the members of which are independent of the Company. As a consolidated subsidiary of the Company, the Bank's assets, liabilities, results of operations, and cash flows are reflected in the Company's consolidated financial statements, and the industrial bank charter allows the Company to maintain its other diversified business offerings. The growth of Nelnet Bank is primarily driven by its ability to achieve loan growth by originating and purchasing loan portfolios while sustaining credit quality and maintaining cost-efficient funding sources to support the loan originations and portfolio purchases.

Loans

Nelnet Bank serves the private education and unsecured consumer loan markets. Currently, Nelnet Bank offers refinance private education loan options to borrowers that have higher priced private education and/or federal student loan debt and in-school private education loans to students attending higher education institutions. Private education loans are made largely to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, and borrowers' personal resources. Unsecured consumer loans consist of home improvement loans and refinance loans for consumers to consolidate credit card and other general-purpose debt. Nelnet Bank extends consumer loans to borrowers in all 50 states plus the District of Columbia. As of December 31, 2024, Nelnet Bank's loan portfolio was $644.6 million.

Deposits

Nelnet Bank's deposits are interest-bearing and primarily consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings plans, Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), commercial and consumer savings, and Federal Deposit Insurance Corporation (FDIC) sweep deposits. The intercompany deposits are deposits from Nelnet, Inc. (parent company) and its subsidiaries and include a pledged deposit of $40.0 million from Nelnet, Inc., as required under a Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school. The Bank accepts, through various partners, non-brokered large omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. These omnibus accounts include the Educational 529 College Savings and Health Savings plans, STFIT, and FDIC sweep deposits. A network of brokers provides brokered CDs as a stable source of funding. Retail, commercial, and institutional deposits are sourced through a direct banking platform and a deposit marketplace and provide diversified funding sources. As of December 31, 2024, Nelnet Bank had $1.25 billion of deposits, of which $68.5 million were intercompany deposits. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

<u>NFS Other Operating Segments</u>

Whitetail Rock Capital Management, LLC

Whitetail Rock Capital Management, a majority-owned subsidiary of the Company, is an SEC-registered investment advisor. As of December 31, 2024, WRCM had $3.1 billion in assets under management for third-party customers, consisting of student loan asset-backed securities ($2.4 billion) and Nelnet stock ($0.7 billion) - primarily shares of Class B common stock. WRCM's core assets under management are FFELP asset-backed securities. As new FFELP loans are not being originated, WRCM is beginning to transition away from FFELP asset-backed securities to additional asset-backed asset classes (consumer and collateralized loan obligations). WRCM earns annual management fees of 10 basis points to 25 basis points for asset-backed securities under management (management fees) and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services (performance fees). WRCM earns annual management fees of five basis points for Nelnet stock under management. During 2024, WRCM earned $5.6 million and $0.3 million in management and performance fees, respectively.

Nelnet Insurance Services

The Nelnet Insurance Services operating segment leverages the Company's captive insurance companies' capital through multiple reinsurance treaties with third parties on property and casualty policies. As of December 31, 2024, the Company had 6 treaties that reinsure risk on approximately 50 different insurance programs issued by 5 carriers. The Company has entered into arrangements to cede a portion of its exposure, typically 50%, to a third party. For the year ended December 31, 2024, the Company recognized $62.9 million in reinsurance premiums (net of $63.0 million retroceded to a third party). In addition to premium revenue, the Company earns investment income on its capital and cash premiums it receives, until such amounts are paid out for claims. If premiums exceed the total amount of expenses and eventual losses, the Company recognizes an underwriting profit that adds to the investment income earned. Conversely, if the total amount of expenses and eventual claim losses exceed premiums, the Company would recognize an underwriting loss.

Investments - real estate

As of December 31, 2024, the Company had approximately 45 real estate investments across the United States with a carrying value of $131.7 million. For the majority of its real estate investments, the Company partners with a third-party co-investor that (i) has asset-specific and/or geographic expertise of the underlying property and (ii) manages the day-to-day operations. The Company's real estate portfolio includes commercial properties, including office space, industrial, multifamily, and mixed-use properties.

Investment portfolio - debt securities

The Company invests excess cash in debt securities, primarily student loan and other asset-backed securities. Included in NFS's debt securities portfolio are $97.5 million (par value) of the Company's own asset-backed securities (bonds and notes payable) that were issued to finance student loans that the Company repurchased in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. As of December 31, 2024, the par value and fair value of the Company's debt securities held in the NFS division, including its own asset backed securities, was $546.4 million and $505.7 million, respectively. Historically, the Company has entered into repurchase agreements (debt), the proceeds of which are collateralized by a portion of the asset-backed securities (bond investments). As of December 31, 2024, no amounts of debt were outstanding on any repurchase agreements.

<u>Risk management</u>

Credit risk

AGM's portfolio of federally insured student loans is subject to minimal credit risk, as these loans are guaranteed by the Department at levels ranging from 97% to 100%. Such guarantees are further discussed in Risk Factors - "If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties."

AGM and Nelnet Bank's private education, consumer, and other loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default, which increases the Company's exposure to credit risk.

In addition, AGM's partial ownership in loan securitizations (beneficial interests) grants AGM the right to receive the corresponding percentage of cash flows generated by the securitization. The cash flows generated from the securitizations are highly subject to credit risk (default).

For additional information on the Company's credit risk, see "Risk Factors - Loan Portfolio - Credit risk - loans and Credit risk - beneficial interest in loan securitizations."

Interest rate risk

Since the Company generates a significant portion of its earnings from its loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The Company is exposed to market risk through the management of the Company's loan and investment portfolios. These activities are closely tied to those related to the management of the Company's funding and debt. Interest rate risk is further outlined in the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis" and Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs

- The operating results of solar tax equity investments made by the Company and administrative and management services provided by the Company on solar tax equity investments made by third parties

- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business

- The operating results of certain of the Company's investment activities, including its investment in ALLO and early-stage and emerging growth companies (venture capital investments)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

Solar Tax Equity Investments

As of December 31, 2024, the Company has invested a total of $314.8 million and its third-party investors have invested $271.4 million in tax equity investments that remain outstanding in renewable energy solar partnerships that support the development and operations of solar projects throughout the country. These investments provide a federal income tax credit under the Internal Revenue Code, currently equaling 30% to 70% of the eligible project cost, with the tax credit available when the project is placed in service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the investments to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years after the project is placed in service. After that period, the contractual agreements typically provide for the Company's entire interest in the projects to be sold at the fair market value of the discounted forecasted future cash flows allocable to the Company. Given the net amount of capital funded to solar tax equity investments at any point in time is not significant and experience the Company has in underwriting these assets, the Company considers these investments a good use of its capital when looking at its capital deployment initiatives.

In addition to making these tax equity investments for the Company's own portfolio, the Company is syndicating these investments with co-investors with similar tax attributes. The Company has developed expertise in sourcing, underwriting, closing, and managing these investments and believes it has strong relationships with solar developers throughout the country. The Company invests in at least 10% of each investment transaction, with its co-investment partners taking the remaining share. The Company earns upfront management fees and performance fees from co-investors which are typically five to six percent of the capital invested, in the aggregate. The management fee is recognized as income over the duration of the investment (typically five years). The Company invested a total of $77.0 million during 2024 on behalf of its co-investors. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests. In addition, during 2024, third-party syndication partners invested directly in an additional $82.3 million in tax equity solar investments which are not included in the Company's consolidated financial statements; however, these investments are managed by the Company and the Company receives management and performance fees on such activity. In 2024, the Company also began to provide consulting services to developers of solar projects and earns a contingent fee at time of monetization of the tax credit by the developer. The fee is based on the increase in economic benefits realized by the project. In 2024, the Company recognized $6.1 million for such consulting services.

Nelnet Renewable Energy (NRE)

The Company has a solar construction company (Nelnet Renewable Energy, formerly GRNE Solar) that provides full-service engineering, procurement, and construction (EPC) services to entities including utilities, governmental bodies, commercial companies, educational institutions, multi-unit landlords, and healthcare groups on a fixed fee contract basis. In April 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and consequently discontinued its residential solar operations. Residential solar construction revenue was $3.3 million and $10.7 million for the year ended December 31, 2024 and 2023, respectively.

The Company entered the EPC business with its July 2022 acquisition of GRNE Solar. Since the acquisition, NRE has incurred low and, in some cases, negative margins on certain legacy projects. During 2023 and 2024, NRE recognized a net loss before taxes of $54.7 million and $36.0 million, respectively. These losses in 2023 and 2024 include impairment charges on goodwill, intangible assets, and other assets of $20.6 million and $1.9 million, respectively. The Company has a handful of remaining legacy construction contracts to complete, down from over 30 at the beginning of 2024. As new projects are completed and the legacy contracts are substantially complete, the Company believes operating results will improve from prior historical periods.

Investments

The Company makes investments to further diversify itself both within and outside of its historical core education-related businesses, including investments in ALLO and early-stage and emerging growth companies (venture capital investments).

ALLO

The Company provided fiber communication services through ALLO, a former majority-owned subsidiary, until a recapitalization in 2020 resulted in a deconsolidation of ALLO from the Company's consolidated financial statements. The Company continues to hold a significant investment in ALLO.

ALLO derives its revenue primarily from the sale of telecommunication services, including internet, telephone, and television services to business, governmental, and residential customers in Nebraska, Colorado, and Arizona and specializes in high-speed internet and broadband services available through its all-fiber network. As of December 31, 2024, ALLO is actively serving customers in 28 communities where fiber network construction is complete and is currently serving customers and building their network in 19 additional communities. The total households in these communities is approximately 490,000. As of December 31, 2024, ALLO served approximately 135,000 residential customers and had approximately 61,000 business lines, increases from approximately 109,000 and approximately 49,000 as of December 31, 2023, respectively. For the year ended December 31, 2024, ALLO recognized approximately $190 million in revenue. ALLO uses debt to fund a portion of its operations and capital needs. As of December 31, 2024, ALLO had approximately $1.14 billion of debt outstanding, an increase from approximately $715 million as of December 31, 2023. ALLO plans to continue to increase market share and revenue in its existing markets and plans to expand to additional communities. Nelnet continues to work with ALLO and SDC, a third-party global digital infrastructure investor that holds a significant investment in ALLO, to explore various funding and capital options to support ALLO's growth.

The Company accounts for its approximately 45% voting membership interests in ALLO under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. As of December 31, 2024, the carrying amount of the Company's voting membership interests was zero. The Company believes the fair value of its voting membership interests in ALLO is significantly greater than its carrying value. The Company also holds non-voting preferred membership interests in ALLO that earns a preferred annual return, which it accounts for as a separate equity investment. As of December 31, 2024, the carrying amount of the Company's preferred membership interests of ALLO held by the Company was $225.6 million.

Venture capital investments

The Company has invested in early-stage and emerging growth companies and various funds. As of December 31, 2024, the Company has investments in approximately 75 entities and approximately 35 funds and the total carrying value of such investments was $289.1 million. The largest investment in the Company's venture capital portfolio is Agile Sports Technologies, Inc. (doing business as "Hudl.") As of December 31, 2024, the carrying value of the Company's investment in Hudl was $168.7 million. The Company accounts for its investment in Hudl using the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company believes the fair value of its ownership in Hudl is significantly greater than its carrying value. Hudl is a leading sports performance analysis company, and its software provides more than 300,000 teams across more than 40 sports and in 180 countries the insights to be more competitive. David S. Graff, a member of the Company's Board of Directors, is a co-founder, the chief executive officer, and a director of Hudl.

Regulation and Supervision

The Company's operating segments and industry partners are heavily regulated by federal and state government regulatory agencies. The following provides a summary of the more significant existing and proposed legislation and regulations affecting the Company. A failure to comply with these laws and regulations could subject the Company to substantial fines, penalties, and remedial and other costs, restrictions on business, and the loss of business. Regulations and supervision can change rapidly, and changes could alter the Company's business plans and increase the Company's operating expenses as new or additional regulatory compliance requirements are addressed.

Loan Servicing and Systems

NDS, which services Federal Direct Loan Program, FFELP, private education, and consumer loans, is subject to federal and state consumer protection, privacy, and related laws and regulations. Some of the more significant federal laws and regulations include:
- The Higher Education Act, which establishes financial responsibility and administrative capability requirements that govern all third-party servicers of federally insured student loans
- The Telephone Consumer Protection Act (TCPA), which governs communication methods that may be used to contact customers
- The Truth-In-Lending Act (TILA) and Regulation Z, which govern disclosures of credit terms to consumer borrowers
- The Fair Credit Reporting Act (FCRA) and Regulation V, which govern the use and provision of information to consumer reporting agencies
- The Equal Credit Opportunity Act (ECOA) and Regulation B, which prohibit discrimination on the basis of race, creed, or other prohibited factors in extending credit
- The Servicemembers Civil Relief Act (SCRA), which applies to all debts incurred prior to commencement of active military service and limits the amount of interest, including certain fees or charges that are related to the obligation or liability
- The Military Lending Act (MLA), which protects active-duty members of the military, their spouses, and their dependents from certain lending practices

- The Electronic Funds Transfer Act (EFTA) and Regulation E, which protect individual consumers engaged in electronic fund transfers (EFTs)

- The Gramm-Leach-Bliley Act (GLBA) and Regulation P, which govern a financial institution's treatment of nonpublic personal information about consumers and require that an institution, under certain circumstances, notify consumers about its privacy policies and practices

- The Federal Bankruptcy laws Title 11 of the U.S. Code, which provides for the reduction or elimination of certain debts

- The Electronic Signatures in Global and National Commerce Act (ESIGN), which allows the use of electronic records if the consumer has affirmatively consented to such use and has not withdrawn such consent

- Laws prohibiting unfair, deceptive, or abusive acts or practices (UDAAP)

- Anti-Money Laundering (AML) laws and regulations designed to detect and prevent money laundering and terrorist financing

- Regulations administered and enforced by the Office of Foreign Assets Control (OFAC), which is a U.S. government agency that administers and enforces economic and trade sanctions

- Privacy regulations that enhance privacy rights and consumer protection in various states

- Various laws, regulations, and standards that govern government contractors

As a student loan servicer for the federal government and for financial institutions, including the Company's FFELP student loan portfolio, the Company is subject to the Higher Education Act (HEA) and related laws, rules, regulations, and policies. The Company is subject to oversight by the Department through the Federal Student Aid Office and the Financial Institution Oversight Service (FIOS) division. The HEA regulates every aspect of the federally insured student loan program. Failure to comply with the HEA could result in fines, the loss of the insurance and related federal guarantees on affected FFELP loans, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims. The Company has designed its servicing operations to comply with the HEA, and it regularly monitors the Company's operations to maintain compliance. While the HEA is required to be reviewed and reauthorized by Congress every five years, Congress has not reauthorized the HEA since 2008, choosing to temporarily extend the HEA each year since 2013 while Congress works on the next reauthorization. The Company monitors for potential changes to the HEA and evaluates possible impacts to its business operations.

The Company's USDS contract with the Department that became effective in April 2023 requires the Company to comply with the Federal Acquisition Regulations, which regulates the procurement, award, administration, and performance of U.S. government contracts.

Under the TCPA, plaintiffs may seek actual monetary loss or damages of $500 per violation, and courts may treble the damage award for willful or knowing violations. In addition, TCPA lawsuits have asserted putative class action claims.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") established the Consumer Financial Protection Bureau (CFPB), which has broad authority to regulate a wide range of consumer financial products and services. The Company's student loan servicing business is subject to CFPB supervision and oversight authority.

The CFPB has authority to draft new regulations implementing federal consumer financial protection laws, to enforce those laws and regulations, and to conduct examinations and investigations of the Company's operations to determine compliance. The CFPB's authority includes the ability to assess financial penalties and fines and provide for restitution to consumers if it determines there have been violations of consumer financial protection laws. The CFPB also provides consumer financial education, tracks consumer complaints, requests data from industry participants, and promotes the availability of financial services to underserved consumers and communities. The CFPB has authority to prevent unfair, deceptive, or abusive acts or practices and to ensure that all consumers have access to fair, transparent, and competitive markets for consumer financial products and services. The CFPB's scrutiny of financial services has impacted industry participants' approach to their services, including how the Company interacts with consumers.

The Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state laws. Most states also have statutes that prohibit unfair and deceptive practices. To the extent states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB under the Dodd-Frank Act, the Company's ability to offer the same products and services to consumers nationwide may be limited.

As a third-party service provider to financial institutions, the Company is subject to the standards set by the Federal Financial Institutions Examination Council (FFIEC). FFIEC is a formal interagency body of the U.S. government empowered to prescribe uniform principles, standards, and report forms for the federal examination of financial institutions by the Federal Reserve

Banks, the FDIC, and the CFPB, and to make recommendations to promote uniformity in the supervision of financial institutions.

Data privacy and security standards, laws, and regulations that may apply to the Company, such as the National Institute of Standards and Technology (NIST) Special Publication 800-53, Payment Card Industry Data Security Standard (PCI DSS), FTC Safeguards Rule, and New York Codes, Rules, and Regulations (NYCRR) Chapter 23 part 500, among others, are becoming more rigorous. In addition, data security and breach incident response continue to be a focus for policymakers at the federal and state levels. Any actual or perceived non-compliance with such obligations by the Company or third-party service providers could result in proceedings, investigations, or claims against the Company by federal and/or state regulatory authorities, customers, or others, leading to reputational harm, higher liability and indemnity obligations, significant fines, litigation costs, or additional reporting requirements or oversight.

Many states have enacted laws regulating and monitoring the activity of student loan servicers. Some of these laws stipulate additional licensing fees which increase the Company's cost of doing business. Where the Company has obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on the Company. In addition, these statutes may also subject the Company to the supervisory and examination authority of state regulators in certain cases, and the Company will be subject to and experience exams by state regulators. If the Company is found to not have complied with applicable laws, regulations, or requirements, it could: (i) lose one or more of its licenses or authorizations, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions, or penalties, or (iv) be in breach of certain contracts, which may void or cancel such contracts. The Company anticipates additional states adopting similar laws.

Education Technology Services and Payments

As a service provider that takes payment instructions from institutions and their constituents and sends them to bank partners, the Company is directly or indirectly subject to a variety of federal and state laws and regulations. The Company's contracts with clients and bank partners may require the Company to comply with these laws and regulations.

The Company's payment processing services are subject to the EFTA and Regulation E, which govern automatic deposits to and withdrawals from deposit accounts, and customers' rights and liabilities arising from the use of debit cards and certain other electronic banking services. The Company assists bank partners with fulfilling their compliance obligations pursuant to these requirements.

The Company's payment processing services are also subject to the National Automated Clearing House Association (NACHA) requirements, which include operating rules and risk management procedures to govern the use of the ACH Network. These rules are designed to make the ACH Network efficient, reliable, and secure for its members. Because the ACH Network uses a batch process, the importance of proper submissions by NACHA members is magnified. The Company is also impacted by laws and regulations that affect the bankcard industry. The Company is registered with the card brand payment networks as a service provider and is subject to their respective rules.

The Company's higher education institution clients are subject to the Family Educational Rights and Privacy Act (FERPA), which protects the privacy of student education records. These clients disclose certain non-directory information concerning their students to the Company, including contact information, student identification numbers, and the amount of students' credit balances pursuant to one or more exceptions under FERPA. Additionally, as the Company is indirectly subject to FERPA, it may not permit the transfer of any personally identifiable information to another party other than in a manner in which an educational institution may properly disclose it. A breach of this prohibition could result in a five-year suspension of the Company's access to the related client's records. Certain higher education institution clients may also qualify as financial institutions under the Gramm-Leach-Bliley Act (GLBA) and may be subject to its Safeguards Rule. This rule requires such institutions to develop, implement, and maintain a comprehensive information security program to protect the privacy and security of customer financial information. The Company's compliance with GLBA requirements may be necessary where applicable agreements or regulations impose obligations related to safeguarding this information. The Company may also be subject to similar state laws and regulations that restrict higher education institutions from disclosing certain personally identifiable student information.

The Company provides services to K-12 institutions that involve the collection and processing of personal information about individuals under the age of 18. Legislative focus on protecting children's data, at varying ages, has increased at both the state and federal level. This may subject the Company to compliance obligations under federal laws, such as the Children's Online Privacy Protection Act (COPPA), and various state privacy laws. These laws impose strict requirements related to the collection, use, and disclosure of personal information from children at varying ages under the age of 18. Non-compliance with COPPA and other state children's privacy laws could result in significant fines and reputational harm.

Additionally, the Company offers services to some educational institution clients with a global presence, including in the European Union (EU). The EU's General Data Protection Regulation (GDPR), and international laws modeled after the GDPR, impose obligations on organizations that process personal data of individuals in those countries, regardless of whether such organizations have a physical presence in those countries. The extraterritorial application of GDPR and similar laws could impose compliance costs or liability in the event of non-compliance.

The Company's contracts with higher education institution clients also require the Company to comply with regulations promulgated by the Department regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV of the HEA. These regulations are designed to ensure students have convenient access to their Title IV funds, do not incur unreasonable fees, and are not led to believe they must open a financial account to receive such funds.

In September 2023, the CFPB issued an industry and markets report specific to tuition payment plans in higher education. According to the CFPB, this report built on other work by the CFPB including reports on financial products and services offered by colleges or in college settings and recent supervisory examinations of institutional student lenders. Based on the CFPB's focus, higher education institutions may be required to make changes to their product offerings and disclosures. These changes may impact the products and services provided by NBS.

Nelnet Financial Services

Nelnet Bank

Nelnet Bank is a Utah industrial bank that is regulated by the FDIC and the Utah Department of Financial Institutions (UDFI) and is subject to an extensive regulatory framework designed to ensure its safety and soundness, protect depositors, and promote compliance with applicable laws and regulations. As an originator of private education and consumer loans, and a provider of federally insured consumer deposit products, Nelnet Bank is subject to federal and state consumer protection, privacy, and related laws and regulations. In addition to having to comply with the majority of laws and regulations addressed in the Loan Servicing and Systems section, there are additional laws and regulations Nelnet Bank must follow. Nelnet, Inc. (the parent) is not a bank holding company under the Bank Holding Company Act and therefore is not subject to the federal regulations applicable to bank holding companies. Some of the more significant laws and regulations applicable to Nelnet Bank include:

- Regulation W and Federal Reserve Act Sections 23A and 23B, which is designed to prevent losses to a bank resulting from affiliate engagement and transfer of a bank's federal deposit insurance safety net to an affiliate
- Community Reinvestment Act, which encourages depository institutions to help meet the credit needs of the communities in which they operate
- Federal Trade Commission (FTC) Act, which prevents unfair or deceptive acts or practices and ensures consumer privacy (including the Telephone Sales Rule, FTC Guides Concerning the Use of Endorsements and Testimonials in Advertising, and FTC Policy Statement Regarding Advertising Substantiation)
- Regulation O, which places limits and conditions on credit extensions that a bank can offer to its executive officers, principal shareholders, directors, and related interests
- Right to Financial Privacy Act, which establishes specific procedures that government authorities must follow when requesting a customer's financial records from a bank or other financial institution
- BSA/AML, which requires the Bank's compliance with the Bank Secrecy Act, Anti-Money Laundering (BSA/AML) laws and regulations, including the USA PATRIOT Act, which were enacted to require financial institutions in the United States to assist U.S. government agencies with detecting and preventing money laundering and terrorist financing
- Regulation D, which establishes requirements for depository institutions regarding reserve requirements
- Regulation DD, which requires depository institutions to provide clear and accurate disclosures about the terms, fees, and interest rates of deposit accounts to help consumers make informed decisions and compare financial products effectively

Nelnet Bank's deposits are insured by the FDIC up to the applicable legal limits under the Deposit Insurance Fund (DIF). As an FDIC-insured institution, the Bank is subject to periodic examinations, reporting requirements, and supervision under the Federal Deposit Insurance Act (FDIA) and related rules. Key areas of FDIC oversight include:

- Capital Requirements – The Bank must maintain minimum capital ratios as prescribed by the Community Bank Leverage Ratio (CBLR) framework. See the MD&A - "Liquidity and Capital Resources - Sources and Needs of Liquidity - Nelnet Bank - Regulatory Capital."

- Risk Management and Safety and Soundness Standards – The Bank must comply with risk management guidelines covering credit risk, liquidity risk, operational risk, and compliance with Interagency Guidelines Establishing Standards for Safety and Soundness under 12 CFR Part 364.
- Deposit Insurance Assessments – The FDIC assesses premiums based on the Bank's risk classification and total assets. Higher-risk institutions may be subject to increased assessment rates under the FDIC's risk-based assessment system.
- Restrictions on Brokered Deposits – The Bank is subject to FDIC restrictions regarding brokered deposits if it falls below well-capitalized status under the FDIC's Prompt Corrective Action (PCA) framework.
- Stress Testing - The Bank is not currently subject to stress testing requirements under the Dodd-Frank Act. However, under regulatory guidance, the Bank still conducts capital liquidity and interest rate risk stress tests which are shared with the Asset and Liability Management Committee and the Board of Directors. These results are submitted to the Bank's prudential regulators at their request.

As an industrial bank chartered in Utah, the Bank is subject to the supervision and regulatory authority of the UDFI, which enforces applicable state banking laws under the Utah Financial Institutions Act. Key areas of UDFI oversight include:

- Industrial Bank Chartering and Permissible Activities – Under Utah Code Title 7, Chapter 8 ("Utah Industrial Bank Act"), industrial banks may engage in lending, deposit-taking, and other financial services, but are prohibited from offering demand deposits if they do not maintain Federal Reserve membership.
- Capital and Surplus Requirements – Utah law requires industrial banks to maintain minimum capital levels as determined by the UDFI, with additional capital adequacy standards imposed based on asset size and risk exposure.
- State Examination and Reporting – The UDFI conducts regular safety and soundness examinations, typically on a biennial basis, and requires periodic financial reporting in addition to FDIC filings.
- Holding Company and Ownership Structure – Unlike traditional commercial banks, industrial banks in Utah can be owned by non-financial companies. However, controlling entities are subject to oversight and financial condition reporting requirements to ensure continued safety and soundness.
- Fiduciary and Lending Regulations – The Bank must comply with Utah's lending limits, fiduciary requirements, and corporate governance rules, including loan-to-one-borrower limits and fair lending laws.

As a bank with assets now exceeding $1 billion, beginning in 2025, the Bank is subject to enhanced regulatory obligations under Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), including management's attestation to the effectiveness of internal controls over financial reporting. In addition, the internal controls are tested by an independent public accountant and the independent public accountant issues a report on the effectiveness of the institution's internal control structure over financial reporting.

Reinsurance

Our reinsurance business is structured as a state-chartered captive insurance company, authorized under Utah Code Title 31A, Chapter 37 ("Captive Insurance Companies Act") to provide reinsurance coverage and accept third-party reinsurance premiums. As a captive insurer domiciled in Utah, we are regulated by the Utah Insurance Department (UID).

Our business operations are subject to the Utah Captive Insurance Companies Act and applicable regulations promulgated by the UID, which provides regulatory oversight in the following areas:

- Licensing and Approval – The Company operates under a certificate of authority issued by the UID, which grants approval for reinsurance transactions, business plans, and risk management frameworks.
- Minimum Capital and Surplus Requirements – Utah law requires captive reinsurance companies to maintain minimum capital and surplus, which varies based on business volume, risk profile, and regulatory classification. The Company must also comply with any additional financial security requirements set by the UID.
- Annual Reporting and Audits – The Company must submit annual financial reports, including independently audited financial statements, actuarial opinions, and regulatory compliance filings to the UID.
- Examinations and Compliance Reviews – The UID conducts periodic financial and operational examinations, generally every three to five years, to ensure compliance with statutory solvency, risk management, and corporate governance standards.

Corporate

Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, data privacy laws and regulations that include requirements with respect to nonpublic personal information such as data minimization, purpose limitation, transparency, accountability, integrity, and confidentiality. For example, in the United States, certain of the Company's operating segments and their financial institution clients are within the corresponding capacities in which they operate, subject to the FTC's, CFPB's, and the federal banking regulators' privacy and information safeguarding requirements under the GLBA. The GLBA requires certain financial institutions to periodically disclose their privacy policies and practices relating to sharing such information and enables customers to opt out of the disclosing institution's ability to share information with third parties under certain circumstances. Other federal and state laws and regulations also impact the Company's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The GLBA, under the Safeguards Rule, further requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards designed to ensure the security and confidentiality of customer records and information. Depending on the Company operating segment and the capacities in which they operate, various other domestic federal laws with data privacy and protection requirements may also be relevant such as the FERPA and Fair Credit Reporting Act. Data privacy and data protection are also areas of increasing state legislative focus. For example, several states where the Company does business have adopted comprehensive data privacy laws. The federal government may also pass data privacy or data protection legislation. In addition, it is estimated that over 130 countries worldwide have instituted some form of privacy or data protection law. Of these laws, one of the prominent is the General Data Protection Regulation (GDPR), which applies to countries in the European Economic Area (EEA) notwithstanding the United Kingdom where the identical law was maintained but is specifically referred to as the UK GDPR. The GDPR contains extensive compliance obligations and provides for substantial penalties for non-compliance and has expansive extraterritorial scope that reaches beyond the boundaries of the EEA and the UK.

The Company's renewable energy business is subject to and depends upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act and related guidance from the U.S. Treasury and Internal Revenue Service, which regulate and, in some instances, incentivize the production of renewable energy.

Intellectual Property

The Company owns a significant number of trademarks and service marks ("Marks") to identify its various products and services. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. The Company owns many copyright-protected works, including its various computer system codes and displays, websites, and marketing materials. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

Human Capital Resources

The Company's associates are critical to its success, and the executive team puts significant focus on human capital resources. In addition, the executive team regularly updates the Company's Board of Directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

Headcount data

Total associate headcount as of December 31, 2024, follows:

	Number	Percent of total
NDS	3,703	54.9 %
NBS	2,242	33.3
NFS	130	1.9
Corporate and other	664	9.9
	6,739	100.0 %

None of the Company's associates are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its associates, and the Company believes that relations with its associates are good.

Employee recruitment, engagement, and retention

The Company works diligently to attract the best talent from a broad range of sources that are expected to meet the current and future demands of its businesses, and has established relationships with trade schools, universities, professional associations, and industry groups to proactively attract talent.

In 2023, the Company conducted an associate culture survey, the results of which were an overall engagement score of 74 out of 100, which was slightly better than the survey provider's industry benchmark. The Company's management team collected all the feedback and continues to focus on making associate-suggested changes so the Company becomes an even better place to work. The Company will conduct its next associate culture survey in the second quarter of 2025.

For 2024, associate voluntary turnover was 23%, a decrease from 24% in 2023 and 25% in 2022. The average associate has nearly eight years of tenure.

Talent, development, and training

The Company's talent strategy is focused on attracting the best talent from a broad range of sources, recognizing and rewarding associates for their performance, and continually developing, engaging, and retaining associates.

The Company is committed to the continued development of its people. Strategic talent reviews and succession planning occur on a planned cadence annually across all business areas. The executive team convenes meetings with senior leadership and the board of directors to review top enterprise talent.

Nelnet's Associate Experience team offers programs like resource groups, mentoring, and educational topics that support our core value of creating a great workplace. These initiatives foster a culturally competent organization where innovation, diversity of thought, and teamwork thrive, driving our success.

The Company provides a variety of professional, technical, and leadership training courses to help its associates grow in their current roles and build new skills and capabilities. The Company emphasizes individual development planning as part of its annual goal setting process.

Training is provided in a number of formats to accommodate the learner's style, location, and technological knowledge and access, including instructor-led courses and hundreds of online courses in the Company's learning management system. The Company also offers tuition assistance to associates for degree programs, non-degree seeking individual classes, or certificate programs.

Competitive pay, benefits, and wellness

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and associates, is that the Company will pay fair, competitive, and equitable compensation designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging equity ownership in the Company, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared with select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company provides a comprehensive benefits package, opportunities for retirement savings, and a robust wellness program.

Culture, values, and ethics

The Company believes acting ethically and responsibly is the right thing to do, and it embraces core values of open, honest communication in work environments. The Company is also committed to strengthen the communities in which the Company does business; and as part of this philosophy, encourages and supports its associates to contribute time, talent, and resources to support causes and organizations within their local area.

The Company has a Code of Ethics and Conduct that includes the Company's core values and guiding principles by which every associate is expected to abide by and honor. As part of the Company's ongoing efforts to ensure its associates conduct business with the highest levels of ethics and integrity, the Company has compliance training programs. The Company also maintains an Ask Ethics email through which associates can raise concerns they may have about business behavior. In addition, the Company maintains a separate anonymous portal for any associate concerns about the Company's financial reporting, internal controls, and related matters.

Available Information

The Company's internet website address is www.nelnetinc.com and the Company's investor relations website address is www.nelnetinvestors.com. Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's investor relations website free of charge as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The Company routinely posts important information for investors on its investor relations website.

The Company has adopted a Code of Ethics and Conduct that applies to directors, officers, and associates, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Ethics and Conduct on its investor relations website. Amendments to and waivers granted with respect to the Company's Code of Ethics and Conduct relating to its executive officers and directors, which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations, will also be posted on its investor relations website. The Company's Corporate Governance Guidelines, Audit Committee Charter, People Development and Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Risk and Finance Committee Charter, and Compliance Committee Charter are also posted on its investor relations website.

Information on the Company's websites is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We and our businesses are subject to a variety of risks. This section discusses material risk factors that could adversely affect our financial results and condition, and an investment in us. Although this section highlights key risk factors, other risks may emerge at any time, and we cannot predict all risks or estimate the extent to which they may affect us.

Loan Portfolio

Our loan portfolios, and investment interests therein, are subject to credit risk, prepayment risk, and certain risks related to interest rates, and the derivatives we use to manage interest rate risks, each of which could reduce the expected cash flows and earnings on our portfolios.

Credit risk - loans

Future losses due to defaults on loans held by us present credit risk which could have a material adverse impact on our business, financial condition, or results of operations. Our estimated allowance for loan losses is based on periodic evaluations of the various factors impacting credit risk in our loan portfolios, including repayment status; delinquency status; type of private education or consumer loan program; trends in defaults in the portfolio based on internal and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes to federal student loan programs; the FICO scores of borrowers; current macroeconomic factors, including unemployment rates, gross domestic product, and consumer price index; and other relevant qualitative factors.

The vast majority (87.4%) of our student loan portfolio is federally guaranteed, limiting our loss exposure. In the event of default, we bear the full risk of loss on our private education and consumer loans, which are unsecured. We are actively expanding our acquisition of private education and consumer loan portfolios, which increases our exposure to credit risk.

If future defaults on loans held by us are higher than anticipated, which could result from a variety of factors such as downturns in the economy, regulatory or operational changes, and other unforeseen future trends, or actual performance is significantly worse than currently estimated, our estimate of the allowance for loan losses and the related provision for loan losses in our consolidated statements of income would be materially adversely affected.

Credit risk - beneficial interest in loan securitizations

We own partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on our consolidated balance sheets. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2024, our ownership correlates to approximately $1.97 billion of loans included in these securitizations. As of December 31, 2024, the investment balance on our consolidated balance sheet of its beneficial interest in loan securitizations was $213.8 million.

Our partial ownership percentage in each loan securitization grants us the right to receive the corresponding percentage of cash flows generated by the securitization. The cash flows generated from the securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, future cash flows and investment interest income (earnings) from these securitizations would be adversely impacted. In addition, the value of the current investment balance may not be recoverable, resulting in an adverse impact to our operating results. During 2024, an increase in cumulative loss expectations on certain securitizations and loan vintages caused a change in estimate of future cash flows related to certain of our beneficial interest securitization investments. As a result, we recorded a $39.5 million allowance for credit losses (and related provision expense) related to these investments.

Prepayment risk

Higher rates of prepayments of student loans, including consolidation of FFELP loans by the Department through the Federal Direct Loan Program or private refinancing programs, reduce our interest income.

The Higher Education Act allows borrowers to prepay FFEL Program loans at any time without penalty. Prepayments have resulted and may continue to result from consolidations of student loans by the Department through the Federal Direct Loan Program or by a lending institution through a private education or unsecured consumer loan, which historically tend to occur more frequently in low interest rate environments; from borrower defaults on federally insured loans, which will result in the receipt of a guaranty payment; and from voluntary full or partial prepayments; among other things.

Beginning in late 2021, we have experienced accelerated run-off of our FFELP loan portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of initiatives offered by the Department under the Biden-Harris Administration for FFELP borrowers to qualify for loan forgiveness under various programs and the continued extension of the CARES Act payment pause on Department held loans. The CARES Act suspended federal student loan payments and interest accruals on all loans owned by the Department beginning in March 2020 and was extended multiple times through August 2023.

In June 2023, the Supreme Court struck down a Department plan for broad based student debt relief which would have provided up to $20,000 of student debt cancellation to borrowers with loans held by the Department. After the invalidation of this broad-based relief plan, the Department announced plans to enter into a negotiated rulemaking process to achieve debt relief for federal student loan borrowers using provisions of the Higher Education Act (HEA). Due to the change in presidential administration, all pending rule changes have been withdrawn.

In addition, during 2023, the Department issued final regulations on the Saving on a Valuable Education (SAVE) income-driven repayment (IDR) plan. The SAVE plan makes significant changes to IDR to lower monthly payment amounts, subsidize interest, and accelerate time to forgiveness for some borrowers. FFELP borrowers can access the new income-driven repayment changes by consolidating their loans into the Federal Direct Loan Program. As of the date of this filing, the SAVE plan is not operational due to an injunction ordered by the 8th Circuit Court of Appeals. In response to the injunction, the Biden-Harris Administration placed approximately 8 million borrowers enrolled in the SAVE program into administrative forbearance. During the forbearance period, borrowers are not required to make student loan payments and no interest accrues; however, the months in forbearance do not count toward any forgiveness. In January 2025, the outgoing Biden-Harris Administration announced an extension of the SAVE plan forbearance through at least September 2025. The Trump-Vance Administration has not yet announced plans to alter or end the SAVE forbearance. It is widely expected the SAVE plan will be repealed, either as an act of Congress or through administrative action, sometime in 2025. Additionally, Congressional Republicans continue to actively consider legislative changes to the Federal Direct Loan Program. Repeal of the SAVE plan and introduction of program changes may decrease consolidation and prepayment activity. Since August 2024, we have observed a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Program.

While more unlikely now due to the change in presidential administration, if the federal government or the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs, such initiatives could further increase prepayments and reduce interest income. Even if a broad debt cancellation program only applied to student loans held by the Department, such program could result in a significant increase in consolidations of FFELP loans to Federal Direct Loan Program loans and a corresponding increase in prepayments with respect to our FFELP loan portfolio, and also a decrease in our third-party FFELP loan servicing revenues.

We cannot predict how or what programs or policies will be impacted by any actions that the Trump-Vance Administration or Congress may take, the timing of when such programs or policies may be implemented, and/or the ultimate outcome thereof. In addition, any changes to government programs or policies may be legally challenged, which may affect the extent and timing of these changes and the resulting impact they may have on our businesses, financial condition, or results of operations. New or modified Government programs or policies may lead to increased call volumes and have a negative effect on the level of service we are able to provide.

Sustained higher prepayment levels and/or a significant increase in prepayment levels could have a material adverse effect on our revenues, cash flows, profitability, and business outlook, and, as a result, could have a material adverse effect on our business, financial condition, or results of operations, including net interest income in our AGM segment, FFELP servicing revenue in our LSS segment, investment advisory services revenue earned by WRCM on FFELP loan asset-backed securities under management, and interest income earned on our FFELP loan asset-backed securities investments.

Interest rate risk - basis and repricing risk

We fund the majority of the FFELP student loan assets in our AGM segment with one-month or three-month Secured Overnight Financing Rate (SOFR) indexed floating rate securities. Meanwhile, the interest earned on our FFELP student loan assets is indexed to 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rates. The differing interest rate characteristics of our loan assets versus the liabilities funding these assets result in basis risk, which impacts the excess spread earned on our loans. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our variable student loan spread to compress, while in a rising interest rate environment, it may cause the variable spread to increase.

As of December 31, 2024, our AGM segment had $7.9 billion, $0.3 billion, and $0.3 billion of FFELP loans indexed to the 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rate, respectively, all of which reset daily, and $2.0 billion of debt indexed to 90-day SOFR, which resets quarterly, and $5.0 billion of debt indexed to 30-day SOFR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, the indices' historically high level of correlation may be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our business, financial condition, or results of operations could be materially adversely affected.

Interest rate risk - loss of floor income

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. We generally finance our student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, we may earn additional spread income that we refer to as floor income.

Depending on the type of loan and when it originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn floor income for an extended period of time, which we refer to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, we may earn floor income to the next reset date, which we refer to as variable rate floor income.

For the years ended December 31, 2024, 2023, and 2022, we earned $1.2 million, $2.2 million, and $57.4 million, respectively, of gross fixed rate floor income. The decrease in the amount of fixed rate floor income earned by us was due to an increase in interest rates. Absent the use of derivative instruments, a rise in interest rates reduces the amount of floor income received and has a negative impact on earnings due to interest margin compression caused by increased financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced. Based on current interest rates, we do not anticipate earning a significant amount of fixed rate floor income in the foreseeable future.

Interest rate risk - use of derivatives

We utilize derivative instruments to manage interest rate sensitivity. See note 5 of the notes to consolidated financial statements included in this report for additional information on derivatives used by us to manage interest rate risk. Our derivative instruments are not eligible for hedge accounting. Consequently, the "mark-to-market" change in fair value of our derivative instruments is included in our operating results. Changes or shifts in the forward yield curve can significantly impact and have impacted the valuation of our derivatives, and in turn can significantly impact and have impacted our results of operations.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. Because many of our non-Nelnet Bank derivatives are not balance guaranteed to a particular pool of student loans and we may not elect to fully hedge our risk on a notional and/or duration basis, we are subject to the risk of being under or over hedged, which could result in material losses. In addition, our interest rate risk management activities could expose us to substantial mark-to-market losses if interest rates move in a materially different way than was expected based on the environment when the derivatives were entered into. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity, may not have the desired beneficial impact on our results of operations or financial condition, and may cause volatility in our results of operations or have a material adverse impact on our business, financial condition, or results of operations.

The Commodity Futures Trading Commission requires over-the-counter derivative transactions to be executed through an exchange or central clearinghouse. The clearing rules require us to post substantial amounts of liquid collateral when executing new derivative instruments, which could negatively impact our liquidity and capital resources and may prevent or limit us from utilizing derivative instruments to manage interest rate sensitivity and risks. However, the clearing requirements reduce counterparty risk associated with over-the-counter derivative instruments.

For derivatives not required to be executed through a clearinghouse ("non-centrally cleared derivatives,") we are exposed to credit risk. All of Nelnet Bank's derivatives are non-centrally cleared derivatives. We attempt to manage credit risk by entering into transactions with high-quality counterparties. When the fair value of a non-centrally cleared derivative is positive (an asset on our balance sheet), this generally indicates that the counterparty owes us if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by us. If we were unable to collect from a counterparty, we would have a loss equal to the amount at which the derivative is recorded on the consolidated balance sheet. When the fair value of the derivative is negative (a liability on our balance sheet), we would owe the counterparty if the derivative was settled. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, we may have to make a collateral deposit with the counterparty. As of December 31, 2024, Nelnet Bank had a total notional amount of $165.0 million of derivatives outstanding, and the gross fair value of such derivatives in an asset position was $3.2 million and in a liability position was $0.1 million.

Interest rate movements have an impact on the amount of payments we are required to settle with our clearinghouse on a daily basis and collateral we are required to deposit with our derivative instrument counterparties. We attempt to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. However, if interest rates move materially and negatively impact the fair value of our derivative portfolio or if we enter into additional derivatives for which the fair value subsequently becomes negative, we could be required to pay a significant amount of variation margin to our clearinghouse and/or collateral to our derivative instrument counterparties. These payments could have a material adverse effect on our results of operations, financial condition, liquidity, or capital resources.

Our loan portfolios and other assets and operations could experience adverse impacts from natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities.

Natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities, including the conflict in Ukraine, the Middle East, and similar conflicts, could affect the financial markets or the economy in general or in any particular region and could lead, for example, to an increase in loan delinquencies, borrower bankruptcies, or defaults that could result in higher levels of nonperforming assets, net charge-offs, and provisions for credit losses, as well as have adverse effects on our other assets and business operations. We cannot predict specifically when and where such events will occur, or the full nature and extent thereof, and our resiliency planning may not be sufficient to mitigate the adverse consequences of such events. The adverse impact of such events could also be increased to the extent that there is insufficient preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that we transact with, particularly those that we depend upon but have no control over.

Liquidity and Funding

Our business involves risks associated with funding loan assets on our balance sheet and in our loan warehouse financing facilities, particularly market, liquidity, and credit risks, which could materially and adversely affect our financial condition, results of operations, and ability to meet our obligations.

We are exposed to market risks due to fluctuations in interest rates, credit spreads, and general market conditions. Changes in these factors may negatively impact the value of our loan portfolio and our ability to secure long-term funding on these assets. Rising interest rates, for instance, could increase the cost of funding our operations, while a widening of credit spreads could reduce the market value of our loan assets. Market volatility could also limit our ability to access the capital markets on favorable terms or at all, potentially leading to a mismatch in the duration and cost of our funding sources compared to the maturity profile of our loan assets.

The majority of our portfolio of loans are funded through asset-backed securitizations that are structured to substantially match the maturities of the funded assets, and there are minimal liquidity issues related to these facilities. We also have loans funded in shorter term warehouse facilities, as described in note 4 of the notes to consolidated financial statements included in this report. The current maturities of the warehouse facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration. In addition, any noncompliance with financial covenants in these facilities could result in a requirement for the immediate repayment of any outstanding borrowings thereunder.

If we are unable to obtain cost-effective funding alternatives for the loans in the warehouse facilities prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find funding alternatives, we would have to fund the collateral using operating cash (negatively impacting our liquidity), consider the sale of assets (that could result in losses), and/or lose our collateral, including the loan assets and cash advances, related to these facilities.

Liquidity risk also arises from our need to maintain sufficient cash flows to meet our financial obligations, including debt maturities, and operational expenses. Holding loan assets that we funded with operating cash on our balance sheet requires us to continually monitor and manage our liquidity position. Adverse market conditions, reduced availability of funding sources, or a downgrade in our credit rating could limit our access to capital and increase our funding costs. Additionally, the illiquid nature of certain loan assets may impede our ability to sell or reallocate assets promptly, potentially resulting in losses or an inability to meet liquidity needs.

While we employ various strategies to mitigate these risks, such as diversifying our funding sources, and performing rigorous credit analysis, there can be no assurance that these measures will be effective under all circumstances. Unforeseen market conditions or systemic disruptions could limit the effectiveness of our risk management strategies and amplify the risks associated with funding loan assets.

Any failure to adequately manage market, liquidity, and credit risks could result in significant financial losses, damage to our reputation, and regulatory scrutiny. These factors may adversely affect our ability to operate effectively, raise capital, and generate sustainable returns for our stakeholders.

We are subject to economic and market fluctuations related to our investments.

We invest a substantial portion of our excess cash in student loan and other asset-backed securities that are subject to market fluctuations. As of December 31, 2024, our amortized cost and the fair value of these investments were $1.3 billion. The majority of our asset-backed securities earn floating interest rates with expected returns of approximately SOFR + 100 to 350 basis points to maturity. Our portfolio of asset-backed securities has limited liquidity, and we could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price.

Operations

Our largest fee-based customer, the Department of Education, represented 26% of our revenue in 2024. Our inability to consistently meet service requirements and surpass competitor performance metrics, unfavorable contract modifications or interpretations, or the loss of servicing borrower volume due to broad based debt cancellation by the Department, could significantly lower servicing revenue in our LSS segment, hinder future service opportunities, and have a material adverse impact on our business, financial condition, or results of operations.

As of December 31, 2024, Nelnet Servicing was servicing $489.9 billion of government owned student loans for 14.0 million borrowers. For the year ended December 31, 2024, our LSS segment recognized $380.9 million in revenue from the Department, which represented 26% of our revenue.

Nelnet Servicing provides servicing capabilities for the Department's student aid recipients under a new USDS contract, which went live on April 1, 2024. Assuming borrower volume remains consistent under the USDS contract, we expect revenue earned on a per borrower blended basis will decrease under this contract versus our legacy contract with the Department.

New loan volume is allocated among the Department servicers based on certain service level and portfolio performance metrics established by the Department and compared among all loan servicers. The amount of future allocations of new loan volume could be negatively impacted if we are unable to consistently surpass comparable competitor and/or other performance metrics. In addition, if any current or future Department servicing contracts become subject to unfavorable modifications or interpretations by the Department, including adverse pricing changes or assessed performance penalties, servicing revenue would be negatively impacted and could result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations. In addition, due to lack of Federal government appropriations the Department may modify its cost under existing contracts with its servicers and accordingly reduce servicers' required servicing activities, and such modifications could adversely impact the Company's servicing revenue and operating results, as well as the level of service we are able to provide, that may result in additional scrutiny from federal and state government regulatory agencies and reputation damage.

Further, we are partially dependent on our USDS contract to broaden servicing operations with the Department, other federal and state agencies, and commercial clients. The size and importance of this contract provides us the scale and infrastructure needed to profitably expand into new business opportunities. Loss of existing loan volume to other Department servicers, or because of widespread or targeted student debt cancellation to borrowers with loans held by the Department (see the risk factor discussion under the caption "Loan Portfolio - Prepayment risk" above for additional information concerning risk of widespread or targeted student loan debt cancellation), would adversely impact loan servicing revenue and could significantly hinder future opportunities, as well as result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations.

The profitability and risk profile of our solar tax equity investments may be impacted by the terms and availability of federal incentives and regulatory uncertainty, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities.

The financial performance of our solar tax equity investments are subject to and dependent upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act and related guidance from the US Treasury and Internal Revenue Service, which regulate and, in some instances, incentivize the production of renewable energy. Any reductions or adverse modifications to, or the elimination or adverse interpretation of, governmental regulations or incentives that support the energy investment tax credit, including credit percent reductions or earlier sunsetting of policies as currently being reviewed by the new presidential administration, could negatively impact these investments. For example, the Trump-Vance Administration has recently frozen permitting and leasing for wind projects. While we do not invest in or construct wind projects, this executive action may demonstrate the Trump-Vance Administration's views on renewable energy more broadly.

For the majority of our solar tax equity investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. The HLBV method is both complex and subject to differing interpretations in relation to its application, which also creates risk relative to our accounting for these investments. In 2024 and 2023, we recognized losses on our solar tax equity investments of $6.5 million and $59.6 million, respectively, that included $4.6 million and $37.9 million, respectively, of losses that were attributed to noncontrolling interest investors.

Our solar tax equity investments are designed to generate a return primarily through the realization of federal income tax credits at the time the project is placed in service. We are subject to the risk that tax credits previously recorded by us, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The inability to realize these tax credits and other tax benefits would have an adverse impact on our financial results. The risk of not realizing the tax credits, other tax benefits, and ongoing cash flow distributions from investment in the projects depends on many factors outside of our control, including changes in tax laws, the ability of the projects to continue operation, and project performance below expected or contracted levels of output or the pricing of output to offtakers being lower than anticipated.

The profitability and risk profile of our solar construction business may be impacted by the terms and availability of federal incentives, regulatory uncertainty, not completing projects on time and within budget, construction and operational risks, and length and complexity of entering into new contracts.

The operation and profitability of our solar construction business are subject to and depends in significant part upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act, which regulate and, in some instances, incentivize the production of renewable energy. Any reductions or adverse modifications to, or the elimination or adverse interpretation of, governmental regulations or incentives that support renewable energy, or the imposition of taxes, tariffs, or other assessments on renewable energy or renewable energy equipment, could negatively impact this business.

For our solar construction business, the imposition or modification of prevailing wage laws, tariffs, domestic content requirements, and/or apprenticeship requirements applicable to solar projects, can significantly impact project viability and operational costs. Our ability to proceed with solar projects under development and to complete and finance the construction of such projects on schedule and within budget may be adversely affected by escalating costs for materials, labor, insurance, and regulatory compliance, operational risks as described below, inability to obtain requisite permits, disputes involving contractors/subcontractors, land owners, offtakers, solar developers, financing parties, and/or other entities, rising interest rates and cost of debt service, and changes in key assumptions underlying the forecasted model and budget for project development and operation. If any of our renewable energy projects are not completed, are delayed, are subject to changes in size, scope, or design, or are subject to cost overruns, we may incur material costs that we may not be able to recover, including obligations to make delay or termination payments, to incur costs without ability to recoup those costs via change order or re-pricing, loss of tax credits and benefits, loss of environmental incentives, or delayed or diminished returns, which could require us to write off all or a portion of our investment in the applicable project(s) and/or recognize costs in excess of contractual revenue to be earned from third party construction customers.

Since the acquisition of GRNE Solar in 2022, the solar construction business has incurred low, and, in some cases, negative margins on certain projects. During 2023 and 2024, NRE recognized a net loss before taxes of $54.7 million and $36.0 million, respectively. These losses in 2023 and 2024 include impairment charges on goodwill, intangible assets, and other assets of $20.6 million and $1.9 million, respectively. During 2024, the Company recorded an expense of $24.6 million related specifically to estimated losses on legacy construction projects. The Company has a handful of remaining legacy construction contracts to complete, down from over 30 at the beginning of 2024. Due to the complexity and long-term nature of our existing construction contracts, we may continue to incur low and/or negative margins to complete projects currently under contract.

Operational risks associated with our renewable energy businesses include, but are not limited to, risks associated with facility start-up operations, compliance risks (including penalties for failures to comply), supply chain risks, tariff risks, climate change risks (including severe weather events), performance below expected or contracted levels of output or production, safety risks, labor availability risks (including our ability to hire and retain talent with solar construction experience), equipment breakdown, ability of offtakers and other counterparties to renewable energy contracts to pay or perform as required, warranty claims, shifting demand and regulatory changes/uncertainty, loss of key personnel, and insufficient insurance, warranties, and/or indemnities to cover the costs of the foregoing. These factors could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Another key operational risk for the solar construction business relates to the pipeline of projects, or the number of projects signed and under contract and their associated revenue and margin. The sales cycle for commercial projects is lengthy and complicated due to the size and complexity of commercial projects, extended period for diligence, contract negotiation, and approvals, pricing and business development challenges (including competitiveness), prolonged incentives and interconnection queues/waitlists, and other factors. These variables may result in an insufficient number of contracts being signed, project delays, and/or fluctuations in revenue and personnel.

A failure or security breach of our information technology infrastructure could disrupt our businesses, cause material financial losses, result in regulatory action and legal exposure, and damage our reputation.

We operate many different businesses in diverse markets and depend on the secure, efficient, and uninterrupted operation of our computer systems, networks, software, data centers, cloud services providers, telecommunications systems, and the rest of our information technology infrastructure to process, monitor, store, and transmit large numbers of daily transactions, some of which contain personal, confidential, and other sensitive information, in compliance with contractual, legal, regulatory, and our own standards. Such systems and infrastructure could be disrupted because of a cyberattack, unanticipated spikes in transaction volume, extended power outages, telecommunications failures, process breakdowns, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. A significant adverse incident could damage our reputation and credibility, lead to customer dissatisfaction and loss of customers or revenue, and result in regulatory action, in addition to increased costs to service our customers and protect our network. Such an event could also result in large expenditures to repair or replace the damaged properties, networks, or information systems or to protect them from similar events in the future. System redundancy may be ineffective or inadequate, and our business continuity plans may not be sufficient for all eventualities. Any significant loss of customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition, and results of operations. Although we take protective measures we believe to be reasonable and appropriate, our systems, networks, and software may be vulnerable to the increasingly numerous and more sophisticated cyberattacks, and our cybersecurity measures may not be entirely effective.

Information technology infrastructure risks continue to increase in part because of the proliferation of new technologies, the increased use of the internet and telecommunications technologies to support and process customer transactions, the increased number and complexity of transactions being processed, and increased instances of employees working from home and/or using personal computing devices. Also, cyberattack techniques change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, disgruntled customers or consumers, unapproved use of artificial intelligence or machine learning, and hostile foreign governments. Attackers may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information to gain access to our data or that of our customers, such as through "phishing" schemes and other social engineering techniques. A breach, or perceived breaches, of our information security systems, or the intentional or unintentional disclosure, alteration, or destruction by an authorized user of confidential information necessary for our operations, could result in serious negative consequences for us.

Malicious and abusive activities, such as the dissemination of destructive or disruptive software, computer hacking, denial of service attacks, and ransomware or ransom demands to not expose confidential data or vulnerabilities in systems, have become more common. These activities could have material adverse consequences on our network and our customers, including degradation of service, excessive call volume, and damage to our or our customers' equipment and data. Although to date we have not experienced a material loss relating to cyberattacks or system outage, there can be no assurance that we will not suffer such losses in the future or that there is not a current threat that remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, and the size and scale of our services.

We could also incur material losses resulting from the risk of unauthorized access to our computer systems, the execution of unauthorized transactions by employees, unapproved use of artificial intelligence or machine learning, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures to properly execute business resumption and disaster recovery plans. In the event of a breakdown in the internal control system, improper operation of systems, or unauthorized employee actions, we could suffer material financial loss, potential legal actions, fines, or civil monetary penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity and damage to our reputation. Even though we maintain insurance coverage to offset costs related to incidents such as a cyberattack, information security breach, or extended system outage, this insurance coverage may not cover all costs of such incidents.

If we are unable to adapt to rapid technological change, take advantage of technological developments, or our software products experience quality problems and development delays, the demand for our products and services may decline.

Our long-term operating results, particularly from our LSS and ETSP segments, depend substantially upon our ability to continually enhance, develop, introduce, and market new products and services. We must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive and cost-effective products and services to our customers. The widespread proliferation of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our LSS and ETSP segments may lose their competitive advantage, which could have a material adverse impact on our business, financial condition, or results of operations.

Increased demand and competition for available skilled workers across the technology sector may impact our ability to maintain adequate technology and security staffing levels. If we are unable to retain existing talent, or recruit and hire new talent when needed, we may be unable to quickly develop and adopt new technologies, adequately adjust for contingencies, or maintain and improve our existing technology systems and infrastructure.

Our products and services are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected bugs or other defects that interfere with its intended operation. Quality problems with our software products, with transferring between systems, or with errors or delays in our processing of electronic transactions, could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential clients, damage to our reputation, or exposure to liability claims.

Our development and use of artificial intelligence ("AI") has improved operational performance but these advancements could also result in reputational or competitive harm, legal liability, and other adverse effects on our business.

We have incorporated AI into certain aspects of our business, including assistance with handling customer inquiries, quality assurance monitoring, optical character recognition for processing and handling images, and monitoring network traffic. These advancements have significantly enhanced the efficiency and effectiveness of our operational processes, enabling faster identification and response to unique irregularities while improving our overall customer experience. As we continue to refine and expand our AI-driven initiatives, we expect these technologies to further optimize our operations and drive continued improvements in our performance. Additionally, some of our vendors use AI to enhance their products and services. Our use of AI, as well as the use by our vendors, may increase over time as the technology continues to develop. Our competitors may incorporate AI into their products or operations more quickly and effectively than we do, which could impair our ability to compete effectively.

Our use of AI carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, personal, or sensitive information, as well as challenges related to implementing and maintaining AI tools, such as developing and maintaining appropriate datasets. Ineffective or inadequate use of AI by us or our vendors could produce deficient, inaccurate, or biased analyses or customer responses and prevent us from detecting quality or network security issues. Any of the foregoing could result in regulatory action, loss of confidence from government clients and other customers, legal liability, and reputational harm and adversely impact our business, financial condition, results of operations, and prospects.

We are also subject to existing legal and regulatory frameworks that apply to AI. Federal regulators, such as the Federal Trade Commission and CFPB, have issued guidance on the ethical use of AI under existing laws, emphasizing the importance of fairness, transparency, and accountability in AI applications. Furthermore, comprehensive privacy laws, such as the California Consumer Privacy Act, include provisions that address regulating automated decision-making and profiling. In addition to existing regulations, there is increased attention to the enactment of new AI-specific laws. For instance, Colorado's AI Act and Utah's AI Policy Act establish governance frameworks that address ethical use, accountability, and transparency of certain AI systems. These developments reflect a growing trend among states to explicitly regulate AI technologies and their applications.

It is currently unclear what approach the Trump-Vance Administration will take with respect to AI. Future legislation on AI could prevent or limit our use of AI, require us to change our business practices, or lead to legal liability or regulatory action.

We rely on third parties for a wide array of services for our customers, and to meet our contractual obligations. The failure of a third party with which we work could adversely affect our business performance and reputation.

We rely on third parties for many critical operational services, technology, software development, data center hosting facilities, cloud computing platforms, and software. We also rely upon data from external sources to maintain our proprietary databases, including data from customers, business partners, and various government sources. Our third-party service providers may be vulnerable to damage or interruption from natural disasters, power loss, cyberattacks, telecommunications failures, geopolitical disruption, breakdowns or failures of their systems, employee negligence or misconduct, supply chain disruptions, acts of terrorism, and similar events. They may also be subject to sabotage, vandalism, and similar misconduct, as well as regulatory actions, changes to legal requirements, and litigation to stop, limit, or delay operations. Our ability to implement backup systems and other safeguards with respect to third-party systems is limited. Furthermore, an attack on, or failure of, a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively.

If a third-party service provider's services are disrupted, we may temporarily lose the ability to conduct certain business activities, which could impact our ability to serve our customers and meet our contractual, legal, or regulatory compliance obligations, and/or result in the loss or compromise of our information or the information of our customers. Our businesses would also be harmed if our customers and potential customers believe our services are unreliable. Some of our third-party service providers may engage vendors of their own as they provide services or technology solutions for our operations, which introduces the same risks that these "fourth parties" could be the sources of operational and cybersecurity failures.

Due to our use of Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Computing Services for a significant amount of our technology products and services, as well as the dependence of many of our third-party service providers on these platforms, the stability and availability of these platforms is critical to our business.

If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties.

As of December 31, 2024, we serviced $13.3 billion of FFELP loans that maintained a federal guarantee, of which $7.3 billion and $6.0 billion were owned by us and third parties, respectively. We must meet various requirements in order to maintain the federal guarantee on these federally insured loans, which is conditional based on compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. If we misinterpret Department guidance, or incorrectly apply the Higher Education Act, the Department could determine that we are not in compliance. FFELP loans that are not originated, disbursed, or serviced in accordance with Department and guaranty agency regulations may be subject to partial or complete loss of the guarantee. If we experience servicing deficiencies, it could result in the loan guarantee being revoked or denied. Although in most cases, we may cure deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt, not all deficiencies can be cured. As FFELP loan holders, servicers, and guaranty agencies exit the FFEL Program and consolidation within the industry takes place, this increases the complexity of servicing and claim filing due to the amount of loan servicing and loan guaranty transfers and the opportunity for errors at the time a claim is filed.

Failure to comply with Department and guaranty agency regulations may also result in fines, other penalties, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims, including claims by our servicing customers if they lose the federal guarantee or SAP benefits on loans that we service for them. If we are subjected to significant fines, or loss of insurance or guarantees on a material number of

FFELP loans, or if we lose our ability to service FFELP loans, it could have a material adverse impact on our business, financial condition, or results of operations.

Our Department of Education servicing contract and our third-party FFELP loan servicing business involve additional risks inherent in government contracts and programs.

The federal government could engage in a prolonged debate linking the federal deficit, debt ceiling, government shutdown, and other budget issues. If U.S. lawmakers fail to reach agreement on these issues, the federal government could modify terms on current agreements or delay payment on its obligations, which could adversely impact our business, financial condition, or results of operations. Further, legislation to address the federal deficit and spending could impose changes that would adversely affect the Federal Direct Loan Program and FFELP servicing businesses.

We contract with the Department to administer loans held by the Department in both the FFEL and Federal Direct Loan Program, we own a portfolio of FFELP loans, and we service our FFELP loans as well as FFELP loans for third parties. These loan programs are authorized by the Higher Education Act and are subject to periodic reauthorization and changes to the programs by the Trump-Vance Administration and Congress. Any changes, including the potential for borrowers to refinance loans via Direct Consolidation Loans, or broad loan forgiveness or cancellation, could have a material impact on our cash flows from servicing, interest income, and operating margins (see the risk factor discussion under the caption "Loan Portfolio - Prepayment risk" above for additional information about these risks).

Government entities in the U.S. often reserve the right to audit contract costs and conduct inquiries and investigations of business practices. These entities also conduct reviews and investigations and make inquiries regarding systems, including systems of third parties, used in connection with the performance of the contracts. Negative findings could adversely affect our future revenues and profitability. If improper or illegal activities are found, we could become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act. Additionally, we may be subject to administrative sanctions, which may include termination or non-renewal of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with other agencies of that government.

The government could change governmental policies, programs, regulatory environments, spending sentiment, and many other factors and conditions, some of which could adversely impact our businesses, results of operations, and financial condition. We cannot predict how or what programs or policies will be changed by the federal government. The conditions described above could impact not only our contract with the Department, but also other existing or future contracts with government or commercial entities, and could have a material adverse impact on our business, financial condition, or results of operations.

Our ability to continue to grow and maintain our contracts with commercial businesses and government agencies is partly dependent on our ability to maintain compliance with various laws, regulations, and industry standards applicable to those contracts.

We are subject to various laws, regulations, and industry standards related to our commercial and government contracts. In most cases, these contracts are subject to termination rights, audits, and investigations. The laws and regulations that impact our operating segments are outlined in Part I, Item 1, "Regulation and Supervision." Additionally, our LSS segment contracts with the federal government require that we maintain internal controls in accordance with the National Institute of Standards and Technologies and our LSS and ETSP segments that utilize payment cards are subject to the Payment Card Industry Data Security Standards. If we fail to comply with the contract provisions or applicable laws, regulations, or standards, or the counterparty exercises its termination or other rights for that or other reasons, our reputation could be negatively affected, and our ability to compete for new contracts or maintain existing contracts could diminish, which in turn could have an adverse impact on our results of operations from existing contracts and future opportunities for new contracts.

Failure to safeguard the privacy of personal information could result in significant legal and reputational harm.

We are subject to complex and evolving laws and regulations, both inside and outside of the U.S., governing the privacy and protection of personal information of individuals. Ensuring the handling and use of personal information complies with applicable laws and regulations in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third-party affiliate could expose us to litigation or regulatory fines, penalties, or other sanctions. Additional risks could arise if we or an affiliated third party do not provide adequate disclosure or transparency to our customers about the personal information obtained from them and its use; fail to receive, document, and honor the privacy preferences expressed by customers; fail to protect personal information from unauthorized disclosure; or fail to maintain proper training on privacy practices. Concerns about the effectiveness of our measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the loss of existing or potential customers and thereby reduce our revenue. In addition, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or significant liabilities, regulatory fines, penalties, and other sanctions. The regulatory framework for privacy issues is evolving, which is likely to continue. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations, and privacy standards, could result in additional cost and liability for us, damage our reputation, and harm our businesses.

Nelnet Bank may not be able to achieve its business objectives and effectively deploy loan and deposit strategies in accordance with regulatory requirements.

The banking industry is highly regulated, and the regulatory framework, together with any future legislative changes, may have a significant adverse effect on Nelnet Bank's operations. The regulatory landscape surrounding industrial banks continues to be scrutinized and banking policy changes may be difficult to predict in advance. Nelnet Bank's current product offerings are primarily concentrated in loan products for higher education and unsecured consumer lending. Such concentrations and the competitive environment for those products subject the bank to risks that could adversely affect its financial condition. Consumer access to alternative means of financing, the costs of education, interest rates, economic conditions, and other factors may reduce demand for, or adversely affect Nelnet Bank's ability to retain, private education loans and the bank's ability to originate new loans. For example, the recent increase of interest rates has negatively impacted and will continue to negatively impact the origination of refinanced private education loans.

Nelnet Bank has FDIC-required agreements with Nelnet, Inc. and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. For additional information, see the MD&A - "Liquidity and Capital Resources - Sources and Needs of Liquidity - Nelnet Bank." However, any failure to meet minimum capital requirements and FDIC regulations can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse impact on our business, financial condition, or results of operations.

In our reinsurance business, we depend on the insurance carriers' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses. If actual claims exceed our claims and claim adjustment expense reserves ("loss reserves"), our financial results could be materially and adversely affected.

In our reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share arrangements, though we maintain rights to audit claim files and practices of the ceding companies. Therefore, we are dependent on the original claims decisions made by our clients.

Our results of operations and financial condition depend upon our ability to accurately assess the potential losses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, generally utilizing actuarial expertise and projection techniques based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity, and other variable factors. The process of estimating reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as: changes in claims handling procedures, including automation; adverse changes in loss cost trends, including inflationary pressures, technology, or other changes that may impact medical, auto and home repair costs (e.g., more costly technology in vehicles, labor shortages, higher costs of used vehicles and parts, and increased demand and decreased supply for raw materials, all of which results in increased severity of claims); economic conditions, including general and wage inflation; legal trends, including adverse changes in the tort environment that have continued to persist at elevated levels for a number of years (e.g., increased and more aggressive attorney involvement in insurance claims, increased litigation, expanded theories of liability, higher jury awards, lawsuit abuse, and third-party litigation finance, among others); labor shortages, which can result in companies hiring less experienced workers; and legislative changes, among others. The impact of many of these items on ultimate costs for loss reserves could be material and is difficult to estimate, particularly in light of the recent disruptions to the judicial system, supply chain, and labor market.

The inherent uncertainties of estimating loss reserves are generally greater for reinsurance companies as compared to direct primary insurers, primarily due to (i) the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim; (ii) the diversity of development patterns among different types of reinsurance treaties; and (iii) the necessary reliance on the ceding company for information regarding claims.

Due to the inherent uncertainty underlying loss reserve estimates, the final resolution of the estimated liability for claims and claim adjustment expenses will likely be higher or lower than the related loss reserves at the reporting date. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, could vary significantly from period to period and could materially and adversely affect our results of operations and/ or our financial position.

Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and an established loss history. Our actual losses paid may deviate substantially from the estimates of our loss reserves and could negatively affect our results of operations. If our loss reserves are later found to be inadequate, we would increase our loss reserves with a corresponding reduction in our net income and capital in the period in which we identify the deficiency. We refine our loss reserve estimates as part of a regular, ongoing process as historical loss experience develops, additional claims are reported and settled, and the legal, regulatory, and economic environment evolves. Business judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses.

In addition, we have entered into arrangements to cede a portion of our exposure to a third party. Retrocession reinsurance treaties do not relieve us from our obligation to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to us.

Climate change manifesting as physical or transition risks could have a material adverse impact on our operations, vendors, and customers.

Our businesses, including our reinsurance business, and the activities of our vendors and customers, could be impacted by climate change. Climate change could manifest as a financial risk to us either through changes in the physical climate or from the process of transitioning to a low-carbon economy, including changes in climate policy or in the regulation of businesses with respect to risks posed by climate change. Climate-related physical risks may include altered distribution and intensity of rainfall; prolonged droughts or flooding; increased frequency and severity of wildfires, hurricanes, and tornadoes; rising sea levels; and a rising heat index. In our reinsurance business, high levels of catastrophe losses, including as a result of factors such as increased concentrations of insured exposure in catastrophe-prone areas and changing climate conditions, could materially and adversely affect our availability and cost of reinsurance, our results of operations, our financial position, and/or liquidity, which may be limited based on aggregate limits of indemnification. In addition to possible changes in climate policy and regulation, potential transition risks may include economic and other changes engendered by the development of low-carbon technological advances and/or changes in consumer and business preferences toward low-carbon goods and services. These climate-related physical risks and transition risks could have a financial impact on us, and on our vendors and customers, including declines in asset values; cost increases; reduced availability and/or increased cost of insurance; reduced demand for certain goods and services; increased loan delinquencies, bankruptcies, events of default, and force majeure events; increased interruptions to business operations and services; adverse supply chain impacts; and negative consequences to business models and the need to make changes in response to those consequences.

Our failure to successfully manage acquired businesses and assets, as well as other investments, including venture capital and real estate investments, could have a material adverse effect on our businesses, financial condition, or results of operations.

We have expanded our services and products through business and asset acquisitions, and we anticipate making additional acquisitions to obtain new or enhance existing businesses, products, and services, as well as other investments, including venture capital and real estate investments, to further diversify us both within and outside of our historical education-related businesses. Any acquisition or investment is subject to a number of risks. Such risks may include diversion of management time and resources, disruption of our ongoing businesses, difficulties in integrating acquisitions (including potential delays or errors in converting loan servicing portfolio acquisitions to our servicing platform), loss of key employees, degradation of services, difficulty expanding information technology systems and other business processes to incorporate the acquired businesses, extensive regulatory requirements, dilution to existing shareholders if our common stock is issued for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition, unexpected declines in real estate values or the failure to realize expected benefits from real estate development projects, lack of familiarity with new markets, and difficulties in supporting new product lines. Our failure to successfully manage acquisitions or investments, or successfully integrate acquisitions, could have a material adverse effect on our businesses, financial condition, or results of operations.

Our significant investments in ALLO and Hudl are subject to a number of risks, including macroeconomic conditions, competition, political and regulatory requirements, technology advancements, cybersecurity threats, and retention of key personnel. ALLO derives its revenue primarily from the sale of telecommunication services, which are subject to intense competition and extensive federal, state, and local regulations, as well as headwinds from the pace of construction permitting and inflationary costs. Additionally, ALLO's success is dependent on it maintaining and expanding its infrastructure and continuing to increase market share in existing and new markets. Hudl's sports performance analysis business is subject to risks related to global market conditions, new competition, advancements in technology, and continued demand for its products and services. The operating results of any of our investments, including ALLO and Hudl, could impact the valuation on our financial statements of our investments in them, and we may not be able to fully monetize these investments without a liquidation event.

Reliance on financial models and tools may expose us to risks of inaccurate forecasting, decision-making, and incorrect estimates and assumptions used by management in connection with the preparation of our consolidated financial statements.

We use complex financial models and analytical tools to support our business operations and to make critical accounting estimates and assumptions, including pricing, credit underwriting, investment analysis, reinsurance actuarial assumptions, allowance for loan losses, and strategic decision-making. These models and tools are inherently limited by their assumptions and may not accurately capture all potential risks, market dynamics, or correlations. Furthermore, unexpected changes in market conditions, inaccurate data inputs, reliance on investment partner or third-party data, or flawed assumptions could result in model outputs that differ significantly from actual outcomes.

The reliance on these models also exposes us to operational risks, including human error, inadequate validation, or lack of proper governance over model and tool use. Any material inaccuracies or failures in our financial models could lead to incorrect estimates or assumptions, suboptimal decision-making, financial losses, or damage to our reputation. Additionally, evolving regulatory standards and scrutiny over the use of models could increase compliance costs and operational challenges, further impacting our ability to effectively use these models.

Regulatory and Legal

Federal and state laws and regulations and changes in the regulatory environment can restrict our businesses and increase compliance costs, and noncompliance could result in penalties, litigation, reputation damage, and a loss of customers.

Our operating segments are heavily regulated by federal and state government regulatory agencies. See Part I, Item 1, "Regulation and Supervision." These agencies and the laws and regulations enforced by them are for the protection of consumers and the applicable industry as a whole, and compliance with these laws and regulations can be difficult and costly. Although we endeavor to comply with our obligations and have procedures and controls in place to monitor compliance with regulatory requirements, these laws and regulations are complex, differ between jurisdictions, and are often subject to interpretation. If we fail to comply with these laws and regulations, even if our failed efforts were in good faith or a result of a difference in interpretation, we could be subject to restrictions on our business activities, incur fines or penalties, lose existing or new customer contracts or other business, become subject to litigation, and suffer damage to our reputation. New laws and regulations or changes to existing laws and regulations can significantly alter our business environment, limit business operations, and increase costs of doing business, and we cannot predict the impact such changes may have on our profitability.

Now under unified Republican control, Congress is working to pass sweeping changes to federal policy using the budget reconciliation process. While we do not yet know the specifics of any reconciliation bill (or bills) or the timing, it is widely expected that Congress will enact such a bill before the end of 2025. Reconciliation may eliminate, reduce, or otherwise alter programs under which we generate revenue, such as solar incentives enacted under the Inflation Reduction Act and the Direct Loan Program. Congress also must enact fiscal year 2025 federal government funding, within which insufficient administrative funding for the Office of Federal Student Aid may negatively impact federal student loan servicing activities.

The Trump-Vance Administration has introduced more uncertainty into the regulatory environment. President Trump has expressed a desire to dismantle the Department of Education. While we expect that the federal government will continue to provide for the servicing of student loans, any changes implemented by the Trump-Vance Administration could have material adverse effect on our profitability. For example, the Trump-Vance Administration has been implementing cost savings measures throughout the government and may reduce reimbursement rates under student loan servicing contracts. Additionally, the Trump-Vance Administration, working with Congress, may eliminate or reduce programs under which we generate revenue, such as Title I and Title II federal education programs under the Elementary and Secondary Education Act.

Under the Biden-Harris Administration, the CFPB was closely monitoring student loan servicers and consumer complaints, however, President Trump has expressed a desire to dismantle the CFPB. Nonetheless, if the CFPB were to determine we are not in compliance with applicable laws, regulations, or guidance, it could result in material adverse consequences including restitution to consumers.

The Trump-Vance Administration has expressed an aversion to diversity, equity, and inclusion policies, including instructing government agencies to identify companies to investigate for their diversity, equity, and inclusion policies. The Trump-Vance Administration views on diversity, equity, and inclusion policies may conflict with stakeholder initiatives on such matters and we may experience conflicts between federal governmental regulations and state government or stakeholder expectations, which could impose additional costs on our business and negatively impact investor and customer sentiment.

Many states have enacted laws regulating and monitoring the activity of student loan servicers. Elimination or reduction of federal government regulation by the Trump-Vance Administration may increase state regulations and monitoring activities. For additional information, including risks to us from such state laws, see Part I, Item 1, "Regulation and Supervision - Loan Servicing and Systems."

As a result of the discontinuation of new FFELP loan originations in 2010, the existing FFELP loan portfolio in our AGM segment will continue to decline over time.

New loan originations under the FFEL Program were discontinued in 2010, and all subsequent federal student loan originations must be made under the Federal Direct Loan Program. Although this did not alter or affect the terms and conditions of existing FFELP loans, interest income related to existing FFELP loans will decline over time as existing FFELP loans are paid down, refinanced, or repaid by guaranty agencies after default. We believe that in the short term we will not be able to invest the excess cash generated from our AGM segment's FFELP loan portfolio into assets that immediately generate the rates of return historically realized from that portfolio. If we are unable to grow or develop new revenue streams, our consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

As of December 31, 2024, the amount of goodwill allocated to the FFELP portfolio reporting unit, part of the AGM operating segment, was $41.9 million. As a result of the FFELP portfolio declining over time, goodwill impairment will be triggered for the AGM operating segment due to the passage of time and depletion of projected cash flows.

Exposure related to certain tax issues could decrease our net income.

Federal and state tax laws and regulations are often complex and require interpretation. From time to time, we engage in transactions for which the tax consequences are uncertain, and significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations and our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments. In accordance with applicable accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between these reserves and the amounts ultimately owed are recorded in the period they become known, and adjustments to our reserves could have a material effect on our financial statements. We may also be impacted by changes in tax laws, including tax rate changes, new laws, and subsequent interpretations by applicable authorities. In addition, several states are in a deficit position. Accordingly, states may look to expand their taxable base, alter their tax calculation, or increase tax rates, which could result in additional costs to us.

In addition, as both a lender and servicer of student loans, we must report interest received and cancellation of indebtedness to individuals and the Internal Revenue Service on an annual basis. The statutory and regulatory guidance regarding the calculations, recipients, and timing are complex, and we know that interpretations of these rules vary across the industry. The complexity and volume associated with these informational forms creates a risk of error which could result in penalties or damage to our reputation.

The provisions of our articles of incorporation requiring exclusive forum in the Nebraska state courts and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits by limiting plaintiffs' ability to bring a claim in a judicial forum that they find favorable.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a specifically designated Nebraska state court located in Lincoln, Nebraska (or, if that court does not have jurisdiction, the federal district court for the District of Nebraska located in Lincoln, Nebraska) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf or in the right of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders; (iii) any action asserting a claim arising under any provision of the Nebraska Model Business Corporation Act or our articles of incorporation or bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive forum provisions may limit the ability of our shareholders to commence litigation in a forum that they prefer, which may discourage such lawsuits against us and our current or former directors, officers, and employees.

Principal Shareholder and Related Party Transactions

Our Executive Chairman beneficially owns 80.6% of the voting rights of our shareholders and effectively has control over all of our matters.

Michael S. Dunlap, our Executive Chairman, beneficially owns 80.6% of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by him. As a result, Mr. Dunlap has control over all of our matters and has the ability to take actions that benefit him, but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interest.

Furthermore, as a "controlled company" within the meaning of the NYSE rules, we qualify for and, in the future, may opt to rely on, exemptions from certain corporate governance requirements, including having a majority of independent directors, as well as having nominating and corporate governance and compensation committees composed entirely of independent directors. If in the future we choose to rely on such exemptions, the interests of Mr. Dunlap may differ from those of our other stockholders and the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our contractual arrangements and transactions with Union Bank, which is under common control with us, present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which is controlled by certain grantor retained annuity trusts established by Mr. Dunlap, his spouse, and Angela L. Muhleisen, a sister of Mr. Dunlap. Mr. Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to beneficially own a significant number of our shares because it serves in a capacity of trustee or account manager for various trusts and accounts holding our shares and may share voting and/or investment power with respect to such shares. As of December 31, 2024, Union Bank was deemed to beneficially own 6.9% of the voting rights of our shareholders, and Mr. Dunlap and Ms. Muhleisen beneficially owned 80.6% and 8.9%, respectively, of the voting rights of our shareholders (with certain shares deemed under SEC rules to be beneficially owned by each Union Bank, Mr. Dunlap, and Ms. Muhleisen).

We have entered into, and intend to continue entering into, certain contractual arrangements with Union Bank, including for loan purchases, servicing, participations, banking and lending services, Educational 529 College Savings Plan administration services, lease arrangements, trustee services, and various other investment and advisory services. The net aggregate impact on our consolidated statements of income for the years ended December 31, 2024 and 2023, related to the transactions with Union Bank was income (before income taxes) of $12.3 million and $9.4 million, respectively. See note 23 of the notes to consolidated financial statements included in this report for additional information related to the transactions between us and Union Bank.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us, including Union Bank's willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and its proximity to our corporate headquarters in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 1C. CYBERSECURITY

The Company's enterprise-wide cybersecurity program is embedded within and integrated with the enterprise risk management function. The Chief Security Officer is part of our senior leadership team and reports to the Chief Risk Officer. Our Chief Security Officer has over thirty years of cybersecurity, technology, and leadership experience both as a career active-duty military cyber operations officer and in the private sector. The cybersecurity team is organized into three departments: Protective Operations, Posture Management, and Governance, Risk, and Compliance. Each of the three departments identifies, assesses, and manages material cybersecurity threats through specific approaches as further described below.

Protective Operations includes the Security Operations Center, cyber threat intelligence, offensive security, and application security teams. New cybersecurity threats surface daily, and existing cybersecurity threats evolve constantly. Our 24x7x365 in-house Security Operations Center is organized to not only monitor for signs of intrusion but also to provide contextual threat intelligence to system and platform owners across the enterprise, empowering them to take an active role in defending the enterprise. The Security Operations Center conducts daily briefings, identifies emerging cyber threats affecting the financial and education sectors, and reviews new tactics, techniques, and procedures utilized by cyber criminals and nation-state cyber actors. The Security Operations Center is also our incident response team, focused on detecting, analyzing, containing, eradicating, and recovering from cyber incidents. While we have experienced cybersecurity incidents in the past, to date none have materially affected us, including our business strategy, results of operations, or financial condition. Our offensive security team conducts continuous threat-based and risk-based red team activities, and our application security team utilizes a combination of training, tools, code reviews, and awareness designed to ensure that our applications are developed with security at the forefront. We also engage with professional cybersecurity firms to conduct penetration tests on specific systems and applications annually. For more information about the cybersecurity risks we face, see the factors set forth under the caption "Risk Factors" in Part I, Item 1A of this report.

Posture Management includes the vulnerability management, log operations, and architecture and engineering teams. Our vulnerability management team conducts regular scans of our enterprise to look for potential weaknesses and configuration-related issues. Based on the results of these scans, this team routinely patches or works with system and platform owners to resolve identified vulnerabilities. Our log operations team works closely as a bridge between the system owners and our Security Operations Center by logging and monitoring activities on our systems and applications. Our architecture and engineering team manages security appliances and provides security architecture advice and consulting to our information technology and delivery teams throughout the enterprise. When it comes to posture management, our goal is not just to reactively resolve potential vulnerabilities discovered through the vulnerability management process; we also look for ways to prevent vulnerabilities through minimizing system ports, protocols, and services to only that which is necessary.

Governance, Risk, and Compliance includes the risk management and compliance management teams. This team manages the security awareness program, compliance with cyber and privacy regulations, security policies, and prioritizes potential cyber risks that require ongoing monitoring or remediation. Identified risks are brought to the Cyber Risk Steering Committee for treatment. The Chief Security Officer chairs the committee, which consists of the Deputy Chief Security Officer, cybersecurity managers, various subject matter experts, and (as needed) members of management from operational areas of the business.

The Company's business segments and support teams also work closely with cybersecurity and enterprise risk management to monitor and manage third-party risks. Managing third-party risks includes maintaining a close and effective working relationship with the information technology procurement, accounting, and legal teams. In addition to identifying risks as part of the third-party selection process, we continuously monitor our third parties using products and services that provide us insight into their attack surface, threats that can impact us through them, and real-world security posture.

Audits are an important part of our layers of defense; they can help us to identify areas in which we have incomplete coverage or ineffective placement of controls. The Company has an independent internal audit team that conducts audits based on their own methodology and assessment and we utilize external cybersecurity auditors, where applicable. In addition, certain lines of business utilize other third-party cybersecurity auditors for PCI DSS assessments and PCI ASV scans; and we are routinely audited by our customers.

The Company's Board of Directors and Board Risk and Finance Committee oversee our integrated enterprise risk management and cybersecurity programs. The Board Risk and Finance Committee receives regular reports from the Chief Risk Officer and Chief Security Officer on key company risks and emerging threats. These reports also include cybersecurity monitoring and threat response metrics, industry trends and educational materials, risk mitigation strategies, regulatory requirements, corporate policies, third-party risk metrics, cybersecurity tools and resources, incident response plans, and other areas of importance.

ITEM 2. PROPERTIES

The Company's headquarters is located in Lincoln, Nebraska. The Company owns or leases office space facilities primarily in Nebraska, Wisconsin, and Colorado.

The Company believes its existing office space facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3. LEGAL PROCEEDINGS

Note 25 of the notes to consolidated financial statements included in this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2025 was 1,769 and 71, respectively. The record holders of the Class B common stock are Michael S. Dunlap, Shelby J. Butterfield, various members of the Dunlap and Butterfield families, and various other estate planning trusts established by and/or entities controlled by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders.

The Company paid quarterly cash dividends on its Class A and Class B common stock during the years ended December 31, 2024 and 2023 and in amounts totaling $1.12 per share and $1.06 per share, respectively. The Company plans to continue making comparable regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2019 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



Company/Index	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Nelnet, Inc.	$ 100.00	$ 124.04	$ 172.04	$ 161.65	$ 159.00	$ 194.61
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
S&P 500 Financials	100.00	98.31	132.75	118.77	133.20	173.90

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2024 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (a)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (b)	Maximum number of shares that may yet be purchased under the plans or programs (b)
October 1 - October 31, 2024	211	$ 111.36	—	3,341,735
November 1 - November 30, 2024	—	—	—	3,341,735
December 1 - December 31, 2024	3,934	108.17	—	3,341,735
Total	4,145	$ 108.33	—	

(a) The total number of shares includes shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(b) On May 9, 2022, the Company announced that its Board of Directors authorized a new stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025.

Equity Compensation Plans

For information regarding the securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2024 and 2023. All dollars are in thousands, except share data, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included in this report. This discussion and analysis contains forward-looking statements subject to various risks and uncertainties and should be read in conjunction with the disclosures and information contained in "Forward-Looking and Cautionary Statements" and Item 1A "Risk Factors" included in this report.

A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2024 compared with the year ended December 31, 2023 is presented below. A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2023 compared with the year ended December 31, 2022 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2023 Annual Report on Form 10-K, which was filed with the United States Securities and Exchange Commission on February 27, 2024.

OVERVIEW

The Company is a diversified hybrid holding company with primary businesses being consumer lending, loan servicing, payments, and technology – with many of these businesses serving customers in the education space. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes and manages investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, reinsurance, and renewable energy (solar).

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program.

The Reconciliation Act of 2010 discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans. Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

Reclassifications and Immaterial Error Corrections

The accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to the immaterial error corrections made to the previously reported consolidated financial statements for the year ended December 31, 2023. For additional information, see "Reclassification and Immaterial Error Corrections" within note 2 of the notes to consolidated financial statements included in this report.

GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments

The Company prepares its financial statements and presents its financial results in accordance with GAAP. However, it also provides additional non-GAAP financial information related to specific items management believes to be important in the evaluation of its operating results and performance. A reconciliation of the Company's GAAP net income to Non-GAAP net income excluding derivative market value adjustments, and a discussion of why the Company believes providing this additional information is useful to investors, are provided below.

	Year ended December 31,	
	2024	**2023**
GAAP net income attributable to Nelnet, Inc.	$ 184,045	89,826
Realized and unrealized derivative market value adjustments (a)	(10,124)	41,773
Tax effect (b)	2,430	(10,026)
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 176,351	121,573
Earnings per share:		
GAAP net income attributable to Nelnet, Inc.	$ 5.02	2.40
Realized and unrealized derivative market value adjustments (a)	(0.28)	1.12
Tax effect (b)	0.07	(0.27)
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 4.81	3.25

(a) "Derivative market value adjustments" includes both the realized portion of gains and losses (corresponding to variation margin received or paid on derivative instruments that are settled daily at a central clearinghouse) and the unrealized portion of gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. "Derivative market value adjustments" does not include "derivative settlements" that represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms.

The accounting for derivatives requires that changes in the fair value of derivative instruments be recognized currently in earnings, with no fair value adjustment of the hedged item, unless specific hedge accounting criteria are met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in fair value of derivative instruments is reported in current period earnings with no consideration for the corresponding change in fair value of the hedged item. Under GAAP, the cumulative net realized and unrealized gain or loss caused by changes in fair values of derivatives in which the Company plans to hold to maturity will equal zero over the life of the contract. However, the net realized and unrealized gain or loss during any given reporting period fluctuates significantly from period to period.

The Company believes these point-in-time estimates of asset and liability values related to its derivative instruments that are subject to interest rate fluctuations are subject to volatility mostly due to timing and market factors beyond the control of management, and affect the period-to-period comparability of the results of operations. Accordingly, the Company's management utilizes operating results excluding these items for comparability purposes when making decisions regarding the Company's performance and in presentations with credit rating agencies, lenders, and investors. Consequently, the Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management and represents what earnings would have been had these derivatives qualified for hedge accounting. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance.

(b) The tax effects are calculated by multiplying the realized and unrealized derivative market value adjustments by the applicable statutory income tax rate.

Operating Segments

The Company's reportable operating segments are described in note 1 of the notes to consolidated financial statements included in this report. They include:

- Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS)
- Education Technology Services and Payments (ETSP) - referred to as Nelnet Business Services (NBS)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

The Company earns fee-based revenue through its NDS and NBS reportable operating segments. The Company earns net interest income on its loan portfolio, consisting primarily of FFELP loans, through its AGM reportable operating segment. This segment is expected to generate significant amounts of cash as the FFELP portfolio amortizes. The Company actively works to maximize the amount and timing of cash flows generated from its FFELP portfolio and seeks to acquire additional loan assets to leverage its servicing scale and expertise to generate incremental earnings and cash flow. Nelnet Bank operates as an internet industrial bank franchise focused on the private education and unsecured consumer loan markets, with a home office in Salt Lake City, Utah.

The NFS division was formed to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its private education, consumer, and other loan portfolios. In addition to AGM and Nelnet Bank being part of the NFS division, NFS's other operating segments that are not reportable include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services
- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs
- The operating results of solar tax equity investments made by the Company and administrative and management services provided by the Company on solar tax equity investments made by third parties
- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business
- The operating results of certain of the Company's investment activities, including its investment in ALLO and early-stage and emerging growth companies (venture capital investments)
- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions
- Other product and service offerings that are not considered reportable operating segments

The following table presents the operating results (net income (loss) before taxes) for each of the Company's reportable and certain other operating segments reconciled to the consolidated financial statements.

	Year ended December 31,	
	2024	**2023**
NDS	$ 40,497	77,714
NBS	117,896	91,101
Nelnet Financial Services division:		
AGM	75,202	80,636
Nelnet Bank	(1,942)	(368)
NFS other operating segments	55,718	50,872
Corporate:		
Unallocated corporate costs	(46,194)	(63,223)
Nelnet Renewable Energy - solar construction	(35,972)	(54,691)
Solar tax equity investments	(2,179)	(60,982)
ALLO investment	8,087	(57,972)
Venture capital investments	6,912	(6,008)
Other corporate activities	10,481	11,635
Eliminations/reclassifications	77	—
Net income before taxes	228,584	68,715
Income tax expense	(52,669)	(19,385)
Net loss attributable to noncontrolling interests (a)	8,130	40,496
Net income	$ 184,045	89,826

(a) For the periods presented, the majority of noncontrolling interests represents losses attributed to noncontrolling membership interests in the Company's Nelnet Renewable Energy and solar tax equity investments operating segments, which were $8.5 million and $41.0 million, in 2024 and 2023, respectively.

2024 Operating and Liquidity Highlights

See below for a summary of (i) certain highlights of the Company's 2024 operating results; (ii) a description of significant and/ or unusual events and transactions in 2024 that impacted and may potentially impact the Company's operating results; and (iii) a summary of the Company's current liquidity, including certain items that will impact the Company's liquidity in future periods. See "Results of Operations" for each reportable operating segment, the NFS division, and Corporate and Other Activities and "Liquidity and Capital Resources" under this Item 7 for additional detail.

Loan Servicing and Systems

In April 2023, the Company and four other third-party servicers were awarded servicing contracts to provide continued servicing for the Department under a new Unified Servicing and Data Solutions (USDS) contract which replaced the Company's legacy servicing contract with the Department.

The USDS contract became effective in April 2023 and has a five-year base period, with 5 years of possible extensions. Servicing under the USDS contract went live on April 1, 2024 and the Company recognized revenue in accordance with this new contract beginning in the second quarter of 2024. The Company recognized less revenue from the Department in 2024 under the USDS contract due to a decrease in the number of borrowers serviced and lower revenue earned on a per borrower blended basis under the new contract versus the legacy contract. The new USDS servicing contract has multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract was primarily based on borrower status.

Education Technology Services and Payments

Education technology services and payments revenue grew to $487.0 million in 2024. The growth was from existing and new customers. Operating margin increased from recent historical periods as a result of increases in tuition payment plan services and payment processing revenue, while maintaining a consistent cost structure for services.

Asset Generation and Management

Net interest income decreased in 2024 compared to 2023 after removing the impacts to interest expense for the write-off of the remaining unamortized debt discount associated with the redemption of certain asset-backed debt securities in 2024 and 2023 discussed below. Net interest income was negatively impacted in 2024 due to the expected continued amortization of the Company's FFELP student loan portfolio and a decrease in core loan spread. The average balance of student loans decreased $3.0 billion from $13.3 billion in 2023 to $10.3 billion in 2024. Beginning in late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness, income-driven repayment plans, and other programs. However, the Company has observed a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Loan Program since August 2024 that has resulted in prepayment rates on the Company's FFELP portfolio being more consistent with longer-term historical rates.

In 2024 and 2023, the Company redeemed certain asset-backed debt securities prior to their maturity, resulting in the recognition of $6.3 million and $25.9 million, respectively, in interest expense from the write-off of the remaining unamortized debt discount associated with these bonds at the time of redemption.

The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations, which are accounted for as held-to-maturity beneficial interest investments. An increase in cumulative loss expectations in 2024 on certain securitizations and loan vintages caused a change in estimate of future cash flows related to certain of the Company's beneficial interest securitization investments. As a result, during 2024, the Company recorded a $39.5 million allowance for credit losses (and related provision expense) related to these investments.

Nelnet Renewable Energy (NRE)

NRE is the Company's solar construction company that provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities. In April 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and consequently discontinued its residential solar operations in 2024. As a result, residential revenue will continue to decline from recent historical amounts as existing customer contracts are completed. Residential solar construction revenue was $3.3 million and $10.7 million for the year ended December 31, 2024 and 2023, respectively.

The Company entered the EPC business with its July 2022 acquisition of GRNE Solar. Since the acquisition, NRE has incurred low and, in some cases, negative margins on certain legacy projects. During 2023 and 2024, NRE recognized a net loss before taxes of $54.7 million and $36.0 million, respectively. These losses in 2023 and 2024 include impairment charges on goodwill, intangible assets, and other assets of $20.6 million and $1.9 million, respectively. The Company has a handful of remaining legacy construction contracts to complete, down from over 30 at the beginning of 2024. As new projects are completed and the legacy contracts are substantially complete, the Company believes operating results will improve from prior historical periods.

Solar Tax Equity Investments

As of December 31, 2024, the Company has invested a total of $314.8 million and its third-party investors have invested $271.4 million in tax equity investments that remain outstanding in renewable energy solar partnerships that support the development and operations of solar projects throughout the country. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests. Included in the Company's operating results is the Company's share of income or loss from solar investments accounted for under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. The Company recognized pre-tax losses on its tax equity investments of $6.5 million in 2024, which includes $4.6 million attributable to noncontrolling interests. The pre-tax losses were partially offset by recognizing gains of $15.3 million, which includes $1.8 million attributable to noncontrolling interests, related to investments that were sold during 2024.

In periods in which the Company makes significant investments in solar tax equity investments, operating results are negatively impacted due to the accelerated losses recognized in the initial years of investment. However, given the timing and amount of cash flows expected to be generated over the life of these investments, the Company considers these investments a good use of capital. Through December 31, 2024, the Company has recognized cumulative pre-tax losses (excluding noncontrolling interests) of approximately $70 million on its tax equity investments currently outstanding. The Company expects its current investments (assuming no additional investments are made subsequent to December 31, 2024) to generate approximately $93 million of pre-tax earnings (excluding noncontrolling interests) over the life of the investments. Accordingly, the Company expects to recognize approximately $163 million in pre-tax income (excluding noncontrolling interests) between January 1, 2025 and December 31, 2030 (the remaining years of its current investments).

Investments - ALLO and Hudl

The Company has a 45% voting membership interests in ALLO. The Company accounts for its ALLO voting membership interests investment under the HLBV method of accounting that resulted in the recognition of a net loss of $10.7 million during 2024. Absent additional equity contributions with respect to ALLO's voting membership interests, the Company will not recognize additional losses for its voting membership interests in ALLO. The Company also owns preferred membership interests in ALLO that earn a preferred return. As of December 31, 2024, the outstanding preferred membership interests of ALLO held by the Company was $225.6 million. The Company recognized income on its ALLO preferred membership interests of $17.5 million in 2024. Nelnet continues to work with ALLO and SDC, a third-party global digital infrastructure investor that holds a significant investment in ALLO, to explore various funding and capital options to support ALLO's growth.

The Company has an approximately 22% preferred ownership investment in Agile Sports Technologies, Inc. (doing business as "Hudl.") During the fourth quarter of 2024 and first quarter of 2023, the Company acquired additional ownership interests in Hudl for $3.3 million and $31.5 million, respectively, from existing Hudl investors. These transactions were not considered observable market transactions (not orderly) because they were not subject to customary marketing activities. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the transaction values. As of December 31, 2024, the carrying amount of the Company's investment in Hudl is $168.7 million.

Certain investments, including solar tax equity, ALLO, and Hudl, may be recorded at a carrying value that is less than its market value due to HLBV (solar investments and ALLO) and the measurement alternative (Hudl) method of accounting. Future operating results of solar and ALLO, an observable transaction of Hudl, or a liquidation event of ALLO or Hudl could impact the valuation on our financial statements or our investments in them and may result in significant fluctuations of the Company's earnings.

Liquidity

As of December 31, 2024, the Company had $717.1 million of unencumbered cash and investments. In addition, the Company has a $495.0 million unsecured line of credit that matures in September 2026. No amounts were outstanding on the line of credit as of December 31, 2024 and $495.0 million was available for future use. Further, as of December 31, 2024, the Company expects to generate future undiscounted cash flows from its AGM loan portfolio of approximately $1.07 billion (including approximately $675.0 million in the next five years); and from its beneficial interest investments of approximately $323.4 million (the majority of which is expected to be received over the next five years).

The Company intends to use its current and future liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or investment interests therein); strategic acquisitions and investments; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

CONSOLIDATED RESULTS OF OPERATIONS

An analysis of the Company's consolidated operating results for the year ended December 31, 2024 compared with 2023 is provided below.

The Company's operating results are primarily driven by the performance of its existing loan portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by net interest income (which includes financing costs) and losses related to credit quality of the assets, along with the cost to administer and service the assets and related debt.

The Company operates as distinct reportable operating segments as described above. For a reconciliation of the reportable segment operating results to the consolidated results of operations, see note 16 of the notes to consolidated financial statements included in this report. Since the Company monitors and assesses its operations and results based on these segments, the discussion following the consolidated results of operations is presented on a reportable segment basis.

	Year ended December 31,		Additional information
	2024	**2023**	
Loan interest	$ 787,498	931,945	Decrease due to decreases in the average balance of loans in the AGM operating segment partially offset by an increase in the gross yield earned on loans.
Investment interest	185,901	177,855	Includes income from unrestricted interest-earning deposits and investments, and restricted cash in asset-backed securitizations. Increase due to an increase in the average balances and interest rates.
Total interest income	973,399	1,109,800	
Interest expense	680,537	845,091	Decrease due to a decrease in the average balance of debt outstanding partially offset by an increase in cost of funds and deposits at Nelnet Bank. In addition, the Company recognized a $6.3 million and $25.9 million non-cash expense during 2024 and 2023, respectively, as the result of writing off the remaining unamortized debt discount related to the redemption of certain asset-backed debt securities prior to their maturity.
Net interest income	292,862	264,709	
Less provision for loan losses	54,607	8,115	Represents the current period provision to reflect the lifetime expected credit losses related to the Company's loan portfolio. See note 3 of the notes to consolidated financial statements in this report for the factors impacting provision for loan losses for the periods presented.
Net interest income after provision for loan losses	238,255	256,594	
Other income (expense):			
LSS revenue	482,408	517,954	See LSS operating segment - results of operations.
ETSP revenue	486,962	463,311	See ETSP operating segment - results of operations.
Reinsurance premiums earned	62,923	20,067	Represents premiums earned, net of ceded portion, from reinsurance treaties on property and casualty policies. Increase due to a higher number of policies the Company reinsures.
Solar construction revenue	56,569	31,669	Represents revenue earned from NRE providing solar construction services, including design and installations of residential and commercial solar systems. In April 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and will discontinue its residential solar operations. As a result, residential revenue will continue to decline in future periods as existing customer contracts are completed.
Other, net	61,602	(74,327)	See table below for components of "other, net."
Loss on sale of loans, net	(1,643)	(17,662)	The AGM operating segment recognized losses from selling portfolios of loans. See note 3 of the notes to consolidated financial statements in this report for additional information.
Derivative settlements, net	6,134	25,072	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income. The majority of derivative settlements received by the Company during the periods presented was from the Company's derivatives used to hedge loans earning fixed rate floor income. To minimize the Company's exposure to market volatility and increase liquidity, the Company terminated this derivative portfolio in March 2023. Subsequent to terminating these derivatives, during the second and fourth quarters of 2023, the Company entered into a total of $400 million notional amount of derivatives to hedge loans earning fixed rate floor income and other loans and investments in which the Company receives a fixed rate. See AGM operating segment - results of operations for additional information.
Derivative market value adjustments, net	10,124	(41,773)	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps. To minimize the Company's exposure to market volatility and increase liquidity, the Company terminated this derivative portfolio ($2.8 billion notional amount) in March 2023. Subsequent to terminating these derivatives, during the second and fourth quarters of 2023, the Company entered into a total of $400.0 million notional amount of derivatives to hedge loans earning fixed rate floor income and other loans and investments in which the Company receives a fixed rate. The Company expects the derivative market value adjustments in future periods will be less substantial.
Total other income (expense), net	1,165,079	924,311	
Cost of services and expenses:			
Costs incurred to provide loan servicing	1,889	—	Represents primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered.
Cost to provide education technology services and payments	172,763	171,183	Represents direct costs to provide payment processing and instructional services in ETSP. Increase primarily due to additional instructional services costs. See ETSP operating segment - results of operations.
Cost to provide solar construction services	77,673	48,576	Represents direct costs related to NRE providing solar construction services. Since the acquisition of GRNE Solar in 2022, it has incurred low and, in some cases, negative margins on certain projects. During 2024, the Company recorded an expense of $24.6 million related to estimated losses on legacy construction projects. The Company has a handful of remaining legacy construction contracts to complete, down from over 30 at the beginning of 2024. As new projects are completed and the legacy contracts are now substantially complete, the Company believes operating results will improve from prior historical periods.
Total cost of services	252,325	219,759	

Salaries and benefits	576,931	591,537	Decrease primarily due to staff reductions in the first half of 2023 in LSS to manage expenses due to lower pricing and reduced servicing volume for LSS's Department servicing contract, partially offset by an increase in ETSP due to annual merit pay increases and an increase in headcount to support the growth of the customer base and the investment in the development of new technologies.
Depreciation and amortization	58,116	79,118	Includes depreciation of property and equipment and the amortization of intangibles from prior business acquisitions. Decrease primarily due to reduction in depreciation due to prior year non-cash impairment charges recognized for lease, buildings, and associated improvements as the Company continues to evaluate the use of office space as it modifies its hybrid work model for associates. See note 11 of the notes to the consolidated financial statements in this report for additional information.
Reinsurance losses and underwriting expenses	55,246	16,781	Represents case reserve, estimated loss reserve, and amortization of acquisition costs, which consist primarily of commissions and brokerage expenses, net of ceded portion, from reinsurance treaties on property and casualty policies. Increase due to a higher number of policies the Company reinsures.
Other expenses	189,503	173,070	Includes expenses such as postage and distribution, consulting and professional fees, occupancy, communications, and certain information technology-related costs. Increase due to an increase in LSS due to additional postage costs as a result of borrowers returning to repayment on September 1, 2023.
Total operating expenses	879,796	860,506	
Impairment expense and provision for beneficial interests	42,629	31,925	Represents impairment charges recognized by the Company and the establishment of an allowance for credit losses (and related provision expense) related to the Company's beneficial interest in certain loan securitizations. See note 11 of the notes to consolidated financial statements in this report for additional information.
Total expenses	1,174,750	1,112,190	
Income before income taxes	228,584	68,715	
Income tax expense	52,669	19,385	The effective tax rate was 22.25% and 17.75% for 2024 and 2023, respectively. The increase in the effective tax rate in 2024 was due to an increase in state income taxes and a reduction of state tax incentives. The Company expects its future effective tax rate will range between 22% and 24%.
Net income	175,915	49,330	
Net loss attributable to noncontrolling interests	8,130	40,496	Represents the net loss attributable to the holders of noncontrolling membership interests. The majority is attributed to noncontrolling membership interests in the Company's solar construction and tax equity investments operating segments.
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	
Additional information:			
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	
Derivative market value adjustments, net	(10,124)	41,773	
Tax effect	2,430	(10,026)	
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 176,351	121,573	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP financial information.

The following table summarizes the components of "other, net" in "other income (expense)."

	Year ended December 31,		
	2024	2023	Additional information
ALLO preferred return	$ 17,486	9,120	See Corporate - results of operations.
Investment activity, net (a)	12,438	(8,586)	See note (b) below for additional information.
Borrower late fee income	8,828	8,997	See NFS division - results of operations - AGM operating segment.
Investment advisory services (WRCM)	5,934	6,760	See NFS division - results of operations - NFS other operating segments.
Administration/sponsor fee income	5,823	6,793	See NFS division - results of operations - AGM operating segment.
Management fee revenue	2,769	2,587	See LSS operating segment - results of operations.
Loss from ALLO voting membership interest investment (a)	(10,693)	(65,277)	See Corporate - results of operations.
Loss from solar investments, net (a)	(6,477)	(59,645)	See Corporate - results of operations.
Other	25,494	24,924	
Other, net	$ 61,602	(74,327)	

(a) The Company anticipates fluctuations in future periodic earnings resulting from investment purchases, sales, and valuation adjustments.

(b) Investment activity by operating segment and investment type follows:

	Real Estate	Venture Capital and Funds	Equity / Bonds	Total
		Year ended December 31, 2024		
NFS - AGM	$ —	720	—	720
NFS - Nelnet Bank	—	(12)	2,926	2,914
NFS - Other Operating Segments	(2,297)	—	2,598	301
Corporate	—	8,503	—	8,503
	$ (2,297)	9,211	5,524	12,438
		Year ended December 31, 2023		
NFS - AGM	$ —	(4,303)	(219)	(4,522)
NFS - Nelnet Bank	—	(229)	1,147	918
NFS - Other Operating Segments	439	—	(2,544)	(2,105)
Corporate	—	(2,640)	(237)	(2,877)
	$ 439	(7,172)	(1,853)	(8,586)

LOAN SERVICING AND SYSTEMS OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Servicing Volumes

					As of				
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Servicing volume (dollars in millions):									
Government	$ 489,877	492,142	489,298	495,409	494,691	500,554	519,308	537,291	545,373
FFELP	13,260	13,745	14,576	15,783	17,462	18,400	19,021	19,815	20,226
Private and consumer	29,226	20,666	19,876	21,015	20,493	20,394	20,805	21,484	21,866
Total	$ 532,363	526,553	523,750	532,207	532,646	539,348	559,134	578,590	587,465
Number of servicing borrowers:									
Government	14,049,550	14,114,468	14,096,152	14,328,013	14,503,057	14,543,382	14,898,901	15,518,751	15,777,328
FFELP	549,861	574,979	610,745	656,814	725,866	764,660	788,686	819,791	829,939
Private and consumer	1,168,293	851,747	829,072	882,256	894,703	896,613	899,095	925,861	951,866
Total	15,767,704	15,541,194	15,535,969	15,867,083	16,123,626	16,204,655	16,586,682	17,264,403	17,559,133
Number of remote hosted borrowers:	842,200	662,075	133,681	65,295	70,580	103,396	716,908	5,048,324	6,135,760

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2024	**2023**	
Interest income	$ 4,877	4,845	Represents interest income on cash balances primarily collected from borrower remittances that are subsequently disbursed to servicing customers (lenders).
Loan servicing and systems revenue	482,408	517,954	See table below for additional information.
Intersegment servicing revenue	24,493	28,911	Represents revenue earned by LSS from servicing loans for AGM and Nelnet Bank. Decrease due to the continued amortization of AGM's FFELP portfolio. Intersegment servicing revenue will continue to decrease as AGM's FFELP portfolio pays off.
Other income	2,769	2,587	Represents revenue earned from providing administrative support services.
Total other income	509,670	549,452	
Cost of services	1,889	—	Represents primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered.
Salaries and benefits	300,366	317,885	Decrease due to the Company being fully staffed at the beginning of 2023 with contact center operations and support associates as the Company prepared for expiration of the federal student loan payment pause under the CARES Act. In the first half of 2023, the Company reduced staff to manage expenses due to lower pricing and reduced servicing volume for LSS's Department servicing contract. In June 2024, the Company announced an additional reduction in headcount after the completion of required servicing platform enhancements for the new government servicing contract and the transfer of direct loan servicing volume to one platform. These staff reductions took place during the second half of 2024.
Depreciation	19,475	19,257	
Postage expense	36,820	21,194	Increase due to borrowers returning to repayment on September 1, 2023 after the expiration of the federal student loan payment pause under the CARES Act, requiring an increase in outreach.
Other expenses	43,282	39,323	The total of other expenses and intercompany expenses decreased due to moving to one platform in 2024 and continued focus on expense reductions. Intersegment expenses represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Intersegment expenses	71,482	78,628	
Total operating expenses	471,425	476,287	
Impairment expense	736	296	The Company recorded an impairment charge in the fourth quarter of 2024 and third quarter of 2023, respectively, related to owned office space and certain facilities as a result of the Company's on-going evaluation of the use of office space and adapting to a hybrid work model.
Total expenses	474,050	476,583	
Income before income taxes	40,497	77,714	
Income tax expense	(9,719)	(18,651)	Represents income tax expense at an effective tax rate of 24%.
Net income	$ 30,778	59,063	
Before tax operating margin	8.0 %	14.1 %	Before tax operating margin is a measure of before tax operating profitability as a percentage of revenue, and for LSS is calculated as income before income taxes divided by the total of loan servicing and systems revenue (less cost of services), intersegment servicing revenue, and other income. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it provides additional information to facilitate an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods. Before tax operating margin decreased due primarily to a decrease in loan servicing and systems revenue as described in the table below, while total expenses have remained relatively consistent period over period. Expenses have remained consistent despite a decrease in revenue due to costs incurred for the completion of the transfer of direct loan servicing volume to one platform, making platform enhancements for the new student loan servicing contract with the Department, preparation of the conversion of the Discover portfolio, and an increase in postage and communication costs due to borrowers returning to repayment on September 1, 2023. The Company expects before tax operating margin to continue to be lower than historical prior year results until the full impact of its cost-saving measures take effect and revenue is generated from servicing the entire Discover and Sofi portfolios after their full conversion to the Company's platform.

Loan servicing and systems revenue

	Year ended December 31,		Additional information
	2024	**2023**	
Government loan servicing	$ 380,921	412,478	Represents revenue from the Company's servicing contracts with the Department. The Company recognized revenue under the new government servicing USDS contract beginning April 1, 2024. Decrease due to (i) a decrease in the number of borrowers serviced (due primarily from the Department transferring one million of the Company's existing borrowers to another third-party servicer during the second and third quarters of 2023); (ii) lower revenue earned on a per borrower blended basis under the new contract, and (iii) the legacy servicing contract reduction of the monthly fee earned per borrower on certain borrower statuses by $0.19 effective April 1, 2023. These decreases were partially offset by an increase in the average revenue earned on a per borrower blended basis as a result of borrowers moving to a repayment status on September 1, 2023 and the recognition of $10.9 million of revenue in the fourth quarter of 2024 to reflect a settlement related to certain provisions included in the legacy contract concerning inflation adjustments.
Private education and consumer loan servicing	63,453	48,984	On July 17, 2024, Discover Financial Services (Discover) announced the sale of its approximately $10 billion private education student loan portfolio, representing approximately 400,000 borrowers, to partnerships managed by two global investment firms, with Firstmark Services, a division of the Company, assuming responsibility for servicing the portfolio upon the sale. The conversion of these loans to the Company's platform began in September 2024 with the majority of loan conversions completed in the fourth quarter of 2024. Increase due to (i) an increase in backup servicing volume and loan servicing volume from the Discover portfolio; (ii) $4.0 million of non-recurring revenue recognized in 2024 associated with conversions and deconversions; and (iii) rate increases based on contractual consumer price index changes. During 2024, Sofi Technologies, Inc. (Sofi) selected the Company as a sub-servicer for its school and refinance loan programs. Transfer of new and existing Sofi loans began in the fourth quarter of 2024, with the anticipated completion of all existing loans to be complete by the second quarter of 2025. The addition of the Sofi servicing borrowers did not have a significant impact to revenue in 2024 but will have a positive impact to revenue in future periods.
FFELP loan servicing	12,212	13,704	Represents revenue from servicing third-party customers' FFELP portfolios. Over time, FFELP servicing revenue will decrease as third-party customers' FFELP portfolios pay off.
Software services	21,032	29,208	Represents revenue from providing remote hosted servicing software to certain Department and other servicers and providing diversified technology services. Decrease primarily due to (i) the transfer of all Department remote hosted borrowers to other third-party servicers throughout 2023 under the Department's legacy servicing contracts and (ii) the recognition of $4.8 million of revenue in the third quarter of 2023 associated with deconversion of remote hosted borrowers from a customer leaving the Company's platform. This decrease was partially offset by the Company beginning in the second quarter of 2024 to recognize revenue from a new remote hosted servicing customer awarded a USDS contract.
Outsourced services	4,790	13,580	Represents revenue from providing contact center and back office operational outsourcing services. Decrease was due to the contracts for support provided to certain Department servicers expiring in July 2023.
Loan servicing and systems revenue	$ 482,408	517,954	

EDUCATION TECHNOLOGY SERVICES AND PAYMENTS OPERATING SEGMENT – RESULTS OF OPERATIONS

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Higher amounts of revenue are typically recognized during the first quarter due to fees related to grant and aid applications as well as online applications and enrollment services. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and before tax operating margin are higher in the first quarter compared with the remainder of the year.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2024	**2023**	
Interest income	$ 29,891	26,962	Represents interest income on tuition funds held in custody for schools. Increase due to higher balances and interest rates.
Education technology services and payments revenue	486,962	463,311	See table below for additional information.
Intersegment revenue	220	253	
Total other income	487,182	463,564	
Cost of services	172,763	171,183	See table below for additional information.
Salaries and benefits	164,716	155,296	Increase due to annual merit pay increases, an increase in headcount to support the growth of the customer base, and the investment in the development of new technologies.
Depreciation and amortization	10,531	11,319	Represents primarily amortization of intangible assets from prior business acquisitions and depreciation of capitalized software development costs.
Other expenses	32,281	34,133	Decrease due to a decrease in consulting and professional services resulting from reduced outsourced work and an improvement in allowance for doubtful accounts period over period. Decrease was partially offset by an increase in technology services.
Intersegment expenses, net	18,886	23,184	Represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	226,414	223,932	
Impairment expense	—	4,310	In 2023, the Company recognized non-cash impairment charges related to previously acquired computer software.
Total expenses	399,177	399,425	
Income before income taxes	117,896	91,101	
Income tax expense	(28,333)	(21,891)	Represents income tax expense at an effective tax rate of 24%.
Net income	89,563	69,210	
Net loss attributable to noncontrolling interests	158	109	Amounts for noncontrolling interests reflect the net loss attributable to the holders of minority membership interests in NextGen.
Net income	$ 89,721	69,319	The Company expects net income to be impacted in 2025 as compared to 2024 due to a decrease in contribution from FACTS education services as a result of the end of the EANS program as described in the revenue table below and an expected increase in expenses.

Education technology services and payments revenue

The following table presents disaggregated revenue by service offering and before tax operating margin for each reporting period.

	Year ended December 31,		Additional information
	2024	**2023**	
Tuition payment plan services	$ 135,851	125,326	Increase due to a higher number of payment plans in the K-12 and higher education markets for both new and existing customers.
Payment processing	179,043	163,859	Increase due to increase in payment volumes for both the K-12 and higher education markets due to new customers and an increase in volume from existing customers.
Education technology services	169,065	170,754	Decrease due to a decrease in FACTS education services revenue which resulted from the wind down of economic aid provided to private schools in response to the COVID 19 pandemic. Learning management instructional services revenue provided to private schools has been funded by the CARES Act and the Emergency Assistance to Non-Public Schools (EANS) programs. The EANS I program funding ended on September 30, 2023 and EANS II program funding ended on September 30, 2024. Future instructional services revenue will be adversely impacted compared to recent historical results as a result of the EANS programs ending. Revenue earned under the EANS programs was $23.1 million and $46.9 million in 2024 and 2023, respectively. This decrease was partially offset by an increase in revenue from the Company's school information system software and application and enrollment services.
Other	3,003	3,372	
Education technology services and payments revenue	486,962	463,311	
Cost of services	172,763	171,183	Represents direct costs to provide payment processing revenue and such costs decrease/increase in relationship to payment volumes. Costs to provide instructional services are also a component of this expense and decrease/ increase in relationship to instructional services revenues.
Net revenue	$ 314,199	292,128	
GAAP before tax operating margin	37.5 %	31.2 %	Before tax operating margin, excluding net interest income, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for the ETSP segment is calculated as income before income taxes less net interest income divided by net revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it facilitates an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
Net interest income	(9.5)	(9.2)	Before tax operating margin, excluding net interest income, increased due to increased net revenue while maintaining a consistent cost structure. The Company expects operating margin to decrease in 2025 compared to 2024 as a result of a decrease in FACTS education services revenue and an increase in operating expenses.
Non-GAAP before tax operating margin, excluding net interest income	28.0 %	22.0 %	

NELNET FINANCIAL SERVICES DIVISION - RESULTS OF OPERATIONS

Asset Generation and Management Operating Segment

Loan Portfolio

As of December 31, 2024, the AGM operating segment had a $9.0 billion loan portfolio, consisting primarily of federally insured loans. For a summary of the Company's loan portfolio as of December 31, 2024 and 2023, see note 3 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity of loans in the AGM operating segment:

	FFELP	Private	Consumer and other	Total
Balance as of December 31, 2022	$ 13,566,473	252,383	350,915	14,169,771
Loan acquisitions	576,224	77,401	478,666	1,132,291
Repayments, claims, capitalized interest, participations, and other, net	(1,342,866)	(45,942)	(72,995)	(1,461,803)
Loans lost to external parties	(1,056,140)	(6,522)	—	(1,062,662)
Loans sold	(57,484)	—	(670,651)	(728,135)
Balance as of December 31, 2023	11,686,207	277,320	85,935	12,049,462
Loan acquisitions	106,916	—	599,543	706,459
Repayments, claims, capitalized interest, participations, and other, net	(1,209,242)	(51,262)	(191,931)	(1,452,435)
Loans lost to external parties	(1,616,724)	(4,314)	—	(1,621,038)
Loans sold	(578,593)	—	(147,987)	(726,580)
Balance as of December 31, 2024	$ 8,388,564	221,744	345,560	8,955,868

The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations that are accounted for as held-to-maturity beneficial interest investments and included in "other investments and notes receivable, net" in the Company's consolidated financial statements. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2024, the Company's ownership correlates to approximately $1.97 billion of loans included in these securitizations. The loans held in these securitizations are not included in the above table. Investment interest income earned by the Company from the beneficial interest in loan securitizations is included in "investment interest" on the Company's consolidated statements of income and is not a component of the Company's loan interest income.

Beginning in late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of multiple extensions of the CARES Act payment pause on Department held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs. After multiple extensions of the student loans payment pause under the CARES Act, the payment and interest accrual suspension ended August 31, 2023, and Federal Direct Loan Program borrowers returned to repayment on September 1, 2023.

While more unlikely now due to the change in presidential administration, if the federal government or the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs, such initiatives could further increase prepayments and reduce interest income. Even if a broad debt cancellation program only applied to student loans held by the Department, such program could result in a significant increase in consolidations of FFELP loans to Federal Direct Loan Program loans and a corresponding increase in prepayments with respect to our FFELP loan portfolio. See Part I, Item 1A, "Risk Factors - Loan Portfolio - Prepayment risk" included in this report for further information.

The Company has observed a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Loan Program since August 2024 that has resulted in prepayment rates on the Company's FFELP portfolio being more consistent with longer-term historical rates.

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance, loan status, delinquency amounts, and other key credit quality indicators for each of AGM's loan portfolios as of December 31, 2024 and 2023; and the activity in AGM's allowance for loan losses and net charge-offs as a percentage of average loans in 2024 and 2023, see note 3 of the notes to consolidated financial statements included in this report.

Loan Spread Analysis

The following table analyzes the loan spread on AGM's portfolio of loans, which represents the spread between the yield earned on loan assets and the costs of the liabilities and derivative instruments used to fund the assets. The spread amounts included in the following table are calculated by using the notional dollar values found in the table under the caption "Net loan interest income, including settlements on derivatives" below, divided by the average balance of loans or debt outstanding.

	Year ended December 31,	
	2024	2023
Variable loan yield, gross	8.03 %	7.56 %
Consolidation rebate fees	(0.80)	(0.80)
Discount accretion, net of premium and deferred origination costs amortization	0.02	0.06
Variable loan yield, net	7.25	6.82
Loan cost of funds - interest expense (a)	(6.34)	(5.99)
Loan cost of funds - derivative settlements (b) (c)	0.01	0.01
Variable loan spread	0.92	0.84
Fixed rate floor income, gross	0.01	0.02
Fixed rate floor income - derivative settlements (b) (d)	0.04	0.18
Fixed rate floor income, net of settlements on derivatives	0.05	0.20
Core loan spread	0.97 %	1.04 %
Average balance of AGM's loans	$ 10,310,430	13,316,525
Average balance of AGM's debt outstanding	9,871,828	12,720,097

(a) The Company recognized $6.3 million and $25.9 million in non-cash interest expense during 2024 and 2023, respectively, as a result of writing off the remaining unamortized debt discount related to the redemption of certain asset-backed debt securities prior to their maturity. This non-cash expense was excluded from the respective periods in the table above.

(b) Derivative settlements represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms. Derivative accounting requires that net settlements with respect to derivatives that do not qualify for "hedge treatment" under GAAP be recorded in a separate income statement line item below net interest income. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. As such, management believes derivative settlements for each applicable period should be evaluated with the Company's net interest income (loan spread) as presented in this table. The Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's Non-Nelnet Bank derivative instruments, including the net settlement activity recognized by the Company for each type of derivative for the 2024 and 2023 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" in note 5 and in this table.

A reconciliation of core loan spread, which includes the impact of derivative settlements on loan spread, to loan spread without derivative settlements follows.

	Year ended December 31,	
	2024	2023
Core loan spread	0.97 %	1.04 %
Derivative settlements (1:3 basis swaps)	(0.01)	(0.01)
Derivative settlements (fixed rate floor income)	(0.04)	(0.18)
Loan spread	0.92 %	0.85 %

(c) Derivative settlements consist of net settlements received related to the Company's 1:3 basis swaps.

(d) Derivative settlements consist of net settlements received related to the Company's floor income interest rate swaps.

The relationship between the indices in which AGM earns interest on its loans and funds such loans has a significant impact on loan spread. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's FFELP student loan assets and related funding for those assets. In an increasing interest rate environment, student loan spread on FFELP loans increases in the short term because of the timing of interest rate resets on the Company's assets occurring daily in contrast to the timing of the interest rate resets on the Company's debt occurring either monthly or quarterly. This also results in student loan spread decreasing in the short term in a decreasing interest rate environment.

Variable loan spread was higher during 2024 compared with 2023 due to an increase in consumer loans funded by the Company with operating cash (versus funded with debt).

The difference between variable loan spread and core loan spread is fixed rate floor income earned on a portion of AGM's federally insured student loan portfolio. A summary of fixed rate floor income and its contribution to core loan spread follows:

	Year ended December 31,	
	2024	2023
Fixed rate floor income, gross	$ 1,249	2,169
Derivative settlements (a)	4,288	23,044
Fixed rate floor income, net	$ 5,537	25,213
Fixed rate floor income contribution to spread, net	0.05 %	0.20 %

(a)   Derivative settlements consist of net settlements received related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased in 2024 compared with 2023 due to higher interest rates.

The Company had a significant portfolio of derivative instruments in which the Company paid a fixed rate and received a floating rate to economically hedge loans earning fixed rate floor income. On March 15, 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives). Through March 15, 2023, the Company had received cash or had a receivable from its clearinghouse related to variation margin equal to the fair value of the $2.8 billion notional amount of fixed rate floor derivatives as of March 15, 2023 of $183.2 million, which included $19.1 million related to 2023 settlements. Subsequent to terminating these derivatives, during the second and fourth quarters of 2023, the Company entered into a total of $400.0 million notional amount of derivatives to hedge loans earning fixed rate floor income and other loans and investments in which the Company receives a fixed rate.

The decrease in net derivative settlements received by the Company in 2024 compared with 2023 was due to a decrease in the notional amount of derivatives outstanding and less favorable terms on the $400.0 million of notional derivatives entered into in 2023 compared with the $2.8 billion notional derivatives that were terminated due to an increase in interest rates from when the terminated derivatives were initially executed.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2024	**2023**	
Interest income:			
Loan interest	$ 749,117	910,139	See table below for additional analysis.
Investment interest	68,302	67,019	Represents primarily investment interest earned on beneficial interest investments and restricted cash included in student loan securitizations and other secured borrowings. AGM earned $36.4 million and $35.7 million on beneficial interest investments during 2024 and 2023, respectively.
Total interest income	817,419	977,158	
Loan interest expense	632,742	788,251	See table below for additional analysis.
Intercompany interest expense	21,604	34,833	Represents interest paid by AGM to Nelnet, Inc. (parent company) related to (i) internal borrowings to fund equity advances on certain AGM debt facilities; and (ii) AGM issued bonds held by Nelnet, Inc. Decrease due to a decrease in the weighted average balance of outstanding AGM issued bonds held by Nelnet, Inc. Intercompany interest is eliminated for consolidated financial reporting purposes.
Net interest income	163,073	154,074	
Less provision (negative provision) for loan losses	27,691	(360)	See note 3 of the notes to consolidated financial statements in this report for factors impacting provision (negative provision) for loan losses for the periods presented.
Net interest income after provision for loan losses	135,382	154,434	
Other income, net	15,879	11,269	Represents primarily borrower late fees, income from providing administration activities for third parties, sponsor fee income, and income/losses from AGM's investment in joint ventures. See "Overview - Consolidated Results of Operations" for further detail included in other income.
Loss on sale of loans, net	(1,643)	(17,662)	The Company recognized losses from selling portfolios of loans. See note 3 of the notes to consolidated financial statements included in this report for additional information.
Derivative settlements, net	5,217	24,588	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as reflected in the table below. The majority of derivative settlements received in the periods presented was from the Company's derivative portfolio used to hedge loans earning fixed rate floor income. Decrease due to the termination of the floor income interest rate swaps ($2.8 billion notional amount) in March 2023. See above under "Loan Spread Analysis" for further information.
Derivative market value adjustments, net	5,422	(40,250)	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps. To minimize the Company's exposure to market volatility and increase liquidity, AGM terminated its portfolio of floor income interest rate swaps ($2.8 billion notional amount) in March 2023. As such, the Company expects the derivative market value adjustments in future periods to be less substantial. See above under "Loan Spread Analysis" for further information.
Total other income, net	24,875	(22,055)	
Salaries and benefits	4,784	4,191	Increase due to additional headcount as the Company actively expands into new asset loan classes.
Servicing fees	31,591	37,389	Represents servicing fees paid to (i) third parties and (ii) LSS for the servicing of AGM's loans. The amounts paid to LSS exceed the actual cost of servicing the loans. Decrease due to the amortization of the FFELP student loan portfolio, the majority of which is serviced by LSS. Intercompany servicing is eliminated for consolidated financial reporting purposes.
Other expenses	4,152	4,988	
Intersegment expenses	5,037	5,175	Includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	45,564	51,743	Total operating expenses were 44 basis points and 39 basis points of the average balance of loans in 2024 and 2023, respectively. The increase in operating expenses as a percent of the average balance of loans was due to an increase in servicing fees and salaries and benefit costs as the Company actively expands into new asset classes.

Provision for beneficial interests	39,491	—	During 2024, the Company recorded an allowance for credit losses (and related provision expense) related to the Company's beneficial interest in certain loan securitizations. See note 6 of the notes to consolidated financial statements included in this report for additional information.
Total expenses	85,055	51,743	
Income before income taxes	75,202	80,636	
Income tax expense	(18,048)	(19,353)	Represents income tax expense at an effective tax rate of 24%.
Net income	$ 57,154	61,283	
Additional information:			
GAAP Net income	$ 57,154	61,283	
Derivative market value adjustments, net	(5,422)	40,250	
Tax effect	1,301	(9,660)	
Non-GAAP net income, excluding derivative market value adjustments	$ 53,033	91,873	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP financial information.

Net loan interest income, including settlements on derivatives

The following table summarizes the components of "loan interest," "loan interest expense" and "derivative settlements, net."

	Year ended December 31,		
	2024	2023	Additional information
Variable interest income, gross	$ 829,024	1,007,424	Decrease due to a decrease in the average balance of loans partially offset by an increase in the gross yield earned on loans.
Consolidation rebate fees	(82,872)	(106,756)	Decreases due to a decrease in the average consolidation loan balance.
Discount accretion, net of premium and deferred origination costs amortization	1,716	7,302	Net discount accretion due to the Company's purchase of loans at a net discount over the last several years, partially offset in 2024 due to consumer loans purchased at a premium.
Variable interest income, net	747,868	907,970	
Interest on bonds and notes payable	(632,742)	(788,251)	Decrease due to a decrease in the average balance of debt outstanding, partially offset by an increase in cost of funds. In addition, the Company recognized a $6.3 million and $25.9 million non-cash expense during 2024 and 2023, respectively, as the result of writing off the remaining unamortized debt discount related to the redemption of certain asset-backed debt securities prior to their maturity.
Derivative settlements, net (a)	929	1,544	Represents net derivative settlements received related to the Company's 1:3 basis swaps.
Variable loan interest margin, net of settlements on derivatives	116,055	121,263	
Fixed rate floor income, gross	1,249	2,169	Decrease due to higher interest rates.
Derivative settlements, net (a)	4,288	23,044	Represents net derivative settlements received related to the Company's floor income interest rate swaps. Decrease due to the termination of the floor income interest rate swaps ($2.8 billion notional amount) in March 2023. See above under "Loan Spread Analysis" for further information.
Fixed rate floor income, net of settlements on derivatives	5,537	25,213	
Net loan interest income, including derivative settlements (core loan interest income) (a)	$ 121,592	146,476	

(a) Net loan interest income, including derivative settlements (core loan interest income) is a non-GAAP financial measure. For an explanation of GAAP accounting for derivative settlements and the reasons why the Company reports these non-GAAP measures (and the limitations thereof), see footnote (b) to the table immediately under the caption "Loan Spread Analysis" above. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative instruments, including the net settlement activity recognized by the Company for each type of derivative referred to in the "Additional information" column of this table, for the 2024 and 2023 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" in note 5 and in this table.

Nelnet Bank Operating Segment

Loan Portfolio

As of December 31, 2024, Nelnet Bank had a $644.6 million loan portfolio, consisting of $482.4 million of private education loans and $162.2 million of consumer and other loans. For a summary of the Company's loan portfolio as of December 31, 2024 and 2023, see note 3 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity in the Nelnet Bank operating segment:

	FFELP	Private	Consumer and other	Total
Balance as of December 31, 2022	$ 65,913	353,882	—	419,795
Loan acquisitions and originations	—	53,286	85,967	139,253
Repayments	(8,429)	(46,431)	(13,615)	(68,475)
Loans sold to AGM	(57,484)	(217)	—	(57,701)
Balance as of December 31, 2023	—	360,520	72,352	432,872
Loan acquisitions and originations	—	180,919	210,527	391,446
Repayments	—	(58,994)	(55,639)	(114,633)
Loans sold to AGM	—	—	(65,088)	(65,088)
Balance as of December 31, 2024	$ —	482,445	162,152	644,597

In October 2024, Nelnet Bank purchased a residual trust that included $133 million of private education loans. The trust is consolidated as part of the bank's financial statements. These loans are included in "loan acquisitions and originations" in the table above.

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance, loan status, delinquency amounts, and other key credit quality indicators for each of Nelnet Bank's loan portfolios as of December 31, 2024 and 2023; and the activity in Nelnet Bank's allowance for loan losses and net charge-offs as a percentage of average loans in 2024 and 2023, see note 3 of the notes to consolidated financial statements included in this report.

Deposits

As of December 31, 2024, Nelnet Bank had $1.25 billion of deposits. All of Nelnet Bank's deposits are interest-bearing and primarily consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings plans, Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), commercial and consumer savings, and FDIC sweep deposits. Union Bank, a related party, is the program manager for the Educational 529 College Savings plans and trustee for the STFIT.

As of December 31, 2024, Nelnet Bank's deposits included $68.5 million from Nelnet, Inc. (parent company) and its subsidiaries (intercompany), and thus have been eliminated for consolidated financial reporting purposes. The intercompany deposits include a pledged deposit of $40.0 million from Nelnet, Inc. as required under the Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school.

Average Balance Sheet

The following table reflects the rates earned on interest-earning assets and paid on interest-bearing liabilities.

	Year ended December 31, (a)			
	2024		2023	
	Balance	Rate	Balance	Rate
Average assets				
Federally insured student loans	$ —	— %	$ 59,389	6.43 %
Private education loans	390,195	4.98	356,201	3.82
Consumer and other loans	160,648	11.79	33,829	12.96
Cash and investments	642,102	7.16	563,199	6.40
Total interest-earning assets	1,192,945	7.07 %	1,012,618	5.71 %
Non-interest-earning assets	16,653		9,339	
Total assets	$ 1,209,598		$ 1,021,957	
Average liabilities and equity				
Brokered deposits	$ 234,423	1.80 %	$ 204,410	1.38 %
Intercompany deposits	145,868	4.64	179,740	4.84
Retail and other deposits	666,392	4.85	502,177	4.52
Federal funds purchased and other borrowed money	6,167	10.02	132	6.07
Total interest-bearing liabilities	1,052,850	4.17 %	886,459	3.86 %
Non-interest-bearing liabilities	7,928		5,433	
Equity	148,820		130,065	
Total liabilities and equity	$ 1,209,598		$ 1,021,957	
Net interest margin		3.39 %		2.33 %

(a) Calculated using average daily balances.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2024	**2023**	
Interest income:			
Loan interest	$ 38,381	21,806	Represents interest earned on loans. Increase due to an increase in the balance and mix of loans and interest rates.
Investment interest	45,992	36,053	Represents interest earned on cash and investments. Increase due to an increase of these balances and interest rates.
Total interest income	84,373	57,859	
Interest expense	44,859	34,704	Represents interest expense on deposits. Increase due to an increase in the balance of deposits and interest rates.
Net interest income	39,514	23,155	
Provision for loan losses	26,916	8,475	Increase due to the mix of loans and an increase in the notional amount of loans acquired and originated in 2024 compared with 2023. See note 3 of the notes to consolidated financial statements included in this report for additional information.
Net interest income after provision for loan losses	12,598	14,680	
Other income, net	2,951	1,095	Represents primarily net gains and income from investments.
Derivative settlements, net	917	484	Nelnet Bank's use of derivatives is to hedge its exposure related to variable rate intercompany deposits to minimize volatility from future changes in interest rates. Nelnet Bank has designated its derivative instruments as cash flow hedges; however, because the hedged items are intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. Accordingly, all changes in fair value of such derivatives are recorded through earnings and presented as "derivative market value adjustments, net" in the statements of operations. "Derivative settlements" represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms. For additional information on Nelnet Bank's derivative portfolio, see note 5 of the notes to consolidated financial statements in this report.
Derivative market value adjustments, net	4,702	(1,523)	
Total other income, net	8,570	56	
Salaries and benefits	11,122	9,074	Represents salaries and benefits of Nelnet Bank associates and third-party contract labor. Increase due to the overall growth of Nelnet Bank activities.
Depreciation	1,282	574	
Servicing fees	1,373	509	Represents primarily fees paid to LSS for servicing certain of Nelnet Bank's loans. Intercompany servicing is eliminated for consolidated financial reporting purposes.
Other expenses	6,972	4,994	Represents various expenses such as consulting and professional fees, Nelnet Bank director fees, occupancy, certain technology-related costs, insurance, and marketing. Increase due to the overall growth of Nelnet Bank activities.
Intersegment expenses	2,361	(47)	Includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services. The majority of shared service costs incurred by the Company to support Nelnet Bank were not allocated to Nelnet Bank through the bank's de novo period which ended at the end of 2023. The shared service and support costs incurred by the Company related to Nelnet Bank and not allocated to Nelnet Bank was $7.7 million in 2023.
Total operating expenses	23,110	15,104	
Loss before income taxes	(1,942)	(368)	
Income tax benefit	579	153	
Net loss	$ (1,363)	(215)	
Additional information:			
Net loss	$ (1,363)	(215)	
Derivative market value adjustments, net	(4,702)	1,523	
Tax effect	1,128	(366)	
Net (loss) income, excluding derivative market value adjustments	$ (4,937)	942	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional details about non-GAAP financial information.

NFS Other Operating Segments

The following table summarizes the operating results of other operating segments included in NFS that are not reportable. Income taxes are allocated based on 24% of income (loss) before taxes for each activity.

Summary and Comparison of Operating Results

	WRCM (a)	Nelnet Insurance Services (b)	Real estate investments (c)	Investment securities (d)	Total
Year ended December 31, 2024					
Investment interest	$ 14	5,876	380	48,087	54,357
Interest expense	—	(1,541)	—	(7,296)	(8,837)
Net interest income	14	4,335	380	40,791	45,520
Reinsurance premiums earned	—	62,923	—	—	62,923
Other income, net	5,866	3,060	(2,297)	1,684	8,313
Salaries and benefits	(196)	(591)	(800)	—	(1,587)
Reinsurance losses and underwriting expenses	—	(55,246)	—	—	(55,246)
Other expenses	(279)	(2,894)	(175)	(4)	(3,352)
Intersegment expenses, net	(14)	(255)	(441)	(143)	(853)
Income (loss) before income taxes	5,391	11,332	(3,333)	42,328	55,718
Income tax (expense) benefit	(1,164)	(2,720)	781	(10,158)	(13,261)
Net (income) loss attributable to noncontrolling interests	(539)	—	76	—	(463)
Net income (loss)	$ 3,688	8,612	(2,476)	32,170	41,994
Year ended December 31, 2023					
Investment interest	$ 11	1,563	564	72,719	74,857
Interest expense	—	—	—	(29,747)	(29,747)
Net interest income	11	1,563	564	42,972	45,110
Reinsurance premiums earned	—	20,067	—	—	20,067
Other income, net	6,746	1,787	451	(2,403)	6,581
Salaries and benefits	(216)	(370)	(544)	—	(1,130)
Reinsurance losses and underwriting expenses	—	(16,781)	—	—	(16,781)
Other expenses	(326)	(1,976)	(82)	(7)	(2,391)
Intersegment expenses, net	(12)	(175)	(397)	—	(584)
Income (loss) before income taxes	6,203	4,115	(8)	40,562	50,872
Income tax (expense) benefit	(1,340)	(988)	(10)	(9,735)	(12,073)
Net (income) loss attributable to noncontrolling interests	(620)	—	52	—	(568)
Net income (loss)	$ 4,243	3,127	34	30,827	38,231

(a) The Company provides investment advisory services through Whitetail Rock Capital Management, LLC (WRCM), the Company's SEC-registered investment advisor subsidiary, under various arrangements. WRCM earns annual fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. As of December 31, 2024, the outstanding balance of asset-backed securities under management subject to these arrangements was $2.4 billion, of which the majority of such securities were FFELP student loan asset-backed securities. In addition, WRCM earns annual management fees of five basis points for Nelnet stock under management (primarily shares of Nelnet Class B common stock held in various trust estates). During 2024 and 2023, WRCM earned $5.6 million and $6.2 million, respectively, in management fees. During 2024 and 2023, WRCM earned $0.3 million and $0.6 million in performance fees, respectively. Fees earned by WRCM are included in "other income, net" in the table above.

(b) Represents the operating results of the Company's reinsurance treaties on property and casualty policies and the Company's Nebraska chartered life and health company, which is in run-off mode and reinsures a decreasing term life insurance product distributed to FACTS. The timing and magnitude of catastrophic losses can produce significant volatility in the Company's periodic underwriting results. The Company's reinsurance treaties include loss limits, which the Company believes reduces the magnitude of a potential catastrophic loss. There were no material catastrophic events in 2024. The Company has exposure to the January 2025 California wildfires; however, the impact is not expected to be material.

(c) Represents the operating results of the Company's real estate investments and the administrative costs to manage this portfolio. During 2024 and 2023, the Company recognized net losses of $2.3 million and net gains of $0.4 million, respectively, from its real estate investments, which are included in "other income, net" in the table above. The net results recognized relates primarily to the

Company's proportionate share of certain real estate investments accounted for under the equity method. The net loss for 2024 was partially offset by a $2.9 million gain from the sale of a real estate investment.

(d) Represents interest income earned on investment debt securities (primarily student loan and other asset-backed securities, including Nelnet-owned asset-backed securities which it has repurchased and are eliminated in consolidation), interest income on certain notes receivable, unrealized gains/losses on marketable equity securities, realized gains/losses on marketable equity securities and investment debt securities, and other costs to manage these investments. Also includes interest expense incurred on debt used to finance such investments. As of December 31, 2024, this debt had been repaid in full. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate and Market Risk - Investments," which provides additional detail on NFS's investment debt securities.

CORPORATE AND OTHER ACTIVITIES – RESULTS OF OPERATIONS

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate.") The following table summarizes the operating results of these activities.

Income taxes are allocated based on 24% of income (loss) before taxes for each activity. The difference between the Corporate income tax expense and the sum of taxes calculated for each activity is included in income taxes in "other" in the table below.

Summary and Comparison of Operating Results

	Shared services (a)	Solar tax equity investments (b)	Nelnet Renewable Energy (c)	ALLO investment (d)	Venture capital investments (e)	Other	Total
Year ended December 31, 2024							
Investment interest	$ —	2	32	—	—	11,739	11,773
Interest expense	—	—	(833)	—	—	(954)	(1,787)
Net interest income (expense)	—	2	(801)	—	—	10,785	9,986
Solar construction revenue	—	—	56,569	—	—	—	56,569
Other income, net	3,102	285	246	6,593	8,503	12,884	31,613
Cost to provide solar construction services	—	—	(77,673)	—	—	—	(77,673)
Salaries and benefits	(80,572)	(1,552)	(6,791)	—	(849)	(6,384)	(96,148)
Depreciation and amortization	(25,299)	—	(1,130)	—	(29)	(370)	(26,828)
Other expenses	(45,417)	(964)	(2,735)	1,498	(79)	(5,884)	(53,581)
Intersegment expenses, net	101,992	50	(1,792)	(4)	(97)	(550)	99,599
Impairment expense	—	—	(1,865)	—	(537)	—	(2,402)
(Loss) income before income taxes	(46,194)	(2,179)	(35,972)	8,087	6,912	10,481	(58,865)
Income tax benefit (expense)	11,087	(1,123)	8,236	(1,941)	(1,659)	1,514	16,114
Net loss attributable to noncontrolling interests	—	6,857	1,655	—	—	—	8,512
Net (loss) income	$ (35,107)	3,555	(26,081)	6,146	5,253	11,995	(34,239)
Year ended December 31, 2023							
Investment interest	$ —	—	87	—	—	12,054	12,141
Interest expense	—	—	(933)	—	—	(645)	(1,578)
Net interest income (expense)	—	—	(846)	—	—	11,409	10,563
Solar construction revenue	—	—	31,669	—	—	—	31,669
Other income, net	2,754	(50,724)	159	(55,763)	(2,878)	10,593	(95,859)
Cost to provide solar construction services	—	—	(48,576)	—	—	—	(48,576)
Salaries and benefits	(90,558)	(3,658)	(4,439)	(30)	(783)	(6,063)	(105,531)
Depreciation and amortization	(38,301)	—	(9,252)	—	—	(416)	(47,969)
Other expenses	(44,012)	(1,475)	(3,064)	(2,177)	(229)	(5,350)	(56,307)
Intersegment expenses, net	111,572	(5,125)	239	(2)	(58)	1,462	108,088
Impairment expense	(4,678)	—	(20,581)	—	(2,060)	—	(27,319)
(Loss) income before income taxes	(63,223)	(60,982)	(54,691)	(57,972)	(6,008)	11,635	(231,241)
Income tax benefit (expense)	15,173	7,125	10,807	13,913	1,442	3,969	52,429
Net loss attributable to noncontrolling interests	—	31,293	9,662	—	—	—	40,955
Net (loss) income	$ (48,050)	(22,564)	(34,222)	(44,059)	(4,566)	15,604	(137,857)

(a) Includes corporate activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. The amount allocated to operating segments is reflected as "intersegment expenses, net" in the table above. Also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

(b) Includes solar tax equity investments made by the Company and administrative and management services provided by the Company on tax equity investments made by third parties. As of December 31, 2024, the Company has invested a total of $314.8 million and its third-party investors have invested $271.4 million in tax equity investments that remain outstanding in renewable energy solar partnerships that support the development and operations of solar projects throughout the country. Due to the management and control of each of these investment partnerships, such partnerships that invest in tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests.

Included in tax equity investments in the table above is the Company's share of income or loss from solar investments accounted for under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. The Company recognized net losses on its solar tax equity investments of $6.5 million and $59.6 million during 2024 and 2023, respectively. The net losses in 2024 were partially offset by recognizing gains of $15.3 million related to investments that were sold during 2024. These income statement amounts, which include amounts attributable to third-party noncontrolling interest investors, are included in "other income, net" in the table above. The amount of net losses attributable to third-party noncontrolling interest investors was $4.6 million and $37.9 million during 2024 and 2023, respectively, and are reflected in "net loss attributable to noncontrolling interests" in the table above.

The Company syndicates solar tax equity investments to third parties and earns management and performance fees. Management fee income recognized by the Company was $3.6 million and $1.8 million during 2024 and 2023, respectively, which is included in "other income, net" in the table above. During 2024, the Company also recognized solar consulting revenue of $6.1 million.

(c) Nelnet Renewable Energy (NRE) is the Company's solar construction business that provides full-service engineering, procurement, and construction services to residential homes and commercial entities. The Company entered this business from its acquisition of 80% of GRNE Solar in June 2022. Since the acquisition of GRNE Solar, it has incurred low and, in some cases, negative margins on certain projects. In addition, higher interest rates reduced residential demand and made community solar projects more costly. On April 12, 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and discontinued its residential solar operations. As a result, residential revenue will continue to decline from recent historical amounts as existing customer contracts are completed. Residential solar construction revenue was $3.3 million and $10.7 million during 2024 and 2023, respectively. During 2023 and 2024, NRE recognized impairment charges on goodwill, intangible assets, and other assets of $20.6 million and $1.9 million, respectively. See note 11 of the notes to consolidated financial statements included in this report for additional information on such impairment charges.

The Company has a handful of remaining legacy construction contracts to complete, down from over 30 at the beginning of 2024. As new projects are completed and the legacy contracts are now substantially complete, the Company believes operating results will improve from prior historical periods.

On June 30, 2024, the Company acquired the remaining 20% of the ownership interest of GRNE Solar for $0.3 million.

(d) Represents primarily the Company's share of loss on its voting membership interests and income on its preferred membership interests in ALLO.

The Company accounts for its approximately 45% voting membership interests in ALLO under the HLBV method of accounting. Under the HLBV method of accounting on its ALLO voting membership interests investment, the Company recognized losses of $10.7 million and $65.3 million in 2024 and 2023, respectively. These amounts are reflected in "other income, net" in the table above. Absent additional equity contributions with respect to ALLO's voting membership interests, the Company will not recognize additional losses for its voting membership interests in ALLO.

As of December 31, 2024, the outstanding preferred membership interests of ALLO held by the Company was $225.6 million. Accrued and unpaid preferred return capitalizes to preferred membership interests annually on each December 31. The Company historically earned a preferred annual return of 6.25% that increased to 10.00% on April 1, 2024 for $155.0 million of preferred membership interests of ALLO held by the Company. On December 31, 2024, $14.1 million of accrued preferred return was capitalized to preferred membership interests. The preferred annual return on the updated balance of $169.1 million preferred membership interests increased to 13.5% on January 1, 2025. During 2024, the Company purchased an additional $53.1 million of preferred membership interests of ALLO, which earn a preferred annual return of 20.0%. Including the accrued preferred return of $3.4 million that was capitalized on December 31, 2024, the updated balance of preferred membership interests that earns at 20.0% was $56.5 million as of December 31, 2024. The Company recognized income on its ALLO preferred membership interests of $17.5 million and $9.1 million during December 31, 2024 and 2023, respectively. These amounts are reflected in "other income, net" in the table above.

As part of the ALLO recapitalization transaction completed in 2020, the Company and SDC (a third-party global digital infrastructure investor and member of ALLO) entered into an agreement in which the Company has a contingent obligation to pay SDC an amount up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds, and realizes from such disposition certain targeted return levels. The Company adjusts the balance of this contingent liability each reporting period. For the year ended December 31, 2024, the Company reduced the obligation resulting in an expense reduction of $1.5 million, and for the year ended December 31, 2023, recognized expense of $2.2 million, which is included in "other expenses" in the table above.

(e) Represents the operating results of the Company's venture capital investments, including Hudl which the Company accounts for using the measurement alternative method, and the administrative costs to manage this portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's Loan Servicing and Systems, and Education Technology Services and Payments operating segments are non-capital intensive and both produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to these segments and any liquidity or capital needs are satisfied using cash flow from operations.

Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Nelnet Financial Services division, which includes the Asset Generation and Management and Nelnet Bank reportable operating segments, and the Company's other initiatives to pursue additional strategic investments.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time to time repurchase certain amounts of its outstanding secured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, repurchase agreements, and unsecured debt offerings to fund corporate activities; business acquisitions; solar, real estate, and other investments; repurchases of common stock; and repurchases of its own debt.

Sources of Liquidity

As of December 31, 2024, the Company's sources of liquidity included:

Cash and cash equivalents	$	194,518
Less: Cash and cash equivalents held at Nelnet Bank (a)		(48,166)
Net cash and cash equivalents		146,352
Available-for-sale (AFS) debt securities (investments) - at fair value		1,085,826
Less: AFS debt securities held at Nelnet Bank - at fair value (a)		(536,323)
AFS private education and consumer loan debt securities - held as risk retention - at fair value (b)		(227,726)
Restricted investments		(101,987)
Unencumbered AFS debt securities (investments) - at fair value		219,790
Unencumbered private, consumer, and other loans (Non-Nelnet Bank) - at par		253,484
Unencumbered repurchased Nelnet issued asset-backed debt securities - at par (not included on consolidated financial statements) (c)		97,482
Unused capacity on unsecured line of credit (d)		495,000
Sources of liquidity as of December 31, 2024	$	1,212,108

(a) Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank.

(b) The Company is sponsor for certain private education and consumer loan securitizations and as sponsor, is required to provide a certain level of risk retention. To satisfy this requirement, the Company has purchased bonds issued in the securitizations. The majority of the purchased bonds reflected in the table above relate to private education loan securitizations. For these securitizations, the Company is required to retain these bonds until the latest of (i) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (ii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell these bonds to a third party.

(c) The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties, redeem the notes at par as cash is generated by the trust estate, or pledge the securities as collateral on repurchase agreements. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale.

(d)   The Company has a $495.0 million unsecured line of credit that matures on September 22, 2026. As of December 31, 2024, there was no amount outstanding on the unsecured line of credit and $495.0 million was available for future use.

The Company intends to use its liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or investment interests therein); strategic acquisitions and investments; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

Cash Flows

The Company has historically generated positive cash flow from operations. During the years ended December 31, 2024 and 2023, the Company generated $662.9 million and $432.0 million, respectively, in cash from operating activities. The increase in 2024 compared with 2023 was due to:

- An increase in net income;
- Proceeds received from the Company's clearinghouse for margin payments on derivatives in 2024 compared with payments in 2023;
- Adjustments to net income for the impact of non-cash changes to deferred taxes, provision for loan losses, and impairment expense and provision for beneficial interests; and
- The impact of changes to loan and investment accrued interest receivable, accounts receivable, and other assets in 2024 compared with 2023.

These factors were partially offset by:

- Adjustments to net income for the impact of depreciation and amortization, loan discount and deferred lender fees accretion, derivative market value adjustments, loss on sale of loans, and gain on investments;
- Proceeds from termination of derivative instruments in 2023 compared with none in 2024; and
- The impact of changes to accrued interest payable and other liabilities in 2024 compared with 2023.

The primary items included in the statement of cash flows for investing activities are the purchase, origination, repayment, and sale of loans, the purchase and sale of available-for-sale securities, and the purchase of other investments (primarily solar investments). The primary items included in financing activities are the proceeds from the issuance of and payments on bonds and notes payable, the change in deposits at Nelnet Bank used to fund loans and investment activity at Nelnet Bank, and repurchases of common stock. Cash provided by investing activities and used in financing activities for the year ended December 31, 2024 was $2.41 billion and $3.17 billion, respectively. Cash provided by investing activities and used in financing activities for the year ended December 31, 2023 was $1.94 billion and $2.70 billion, respectively. Investing and financing activities are further addressed in the discussion that follows.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Loan Assets and Related Collateral - AGM Operating Segment

The following table shows AGM's debt obligations outstanding that are secured by loan assets and related collateral.

	As of December 31, 2024	
	Carrying amount	Final maturity
Bonds and notes issued in asset-backed securitizations	$ 7,411,966	8/26/30 - 9/25/69
FFELP and consumer loan warehouse facilities	943,165	1/31/26 - 11/13/27
	$ 8,355,131	

Bonds and Notes Issued in Asset-backed Securitizations

The majority of AGM's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. Cash generated from student loans funded in asset-backed securitizations provides the sources of liquidity to satisfy all obligations related to the outstanding bonds and notes issued in such securitizations. In addition, due to (i) the difference between the yield AGM receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees AGM earns from these transactions, AGM has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2024, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, AGM expects future undiscounted cash flows from its portfolio to be approximately $1.07 billion as detailed below. The actual timing of cash flows released from the securitizations could be impacted based on when and if the Company terminates a securitization by exercising clean-up calls on the underlying securities when the assets in such securitization get to a certain threshold.

The forecasted cash flow presented below includes loans funded in asset-backed securitizations as of December 31, 2024, the majority of which are federally insured student loans. As of December 31, 2024, AGM had $7.7 billion of loans included in asset-backed securitizations, which represented 86.0% of its total loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive in relation to loans funded in its warehouse facilities, unencumbered private education, consumer, and other loans funded with operating cash, its ownership of beneficial interest in loan securitizations (such beneficial interest investments are classified as "other investments and notes receivable, net" on the Company's consolidated balance sheets), loans acquired subsequent to December 31, 2024, and loans owned by Nelnet Bank.

Asset-backed Securitization Cash Flow Forecast
$1.07 billion
(dollars in millions)



The forecasted future undiscounted cash flows of approximately $1.07 billion include approximately $0.73 billion (as of December 31, 2024) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are included in the consolidated balance sheets in the balances of "loans and accrued interest receivable, net" and "restricted cash." The difference between the total estimated future undiscounted cash flows and the overcollateralization of approximately $0.34 billion, or approximately $0.26 billion after income taxes based on the estimated effective tax rate, represents estimated future net interest income (earnings) from the portfolio and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2024 balance.

The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

Prepayments: The primary variable in establishing a life of loan estimate is the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity, borrower default rates, and utilization of debt management options such as income-based repayment, deferments, and forbearance. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates of 6% for both federally insured consolidation and Stafford loans. Prepayment rates for private education loans range from 11% to 20%.

Beginning in late 2021, the Company experienced accelerated run-off (prepayments) of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans to qualify for loan forgiveness under various initiatives and programs offered by the federal government and the Department. See Item 1A, "Risk Factors - Loan Portfolio - Prepayment risk" for additional information related to risks associated with loan prepayments.

While more unlikely now due to the change in presidential administration, prepayments could increase if the federal government and the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs. However, the Company has observed a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Loan Program since August 2024 that has resulted in prepayment rates on the Company's FFELP portfolio being more consistent with longer-term historical rates.

The following table summarizes the estimated impact to the above forecasted cash flows if prepayments were greater than the prepayment rate assumptions used to calculate the forecasted cash flows.

Increase in prepayment rate	Reduction in forecasted cash flow from table above	Forecasted cash flow using increased prepayment rate
2x	$0.07 billion	$1.00 billion
4x	$0.22 billion	$0.85 billion

If the entire AGM student loan portfolio prepaid, the Company would receive the full amount of overcollateralization included in the asset-backed securitizations of approximately $0.73 billion (as of December 31, 2024); however, the Company would not receive the $0.34 billion ($0.26 billion after tax) of estimated future earnings from the portfolio.

Interest rates: The Company funds a portion of its student loans with floating rate securities that are indexed to 90-day SOFR. Meanwhile, the interest earned on the Company's student loan assets is indexed primarily to the 30-day average SOFR in effect for each day in a calendar quarter. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes, for the life of the portfolio, a relationship between the various SOFR indices that is implied by the current forward SOFR curves. If the forecast is computed assuming a spread of an additional 12 basis points between Term SOFR and 30-day average SOFR for the life of the portfolio, the cash flow forecast would be reduced by approximately $5 million to $15 million.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk — AGM Operating Segment" for additional information about various interest rate risks which may impact future cash flows from AGM's loan assets.

Warehouse Facilities

Warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements. See note 4 of the notes to consolidated financial statements included in this report for a discussion of the Company's warehouse facilities outstanding as of December 31, 2024. The Company has been reducing its warehouse capacity based on its estimated future loan purchases and to save on unused facility costs.

Upon termination or expiration of the warehouse facilities, the Company would expect to access the securitization market, obtain replacement warehouse facilities, use operating cash, consider the sale of assets, or transfer collateral to satisfy any remaining obligations.

Asset-backed Securities Transactions

The Company, through its subsidiaries, has historically funded loans by completing asset-backed securitizations. Depending on market conditions, the Company anticipates continuing to access the asset-backed securitization market. Such asset-backed securitization transactions would be used to refinance loans included in its warehouse facilities and existing asset-backed securitizations and/or finance loans purchased from third parties and loans that are currently unencumbered.

There were no asset-backed securitization transactions completed during the year ended December 31, 2024.

Other Uses of Liquidity

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans but continues to acquire FFELP loan portfolios from third parties and believes additional loan purchase opportunities exist, including opportunities to purchase private education, consumer, and other loans (or investment interests therein).

The Company plans to fund additional loan acquisitions and related investments using current cash; cash provided by operating activities; proceeds from the sale of certain investments; its unsecured line of credit, its Union Bank student loan participation agreement, and its Union Bank student loan asset-backed securities participation agreement (each as described below), and/or establishing similar secured and unsecured borrowing facilities; using its existing warehouse facilities (as described above); increasing the capacity under existing and/or establishing new warehouse facilities; and continuing to access the asset-backed securities market.

Union Bank Participation Agreements

The Company maintains an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. As of December 31, 2024, $687.1 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900.0 million or an amount in excess of $900.0 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

The Company also has an agreement with Union Bank under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (bond investments). The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate FFELP loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties. The Company maintains legal ownership of the FFELP loan asset-backed securities and, in its discretion, approves and accomplishes any sale, assignment, transfer, encumbrance, or other disposition of the securities. As such, the FFELP loan asset-backed securities subject to this agreement are included on the Company's consolidated balance sheets as "investments at fair value" and the participation interests outstanding have been accounted for by the Company as a secured borrowing. As of December 31, 2024, $0.1 million (par value) of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement.

Liquidity Impact Related to Beneficial Interest in Loan Securitizations

The Company has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. These residual interests were acquired by the Company or have been received by the Company as consideration from selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2024, the Company's ownership correlates to approximately $1.97 billion of loans included in these securitizations. Investment interest income earned by the Company from the beneficial interest in loan securitizations is included in "investment interest" on the Company's consolidated statements of income and is not a component of the Company's loan interest income.

As of December 31, 2024, the investment balance on the Company's consolidated balance sheet of its beneficial interest in loan securitizations was $213.8 million. For a summary of this investment balance, see note 6 of the notes to consolidated financial statements included in this report.

The Company's partial ownership percentage in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. As of December 31, 2024, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its partial ownership in these securitizations to be approximately $323.4 million. The vast majority of these cash flows are expected to be received over the next 5 years.

The difference between the total estimated future undiscounted cash flows from these residual interests ($323.4 million) and the investment carrying value ($213.8 million) of $109.6 million, or $83.3 million after income taxes based on the estimated effective tax rate, represents estimated future investment interest income (earnings) from these investments and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2024 balance.

The undiscounted future cash flows from the consumer and private education loan securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, the forecasted cash flows and estimated future investment interest income (earnings) from these securitizations would be adversely impacted. For example, the Company established an allowance of $39.5 million in 2024 related to certain of the Company's beneficial interest securitization investments. The Company's change in estimate of future cash flows from the beneficial interest in certain loan securitizations was lower than previously anticipated due to actual and estimated loan defaults within such securitizations.

Sources and Needs of Liquidity - Nelnet Bank

Sources of Liquidity

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100 million and the Company made a pledged deposit of $40.0 million with Nelnet Bank, as required under an agreement with the FDIC as discussed below. The Company has contributed an additional $72 million to Nelnet Bank since its inception. Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods.

The growth of Nelnet Bank is primarily driven by its ability to achieve loan growth goals while sustaining credit quality and maintaining cost-efficient funding sources to support its loan growth.

Deposits

Nelnet Bank utilizes brokered, retail, and other deposits to meet its funding needs and enhance its liquidity position. The deposits can be term or liquid deposits. The term deposits have terms from three months to ten years. Retail, commercial, and institutional deposits are sourced through a direct banking platform and a deposit marketplace and provide diversified funding sources. Brokered deposits are sourced through a network of brokers and provide a stable source of funding. In addition, Nelnet Bank accepts certain deposits considered non-brokered that are held in large accounts structured to allow FDIC insurance to flow through to underlying individual depositors. The deposits are diversified with deposits from Educational 529 College Savings and Health Savings plans, STFIT, and FDIC sweep deposits.

Regulatory Capital

Prior to Nelnet Bank's launch of operations, Nelnet Bank, Nelnet, Inc. (the parent), and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Under the regulatory framework for prompt corrective action, Nelnet Bank is subject to various regulatory capital requirements administered by the FDIC and the UDFI and must meet specific capital standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on Nelnet Bank's business, results of operations, or financial condition. On January 1, 2020, the Community Bank Leverage Ratio (CBLR) framework, as issued jointly by the Office of the Comptroller of the Currency, the Federal Reserve Board, and the FDIC, became effective. Any banking organization with total consolidated assets of less than $10 billion, limited amounts of certain types of assets and off-balance sheet exposures, and a community bank leverage ratio greater than 9% may opt into the CBLR framework quarterly. The CBLR framework allows banks to satisfy capital standards and be considered "well capitalized" under the prompt corrective action framework if their leverage ratio is greater than 9%, unless the banking organization's federal banking agency determines that the banking organization's risk profile warrants a more stringent leverage ratio. The FDIC has ordered Nelnet Bank to maintain at least a 12% leverage ratio. Nelnet Bank has opted into the CBLR framework for the quarter ended December 31, 2024 with a leverage ratio of 12.4%. Nelnet Bank intends to maintain at all times regulatory capital levels that meet both the minimum level necessary to be considered "well capitalized" under the FDIC's prompt corrective action framework and the minimum level required by the FDIC.

Liquidity Impact Related to Solar Tax Equity Investments

The Company makes solar tax equity investments in renewable energy solar partnerships that support the development and operations of solar projects throughout the county. As of December 31, 2024, the Company has funded a total of $314.8 million in tax equity investments which remain outstanding for itself and $271.4 million on behalf of its syndication partners, for a funded total of $586.2 million. These investments provide a federal income tax credit under the Internal Revenue Code, currently equaling 30% to 70% of the eligible project cost, with the tax credit available when the project is placed in service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the investments to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years after the project is placed in service. After that period, the contractual agreements typically provide for the Company's entire interest in the projects to be sold at the fair market value of the discounted forecasted future cash flows allocable to the Company. Based on the timing of when the Company funds a project and decreases its tax estimate to the U.S. Treasury due to earning of the tax credit, the net amount of capital funded to solar tax equity investments at any point in time is not significant and has a minimal impact on the Company's liquidity. As of December 31, 2024, the Company is committed to fund an additional $55.6 million directly in solar tax equity investments and $36.4 million will be funded by its syndication partners, for a total commitment of $92.0 million.

Liquidity Impact Related to ALLO

Upon the deconsolidation of ALLO on December 21, 2020, the Company recorded its 45% voting membership interests in ALLO at fair value, and accounts for such investment under the HLBV method of accounting. In addition, the Company recorded its remaining non-voting preferred membership units of ALLO at fair value, and accounts for such investment as a separate equity investment. As of December 31, 2024, the outstanding preferred membership interests of ALLO held by the Company were $225.6 million. The accrued preferred return capitalizes to preferred membership interests annually on each December 31. On January 1, 2025, the preferred annual return on $169.1 million of preferred membership interests of ALLO increased to 13.50%, commencing July 1, 2025, the return will increase to 15.00%, commencing January 1, 2026, the preferred return will increase to 17.50%, and beginning on January 1, 2027 and on each January 1 of each calendar year thereafter, the annual return will increase by an additional 2.50%. During 2024, the Company purchased an additional $53.1 million of preferred membership interests in ALLO, which earn a preferred annual return of 20.00%. Including the accrued preferred return of $3.4 million that was capitalized on December 31, 2024, the updated balance of preferred membership interests that earns at 20.00% was $56.5 million as of December 31, 2024.

If ALLO needs additional capital to support its growth in existing or new markets, the Company has the option to contribute additional capital to maintain its voting equity interest and/or may purchase additional preferred membership interests that include a preferred return. In addition to equity contributions, ALLO has issued debt to fund its growth. As of December 31, 2024, ALLO has $1.14 billion (par value) of debt outstanding. Nelnet continues to work with ALLO and SDC, a third-party global digital infrastructure investor that holds a significant investment in ALLO, to explore various funding and capital options to support ALLO's growth.

As part of the ALLO recapitalization transaction in December 2020, the Company and SDC entered into an agreement in which the Company has a contingent obligation to pay SDC an amount up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds, and realizes from such disposition certain targeted return levels. As of December 31, 2024, the estimated fair value of the contingent payment is $8.3 million.

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity.

All Non-Nelnet Bank over-the-counter derivative contracts executed by the Company are cleared post-execution at a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default. Nelnet Bank derivative contracts have protection against counterparty risk provided by International Swaps and Derivatives Association, Inc. agreements. The agreements require collateral to be exchanged based on the net fair value of derivatives with each counterparty. The Company's exposure related to the Nelnet Bank derivatives is limited to the value of the derivative contracts in a gain position, less any collateral held by us.

Based on the derivative portfolio outstanding as of December 31, 2024, the Company does not anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to make variation margin payments to its third-party clearinghouse and/or payments to its counterparties for its non-centrally cleared derivatives. However, if interest rates move materially and negatively impact the fair value of the Company's derivative portfolio or if the Company enters into additional derivatives for which the fair value becomes negative, the Company could be required to make variation margin payments to its third-party clearinghouse and/or collateral payments to it non-centrally cleared counterparties. The variation margin and collateral payments, if significant, could negatively impact the Company's liquidity and capital resources. In addition, clearing rules require the Company to post amounts of liquid collateral when executing new derivative instruments, which could prevent or limit the Company from utilizing additional derivative instruments to manage interest rate sensitivity and risks. See note 5 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative portfolio.

Unsecured Line of Credit

As discussed above, the Company has a $495.0 million unsecured line of credit with a maturity date of September 22, 2026. As of December 31, 2024, the unsecured line of credit had no amount outstanding and $495.0 million was available for future use. Upon the maturity date of this facility, there can be no assurance that the Company will be able to maintain this line of credit, increase or maintain the amount outstanding under the line, or find alternative funding if necessary.

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025. As of December 31, 2024, 3,341,735 shares remained authorized for repurchase under the Company's stock repurchase program. Shares may be repurchased from time to time on the open market, in private transactions (including with related parties), or otherwise, depending on various factors, including share prices and other potential uses of liquidity.

Shares repurchased by the Company during 2024 and 2023 are shown below, and include shares repurchased under the Company's stock repurchase program and shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Certain of these repurchases were made pursuant to trading plans adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2024	894,108	$ 83,290	$ 93.15
Year ended December 31, 2023	336,943	28,028	83.18

(a)   The average price of shares repurchased includes excise taxes.

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 283,112 shares of the Company's Class A common stock from certain family members of Mr. Dunlap. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of November 10, 2023, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

Dividends

Dividends of $0.28 per share on the Company's Class A and Class B common stock were paid on March 15, 2024, June 14, 2024, September 13, 2024, and December 16, 2024.

The Company's Board of Directors declared a first quarter 2025 cash dividend on the Company's Class A and Class B common stock of $0.28 per share. The dividend will be paid on March 14, 2025, to shareholders of record at the close of business on February 28, 2025.

The Company plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to consolidated financial statements included in this report includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" - that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the allowance for loan losses as a critical accounting estimate.

Allowance for Loan Losses

The allowance for loan losses represents the Company's estimate of the expected lifetime credit losses inherent in loan receivables as of the balance sheet date. The adequacy of the allowance for loan losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Such assumptions are discussed below, and such uncertainty is due in part to the fact that the weighted average maturity of the Company's loan portfolio is approximately 12 years, and actual credit losses will be affected by, among other things, future economic conditions and future personal financial situations for borrowers, over that extended time frame. Changes in the Company's assumptions affect "provision for loan losses" on the Company's consolidated statements of income and the "allowance for loan losses" contained within "loans and accrued interest receivable, net" on the Company's consolidated balance sheets. For additional information regarding the Company's allowance for loan losses, see notes 2 and 3 of the notes to consolidated financial statements included in this report.

The Company estimates the allowance for loan losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. The models vary by portfolio type including FFELP, private education, and consumer and other loans. If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company's allowance for loan losses is based on various assumptions including: probability of default; loss given default; exposure at default; net loss rates for its consumer portfolio; contractual terms, including prepayments; forecast period; reversion method; reversion period; and macroeconomic factors, including unemployment rates, gross domestic product, and the consumer price index.

The allowance for loan losses is made at a specific point in time and based on relevant information as discussed above. The allowance for loan losses is maintained at a level management believes is appropriate to provide for expected lifetime credit losses inherent in loan receivables as of the balance sheet date. This evaluation is inherently subjective because it requires numerous estimates made by management. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in estimates could significantly affect the Company's recorded balance for the allowance for loan losses. For additional information regarding changes in the Company's allowance for loan losses for the years ended December 31, 2024, 2023, and 2022, see the caption "Activity in the Allowance for Loan Losses" in note 3 of the notes to consolidated financial statements included in this report.

The Company considers a range of economic scenarios in its determination of the allowance for loan losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Under the range of economic scenarios considered, the allowance for loan losses would have been lower by $13 million (11%) or higher by $10 million (9%). This range reflects the sensitivity of the allowance for loan losses specifically related to the scenarios and weights considered as of December 31, 2024, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.

Because several quantitative and qualitative factors are considered in determining the allowance for loan losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for loan losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company's modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in loss rates. Given current processes employed by the Company, management believes the loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued accounting guidance to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance will be effective for the Company for the year ending December 31, 2025 annual financial statements, with early adoption permitted. The guidance will be applied on a prospective basis. The Company intends to adopt the standard when it becomes effective for the year ending December 31, 2025. Management is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

In November 2024, the FASB issued accounting guidance to increase disclosure requirements primarily through enhanced disclosures about types of expenses (including employee compensation, depreciation, and amortization) in commonly presented expense captions. This guidance will be effective for the Company for fiscal years beginning after December 15, 2026. The guidance is required to be applied prospectively with the option for retrospective application. Management is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

There are no other recently issued, but not yet adopted, accounting pronouncements which are expected to have a material impact on the Company's consolidated financial statements and related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

The Company's consolidated balance sheets include assets and liabilities whose fair values are subject to market risks, primarily interest rate risk. The following sections address the interest rate risk associated with our relevant business activities.

Interest Rate Risk - AGM Operating Segment

AGM's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact AGM due to shifts in market interest rates.

The following table sets forth AGM's loan assets and debt instruments by rate characteristics:

	As of December 31, 2024		As of December 31, 2023	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 814,843	9.1 %	$ 510,666	4.2 %
Variable-rate loan assets	8,141,025	90.9	11,538,796	95.8
Total	$ 8,955,868	100.0 %	$ 12,049,462	100.0 %
Fixed-rate debt instruments	$ 399,994	4.8 %	$ 561,557	4.8 %
Variable-rate debt instruments	7,958,357	95.2	11,142,596	95.2
Total	$ 8,358,351	100.0 %	$ 11,704,153	100.0 %

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the special allowance payment (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its FFELP student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, the Company's FFELP student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for those loans to the Department.

Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and has an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

No variable rate floor income was earned by the Company in 2024 or 2023.

A summary of fixed rate floor income earned by the AGM operating segment follows.

	Year ended December 31,	
	2024	2023
Fixed rate floor income, gross	$ 1,249	2,169
Derivative settlements (a)	4,288	23,044
Fixed rate floor income, net	$ 5,537	25,213

    (a)   Derivative settlements consist of settlements received related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased in 2024 compared with 2023 due to higher interest rates in 2024 compared with 2023.

The Company had a significant portfolio of derivative instruments in which the Company paid a fixed rate and received a floating rate to economically hedge loans earning fixed rate floor income. During the first quarter of 2023, to minimize the Company's exposure to market volatility and increase liquidity, the Company terminated its derivative portfolio hedging loans earning fixed rate floor income ($2.8 billion in notional amount of derivatives). Through March 15, 2023, the Company had received cash or had a receivable from its clearinghouse related to variation margin equal to the fair value of the $2.8 billion notional amount of fixed rate floor derivatives as of March 15, 2023 of $183.2 million, which included $19.1 million related to 2023 settlements. Subsequent to terminating these derivatives, during the second and fourth quarters of 2023, the Company entered into a total of $400.0 million notional amount of derivatives to hedge loans earning fixed rate floor income and other loans and investments in which the Company receives a fixed rate. For further details of the Company's derivatives used to hedge fixed rate loans and investments, see note 5 of the notes to consolidated financial statements included in this report.

The decrease in net derivative settlements received by the Company during 2024 compared with 2023, was due to a decrease in the notional amount of derivatives outstanding and less favorable terms on the $400.0 million of notional derivatives entered into in 2023 compared with the $2.8 billion notional derivatives that were terminated due to an increase in interest rates from when the terminated derivatives were initially executed.

The following table shows AGM's federally insured student loan assets that were earning fixed rate floor income as of December 31, 2024:

Fixed interest rate range	Borrower/lender weighted average yield	Estimated variable conversion rate (a)	Loan balance
7.0 - 7.49%	7.38%	4.74%	$ 612
7.5 - 7.99%	7.79%	5.15%	63,377
8.0 - 8.99%	8.18%	5.54%	213,173
> 9.0%	9.06%	6.42%	90,280
			$ 367,442

    (a)   The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2024, the weighted average estimated variable conversion rate was 5.69% and the short-term interest rate was 499 basis points.

AGM is also exposed to interest rate risk in the form of repricing risk and basis risk because the interest rate characteristics of AGM's assets do not match the interest rate characteristics of the funding for those assets. The following table presents AGM's FFELP student loan assets and related funding for those assets arranged by underlying indices as of December 31, 2024.

Index	Frequency of variable resets	Assets	Funding of student loan assets
30-day average SOFR (a)	Daily	$ 7,850,229	—
3-month H15 financial commercial paper	Daily	271,536	—
3-month Treasury bill	Daily	266,799	—
30-day average SOFR / 1-month CME Term SOFR	Monthly	—	4,964,666
90-day average SOFR / 3-month CME Term SOFR (a)	Quarterly	—	1,959,158
Asset-backed commercial paper / SOFR (b)	Varies	—	853,165
Fixed rate	—	—	346,359
Auction-rate (c)	Varies	—	36,395
Other (d)	—	794,450	1,023,271
		$ 9,183,014	9,183,014

(a) The Company has certain basis swaps outstanding in which the Company receives and pays the term adjusted SOFR plus the tenor spread adjustment to LIBOR (the "1:3 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes the 1:3 Basis Swaps outstanding as of December 31, 2024.

Maturity	Notional amount (i)
2026	$ 1,150,000
2027	250,000
	$ 1,400,000

(i) The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2024 was the term adjusted SOFR (plus the tenor spread adjustment relating to LIBOR) plus 10.4 basis points.

(b) The interest rate on the Company's FFELP warehouse facilities is indexed to asset-backed commercial paper rates and daily SOFR.

(c) As of December 31, 2024, the Company was sponsor for $36.4 million of outstanding asset-backed securities that were set and provide for interest rates to be periodically reset via a "dutch auction" (the "Auction Rate Securities"). Since the auction feature has essentially been inoperable for substantially all auction rate securities since 2008, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to SOFR or Treasury Securities, or the Net Loan Rate as defined in the financing documents.

(d) Assets include accrued interest receivable and restricted cash. Funding represents overcollateralization (equity), and other liabilities included in FFELP loan asset-backed securitizations and warehouse facilities.

The following table summarizes the effect on the Company's consolidated earnings based upon a sensitivity analysis performed on AGM's variable rate assets (including loans earning fixed rate floor income) and liabilities. The sensitivity analysis was performed assuming the funding index changes 10 basis points and 30 basis points while holding the asset index constant, if the funding index is different than the asset index.

	Asset and funding index mismatches							
	Increase of 10 basis points		Increase of 30 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2024				Year ended December 31, 2023			
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (3,480)	(1.5)%	$ (10,437)	(4.6)%	$ (4,564)	(6.2)%	$ (13,692)	(18.4)%
Impact of derivative settlements	1,835	0.8	5,505	2.4	3,150	4.2	9,450	12.7
Increase (decrease) in net income before taxes	$ (1,645)	(0.7)%	$ (4,932)	(2.2)%	$ (1,414)	(2.0)%	$ (4,242)	(5.7)%
Increase (decrease) in basic and diluted earnings per share	$ (0.03)		$ (0.10)		$ (0.03)		$ (0.09)	

Interest Rate Risk - Nelnet Bank

To manage Nelnet Bank's risk from fluctuations in market interest rates, the Company actively monitors interest rates and other interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income, and cash flow. To achieve this objective, the Company manages and mitigates Nelnet Bank's exposure to fluctuations in market interest rates through several techniques, including managing the maturity, repricing, and mix of fixed and variable rate assets and liabilities and the use of derivative instruments.

The following table presents Nelnet Bank's loan assets, asset-backed security investments, and deposits (including intercompany deposits) by rate characteristics:

	As of December 31, 2024		As of December 31, 2023	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 505,539		$ 424,284	
Fixed-rate investments	90,303		34,644	
Total fixed-rate assets	595,842	42.8 %	458,928	47.7 %
Variable-rate loan assets	139,058		8,588	
Variable-rate investments	656,794		495,004	
Total variable rate assets	795,852	57.2	503,592	52.3
Total assets	$ 1,391,694	100.0 %	$ 962,520	100.0 %
Fixed-rate deposits	$ 449,706	35.8 %	$ 280,736	33.1 %
Variable-rate deposits (a)	804,916	64.2	566,828	66.9
Total deposits	$ 1,254,622	100.0 %	$ 847,564	100.0 %

(a) Nelnet Bank uses derivative instruments to hedge exposure to variability in cash flows of variable rate deposits to minimize the exposure to volatility in cash flows from future changes in interest rates. The derivatives are not reflected in the above table. See note 5 of the notes to the consolidated financial statements included in this report for a summary of Nelnet Bank's derivatives outstanding as of December 31, 2024.

Interest Rate and Market Risk - Investments

The following table presents the rates earned on the Company's available-for-sale debt securities (investments) and debt facilities used to fund a portion of such investments. The table below excludes securities (investments) held by Nelnet Bank.

	Year ended December 31,					
	2024			2023		
	Average balance	Interest income/ expense	Average yields/ rates	Average balance	Interest income/ expense	Average yields/ rates
Investments:						
Asset-backed securities available-for-sale (a) (b)	$ 783,806	49,325	6.28 %	$ 985,367	62,209	6.31 %
Debt funding asset-backed securities available-for-sale:						
Participation agreement - variable rate (c)	$ 4,335	261	6.00 %	$ 115,420	6,207	5.38 %
Repurchases agreements - variable rate (d)	101,905	7,035	6.88	381,378	23,540	6.17
	$ 106,240	7,296	6.85	$ 496,798	29,747	5.99

(a) The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The table above includes these repurchased bonds.

(b) The majority of the Company's asset-backed securities earn floating rates with expected returns of approximately SOFR + 100 to 350 basis points to maturity. As of December 31, 2024, $226.1 million (par value) of the Company's asset-backed securities earn a weighted average fixed rate of 3.60%.

(c) Interest incurred by the Company on amounts borrowed under the participation agreement is at a variable rate of SOFR + 62.5 basis points.

(d) Interest incurred by the Company on amounts that were borrowed under repurchase agreements were at a variable rate of SOFR + 100 to 140 basis points.

The Company's portfolio of asset-backed investment securities has limited liquidity, and the Company could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price. As of December 31, 2024, the gross unrealized loss on the Company's available-for-sale debt securities was $20.7 million, and the aggregate fair value of available-for-sale debt securities with unrealized losses was $370.0 million. The Company currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses. See note 6 of the notes to consolidated financial statements included in this report for additional information.

Consolidated Sensitivity Analysis

The following table summarizes the effect on the Company's consolidated earnings, based upon a sensitivity analysis performed on the Company's significant interest-earning assets and interest-bearing liabilities assuming hypothetical increases and decreases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant.

	Interest rates							
	Change from increase of 100 basis points		Change from increase of 300 basis points		Change from decrease of 100 basis points		Change from decrease of 300 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2024							
Effect on earnings:								
AGM Operating Segment (a)	$ 6,507		$ 25,369		$ 1,186		$ 12,374	
Nelnet Bank Operating Segment (b)	(542)		(1,627)		542		1,627	
NFS Other Operating Segments (c)	5,837		17,512		(5,837)		(17,512)	
ETSP Operating Segment (d)	5,932		17,795		(5,932)		(17,795)	
Corporate and Other Activities (d)	1,026		3,077		(1,026)		(3,077)	
Increase (decrease) in net income before taxes	$ 18,760	8.2 %	62,126	27.2 %	(11,067)	(4.8)%	(24,383)	(10.7)%
Increase (decrease) in basic and diluted earnings per share	$ 0.39		$ 1.29		$ (0.23)		$ (0.51)	

   (a)   Impact associated with variable rate loans and variable rate bonds and notes payable, including the impact of derivative settlements.

   (b)   Impact associated with variable rate loans and debt securities (investments) and variable rate deposits, including the impact of derivative settlements.

   (c)   Impact associated with variable rate debt securities (investments) and debt facilities used to fund a portion of such investments.

   (d)   Impact associated with interest earning operating and restricted cash accounts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive and principal financial officers, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2024. Based on this evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based on the criteria for effective internal control described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal control over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Nelnet, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Lincoln, Nebraska
February 27, 2025

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2024, no information was required to be disclosed in a report on Form 8-K, but not reported.

Rule 10b5-1 Trading Plans

During the fourth quarter of 2024, none of the Company's officers or directors adopted or terminated any contract, instruction, or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), referred to as Rule 10b5-1 trading plans, or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Company's definitive Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's 2025 Annual Meeting of Shareholders scheduled to be held on May 15, 2025 (the "Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2024		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,153,382 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,153,382

(1)   Includes 670,329, 193,797, and 289,256 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The remaining information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-4
Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022	F-6
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023, and 2022	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022	F-8
Notes to Consolidated Financial Statements	F-10

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Composite Third Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended through August 8, 2022, filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
3.2	Ninth Amended and Restated Bylaws of Nelnet, Inc., as amended as of May 24, 2018, filed as Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on May 24, 2018 and incorporated herein by reference.
4.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, filed as Exhibit 4.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.
4.2	Form of Class A Common Stock Certificate of Nelnet, Inc., filed on November 24, 2003 as Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
4.3	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10% of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Certain of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.4	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto, filed on November 24, 2003 as Exhibit 4.11 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.1	Composite Form of Amended and Restated Participation Agreement, dated as of June 1, 2001, between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, as amended by the First Amendment thereto dated as of December 19, 2001 through the Cancellation of the Fifteenth Amendment thereto dated as of March 16, 2011 (such Participation Agreement and each amendment through the Cancellation of the Fifteenth Amendment thereto have been previously filed as set forth in the Exhibit Index for the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, and are incorporated herein by reference), filed as Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.2	Sixteenth Amendment of Amended and Restated Participation Agreement, dated as of March 23, 2012, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.3	Seventeenth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2019, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and incorporated herein by reference.
10.4	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.5+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.6+	Nelnet, Inc. Restricted Stock Plan, as amended and restated through May 16, 2024, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 21, 2024 and incorporated herein by reference.
10.7+	Nelnet, Inc. Directors Stock Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.

10.8+	Nelnet, Inc. Executive Officers Incentive Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.
10.9++	Student Loan Servicing Contract between the United States Department of Education and Nelnet Diversified Solutions, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on April 25, 2023 and incorporated herein by reference.
10.10	Form of Modification of Contract dated effective as of October 10, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.11	Form of Modification of Contract dated effective as of October 11, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.12	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.29 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.13	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.14	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.31 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.15	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.16	Modification of Contract dated effective as of March 26, 2024 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and incorporated herein by reference.
10.17#	Third Amended and Restated Credit Agreement dated as of September 22, 2021, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent, Royal Bank of Canada, as Documentation Agent, U.S. Bank National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Runners; and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.18	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of June 22, 2023, among Nelnet, Inc., the various lender parties thereto, and U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.19	Third Amended and Restated Guaranty dated as of September 22, 2021, by each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.20	Guaranty Supplement to the Third Amended and Restated Guaranty, dated as of July 27, 2022, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
10.21	Guarantor Consent and Reaffirmation dated as of June 22, 2023, by each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.22	Guaranty Supplement to the Third Amended and Restated Guaranty, dated as of March 15, 2024, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and incorporated herein by reference.

10.23	Form of Trust/Custodial/Safekeeping Agreement by and between National Education Loan Network, Inc., as Principal, and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.55 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.24	Form of Special Investment Directions by National Education Loan Network, Inc. and its affiliates, as Principal under the Form of Trust/Custodial/Safekeeping Agreement between Principal and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.25*	First Amended and Restated Loan Participation Agreement dated as of June 21, 2018 between Union Bank and Trust Company and Union Bank and Trust Company as trustee for National Education Loan Network, Inc.
10.26±±	Amended and Restated Trust Agreement, dated effective as of January 11, 2019, by and among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, National Education Loan Network, Inc., as Administrator, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.27	SLABS Participation Agreement, dated effective as of May 5, 2020, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.28	First Amendment of SLABS Participation Agreement, dated effective as of October 1, 2021, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.77 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.29	Parent Company Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.30	Capital and Liquidity Maintenance Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.31±±	Form of Amended & Restated Limited Liability Company Operating Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.83 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.32±±	Form of Management Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.84 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
19*	Nelnet, Inc. Securities Trading Policy dated February 1, 2024.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Jeffrey R. Noordhoek.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer James D. Kruger.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Nelnet, Inc. Incentive Compensation Clawback Policy dated November 9, 2023, filed as Exhibit 97 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

\+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K.

\++ Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments to the exhibit have been omitted. The exhibit is not intended to be, and should not be relied upon as, including disclosures regarding any facts and circumstances relating to the registrant or any of its subsidiaries or affiliates. The exhibit contains representations and warranties by the registrant and the other parties that were made only for purposes of the agreement set forth in the exhibit and as of specified dates. The representations, warranties, and covenants in the agreement were made solely for the benefit of the parties to the agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts), and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the agreement, which subsequent information may or may not be fully reflected in the registrant's public disclosures.

±± Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

\# Schedules, exhibits, and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to include an optional summary of information required by Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2025

NELNET, INC.

By: /s/ JEFFREY R. NOORDHOEK

Name: Jeffrey R. Noordhoek

Title: Chief Executive Officer
        (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY R. NOORDHOEK Jeffrey R. Noordhoek	Chief Executive Officer (Principal Executive Officer)	February 27, 2025
/s/ JAMES D. KRUGER James D. Kruger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2025
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Executive Chairman	February 27, 2025
/s/ PREETA D. BANSAL Preeta D. Bansal	Director	February 27, 2025
/s/ MATTHEW W. DUNLAP Matthew W. Dunlap	Director	February 27, 2025
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 27, 2025
/s/ DAVID S. GRAFF David S. Graff	Director	February 27, 2025
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 27, 2025
/s/ ADAM K. PETERSON Adam K. Peterson	Director	February 27, 2025
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 27, 2025
/s/ JONA M. VAN DEUN Jona M. Van Deun	Director	February 27, 2025

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses

As discussed in Note 3 to the consolidated financial statements, the Company's allowance for loan losses as of December 31, 2024, was $114.9 million, of which $49.1 million related to the Company's allowance for loan losses on federally insured loans and $11.1 million related to the Company's allowance for loan losses on Non-Nelnet Bank private education loans, collectively, the allowance for loan losses (the ALL). The ALL is the measure of expected credit losses on a pooled basis for those loans that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The Company estimated the ALL using an undiscounted cash flow model. The Company's methodology is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default (PD), loss given default (LGD), and the exposure at default over the expected life of the loans. The undiscounted cash flow model incorporates probability weighted economic forecast scenarios and macroeconomic assumptions over the reasonable and supportable forecast periods. After the reasonable and supportable forecast periods, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated over the historical observation period, for the remaining life of the loans. All such periods are established for each portfolio segment. A portion of the ALL is comprised of qualitative adjustments to historical loss experience.

We identified the assessment of the allowance for loan losses as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the ALL methodology, including the methods, models, and significant assumptions used to estimate the PD and LGD. Such assumptions included the economic forecast scenario and macroeconomic assumptions, and the reasonable and supportable forecast periods. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the ALL estimate, including controls over the:

- development of the ALL methodology

- continued use and appropriateness of changes made to PD and LGD models

- identification and determination of the significant assumptions used in the PD and LGD models

- performance monitoring of the PD and LGD models

- analysis of the ALL results, trends, and ratios.

We evaluated the Company's process to develop the ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry practices

- assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic forecast scenarios and underlying assumptions by comparing it to the Company's business environment and relevant industry practices

We also assessed the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the ALL estimate by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Lincoln, Nebraska
February 27, 2025

NELNET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
	(Dollars in thousands, except share data)	
Assets:		
Loans and accrued interest receivable (net of allowance for loan losses of $114,890 and $104,643, respectively)	$ 9,992,744	13,108,204
Cash and cash equivalents:		
Cash and cash equivalents - not held at a related party	48,838	34,912
Cash and cash equivalents - held at a related party	145,680	133,200
Total cash and cash equivalents	194,518	168,112
Investments and notes receivable:		
Investments at fair value	1,160,320	1,006,810
Other investments and notes receivable, net	1,040,376	857,866
Total investments and notes receivable	2,200,696	1,864,676
Restricted cash	332,100	488,723
Restricted cash - due to customers	404,402	368,656
Accounts receivable (net of allowance for doubtful accounts of $2,877 and $4,304, respectively)	159,934	196,200
Goodwill	158,029	158,029
Intangible assets, net	36,328	44,819
Property and equipment, net	95,185	127,008
Other assets	203,817	187,957
Total assets	$ 13,777,753	16,712,384
Liabilities:		
Bonds and notes payable	$ 8,309,797	11,828,393
Accrued interest payable	21,046	35,391
Bank deposits	1,186,131	743,599
Other liabilities	483,193	479,387
Due to customers	478,469	425,507
Total liabilities	10,478,636	13,512,277
Commitments and contingencies		
Equity:		
Nelnet, Inc. shareholders' equity:		
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding	—	—
Common stock:		
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 25,634,748 shares and 26,400,630 shares, respectively	256	264
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 10,658,604 shares and 10,663,088 shares, respectively	107	107
Additional paid-in capital	7,389	3,096
Retained earnings	3,340,540	3,270,403
Accumulated other comprehensive earnings (loss), net	1,470	(20,119)
Total Nelnet, Inc. shareholders' equity	3,349,762	3,253,751
Noncontrolling interests	(50,645)	(53,644)
Total equity	3,299,117	3,200,107
Total liabilities and equity	$ 13,777,753	16,712,384
Supplemental information - assets and liabilities of consolidated education and other lending variable interest entities:		
Loans and accrued interest receivable	$ 9,122,609	12,676,932
Restricted cash	287,389	451,932
Bonds and notes payable	(8,452,614)	(12,006,170)
Accrued interest payable and other liabilities	(88,200)	(135,748)
Net assets of consolidated education and other lending variable interest entities	$ 869,184	986,946

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2024, 2023, and 2022

	2024	2023	2022
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 787,498	931,945	651,205
Investment interest	185,901	177,855	91,601
Total interest income	973,399	1,109,800	742,806
Interest expense on bonds and notes payable and bank deposits	680,537	845,091	430,137
Net interest income	292,862	264,709	312,669
Less provision for loan losses	54,607	8,115	34,973
Net interest income after provision for loan losses	238,255	256,594	277,696
Other income (expense):			
Loan servicing and systems revenue	482,408	517,954	535,459
Education technology services and payments revenue	486,962	463,311	408,543
Reinsurance premiums earned	62,923	20,067	157
Solar construction revenue	56,569	31,669	24,543
Other, net	61,602	(74,327)	17,709
Loss on sale of loans, net	(1,643)	(17,662)	(8,565)
Derivative market value adjustments and derivative settlements, net	16,258	(16,701)	264,634
Total other income (expense), net	1,165,079	924,311	1,242,480
Cost of services and expenses:			
Costs incurred to provide loan servicing	1,889	—	—
Cost to provide education technology services and payments	172,763	171,183	148,403
Cost to provide solar construction services	77,673	48,576	19,971
Total cost of services	252,325	219,759	168,374
Salaries and benefits	576,931	591,537	589,579
Depreciation and amortization	58,116	79,118	74,077
Reinsurance losses and underwriting expenses	55,246	16,781	154
Other expenses	189,503	173,070	170,624
Total operating expenses	879,796	860,506	834,434
Impairment expense and provision for beneficial interests	42,629	31,925	15,523
Total expenses	1,174,750	1,112,190	1,018,331
Income before income taxes	228,584	68,715	501,845
Income tax expense	52,669	19,385	113,100
Net income	175,915	49,330	388,745
Net loss attributable to noncontrolling interests	8,130	40,496	18,154
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	406,899
Earnings per common share:			
Net income attributable to Nelnet, Inc. shareholders - basic and diluted	$ 5.02	2.40	10.82
Weighted average common shares outstanding - basic and diluted	36,642,533	37,416,621	37,603,033

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2024, 2023, and 2022

	2024		2023		2022	
	(Dollars in thousands)					
Net income		$ 175,915		49,330		388,745
Other comprehensive income (loss):						
Net changes related to foreign currency translation adjustments	$	11		(10)		(9)
Net changes related to available-for-sale debt securities:						
Unrealized holding gains (losses) arising during period, net	33,479		18,379		(58,946)	
Reclassification of (gains) losses recognized in net income, net	(4,534)		3,504		(5,902)	
Amortization of net unrealized loss on securities transferred from available-for-sale to held-to-maturity	779		202		—	
Income tax effect	(7,134)	22,590	(5,301)	16,784	15,564	(49,284)
Net changes related to equity method investee's other comprehensive income:						
(Loss) gain on cash flow hedge	(1,331)		622		3,452	
Income tax effect	319	(1,012)	(149)	473	(829)	2,623
Other comprehensive income (loss)		21,589		17,247		(46,670)
Comprehensive income		197,504		66,577		342,075
Comprehensive loss attributable to noncontrolling interests		8,130		40,496		18,154
Comprehensive income attributable to Nelnet, Inc.		$ 205,634		107,073		360,229

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2024, 2023, and 2022

(Dollars in thousands, except share data)

	Nelnet, Inc. Shareholders: Preferred stock shares	Common stock shares: Class A	Common stock shares: Class B	Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive earnings (loss)	Noncontrolling interests	Total equity
Balance as of December 31, 2021	—	27,239,654	10,676,642	$ —	272	107	1,000	2,933,807	9,304	(859)	2,943,631
Net income (loss)	—	—	—	—	—	—	—	406,899	—	(18,154)	388,745
Other comprehensive loss	—	—	—	—	—	—	—	—	(46,670)	—	(46,670)
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	67,003	67,003
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(56,586)	(56,586)
Cash dividends on Class A and Class B common stock - $0.98 per share	—	—	—	—	—	—	—	(36,608)	—	—	(36,608)
Issuance of common stock, net of forfeitures	—	376,348	—	—	4	—	7,477	—	—	—	7,481
Compensation expense for stock based awards	—	—	—	—	—	—	13,888	—	—	—	13,888
Repurchase of common stock	—	(1,162,533)	—	—	(11)	—	(21,256)	(76,418)	—	—	(97,685)
Conversion of common stock	—	8,182	(8,182)	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	—	26,461,651	10,668,460	—	265	107	1,109	3,227,680	(37,366)	(8,596)	3,183,199
Net income (loss)	—	—	—	—	—	—	—	89,826	—	(40,496)	49,330
Other comprehensive income	—	—	—	—	—	—	—	—	17,247	—	17,247
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	101,237	101,237
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(105,789)	(105,789)
Cash dividends on Class A and Class B common stock - $1.06 per share	—	—	—	—	—	—	—	(39,419)	—	—	(39,419)
Issuance of common stock, net of forfeitures	—	270,550	—	—	3	—	6,165	—	—	—	6,168
Compensation expense for stock based awards	—	—	—	—	—	—	16,162	—	—	—	16,162
Repurchase of common stock	—	(336,943)	—	—	(4)	—	(20,340)	(7,684)	—	—	(28,028)
Conversion of common stock	—	5,372	(5,372)	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	—	26,400,630	10,663,088	—	264	107	3,096	3,270,403	(20,119)	(53,644)	3,200,107
Net income (loss)	—	—	—	—	—	—	—	184,045	—	(8,130)	175,915
Other comprehensive income	—	—	—	—	—	—	—	—	21,589	—	21,589
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	84,770	84,770
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(75,734)	(75,734)
Cash dividends on Class A and Class B common stock - $1.12 per share	—	—	—	—	—	—	—	(40,836)	—	—	(40,836)
Issuance of common stock, net of forfeitures	—	123,742	—	—	1	—	5,140	—	—	—	5,141
Compensation expense for stock based awards	—	—	—	—	—	—	11,702	—	—	—	11,702
Repurchase of common stock	—	(894,108)	—	—	(9)	—	(12,549)	(70,732)	—	—	(83,290)
Conversion of common stock	—	4,484	(4,484)	—	—	—	—	—	—	—	—
Acquisition of remaining 20% of GRNE Solar, net of tax	—	—	—	—	—	—	—	(2,340)	—	2,093	(247)
Balance as of December 31, 2024	—	25,634,748	10,658,604	$ —	256	107	7,389	3,340,540	1,470	(50,645)	3,299,117

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023, and 2022

	2024	2023	2022
	(Dollars in thousands)		
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	406,899
Net loss attributable to noncontrolling interests	(8,130)	(40,496)	(18,154)
Net income	175,915	49,330	388,745
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions:			
Depreciation and amortization, including debt discounts and loan premiums and deferred origination costs	132,527	145,393	176,248
Loan discount and deferred lender fees accretion	(54,053)	(30,813)	(67,480)
Provision for loan losses	54,607	8,115	34,973
Derivative market value adjustments	(10,124)	41,773	(231,691)
Proceeds from termination of derivative instruments	—	164,079	91,786
Proceeds from (payments to) clearinghouse - initial and variation margin, net	2,374	(213,923)	148,691
Loss on sale of loans, net	1,643	17,662	8,565
(Gain) loss on investments, net	(7,952)	122,492	31,264
Proceeds from sale of equity securities, net of purchases	137	75	42,841
Deferred income tax (benefit) expense	(21,621)	(52,331)	34,516
Non-cash compensation expense	12,045	16,476	14,176
Impairment expense and provision for beneficial interests	42,629	29,539	15,523
Changes in operating assets and liabilities:			
Decrease (increase) in loan and investment accrued interest receivable	220,938	47,217	(38,500)
Decrease (increase) in accounts receivable	36,106	(1,356)	(26,358)
Decrease (increase) in other assets, net	64,842	3,891	(11,783)
Decrease in the carrying amount of ROU asset, net	3,864	4,881	5,702
(Decrease) increase in accrued interest payable	(14,536)	(658)	31,483
Increase in other liabilities	27,356	85,537	40,001
Decrease in the carrying amount of lease liability	(3,807)	(5,352)	(5,642)
Total adjustments	486,975	382,697	294,315
Net cash provided by operating activities	662,890	432,027	683,060
Cash flows from investing activities, net of acquisitions:			
Purchases and originations of loans, including purchase of student loan residual interests	(973,942)	(1,202,557)	(1,460,328)
Net proceeds from loan repayments, claims, and capitalized interest	3,179,752	2,559,384	4,394,183
Proceeds from sale of loans	694,250	553,018	123,129
Purchases of available-for-sale securities	(603,552)	(581,522)	(1,029,438)
Proceeds from sales of available-for-sale securities	445,946	963,117	511,124
Proceeds from beneficial interest in loan securitizations	52,234	32,149	21,531
Purchases of other investments and issuance of notes receivable	(483,714)	(344,918)	(263,346)
Proceeds from other investments and repayments of notes receivable	97,884	42,257	66,368
Purchases of held-to-maturity debt securities	—	(12,425)	(240)
Redemption of held-to-maturity debt securities	24,778	4,579	3,500
Purchases of property and equipment	(20,903)	(74,052)	(59,421)
Business acquisitions, net of cash and restricted cash acquired	—	—	(34,036)
Net cash provided by investing activities	$ 2,412,733	1,939,030	2,273,026

NELNET, INC. AND SUBSIDIARIES (Continued)

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023, and 2022

	2024	2023	2022
	(Dollars in thousands)		
Cash flows from financing activities, net of acquisitions:			
Payments on bonds and notes payable	$ (3,644,658)	(3,606,160)	(4,339,164)
Proceeds from issuance of bonds and notes payable	30,652	761,182	1,301,554
Payments of debt issuance costs	(2,327)	(5,744)	(3,795)
Increase in bank deposits, net	442,532	52,277	347,007
Increase (decrease) in due to customers	52,999	77,182	(17,670)
Dividends paid	(40,836)	(39,419)	(36,608)
Repurchases of common stock	(83,290)	(28,028)	(97,685)
Proceeds from issuance of common stock	1,946	1,780	1,633
Acquisition of noncontrolling interest	(325)	—	—
Issuance of noncontrolling interests	79,625	88,389	55,777
Distribution to noncontrolling interests	(5,975)	(4,657)	(3,548)
Net cash used in financing activities	(3,169,657)	(2,703,198)	(2,792,499)
Effect of exchange rate changes on cash and restricted cash	(437)	16	(160)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(94,471)	(332,125)	163,427
Cash, cash equivalents, and restricted cash, beginning of period	1,025,491	1,357,616	1,194,189
Cash, cash equivalents, and restricted cash, end of period	$ 931,020	1,025,491	1,357,616
Supplemental disclosures of cash flow information:			
Cash disbursements made for interest	$ 651,471	781,307	350,662
Cash disbursements made for income taxes, net of refunds and credits received (a)	$ 15,238	47,589	57,705
Cash disbursements made for operating leases	$ 4,795	6,550	6,797
Non-cash operating, investing, and financing activity:			
ROU assets obtained in exchange for lease obligations	$ 1,331	18,860	7,728
Receipt of beneficial interest in consumer loan securitizations as consideration from sale of loans	$ 12,493	89,130	19,069
Receipt of asset-backed investment securities as consideration from sale of loans	$ 10,000	66,546	13,806
Student loans and other assets acquired	$ 121,634	—	—
Borrowings and other liabilities assumed in acquisition of student loans	$ 54,662	—	—
Distribution to noncontrolling interests	$ 69,759	101,132	53,038
Issuance of noncontrolling interests	$ 5,145	12,848	11,226

(a) For 2024, 2023, and 2022 the Company utilized $53.8 million, $104.6 million, and $11.2 million of federal and state tax credits, respectively, related primarily to renewable energy.

Supplemental disclosures of non-cash activities regarding the Company's business acquisitions are contained in note 7.

The following table presents a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets to the total of the amounts reported in the consolidated statements of cash flows.

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Total cash and cash equivalents	$ 194,518	168,112	118,146	125,563
Restricted cash	332,100	488,723	945,159	741,981
Restricted cash - due to customers	404,402	368,656	294,311	326,645
Cash, cash equivalents, and restricted cash	$ 931,020	1,025,491	1,357,616	1,194,189

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is a diversified hybrid holding company with primary businesses being consumer lending, loan servicing, payments, and technology – with many of these businesses serving customers in the education space. The largest operating businesses engage in loan servicing and education technology services and payments. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes and manages investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in a fiber communications company (ALLO), early-stage and emerging growth companies (venture capital investments), real estate, reinsurance, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program (FFELP or "FFEL Program") of the U.S. Department of Education (the "Department").

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education and consumer loan portfolios, or investment interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

The Company's reportable operating segments include:

- Loan Servicing and Systems (LSS)
- Education Technology Services and Payments (ETSP)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

A description of each reportable operating segment is included below. See note 16 for additional information on the Company's segment reporting.

Loan Servicing and Systems

The primary service offerings of the Loan Servicing and Systems reportable operating segment (referred to as Nelnet Diversified Services (NDS)) include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including contact center, processing, and administrative services

LSS provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients. In addition, LSS provides backup servicing to third parties, which allows a transfer of the customer's servicing volume to the Company's platform and becoming a full servicing customer if their existing servicer cannot perform their duties.

Nelnet Servicing, LLC (Nelnet Servicing), a subsidiary of the Company, is one of the current five private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department.

LSS also provides student loan servicing software, which is used internally and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions usable by third parties to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans.

This segment also provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, interacting with customers through multi-channels, and processing and administrative services.

Education Technology Services and Payments

The Education Technology Services and Payments reportable operating segment (referred to as Nelnet Business Services (NBS)) provides education and payment technology and services for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally. NBS provides service and technology under four divisions as described below.

FACTS provides solutions that elevate the educational experience in the K-12 private and faith-based markets for school administrators, teachers, and families. FACTS offers a comprehensive suite of services and technology in the following categories: (i) financial management, including tuition payment plans, incidental billing, payment forms, advanced accounting, financial needs assessments (grant and aid), and a donation platform; (ii) education technology, including a school management platform and application and enrollment services; and (iii) education services.

Nelnet Campus Commerce delivers payment technology to higher education institutions. Nelnet Campus Commerce solutions include (i) tuition management, including tuition payment plans and service and technology for student billings, payments, and refunds; and (ii) integrated commerce, including solutions for in-person, online, and mobile payment experiences on campus.

Nelnet Payment Services provides secure payment processing technology. Nelnet Payment Services supports and provides payment processing services, including credit card and electronic transfers, to the other divisions of NBS and Nelnet in addition to other industries and software platforms across the United States.

Nelnet International provides its services and technology internationally, primarily in Australia, New Zealand, and the Asia-Pacific region. Nelnet International serves customers in the education, local government, and health care industries. Nelnet International's suite of services include (i) an integrated commerce payment platform, financial management and tuition payment plan services, and (ii) a school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools.

Nelnet Financial Services

Nelnet Financial Services is a division of the Company that includes the following reportable operating segments:

- Asset Generation and Management
- Nelnet Bank

Asset Generation and Management

The Company's Asset Generation and Management reportable operating segment includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Substantially all loan assets included in this segment are student loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, and loans that reflect the consolidation into a single loan of certain previously separate borrower obligations ("consolidation" loans). AGM also acquires private education, consumer, and other loans, or investment interests therein. AGM generates a substantial portion of its earnings from the spread, referred to as loan spread, between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. The loan assets are primarily held in a series of lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets, debt maintenance, and administration costs, are included in this segment.

In addition to ownership of loan assets, AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. AGM's partial ownership percentage in each loan securitization grants AGM the right to receive the corresponding percentage of cash flows generated by the securitization. Income generated by these investment interests is considered investment interest income and is not a component of the Company's loan interest income.

Nelnet Bank

Nelnet Bank operates as an internet Utah-chartered industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is focused on the private education and unsecured consumer loan marketplace.

NFS Other Operating Segments

NFS's other operating segments that are not reportable include:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary

- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies

- The operating results of the Company's investment activities in real estate

- The operating results of the Company's investment in debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs

- The operating results of solar tax equity investments made by the Company and administrative and management services provided by the Company on tax equity investments made by third parties

- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business

- The operating results of certain of the Company's investment activities, including its investment in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") and early-stage and emerging growth companies (venture capital investments)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

2. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries. In addition, the accounts of all variable interest entities (VIEs) of which the Company has determined that it is the primary beneficiary are

(Dollars in thousands, except share amounts, unless otherwise noted)

included in the consolidated financial statements. Amounts for noncontrolling interests reflect the share of membership interest (equity) and net income attributable to the holders of noncontrolling membership interests of non-wholly owned consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company assesses its partnerships and joint ventures to determine if the entity meets the qualifications of a VIE. The Company performs a qualitative assessment of each identified VIE to determine if it is the primary beneficiary. The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. The Company examines specific criteria and uses judgment when determining whether an entity is a VIE and whether it is the primary beneficiary. The Company performs this review initially at the time it enters into a partnership or joint venture agreement and reassess upon reconsideration events.

VIEs - Consolidated

The Company is required to consolidate VIEs in which it has determined it is the primary beneficiary.

The Company's education and other lending subsidiaries are engaged in the securitization of finance assets. These lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each lending subsidiary is structured to be bankruptcy remote, meaning that it should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The Company is generally the administrator and master servicer of the securitized assets held in its lending subsidiaries and owns the residual interest of the securitization trusts. For accounting purposes, the transfers of loans to the securitization trusts do not qualify as sales. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements and are summarized as supplemental information on the balance sheet.

VIEs - Not consolidated

The Company is not required to consolidate VIEs in which it has determined it is not the primary beneficiary. VIEs not consolidated by the Company include its equity investment in ALLO, solar tax equity investments, beneficial interest in loan securitizations, and an equity investment in a certain co-investment fund.

ALLO

As of December 31, 2024, the Company owned 45% of the economic rights of ALLO and has a disproportionate 43% of the voting rights related to all operating decisions for ALLO's business. ALLO provides pure fiber optic service to homes and businesses for internet, television, and telephone services. See note 6 for the Company's carrying value of its voting interest and non-voting preferred membership investments, which is the Company's maximum exposure to loss.

Prior to December 21, 2020, the Company consolidated the operating results of ALLO. In 2020, the Company entered into various agreements with SDC, a third-party global digital infrastructure investor, and ALLO, for various transactions contemplated by the parties in connection with a recapitalization for ALLO. The recapitalization transaction ultimately resulted in the deconsolidation of ALLO from the Company's consolidated financial statements.

As part of the ALLO recapitalization transaction, the Company and SDC entered into an agreement in which the Company has a contingent obligation to pay SDC an amount up to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds, and realizes from such disposition certain targeted return levels. The estimated fair value of the contingent payment was $8.3 million and $9.8 million as of December 31, 2024 and 2023, respectively, which is included in "other liabilities" on the consolidated balance sheets.

Solar Tax Equity Investments

The Company makes solar tax equity investments in entities that promote renewable energy sources. The Company's investments in these entities generate a return primarily through the realization of federal income tax credits, operating cash flows, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These investments are included in "other investments and notes receivable, net" on the consolidated balance sheets. As of December 31, 2024, the Company has invested a total of $314.8 million and its third-party investors have invested $271.4

(Dollars in thousands, except share amounts, unless otherwise noted)

million in tax equity investments that remain outstanding in renewable energy solar partnerships that support the development and operations of solar projects throughout the country. The carrying value of these investments is reduced by tax credits earned when the solar project is placed in service. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are accrued when the solar project is placed in service and are included in "other liabilities" on the consolidated balance sheets.

The Company's maximum exposure to loss from these unconsolidated VIEs include the investment, unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The tax credit recapture period ratably decreases over five years from when the project is placed in service. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the energy-producing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table presents a summary of solar investment VIEs that the Company has not consolidated, excluding all third-party investor impacts:

	As of December 31,	
	2024	**2023**
Investment carrying amount	$ (87,853)	(77,402)
Tax credits subject to recapture	173,822	153,699
Unfunded capital and other commitments	55,662	82,046
Company's maximum exposure to loss	$ 141,631	158,343

As of December 31, 2024, the Company is committed to fund an additional $92.0 million on new tax equity investments, of which $36.4 million is expected to be provided by syndication partners.

Beneficial Interest in Loan Securitizations

The Company has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. For certain transactions, the Company is the sponsor and as sponsor, is required to provide a certain level of risk retention. To satisfy this requirement, the Company has purchased bonds issued in the securitizations, which are classified as available-for-sale investments. See note 6 for the Company's carrying value of its beneficial interest in loan securitization investments and the carrying value and fair value of bonds held as risk retention. The carrying value of its beneficial interest in loan securitization investments and bonds held as risk retention is the Company's maximum exposure to loss.

Fund Investment

During 2024, the Company acquired an equity interest in a certain co-investment fund, which has a carrying value of $48.5 million at December 31, 2024. Such investment is classified within "venture capital, funds, and other" in note 6, and is included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. The Company's maximum exposure to loss related to this investment is its current carrying value plus the Company's unfunded commitment to the fund of $1.5 million.

Reclassification and Immaterial Error Corrections

Certain amounts previously reported have been reclassified to conform to the current period presentation. These reclassifications include:

- Reclassifying "investments at fair value" and "other investments and notes receivable, net" that were previously included in "investments and notes receivable" and "restricted investments" on the Company's consolidated balance sheet;
- Reclassifying "reinsurance premiums earned" and "reinsurance losses and underwriting expenses" as new line items on the Company's consolidated statements of income, which were previously included in "other, net" in "other income (expense)" and "other expenses" in "operating expenses," respectively; and

(Dollars in thousands, except share amounts, unless otherwise noted)

- Reclassifying the line item "impairment expense and provision for beneficial interests" in "other income (expense)" and presenting such expense as part of "total expenses" on the Company's consolidated statements of income.

During the second quarter of 2024, the Company identified certain immaterial errors in the previously issued consolidated financial statements that have been corrected to conform to the December 31, 2024 presentation.

Loan Sales

The Company determined the reversal of provision for loan losses resulting from the sale of loans should be presented as a reduction to the provision for loan losses rather than the historical presentation as a gain/(loss) on sale of loans included in "other income (expense)" on the consolidated statements of income. Prior period amounts have been corrected to conform to the current period presentation resulting in a reclassification of $57.3 million and $11.5 million for the years ended December 31, 2023 and 2022, respectively. This correction had no impact on previously reported consolidated assets, liabilities, equity, net income, and cash flows from operating activities.

Solar Tax Equity Investments

The Company relies on audited financial statements provided by third parties to record its share of earnings or losses on its solar tax equity investments. The Company determined that the Hypothetical Liquidation at Book Value (HLBV) method of accounting was not consistently adopted by all third parties in such audited financial statements for those solar tax equity investments made under a lease pass-through structure. The adoption of the HLBV method of accounting accelerates accounting losses in the initial years of the investment but has no impact on the overall economics of the transaction. During the second quarter of 2024, the Company fully adopted HLBV accounting for these investments and prior period amounts have been corrected, resulting in an increase in solar investment losses included in "other, net" in "other income (expense)" on the consolidated statements of income of $5.5 million and $7.6 million for the years ended December 31, 2023 and 2022, respectively, partially offset by an increase in "net loss attributable to noncontrolling interests" of $3.4 million and $7.0 million for the years ended December 31, 2023 and 2022, respectively. The after-tax net income impact to Nelnet, Inc. was a reduction of $1.7 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively. Consolidated "total equity" on the consolidated balance sheet was reduced $21.8 million as of December 31, 2023, $16.7 million as of December 31, 2022, and $9.2 million as of December 31, 2021, with the 2021 impact reflecting the cumulative impact of this correction through such date.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

Loans Receivable

Loans consist of federally insured student, private education, consumer, and other loans. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of which are amortized to interest income. Loans which are held for investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. In addition, once a loan is classified as held for sale, any allowance for loan losses that existed immediately prior to the reclassification to held for sale is reversed through provision. There were no loans classified as held for sale as of December 31, 2024 and 2023.

Federally insured loans were originated under the FFEL Program by certain eligible lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest. Generally, Stafford and PLUS loans have repayment periods between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans do not require repayment while the borrower is in-school, and during the grace period immediately upon leaving school. Under the Higher Education Act, a borrower may also be granted a deferment or forbearance for a period of time based on need, during which time the borrower is

not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment, and forbearance program periods. In addition, eligible borrowers may qualify for income-driven repayment plans offered by the Department. These plans determine the borrower's payment amount based on their discretionary income and may extend their repayment period. Interest rates on federally insured student loans may be fixed or variable, dependent upon the type of loan, terms of the loan agreements, and date of origination.

Substantially all FFELP loan principal and related accrued interest is guaranteed as provided by the Higher Education Act. These guarantees are subject to the performance of certain loan servicing due diligence procedures stipulated by applicable Department regulations. If these due diligence requirements are not met, affected student loans may not be covered by the guarantees in the event of borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guarantee under certain circumstances.

Loans also include private education, consumer, and other loans. Private education loans are loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFEL Program. These loans are used primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, or borrowers' personal resources. The terms of the private education loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to thirty years. The private education loans are not covered by a guarantee or collateral in the event of borrower default. Consumer loans are unsecured loans to an individual for personal, family, or household purposes. The terms of the consumer loans, which vary on an individual basis, generally provide for repayment in weekly or monthly installments of principal and interest over a period of up to six years. Other loans consist of home equity lines of credit and small business loans. Home equity loans are made to an individual primarily for debt consolidation purposes using equity in the borrower's home as security in the form of primarily second liens. These loans typically have a revolving draw period of five years and a repayment period at the end of the draw period of five to ten years. Principal and interest payments are generally required to be made during the draw and repayment periods. Small business loans have no stated coupon rate but the borrower is charged a one-time lender fee that is accreted to interest income over the estimated life of the loan. Minimum payments on such loans are due every 60 days.

For loan modifications, the Company evaluates whether a loan modification represents a new loan or a continuation of an existing loan. Modifications of federally insured loans are driven by the Higher Education Act; thus, the Company does not consider these events as part of its loan modification programs. Administrative forbearances (e.g. bankruptcy, military service, death and disability, and disaster forbearance) are required by law and therefore are also not considered as part of the Company's loan modification programs. The Company does offer payment delays in the form of deferments or forbearances on certain private education and consumer loan programs for short-term periods. The Company generally considers payment delays to be insignificant when the delay is 3 months or less. The amortized cost of the Company's private education and consumer loans in which the borrower is experiencing financial difficulty and the financial effect of such loan modifications is not material.

Allowance for Loan Losses

The Company accounts for the evaluation and estimate of probable losses on loans under the current expected credit loss (CECL) methodology. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for financial assets measured at amortized cost at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The allowance for loan losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset which includes consideration of prepayments. Loans are charged off when management determines the loan is uncollectible. Charge-offs are recognized as a reduction to the allowance for loan losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in the estimate of the allowance for loan losses at the balance sheet date.

The Company determines its estimated credit losses for the following financial assets as follows:

Loans receivable

The Company aggregates loans with similar risk characteristics into pools to estimate its expected credit losses. The Company evaluates such pooling decisions each quarter and makes adjustments as risk characteristics change. Management has determined that the federally insured, private education, and consumer and other loan portfolios each meet the definition of a

(Dollars in thousands, except share amounts, unless otherwise noted)

portfolio segment, which is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. Accordingly, the portfolio segment disclosures are presented on this basis in note 3 for each of these portfolios. The Company does not disaggregate its portfolio segment loan portfolios into classes of financing receivables.

The Company utilizes an undiscounted cash flow methodology in determining its lifetime expected credit losses on its federally insured and private education loan portfolios and a remaining life methodology for its consumer and other loan portfolios. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company’s estimates of probability of default and loss given default and the exposure of default over the expected life of the loans. For the remaining life method, the expected credit losses are the product of multiplying the Company’s estimated net loss rate by the exposure at default over the expected life of the loans. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current economic conditions, and reasonable and supportable forecasts. The Company has determined that, for modeling current expected credit losses, the Company can reasonably estimate expected losses that incorporate current economic conditions and forecasted probability weighted economic scenarios up to a one-year period. Macroeconomic factors used in the models include such variables as unemployment rates, gross domestic product, and consumer price index. After the "reasonable and supportable" period, the Company reverts to its actual long-term historical loss experience in the historical observation period. The Company uses a straight-line reversion method over two years. Historical credit loss experience provides the basis for the estimation of expected credit losses. A portion of the allowance is comprised of qualitative adjustments to historical loss experience.

Qualitative adjustments consider the following factors, as applicable, for each of the Company’s loan portfolios: student loans in repayment versus those in non-paying status; delinquency status; type of private education, consumer, or other loan program; trends in defaults in the portfolio based on Company and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes in federal student loan programs; and other relevant qualitative factors.

The federal government guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed on and after October 1, 1993 and prior to July 1, 2006), which limits the Company’s loss exposure on the outstanding balance of the Company’s federally insured portfolio. Federally insured student loans disbursed prior to October 1, 1993 are fully insured. Private education and consumer loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. The Company places private education, consumer, and other loans on nonaccrual status when the collection of principal and interest is 90 days past due and charges off the loan when the collection of principal and interest is 120 days or 180 days past due, depending on type of loan program. Collections, if any, are reflected as a recovery through the allowance for loan losses.

Purchased Loans Receivable with Credit Deterioration (PCD)

The Company has purchased loans that have experienced more than insignificant credit deterioration since origination. A variety of factors are considered when identifying PCD loans, including, but not limited to delinquency, status, FICO scores, and other qualitative factors. These PCD loans are recorded at the amount paid. An allowance for loan losses is determined using the same methodology as for other loans held for investment. The sum of the loans’ purchase price and allowance for loan losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Loan Accrued Interest Receivable

Accrued interest receivable on loans is combined and presented with the loans receivable amortized cost balance on the Company’s consolidated balance sheets.

For the Company’s federally insured loan portfolio, the Company records an allowance for credit losses for accrued interest receivables. For federally insured loans, accrued interest receivable is typically charged-off when the contractual payment of principal or interest has become greater than 270 days past due. Charge-offs of accrued interest receivable are recognized as a reduction to the allowance for loan losses.

For the Company’s private education, consumer, and other loan portfolios, the Company does not measure an allowance for credit losses for accrued interest receivables. For private education, consumer, and other loans, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due. Charge-offs of accrued interest receivable are recognized by reversing interest income.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include amounts due to Nelnet Bank from the Federal Reserve Bank of $30.5 million and $7.0 million as of December 31, 2024 and 2023, respectively.

Investments

The Company accounts for purchases and sales of Non-Nelnet Bank debt securities on a settlement-date basis and Nelnet Bank debt securities on a trade-date basis. When an investment is sold, the cost basis is determined through specific identification of the security sold. The Company classifies its debt securities as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are carried at fair value, with the changes in fair value, net of taxes, carried as a separate component of shareholders' equity. The amortized cost of debt securities in this classification is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. For available-for-sale debt securities where fair value is less than amortized cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk. Securities in which the Company has the intent and ability to hold until maturity are classified as held-to-maturity. These securities are carried at amortized cost, with expected future credit losses, if any, recognized through an allowance for credit losses.

The Company classifies its residual interest in consumer, private education, and federally insured student loan securitizations as held-to-maturity beneficial interest investments. The Company measures accretable yield initially as the excess of all cash flows expected to be collected attributable to the beneficial interest estimated at the acquisition/transaction date over the initial investment and recognizes interest income over the life of the beneficial interest using the effective interest method. The Company continues to update, over the life of the beneficial interest, the expectation of cash flows to be collected. Beneficial interest investments are evaluated for impairment by comparing the carrying value of the investment to the present value of the cash flows expected to be collected at the current financial reporting date. If the carrying value is less than the present value of cash flows expected to be collected and the Company determines a credit loss has occurred, the Company records an allowance for credit losses for the difference. Subsequent favorable changes, if any, decrease the allowance for credit losses.

Equity investments with readily determinable fair values are measured at fair value, with changes in the fair value recognized through net income. For equity investments without readily determinable fair values, the Company uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company uses qualitative factors to identify impairment on its measurement alternative investments.

The Company accounts for equity investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Equity method investments are recorded at cost and subsequently increased or decreased by the amount of the Company's proportionate share of the net earnings or losses and other comprehensive income of the investee. Equity method investments are evaluated for other-than-temporary impairment using certain impairment indicators such as a series of operating losses of an investee or other factors. These factors may indicate that a decrease in value of the investment has occurred that is other-than-temporary and shall be recognized.

The Company accounts for its qualifying solar tax equity investments under the proportional amortization method (PAM). The Company evaluates each solar tax equity investment to determine if it meets the qualifications to apply the PAM. For qualifying investments, the Company uses the flow-through method of accounting to account for the related tax credit. The flow-through method requires an investor to amortize the cost of its investment through income tax expense (or benefit) as an offset to the nonrefundable income tax credits and other income tax benefits, such as tax deductions from operating losses of the investment.

The Company accounts for its non-qualifying PAM solar investments, voting equity investment in ALLO, and certain real estate investments under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. The HLBV method of accounting is used by the Company for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership or voting interests. The Company applies the HLBV method using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate its net assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the amount the Company recognizes for its share of the earnings or losses from the equity investment for the period.

Notes Receivable

Notes receivable exchanged for cash are recorded at amortized cost. Discounts, if any, upon issuance are accreted to income over the contractual life of the issued note, and interest income is accounted for on an accrual basis. The Company records an allowance for expected credit losses, if any, to present the net amount expected to be collected on the receivable as of the balance sheet date.

Restricted Cash and Restricted Investments

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the student loans held as trust assets and when principal and interest is paid on the trust's asset-backed debt securities. Restricted cash also includes collateral deposits with derivative counterparties and third-party clearinghouses.

In accordance with local insurance regulations, Nelnet Insurance Service's consolidated captive insurance companies are required to hold collateral in third-party trusts related to its reinsurance treaties on property and casualty policies. The cash and investments in such trusts are classified by the Company as restricted. Restricted investments include student loan asset-backed securities classified as available-for-sale. In addition, Nelnet Insurance Services retains cash it collects on behalf of its third parties to which it has retroceded a portion of its exposure.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. As part of the Company's Education Technology Services and Payments operating segment, the Company collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the consolidated balance sheets.

A portion of cash collected for customers in the Company's Education Technology Services and Payments operating segment are held at Nelnet Bank, in which Nelnet Bank can use these cash deposits for general operating purposes and is no longer considered restricted. As of December 31, 2024 and 2023, $22.5 million and $57.5 million, respectively, of cash collected for customers is held at Nelnet Bank.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which include allowances for doubtful accounts. Allowance estimates are based upon expected loss considering individual customer experience, as well as the age of receivables and likelihood of collection.

Business Combinations

The Company uses the acquisition method in accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of acquisition, with the exception of contract assets or liabilities generated from contracts with customers, which are measured as if the Company had originated the acquired contract. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. All contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the acquisition. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, and changes in fair value are recognized in earnings.

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

The Company tests goodwill for impairment in accordance with applicable accounting guidance. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform a quantitative impairment test. If the qualitative assessment determines that an impairment is not more likely than not, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

For the 2024, 2023, and 2022 annual reviews of goodwill, the Company assessed qualitative factors, with the exception of one reporting unit in 2023, and concluded it was not more likely than not that the fair value of its reporting units was less than their carrying amount. As such, except for the one reporting unit in 2023, no further impairment analysis was required. For the one reporting unit identified in 2023 that the Company concluded it was more likely than not that the fair value was less than its carrying amount, the Company performed a quantitative impairment test and concluded there was an impairment. See note 11 for additional information.

Intangible Assets

The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimate fair value if such methods are determined to be more appropriate.

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method. The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses the straight-line method for recording depreciation over the estimated useful life of the asset. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. The Company evaluates the estimated remaining useful lives of property and equipment and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation.

Leases

When the Company leases assets from others, it records right-of-use (ROU) assets and lease liabilities. The Company determines if the arrangement is, or contains, a lease at the inception of an arrangement and records the lease in the consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available by the lessor. The Company primarily leases office and data center space and accounts for lease and non-lease components in these contracts together as a single, combined lease component. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The lease expense for these leases is recognized on a straight-line basis over the lease term. All other ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company classifies each lease as operating or financing, with the income statement reflecting lease expense for operating leases and amortization/interest expense for financing leases. When the discount rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate.

Leases may include one or more options to renew, with renewal terms that can be extended. The exercise of lease renewal options for the majority of leases is at the Company's discretion. Renewal options that the Company is reasonably certain to exercise are included in the lease term. Certain leases include escalating rental payments or rental payments adjusted periodically for inflation. None of the lease agreements include any residual value guarantees, a transfer of title, or a purchase option that is reasonably certain to be exercised.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment, purchased intangibles subject to amortization, and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assumptions and estimates about future cash flows generated by, remaining useful lives of, and fair values of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value, such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. In some cases, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring assets and liabilities at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

Revenue Recognition

The Company applies the provisions of ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"), to its fee-based operating segments. The majority of the Company's revenue earned in its NFS Division, including loan interest and derivative activity earned in its Asset Generation and Management and Nelnet Bank operating segments and reinsurance premiums earned in its Nelnet Insurance Services operating segment, is explicitly excluded from the scope of Topic 606. The Company recognizes revenue under the core principle of Topic 606 to depict the transfer of control of products and services to the Company's customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the

(Dollars in thousands, except share amounts, unless otherwise noted)

performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records deferred revenue when revenue is received or receivable in advance of the delivery of service. For multi-year contracts, the Company generally invoices customers annually at the beginning of each annual coverage period. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component.

The Company recognizes an asset for the incremental costs of obtaining and/or fulfilling a contract with a customer if it expects the benefit of those costs to be longer than one year. Capitalized costs of obtaining and/or fulfilling a contract are amortized over the estimated life of the customer.

Additional information related to revenue earned in its Asset Generation and Management, Nelnet Bank, and Nelnet Insurance Services operating segments is provided below. See note 17 for additional information related to the Company's fee-based operating segments.

Loan interest income - The Company recognizes loan interest income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts and lender fees. Loan interest income is recognized based upon the expected yield of the loan after giving effect to interest rate reductions resulting from borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, lender fees, and borrower benefits are amortized/accreted over the estimated life of the loans, which includes an estimate of forecasted payments in excess of contractually required payments (the constant prepayment rate).

Loan interest on federally insured student loans is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. The Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the borrower's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of private education loans typically begins six months following the borrower's graduation from a qualified institution, and the interest is either paid by the borrower or capitalized annually or at repayment. Repayment of consumer and other loans typically starts upon origination of the loan.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance rate is accrued based upon either the daily fiscal quarter average of the 13-week Treasury Bill auction rate, the daily fiscal quarter average of the three-month financial commercial paper rate, or the daily fiscal quarter average of the 30-day Average Secured Overnight Financing Rate (SOFR), relative to the yield of the student loan.

The constant prepayment rate currently used by the Company to amortize/accrete federally insured loan premiums/discounts is 6% for both federally insured consolidation and Stafford loans. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment rates. In instances where there are changes to the assumptions, amortization/accretion is adjusted on a cumulative basis to reflect the change since the acquisition of the loan. During the second quarter of 2024, the Company changed its estimate of the constant prepayment rate on its consolidation loans from 5% to 6%, which resulted in a $0.8 million increase to the Company's net loan discount balance and a corresponding decrease to interest income. During the fourth quarter of 2022, the Company changed its estimate of the constant prepayment rate on its Stafford loans from 5% to 6% and on its consolidation loans from 4% to 5%, which resulted in a $8.4 million decrease to the Company's net loan discount balance and a corresponding increase to interest income.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Reinsurance premiums earned and related expenses - The Company earns reinsurance premiums on prospective property and casualty reinsurance contracts over the loss exposure or coverage period in proportion to the level of protection provided. Reinsurance premiums are recognized as income, net of amounts ceded to reinsurers, over the terms of the related contracts and

polices, which is generally pro rata over a policy period of 12 months. Unearned premiums represent the portion of premiums written related to the unexpired terms of contracts and policies in force.

Acquisition costs are incurred when a contract or policy is issued and only the direct incremental costs related to the successful acquisition of new and renewal contract or policies are deferred and amortized over the same period in which the related premiums are earned. Acquisition costs consist principally of commissions and brokerage expenses and are shown net of commissions and brokerage expenses earned on ceded reinsurance.

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves, and other reserve estimates reported by insureds and ceding companies, and represents the estimated ultimate payment amounts. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. The reserves are adjusted regularly based upon experience. The Company performs a continuing review of its claims and claim expenses, including its reserving techniques and the impact of retroceded risk. Retrocession reinsurance treaties do not relieve the Company of its obligation to direct writing companies. The reserves are also reviewed regularly by qualified actuaries employed or contracted by the Company. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the consolidated statements of income in the period in which the estimates are changed. Such changes in estimates could occur in a future period and may be material to the Company's results of operations and financial position in such period.

Deposits and Interest Expense

Deposits are interest-bearing deposits and primarily consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings plans, Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), commercial and consumer savings, and FDIC sweep deposits. Union Bank and Trust Company ("Union Bank"), a related party, is the program manager for the Educational 529 College Savings plans and trustee for the STFIT. CDs are accounts that have a stipulated maturity and interest rate. For savings accounts, the depositor may be required to give written notice of any intended withdrawal no less than seven days before the withdrawal is made. Generally, early withdrawal of brokered CDs is prohibited (except in the case of death or legal incapacity).

Nelnet Bank has intercompany deposits from Nelnet, Inc. and its subsidiaries. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

For bonds and notes payable, interest expense is based upon contractual interest rates, adjusted for the amortization of debt issuance costs and the accretion of discounts. The amortization of debt issuance costs and accretion of discounts are recognized using the effective interest method.

Transfer of Financial Assets and Extinguishments of Liabilities

The Company accounts for loan sales and debt repurchases in accordance with applicable accounting guidance. If a transfer of loans qualifies as a sale, the Company derecognizes the loan and recognizes a gain or loss as the difference between the carrying basis of the loan sold and the consideration received. The Company from time to time repurchases its outstanding debt and records a gain or loss on the early extinguishment of debt based upon the difference between the carrying amount of the debt and the amount paid to the third party.

Derivative Accounting

All over-the-counter derivative contracts are cleared post-execution at the Chicago Mercantile Exchange (CME), a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default.

The CME legally characterizes variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposure. For accounting and presentation purposes, the Company considers variation margin and the corresponding derivative instrument as a single unit of account. As such, variation margin payments are considered in determining the fair value of the centrally cleared derivative portfolio ("settled-to-market"). The Company records settled-to-market derivative contracts on its balance sheet with a fair value of zero due to the payment or receipt of variation margin between the Company and the CME settling the outstanding mark-to-market exposure on such derivatives to a balance of zero on a daily basis, and records the underlying daily changes in the market value of such derivative contracts that result in such receipts or payments on its income statement as realized derivative market value adjustments in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

The Company records derivative instruments that are not required to be cleared at a clearinghouse (non-centrally cleared derivatives) in the consolidated balance sheets on a gross basis as either an asset or liability measured at its fair value. Certain non-centrally cleared derivatives are subject to right of offset provisions with counterparties. For these derivatives, the Company does not offset fair value amounts executed with the same counterparty under a master netting arrangement. In addition, the Company does not offset fair value amounts recognized for derivative instruments with respect to the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable). The Company determines the fair value for its non-centrally cleared derivative instruments using either (i) pricing models that consider current market conditions and the contractual terms of the derivative instrument; or (ii) counterparty valuations. The factors that impact the fair value of the Company's derivatives include interest rates, time value, forward interest rate curve, and volatility factors.

Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in market value of derivative instruments is reported in current period earnings. Changes or shifts in the forward yield curve can significantly impact the valuation of the Company's derivatives, and therefore impact the results of operations of the Company. The changes in fair value of derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Unless an investment qualifies for proportional amortization, the Company uses the deferred method of accounting for its credits related to state tax incentives and investments that generate investment tax credits. The investment tax credits are recognized as a reduction to the related asset.

Income tax expense includes deferred tax expense, which represents a portion of the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies.

Compensation Expense for Stock Based Awards

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods, which range up to ten years. For those awards with only service conditions that have graded vesting schedules, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in substance, multiple awards. Holders of restricted stock are entitled to receive dividends from the date of grant whether or not vested. The Company accounts for forfeitures as they occur.

The Company also has a directors stock compensation plan pursuant to which directors can elect to receive their annual retainer fees in the form of fully vested shares of Class A common stock, and also elect to defer receipt of such shares until the termination of their service on the board of directors. The fair value of grants under this plan is determined on the grant date based on the Company's stock price and is expensed over the board member's annual service period.

Restructuring Activities

From time to time, the Company may implement plans to restructure the business. In conjunction with these restructuring plans, involuntary benefit arrangements, and certain other costs that are incremental and incurred as a direct result of the restructuring plans, are recognized as restructuring charges. See note 11 for additional information.

(Dollars in thousands, except share amounts, unless otherwise noted)

Translation of Foreign Currencies

The Company's foreign subsidiaries use the local currency of the countries in which they are located as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars (the Company's reporting currency) using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive earnings in the consolidated statements of shareholders' equity.

3. Loans and Accrued Interest Receivable and Allowance for Loan Losses

Loans and accrued interest receivable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Non-Nelnet Bank:		
Federally insured loans:		
Stafford and other	$ 2,108,960	2,936,174
Consolidation	6,279,604	8,750,033
Total	8,388,564	11,686,207
Private education loans	221,744	277,320
Consumer and other loans (a)	345,560	85,935
Non-Nelnet Bank loans	8,955,868	12,049,462
Nelnet Bank:		
Private education loans	482,445	360,520
Consumer and other loans (a)	162,152	72,352
Nelnet Bank loans	644,597	432,872
Accrued interest receivable	549,283	764,385
Loan discount and deferred lender fees, net of unamortized loan premiums and deferred origination costs	(42,114)	(33,872)
Allowance for loan losses:		
Non-Nelnet Bank:		
Federally insured loans	(49,091)	(68,453)
Private education loans	(11,130)	(15,750)
Consumer and other loans	(38,468)	(11,742)
Non-Nelnet Bank allowance for loan losses	(98,689)	(95,945)
Nelnet Bank:		
Private education loans	(10,086)	(3,347)
Consumer and other loans	(6,115)	(5,351)
Nelnet Bank allowance for loan losses	(16,201)	(8,698)
	$ 9,992,744	13,108,204

(a) During 2024, Nelnet Bank sold a $65.1 million consumer loan portfolio to the Company's AGM (non-Nelnet Bank) operating segment.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the allowance for loan losses as a percentage of the ending loan balance for each of the Company's loan portfolios.

	As of December 31, 2024	As of December 31, 2023
Non-Nelnet Bank:		
Federally insured loans (a)	0.59 %	0.59 %
Private education loans	5.02 %	5.68 %
Consumer and other loans (b)	11.13 %	13.66 %
Nelnet Bank:		
Private education loans	2.09 %	0.93 %
Consumer and other loans (b)	3.77 %	7.40 %

(a) As of December 31, 2024 and 2023, the allowance for loan losses as a percent of the risk sharing component of federally insured student loans not covered by the federal guaranty was 20.6% and 21.8%, respectively.

(b) Decrease as of December 31, 2024 compared with 2023 was due to the change in the mix of loans outstanding at the end of each period reported.

Loan Sales

During 2024, 2023, and 2022, the Company sold $726.6 million, $728.1 million, and $167.0 million of loans, respectively, and recognized net losses of $1.6 million, $17.7 million, and $8.6 million, respectively. Consumer loans sold by the Company during these periods were to non-affiliated third parties who securitized such loans. As partial consideration received for the majority of such loan portfolio sales, the Company received residual interest in the third parties’ loan securitizations that are included in "other investments and notes receivable, net" on the Company's consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

Activity in the Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses by portfolio segment.

	Balance at beginning of period	Provision (negative provision) for loan losses (a)	Charge-offs	Recoveries	Initial allowance on loans purchased with credit deterioration	Loan sales	Balance at end of period
	Year ended December 31, 2024						
Non-Nelnet Bank:							
Federally insured loans	$ 68,453	(917)	(18,445)	—	—	—	49,091
Private education loans	15,750	(392)	(5,045)	817	—	—	11,130
Consumer and other loans	11,742	29,000	(11,033)	1,349	—	7,410	38,468
Nelnet Bank:							
Private education loans	3,347	7,830	(3,084)	762	1,231	—	10,086
Consumer and other loans	5,351	18,918	(11,091)	347	—	(7,410)	6,115
	$ 104,643	54,439	(48,698)	3,275	1,231	—	114,890
	Year ended December 31, 2023						
Non-Nelnet Bank:							
Federally insured loans	$ 83,593	4,303	(19,593)	—	6	144	68,453
Private education loans	15,411	2,865	(3,306)	780	—	—	15,750
Consumer and other loans	30,263	(7,528)	(12,467)	1,474	—	—	11,742
Nelnet Bank:							
Federally insured loans	170	(14)	(12)	—	—	(144)	—
Private education loans	2,390	2,171	(1,214)	—	—	—	3,347
Consumer and other loans	—	6,245	(1,775)	881	—	—	5,351
	$ 131,827	8,042	(38,367)	3,135	6	—	104,643
	Year ended December 31, 2022						
Non-Nelnet Bank:							
Federally insured loans	$ 103,381	3,731	(24,181)	—	662	—	83,593
Private education loans	16,143	2,487	(3,879)	656	—	4	15,411
Consumer and other loans	6,481	26,915	(3,725)	592	—	—	30,263
Nelnet Bank:							
Federally insured loans	268	(93)	(5)	—	—	—	170
Private education loans	840	1,860	(306)	—	—	(4)	2,390
	$ 127,113	34,900	(32,096)	1,248	662	—	131,827

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Once a loan is classified as held for sale, any allowance for loan losses that existed immediately prior to the reclassification to held for sale is reversed through provision. The following table presents the reduction to provision for loan losses as a result of the loan sales described under "Loan Sales" above.

	Provision for current period	Loan sale reduction to provision	Provision (negative provision) for loan losses
	Year ended December 31, 2024		
Non-Nelnet Bank			
Consumer and other loans	$ 42,529	(13,529)	29,000
	Year ended December 31, 2023		
Non-Nelnet Bank			
Consumer and other loans	$ 49,807	(57,335)	(7,528)
	Year ended December 31, 2022		
Non-Nelnet Bank			
Consumer and other loans	$ 38,383	(11,468)	26,915

The following table summarizes annualized net charge-offs as a percentage of average loans for each of the Company's loan portfolios.

	Year ended December 31,		
	2024	2023	2022
Non-Nelnet Bank:			
Federally insured loans	0.18 %	0.15 %	0.15 %
Private education loans	1.70 %	0.99 %	1.18 %
Consumer and other loans	7.58 %	5.67 %	2.05 %
Nelnet Bank:			
Federally insured loans	—	0.02 %	0.01 %
Private education loans	0.60 %	0.34 %	0.10 %
Consumer and other loans	6.69 %	2.64 %	—

During the year ended December 31, 2022, the Company recorded a provision for loan losses due to (i) management's estimate of declining economic conditions as of December 31, 2022 in comparison to management's estimate of economic conditions used to determine the allowance for loan losses as of December 31, 2021; and (ii) the establishment of an initial allowance for loans originated and acquired during the period.

During the years ended December 31, 2023 and 2024, the Company recorded a provision for loan losses primarily due to the establishment of an initial allowance for consumer and other loans originated and acquired during the period. During 2024, additional provision was also recorded on a pool of consumer loans at both Nelnet Bank and AGM (Non-Nelnet Bank) in which loss expectations increased during the period.

During 2022, 2023 and 2024, provision for loan losses was offset by the amortization of the federally insured loan portfolio; and during 2022 and 2023 by an increase in expected prepayments as a result of continued initiatives offered and proposed by the Department for FFELP borrowers to consolidate their loans into Federal Direct Loan Program loans with the Department.

Unfunded Loan Commitments

As of December 31, 2024 and 2023, Nelnet Bank had a liability of approximately $326,000 and $158,000, respectively, related to $40.7 million and $12.3 million, respectively, of unfunded private education, consumer, and other loan commitments. When a new loan commitment is made, the Company records an allowance that is included in "other liabilities" on the consolidated balance sheet by recording a provision for loan losses. When the loan is funded, the Company transfers the liability to the allowance for loan losses. Below is a reconciliation of the provision for loan losses reported in the consolidated statements of income.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31,		
	2024	2023	2022
Provision for loan losses from allowance activity table above	$ 54,439	8,042	34,900
Provision for unfunded loan commitments	168	73	73
Provision for loan losses reported in consolidated statements of income	$ 54,607	8,115	34,973

Key Credit Quality Indicators

Loan Status and Delinquencies

Key credit quality indicators for the Company's federally insured, private education, consumer, and other loan portfolios are loan status, including delinquencies. The impact of changes in loan status is incorporated into the allowance for loan losses calculation. Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. Loans in repayment include loans on which borrowers are making interest only or fixed payments, as well as loans that have entered full principal and interest repayment status after any applicable grace period (but, for purposes of the following tables, do not include those loans while they are in forbearance). The following table presents the Company's loan status and delinquency amounts.

	As of December 31,								
	2024			2023			2022		
Federally insured loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 376,765	4.5 %		$ 522,304	4.5 %		$ 637,919	4.7 %	
Loans in forbearance (b)	586,412	7.0		979,588	8.4		1,103,181	8.1	
Loans in repayment status:									
Loans current	6,374,897		85.9 %	8,416,624		82.6 %	10,173,859		86.0 %
Loans delinquent 31-60 days (c)	243,348		3.3	377,108		3.7	415,305		3.5
Loans delinquent 61-90 days (c)	166,474		2.2	254,553		2.5	253,565		2.2
Loans delinquent 91-120 days (c)	113,838		1.5	187,145		1.9	180,029		1.5
Loans delinquent 121-270 days (c)	380,823		5.1	685,829		6.7	534,410		4.5
Loans delinquent 271 days or greater (c)(d)	146,007		2.0	263,056		2.6	268,205		2.3
Total loans in repayment	7,425,387	88.5	100.0 %	10,184,315	87.1	100.0 %	11,825,373	87.2	100.0 %
Total federally insured loans	8,388,564	100.0 %		11,686,207	100.0 %		13,566,473	100.0 %	
Accrued interest receivable	540,272			757,713			808,150		
Loan discount, net of unamortized premiums and deferred origination costs	(21,513)			(28,963)			(35,468)		
Allowance for loan losses	(49,091)			(68,453)			(83,593)		
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 8,858,232			$ 12,346,504			$ 14,255,562		
Private education loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 5,997	2.7 %		$ 9,475	3.4 %		$ 12,756	5.1 %	
Loans in forbearance (b)	2,089	0.9		2,529	0.9		2,017	0.8	
Loans in repayment status:									
Loans current	206,825		96.8 %	257,639		97.1 %	232,539		97.9 %
Loans delinquent 31-60 days (c)	3,424		1.6	3,395		1.3	2,410		1.0
Loans delinquent 61-90 days (c)	1,275		0.6	1,855		0.7	767		0.3
Loans delinquent 91 days or greater (c)	2,134		1.0	2,427		0.9	1,894		0.8
Total loans in repayment	213,658	96.4	100.0 %	265,316	95.7	100.0 %	237,610	94.1	100.0 %
Total private education loans	221,744	100.0 %		277,320	100.0 %		252,383	100.0 %	
Accrued interest receivable	2,019			2,653			2,146		
Loan discount, net of unamortized premiums	(6,350)			(8,037)			(38)		
Allowance for loan losses	(11,130)			(15,750)			(15,411)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 206,283			$ 256,186			$ 239,080		

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31,								
	2024			2023			2022		
Consumer and other loans - Non-Nelnet Bank:									
Loans in deferment	$ 150	0.0 %		$ 146	0.2 %		$ 109	0.0 %	
Loans in repayment status:									
Loans current	335,355		97.1 %	81,195		94.6 %	346,812		98.9 %
Loans delinquent 31-60 days (c)	3,667		1.1	2,035		2.4	1,906		0.5
Loans delinquent 61-90 days (c)	2,143		0.6	1,189		1.4	764		0.2
Loans delinquent 91 days or greater (c)	4,245		1.2	1,370		1.6	1,324		0.4
Total loans in repayment	345,410	100.0	100.0 %	85,789	99.8	100.0 %	350,806	100.0	100.0 %
Total consumer and other loans	345,560	100.0 %		85,935	100.0 %		350,915	100.0 %	
Accrued interest receivable	1,868			861			3,658		
Loan discount and deferred lender fees, net of unamortized premiums	(10,713)			(2,474)			(588)		
Allowance for loan losses	(38,468)			(11,742)			(30,263)		
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 298,247			$ 72,580			$ 323,722		
Private education loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 31,674	6.6 %		$ 19,089	5.3 %		$ 11,580	3.3 %	
Loans in forbearance (b)	3,061	0.6		1,285	0.4		864	0.2	
Loans in repayment status:									
Loans current	439,569		98.2 %	338,448		99.5 %	340,830		99.8 %
Loans delinquent 30-59 days (c)	4,327		1.0	839		0.2	167		0.1
Loans delinquent 60-89 days (c)	1,497		0.3	253		0.1	32		0.0
Loans delinquent 90 days or greater (c)	2,317		0.5	606		0.2	409		0.1
Total loans in repayment	447,710	92.8	100.0 %	340,146	94.3	100.0 %	341,438	96.5	100.0 %
Total private education loans	482,445	100.0 %		360,520	100.0 %		353,882	100.0 %	
Accrued interest receivable	4,103			2,023			1,152		
Loan discount, net of unamortized premiums and deferred origination costs	(4,581)			5,608			5,360		
Allowance for loan losses	(10,086)			(3,347)			(2,390)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 471,881			$ 364,804			$ 358,004		
Consumer and other loans - Nelnet Bank (e):									
Loans in deferment	$ 5,186	3.2 %		$ 103	0.1 %				
Loans in repayment status:									
Loans current	155,772		99.2 %	69,584		96.3 %			
Loans delinquent 30-59 days (c)	803		0.5	1,075		1.5			
Loans delinquent 60-89 days (c)	243		0.2	941		1.3			
Loans delinquent 90 days or greater (c)	148		0.1	649		0.9			
Total loans in repayment	156,966	96.8	100.0 %	72,249	99.9	100.0 %			
Total consumer and other loans	162,152	100.0 %		72,352	100.0 %				
Accrued interest receivable	1,021			575					
Loan premium, net of unaccreted discount	1,043			(6)					
Allowance for loan losses	(6,115)			(5,351)					
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 158,101			$ 67,570					

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in-school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater includes loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency for reinsurance.

(e) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

(Dollars in thousands, except share amounts, unless otherwise noted)

FICO Scores

An additional key credit quality indicator for Nelnet Bank private education and consumer loans is FICO scores at the time of origination or purchase. The following tables highlight the principal balance of Nelnet Bank's portfolios, by year of origination, stratified by FICO score at the time of origination.

Nelnet Bank Private Education Loans

	Loan balance as of December 31, 2024						
	2024	**2023**	**2022**	**2021**	**2020**	**Prior years**	**Total**
FICO at origination or purchase:							
Less than 705	$ 2,566	3,578	4,759	4,182	331	15,485	30,901
705 - 734	3,736	8,874	19,666	7,531	426	12,349	52,582
735 - 764	4,398	8,629	29,918	12,775	1,286	17,920	74,926
765 - 794	4,600	6,115	46,340	24,073	1,105	23,867	106,100
Greater than 794	9,971	15,471	67,454	49,408	4,406	63,258	209,968
No FICO score available or required (a)	2,476	5,492	—	—	—	—	7,968
	$ 27,747	48,159	168,137	97,969	7,554	132,879	482,445

	Loan balance as of December 31, 2023				
	2023	**2022**	**2021**	**2020**	**Total**
FICO at origination or purchase:					
Less than 705	$ 3,840	5,495	4,647	386	14,368
705 - 734	9,534	21,961	8,805	525	40,825
735 - 764	8,648	32,969	14,910	1,358	57,885
765 - 794	5,776	52,045	27,221	1,374	86,416
Greater than 794	15,057	77,996	58,695	5,226	156,974
No FICO score available or required (a)	4,052	—	—	—	4,052
	$ 46,907	190,466	114,278	8,869	360,520

Nelnet Bank Consumer and Other Loans

	Loan balance as of December 31, 2024						
	2024	**2023**	**2022**	**2021**	**2020**	**Prior years**	**Total**
FICO at origination:							
Less than 720	$ 19,264	1,762	—	376	675	1,170	23,247
720 - 769	41,217	4,502	19	6,152	5,448	3,105	60,443
Greater than 769	57,323	6,577	103	5,834	2,755	1,165	73,757
No FICO score available or required (a)	3,936	437	277	55	—	—	4,705
	$ 121,740	13,278	399	12,417	8,878	5,440	162,152

	Loan balance as of December 31, 2023			
	2023	**2022**	**2021**	**Total**
FICO at origination:				
Less than 720	$ 21,412	—	—	21,412
720 - 769	33,571	51	—	33,622
Greater than 769	16,484	109	—	16,593
No FICO score available or required (a)	386	284	55	725
	$ 71,853	444	55	72,352

(a) Loans with no FICO score available or required refers to loans issued to borrowers for which the Company cannot obtain a FICO score or are not required to under a special purpose credit program. Management proactively assesses the risk and size of this loan category and, when necessary, takes actions to mitigate the credit risk.

(Dollars in thousands, except share amounts, unless otherwise noted)

Nonaccrual Status

The Company does not place federally insured loans on nonaccrual status due to the government guaranty. The amortized cost of private education, consumer, and other loans on nonaccrual status, as well as the allowance for loan losses related to such loans, as of December 31, 2024, 2023, and 2022 was not material.

Amortized Cost Basis by Origination Year

The following table presents the amortized cost of the Company's private education, consumer, and other loans by loan status and delinquency amount as of December 31, 2024, based on year of origination. Effective July 1, 2010, no new loan originations can be made under the FFEL Program and all new federal loan originations must be made under the Federal Direct Loan Program. As such, all the Company's federally insured loans were originated prior to July 1, 2010.

	2024	2023	2022	2021	2020	Prior years	Total
Private education loans - Non-Nelnet Bank:							
Loans in-school/grace/deferment	$ —	—	460	2,401	568	2,568	5,997
Loans in forbearance	—	—	41	203	354	1,491	2,089
Loans in repayment status:							
Loans current	—	198	4,226	5,567	39,446	157,388	206,825
Loans delinquent 31-60 days	—	—	—	23	446	2,955	3,424
Loans delinquent 61-90 days	—	—	12	36	5	1,222	1,275
Loans delinquent 91 days or greater	—	—	—	16	150	1,968	2,134
Total loans in repayment	—	198	4,238	5,642	40,047	163,533	213,658
Total private education loans	$ —	198	4,739	8,246	40,969	167,592	221,744
Accrued interest receivable							2,019
Loan discount, net of unamortized premiums							(6,350)
Allowance for loan losses							(11,130)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 206,283
Gross charge-offs - year ended December 31, 2024	$ —	—	—	90	271	4,684	5,045
Consumer and other loans - Non-Nelnet Bank:							
Loans in deferment	$ 51	99	—	—	—	—	150
Loans in repayment status:							
Loans current	284,333	47,626	2,746	342	243	65	335,355
Loans delinquent 31-60 days	1,969	1,611	60	20	6	1	3,667
Loans delinquent 61-90 days	886	1,164	83	10	—	—	2,143
Loans delinquent 91 days or greater	2,058	1,790	335	57	—	5	4,245
Total loans in repayment	289,246	52,191	3,224	429	249	71	345,410
Total consumer and other loans	$ 289,297	52,290	3,224	429	249	71	345,560
Accrued interest receivable							1,868
Loan discount and deferred lender fees, net of unamortized premiums							(10,713)
Allowance for loan losses							(38,468)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 298,247
Gross charge-offs - year ended December 31, 2024	$ 479	8,197	1,961	236	40	120	11,033

(Dollars in thousands, except share amounts, unless otherwise noted)

	2024	2023	2022	2021	2020	Prior years	Total
Private education loans - Nelnet Bank (a):							
Loans in-school/grace/deferment	$ 14,402	9,733	5,942	439	219	939	31,674
Loans in forbearance	—	63	926	743	105	1,224	3,061
Loans in repayment status:							
Loans current	12,802	36,592	160,467	95,821	7,105	126,782	439,569
Loans delinquent 30-59 days	209	1,087	457	715	—	1,859	4,327
Loans delinquent 60-89 days	169	176	55	42	—	1,055	1,497
Loans delinquent 90 days or greater	165	508	290	209	125	1,020	2,317
Total loans in repayment	13,345	38,363	161,269	96,787	7,230	130,716	447,710
Total private education loans	$ 27,747	48,159	168,137	97,969	7,554	132,879	482,445
Accrued interest receivable							4,103
Loan discount, net of unamortized premiums and deferred origination costs							(4,581)
Allowance for loan losses							(10,086)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 471,881
Gross charge-offs - year ended December 31, 2024	$ 113	1,010	986	342	47	586	3,084
Consumer and other loans - Nelnet Bank (a):							
Loans in deferment	$ 5,186	—	—	—	—	—	5,186
Loans in repayment status:							
Loans current	116,055	12,944	399	12,211	8,782	5,381	155,772
Loans delinquent 30-59 days	333	199	—	158	94	19	803
Loans delinquent 60-89 days	115	51	—	48	2	27	243
Loans delinquent 90 days or greater	51	84	—	—	—	13	148
Total loans in repayment	116,554	13,278	399	12,417	8,878	5,440	156,966
Total consumer and other loans	$ 121,740	13,278	399	12,417	8,878	5,440	162,152
Accrued interest receivable							1,021
Loan premium, net of unaccreted discount							1,043
Allowance for loan losses							(6,115)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 158,101
Gross charge-offs - year ended December 31, 2024	$ 958	9,776	—	221	45	91	11,091

(a) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

(Dollars in thousands, except share amounts, unless otherwise noted)

4. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2024		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 6,923,824	4.89% - 6.45%	8/26/30 - 9/25/69
Bonds and notes based on auction	36,395	5.71% - 5.72%	3/22/32 - 8/25/37
Total FFELP variable-rate bonds and notes	6,960,219		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	346,359	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facilities	853,165	4.41% - 4.69%	1/31/26 / 4/1/26
Consumer loan warehouse facilities	90,000	4.46% / 4.57%	8/1/26 / 11/13/27
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	54,973	5.90% / 6.82%	6/25/49 / 11/25/53
Fixed-rate bonds and notes issued in private education loan asset-backed securitizations	50,415	5.35% / 7.15%	12/28/43 / 11/25/53
Unsecured line of credit	—	—	9/22/26
Participation agreements	3,320	5.27% - 5.82%	5/4/25 / 1/30/33
	8,358,451		
Discount on bonds and notes payable and debt issuance costs	(48,654)		
Total	$ 8,309,797		

	As of December 31, 2023		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 9,552,667	5.45% - 7.47%	8/26/30 - 9/25/69
Bonds and notes based on auction	87,360	0.00% - 6.45%	3/22/32 - 11/26/46
Total FFELP variable-rate bonds and notes	9,640,027		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	471,427	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facilities	1,398,485	5.41% / 5.70%	4/2/25 / 5/22/25
Consumer loan warehouse facility	23,691	5.70%	11/14/25
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	80,393	6.90% / 7.57%	6/25/49 / 11/25/53
Fixed-rate bonds and notes issued in private education loan asset-backed securitizations	80,130	5.35% / 7.15%	12/28/43 / 11/25/53
Unsecured line of credit	—	—	9/22/26
Participation agreements	10,063	5.58% - 6.08%	3/12/24 / 5/4/24
Repurchase agreement	208,164	6.35% - 6.81%	1/22/24 - 12/20/24
Other - due to related party (a)	5,778	5.00% - 6.05%	3/1/24 - 11/15/30
	11,918,158		
Discount on bonds and notes payable and debt issuance costs	(89,765)		
Total	$ 11,828,393		

(a) Union Bank, a related party, provided funding to the Company for certain properties and solar fields. During 2024, all such loans were paid in full.

(Dollars in thousands, except share amounts, unless otherwise noted)

Warehouse Facilities

The Company funds a portion of its loan acquisitions using warehouse facilities. Loan warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements. The following table summarizes the Company's warehouse facilities as of December 31, 2024.

Type of loans	Maximum financing amount	Amount outstanding	Amount available	Expiration of liquidity provisions	Final maturity date	Advance rate	Advanced as equity support
FFELP (a)	$ 600,000	564,796	35,204	1/31/2025	1/31/2026	note (b)	$ 40,769
FFELP (c)	375,000	288,369	86,631	4/1/2025	4/1/2026	92 %	24,186
	$ 975,000	853,165	121,835				$ 64,955
Consumer (d)	$ 100,000	5,000	95,000	11/13/2026	11/13/2027	70 %	$ 2,111
Consumer (e)	125,000	85,000	40,000	1/1/2026	8/1/2026	60% - 80%	20,441
	$ 225,000	90,000	135,000				$ 22,552

(a) During 2024, this facility was amended resulting in a reduction of the maximum financing amount from $1.25 billion to $600 million and extending the expiration of liquidity provisions and final maturity date to January 31, 2025 and January 31, 2026, respectively. On January 31, 2025, the Company extended the liquidity provisions and final maturity date on this facility to July 31, 2025 and July 31, 2026, respectively.

(b) This facility has a static advance rate until the expiration date of the liquidity provisions. The maximum advance rates for this facility are 90% to 96%, and the minimum advance rates are 84% to 90%. In the event the liquidity provisions are not extended, the valuation agent has the right to perform a one-time mark to market on the underlying loans funded in this facility, subject to a floor. The loans would then be funded at this new advance rate until the final maturity date of the facility.

(c) During 2024, this facility was amended resulting in a reduction of the maximum financing amount from $432 million to $375 million, and extending the expiration of liquidity provisions and final maturity date to April 1, 2025 and April 1, 2026, respectively.

(d) During 2024, this facility was amended resulting in a reduction of the maximum financing amount from $200 million to $100 million and extending the expiration of liquidity provisions and final maturity date to November 13, 2026 and November 13, 2027, respectively.

(e) On July 1, 2024, the Company closed on this $125 million consumer loan facility.

Asset-backed securitizations

The Company has historically relied upon asset-backed securitizations as its most significant source of funding for loans. The net cash flow the Company receives from the securitized loans generally represents the excess amounts, if any, generated by the underlying loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company’s rights to cash flow from securitized loans are subordinate to bondholder interests, and the securitized loans may fail to generate any cash flow beyond what is due to bondholders. The bonds and notes payable are primarily secured by the loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective financing agreements.

On November 16, 2023, the Company completed a $189.6 million (par value) private education loan asset-backed securitization. The notes issued have a final maturity date of November 25, 2053. There were no asset-backed securitization transactions completed during the year ended December 31, 2024.

Unsecured Line of Credit

The Company has a $495.0 million unsecured line of credit that has a maturity date of September 22, 2026. As of December 31, 2024, no amount was outstanding on the line of credit and $495.0 million was available for future use.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants, which exclude Nelnet Bank, include, among others, maintaining:

- A minimum consolidated net worth
- A limitation on recourse indebtedness to adjusted EBITDA (over the last four rolling quarters)
- A limitation on recourse and non-recourse indebtedness
- A limitation on the amount of private education, consumer, and other (non-FFELP) loans in the Company’s portfolio
- A limitation on permitted investments, including business acquisitions that are not in one of the Company's existing lines of business

(Dollars in thousands, except share amounts, unless otherwise noted)

As of December 31, 2024, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its warehouse facilities. The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings have modest implications on the pricing level at which the Company obtains funds. A default on the Company's other debt facilities would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit, if any, becoming immediately due and payable.

Repurchase Agreement

The Company had a repurchase agreement with a non-affiliated third party, the proceeds of which were collateralized by certain private education loan asset-backed securities (bond investments). The outstanding balance of this facility was paid in full during the fourth quarter of 2024.

Nelnet Bank

Nelnet Bank has unsecured Federal Funds lines of credit with correspondent banks totaling $50.0 million at a stated interest rate at the time of borrowing. Nelnet Bank has also established accounts at the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB), which are secured and accept pledges of eligible securities. In addition, FFELP and private education loans are accepted as collateral for FRB borrowings. As of December 31, 2024 and 2023, Nelnet Bank had no amounts drawn on its Federal Funds, FRB, or FHLB lines of credit. As of December 31, 2024, the Bank has $115.8 million of collateral pledged with the FRB that it may borrow against.

Debt Covenants

Certain bond resolutions and related credit agreements contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. The Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2024.

Maturity Schedule

Bonds and notes outstanding as of December 31, 2024 are due in varying amounts as shown below.

2025	$	100
2026		938,165
2027		5,000
2028		—
2029		—
2030 and thereafter		7,415,186
	$	8,358,451

Generally, the Company's secured financing instruments can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain lending subsidiaries.

Debt Repurchases

The following table summarizes the Company's repurchases of its own debt. Gains/losses recorded by the Company from the repurchase of debt are included in “other, net” in "other income (expense)" on the Company’s consolidated statements of income.

	Year ended December 31,		
	2024	**2023**	**2022**
Purchase price	$ (7,585)	(5,112)	(67,081)
Par value	7,671	5,941	69,133
Remaining unamortized cost of issuance	(32)	(14)	(821)
Gain, net of losses	$ 54	815	1,231

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. As of December 31, 2024, the Company holds $97.5 million (par value) of its own FFELP asset-backed securities.

Debt Redemptions

During 2024 and 2023, the Company redeemed $364.6 million and $188.6 million, respectively, of FFELP loan asset-backed debt securities (bonds and notes payable) prior to their maturity. The remaining unamortized debt discount associated with these bonds was written-off, resulting in a $6.3 million and $25.9 million non-cash expense recognized in 2024 and 2023, respectively. The expense related to the acceleration of unamortized debt discount costs is included in "interest expense on bonds and notes payable and bank deposits" on the consolidated statements of income.

5. Derivative Financial Instruments

Non-Nelnet Bank Derivatives

The Company uses settled-to-market derivative financial instruments to manage interest rate risk. The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The Company periodically reviews the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses settled-to-market derivative instruments as part of its overall risk management strategy. Settled-to-market derivative instruments used as part of the Company's interest rate risk management strategy are discussed below.

Basis Swaps

The Company earns interest on the majority of its FFELP student loan assets based on a 30-day average SOFR index while a portion of its FFELP loan assets is funded with 90-day average SOFR and 3-month CME term SOFR. Prior to the discontinuation of LIBOR on June 30, 2023, interest earned on the majority of the Company's FFELP student loan assets was indexed to the one-month LIBOR rate. Meanwhile, the Company funded a portion of its FFELP loan assets with three-month LIBOR indexed floating rate securities. The differing interest rate characteristics of the Company's loan assets versus the liabilities funding these assets results in basis risk, which impacts the Company's excess spread earned on its loans.

The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its assets, which generally occur daily.

As of December 31, 2024, the Company’s AGM operating segment had $7.9 billion, $0.3 billion, and $0.3 billion of FFELP loans indexed to the 30-day average SOFR rate, three-month commercial paper rate, and the three-month treasury bill rate, respectively, the indices for which reset daily, and $2.0 billion of debt indexed to 90-day average SOFR and 3-month CME term SOFR, the indices for which reset quarterly, and $5.0 billion of debt indexed to 30-day average SOFR and 1-month CME term SOFR, the indices for which reset monthly.

The Company has used derivative instruments to hedge its basis risk and repricing risk. The Company has entered into basis swaps in which the Company receives and pays the term adjusted SOFR plus the tenor spread adjustment to LIBOR. Prior to the discontinuation of LIBOR on June 30, 2023, the Company received three-month LIBOR set discretely in advance and paid one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps").

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the Company's 1:3 Basis Swaps outstanding:

	As of December 31,	
	2024	2023
Maturity	Notional amount	Notional amount
2024	$ —	1,750,000
2026	1,150,000	1,150,000
2027	250,000	250,000
	$ 1,400,000	3,150,000

The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2024 and 2023 was the term adjusted SOFR (plus the tenor spread adjustment relating to LIBOR) plus 10.4 basis points and 10.1 basis points, respectively.

Interest Rate Swaps – Floor Income Hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for these loans to the Department.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2024, 2023, and 2022, the Company had $0.4 billion, $0.3 billion, and $0.9 billion, respectively, of FFELP student loan assets that were earning fixed rate floor income.

The following table summarizes the outstanding derivative instruments used by the Company as of December 31, 2024 and 2023 to economically hedge loans earning fixed rate floor income.

Maturity	Notional amount	Weighted average fixed rate paid by the Company (a)
2026	$ 200,000	3.92 %
2028	50,000	3.56
2029 (b)	50,000	3.17
2030 (c)	100,000	3.63
	$ 400,000	3.71 %

(a) For all interest rate derivatives, the Company receives payments based on SOFR, the majority of which reset quarterly.

(b) This $50 million notional amount derivative has a forward effective start date in January 2026.

(c) A $50 million notional amount derivative maturing in 2030 has a forward effective start date in November 2025.

During the first quarter of 2023, the Company received cash proceeds of $183.2 million, which included $19.1 million related to 2023 settlements, to terminate $2.8 billion in notional amount of floor income interest rate swaps prior to their final maturity.

(Dollars in thousands, except share amounts, unless otherwise noted)

Nelnet Bank Derivatives

Interest Rate Swaps

Non-centrally cleared derivative instruments are used by Nelnet Bank to hedge the exposure to variability in cash flows of variable rate intercompany deposits primarily to minimize the exposure to volatility in cash flows from future changes in interest rates. Nelnet Bank has structured these derivatives so that each is economically effective; however, because these derivatives are hedging intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. As a result, the change in market value of these derivative instruments is reported in current period earnings and presented in "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

The following table summarizes the outstanding derivative instruments used by Nelnet Bank to hedge exposure to variability in cash flows related to variable rate intercompany deposits.

	As of December 31, 2024		As of December 31, 2023	
Maturity	Notional amount	Weighted average fixed rate paid by the Company (a)	Notional amount	Weighted average fixed rate paid by the Company (a)
2028	$ 40,000	3.33 %	$ 40,000	3.33 %
2029	25,000	3.37	—	—
2030 (b)	50,000	3.06	50,000	3.06
2032 (c)	25,000	4.03	25,000	4.03
2033 (d)	25,000	3.90	25,000	3.90
	$ 165,000	3.44 %	$ 140,000	3.46 %

(a) For all interest rate derivatives, the Company receives monthly or quarterly payments based on SOFR that resets daily.

(b) These $25 million notional amount derivatives have forward effective start dates in April 2026 and May 2026, respectively.

(c) This $25 million notional amount derivative has a forward effective start date in February 2027.

(d) This $25 million notional amount derivative has a forward effective start date in November 2025.

Consolidated Financial Statement Impact Related to Derivatives

Balance Sheets

Unlike the Company's Non-Nelnet Bank derivatives, Nelnet Bank's derivatives are not cleared post-execution at a regulated clearinghouse. As such, the Company records these derivative instruments in the consolidated balance sheets on a gross basis as either an asset (included in "other assets") or liability (included in "other liabilities") measured at fair value. The following table summarizes the fair value of the Company's Nelnet Bank derivatives as reflected in the consolidated balance sheets.

	As of December 31,			
	2024	2023	2024	2023
	Fair value of asset derivatives		Fair value of liability derivatives	
Interest rate swaps - Nelnet Bank	$ 3,232	452	53	1,976

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income

The following table summarizes the components of "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

	Year ended December 31,		
	2024	**2023**	**2022**
Settlements:			
1:3 basis swaps	$ 929	1,544	(206)
Interest rate swaps - floor income hedges	4,288	23,044	33,149
Interest rate swaps - Nelnet Bank	917	484	—
Total settlements - income	6,134	25,072	32,943
Change in fair value:			
1:3 basis swaps	(860)	(567)	2,262
Interest rate swaps - floor income hedges	6,282	(39,683)	229,429
Interest rate swaps - Nelnet Bank	4,702	(1,523)	—
Total change in fair value - income (expense)	10,124	(41,773)	231,691
Derivative market value adjustments and derivative settlements, net - income (expense)	$ 16,258	(16,701)	264,634

Derivative Instruments - Market Risk

Interest rate movements have an impact on the amount of variation margin and collateral the Company may be required to pay to its third-party clearinghouse and counterparties, respectively. The Company attempts to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company's derivative portfolio and hedging strategy is reviewed periodically by its internal risk committee, Board of Directors' Risk and Finance Committee, and Nelnet Bank's Board of Directors (for Nelnet Bank derivatives). With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its liquidity or capital resources, nor expects future movements in interest rates to have a material impact on its ability to meet variation margin and collateral payments.

(Dollars in thousands, except share amounts, unless otherwise noted)

6. Investments and Notes Receivable

A summary of the Company's "total investments and notes receivable" follows:

	As of December 31, 2024				As of December 31, 2023			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investments (at fair value):								
Available-for-sale asset-backed securities								
Non-Nelnet Bank:								
FFELP loan	$ 188,386	5,804	(896)	193,294	271,479	4,883	(5,393)	270,969
FFELP loan and other debt securities - restricted (a)	98,914	3,151	(78)	101,987	16,993	1,069	(93)	17,969
Private education loan (b)	237,288	—	(18,118)	219,170	281,791	—	(28,874)	252,917
Other debt securities	32,552	2,500	—	35,052	41,693	2,020	(1,275)	42,438
Total Non-Nelnet Bank	557,140	11,455	(19,092)	549,503	611,956	7,972	(35,635)	584,293
Nelnet Bank:								
FFELP loan (c)	231,543	6,060	(270)	237,333	304,555	4,488	(2,286)	306,757
Private education loan	1,596	—	—	1,596	17,083	20	(10)	17,093
Other debt securities	296,944	1,775	(1,325)	297,394	49,284	117	(1,641)	47,760
Total Nelnet Bank	530,083	7,835	(1,595)	536,323	370,922	4,625	(3,937)	371,610
Total available-for-sale asset-backed securities	$1,087,223	19,290	(20,687)	1,085,826	982,878	12,597	(39,572)	955,903
Equity securities				74,494				50,907
Total investments at fair value				1,160,320				1,006,810
Other investments and notes receivable (not measured at fair value):								
Held-to-maturity investments								
Non-Nelnet Bank:								
Debt securities				—				4,700
Nelnet Bank:								
FFELP loan asset-backed securities (c)				203,439				149,938
Private education loan asset-backed securities				7,335				8,100
Total Nelnet Bank				210,774				158,038
Total held-to-maturity investments				210,774				162,738
Venture capital, funds, and other:								
Measurement alternative (d)				200,782				194,084
Equity method				170,258				91,464
Total venture capital and funds				371,040				285,548
Real estate:								
Equity method				131,745				103,811
Investment in ALLO:								
Voting interest/equity method (e)				—				10,693
Preferred membership interest (f)				225,614				155,047
Total investment in ALLO				225,614				165,740
Beneficial interest in loan securitizations (g):								
Consumer loans, net of allowance for credit losses of $38,590 as of December 31, 2024				142,764				134,113
Private education loans, net of allowance for credit losses of $901 as of December 31, 2024				52,824				68,372
Federally insured student loans				18,221				22,594
Total beneficial interest in loan securitizations, net of allowance				213,809				225,079
Solar (h)				(155,048)				(146,040)
Notes receivable				32,258				53,747
Tax liens, affordable housing, and other				10,184				7,243
Total other investments and notes receivable (not measured at fair value)				1,040,376				857,866
Total investments and notes receivable				$ 2,200,696				$ 1,864,676

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Represent investments held in third-party trusts as collateral for the Company's reinsurance business.

(b) In December 2020, Wells Fargo announced the sale of its approximately $10 billion portfolio of private education loans. The Company entered into a joint venture with other investors to acquire the loans. Under the terms of the joint venture agreements, the Company serves as the sponsor and administrator for the loan securitizations completed by the joint venture to permanently finance the loans acquired. As sponsor of the loan securitizations, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement.

The bonds purchased to satisfy the risk retention requirement are included in the above table and as of December 31, 2024, the par value and fair value of these securities was $237.3 million and $219.2 million, respectively. The Company must retain these investment securities until the latest of (i) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (ii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party.

(c) On May 22, 2024, securities at Nelnet Bank with a fair value of $70.6 million were transferred from available-for-sale to held-to-maturity. The securities were reclassified at fair value at the time of the transfer, and such transfer represented a non-cash transaction. Accumulated other comprehensive income as of May 22, 2024 included pre-tax unrealized gains of $3.4 million related to the transfer. These unrealized gains are being amortized, consistent with the amortization of any premiums on such securities, over the remaining lives of the respective securities as an adjustment of yield.

(d) The Company has an investment in Agile Sports Technologies, Inc. (doing business as "Hudl"). During the fourth quarter of 2024, the Company acquired additional ownership interests in Hudl for $3.3 million from existing Hudl investors. This transaction was not considered an observable market transaction (not orderly) because it was not subject to customary marketing activities. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the transaction value. As of December 31, 2024, the carrying amount of the Company's investment in Hudl is $168.7 million. David S. Graff, who has served on the Company's Board of Directors since May 2014, is CEO, co-founder, and a director of Hudl.

The Company's equity ownership interests in Hudl consist of preferred stock with certain liquidation preferences that are considered substantive. Accordingly, for accounting purposes, the Company's equity ownership interests are not considered in-substance common stock and the Company is accounting for its equity investment in Hudl using the measurement alternative method.

(e) The Company recognized losses under the HLBV method of accounting on its ALLO voting membership interests investment of $10.7 million, $65.3 million, and $68.0 million during the years ended December 31, 2024, 2023, and 2022, respectively. Losses from the Company's investment in ALLO are included in "other, net" in "other income (expense)" on the consolidated statements of income. Absent additional equity contributions with respect to ALLO's voting membership interests, the Company will not recognize additional losses for its voting membership interests in ALLO.

(f) As of December 31, 2024, the outstanding preferred membership interests of ALLO held by the Company was $225.6 million. The Company earns a preferred return on these interests. The accrued preferred return capitalizes to preferred membership interests annually on each December 31. The Company historically earned a preferred annual return of 6.25% that increased to 10.00% on April 1, 2024 for $155.0 million of preferred membership interests of ALLO held by the Company. On December 31, 2024, $14.1 million of accrued preferred return was capitalized to preferred membership interests. The preferred annual return on the updated balance of $169.1 million preferred membership interests increased to 13.50% on January 1, 2025. During 2024, the Company purchased an additional $53.1 million of preferred membership interests of ALLO, which earn a preferred annual return of 20.00%. Including the accrued preferred return of $3.4 million that was capitalized on December 31, 2024, the updated balance of preferred membership interests that earns at 20.00% was $56.5 million as of December 31, 2024.

The Company recognized income on its ALLO preferred membership interests of $17.5 million, $9.1 million, and $8.6 million during the years ended December 31, 2024, 2023, and 2022, respectively. This income is included in "other, net" in "other income (expense)" on the consolidated statements of income.

(g) The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations, which are accounted for as held-to-maturity beneficial interest investments. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2024, the Company's ownership correlates to approximately $1.19 billion, $465 million, and $315 million of consumer, private education, and federally insured student loans, respectively, included in these securitizations.

During 2024, an increase in cumulative loss expectations on certain securitizations and loan vintages caused a change in estimate of future cash flows related to certain of the Company's beneficial interest securitization investments. As a result, the Company recorded a $39.5 million allowance for credit losses (and related provision expense) related to these investments.

(Dollars in thousands, except share amounts, unless otherwise noted)

(h) The Company invests in solar tax equity investments. Due to the management and control of each of these investment partnerships, such partnerships that invest in solar tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's (syndication partner's) portion being presented as noncontrolling interests. As of December 31, 2024, the Company has invested a total of $314.8 million and its third-party investors have invested $271.4 million in tax equity investments that remain outstanding in renewable energy solar partnerships that support the development and operations of solar projects throughout the country. The carrying value of the Company's investment in a solar project is reduced by tax credits earned when the solar project is placed in service. As of December 31, 2024, the Company has earned $585.9 million of tax credits on those projects that remain outstanding, which includes $260.9 million earned by syndication partners. The solar investment negative carrying value on the consolidated balance sheet of $155.0 million as of December 31, 2024 represents the sum of total tax credits earned on solar projects placed in service through December 31, 2024 and the calculated HLBV cumulative net losses being larger than the total investment contributions made by the Company and its syndication partners on such projects. The solar investment negative carrying value as of December 31, 2024, excluding the portion owned by syndication partners that is reflected as "noncontrolling interests" on the consolidated balance sheet, was $87.9 million.

The Company accounts for its solar investments using the HLBV method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. The following table presents (i) the Company's recognized net losses, which include net losses attributable to third-party noncontrolling interest investors (syndication partners), included in "other, net" in "other income (expense)" on the consolidated statements of income, (ii) solar net losses attributed to noncontrolling interest investors included in "net loss attributable to noncontrolling interests" on the consolidated statements of income, and (iii) the Company's recognized net losses excluding net losses attributed to noncontrolling interest investors (such amount reflecting the before tax net income impact of such solar tax equity investments to the Company).

	Year ended December 31,		
	2024	2023	2022
Net losses	$ (6,477)	(59,645)	(16,708)
Less: net losses attributed to noncontrolling interest investors (syndication partners)	4,599	37,875	17,680
Net (losses) gains, excluding activity attributed to noncontrolling interest investors	$ (1,878)	(21,770)	972

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table presents, by remaining contractual maturity, the amortized cost and fair value of debt securities as of December 31, 2024:

	As of December 31, 2024				
	1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Total
Available-for-sale asset-backed securities					
Non-Nelnet Bank:					
FFELP loan	$ —	13,743	5,332	169,311	188,386
FFELP loan and other debt securities - restricted	—	10,253	17,863	70,798	98,914
Private education loan	—	—	—	237,288	237,288
Other debt securities	—	100	9,481	22,971	32,552
Total Non-Nelnet Bank	—	24,096	32,676	500,368	557,140
Fair value	—	24,397	32,924	492,182	549,503
Nelnet Bank:					
FFELP loan	47,419	22,157	27,490	134,477	231,543
Private education loan	—	—	—	1,596	1,596
Other debt securities	—	40,361	58,826	197,757	296,944
Total Nelnet Bank	47,419	62,518	86,316	333,830	530,083
Fair value	47,815	62,703	86,556	339,249	536,323
Total available-for-sale asset-backed securities at amortized cost	$ 47,419	86,614	118,992	834,198	1,087,223
Total available-for-sale asset-backed securities at fair value	$ 47,815	87,100	119,480	831,431	1,085,826
Held-to-maturity investments					
Nelnet Bank:					
FFELP loan asset-backed securities	$ —	2,759	1,136	199,544	203,439
Private education loan asset-backed securities	—	—	—	7,335	7,335
Total held-to-maturity investments at amortized cost	$ —	2,759	1,136	206,879	210,774
Total held-to-maturity investments at fair value	$ —	2,827	1,160	212,177	216,164
Beneficial interest in loan securitizations (a):					
Amortized cost	$ —	—	—	—	213,809
Fair value	$ —	—	—	—	229,510

(a) The Company's beneficial interest in loan securitizations is not due at a single maturity date.

The following table summarizes the unrealized positions for held-to-maturity asset-backed securities investments and the beneficial interest in loan securitizations as of December 31, 2024:

	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
Asset-backed and other securities	$ 210,774	5,432	(42)	216,164
Beneficial interest in loan securitizations	213,809	17,004	(1,303)	229,510

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table presents securities classified as available-for-sale that have gross unrealized losses on December 31, 2024 and the fair value of such securities as of December 31, 2024. These securities are segregated between investments that had been in a continuous unrealized loss position for less than twelve months and twelve months or more, based on the point in time that the fair value declined below the amortized cost basis. All securities in the table below have been evaluated to determine if a credit loss exists. As part of that assessment, the Company concluded it currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses.

	As of December 31, 2024					
	Unrealized loss position less than 12 months		Unrealized loss position 12 months or more		Total	
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale asset-backed securities						
Non-Nelnet Bank:						
FFELP loan	$ (2)	4,065	(894)	60,500	(896)	64,565
FFELP loan and other debt securities - restricted	(24)	7,843	(54)	2,463	(78)	10,306
Private education loan	—	—	(18,118)	219,170	(18,118)	219,170
Total Non-Nelnet Bank	(26)	11,908	(19,066)	282,133	(19,092)	294,041
Nelnet Bank:						
FFELP loan	(69)	30,297	(201)	16,586	(270)	46,883
Other debt securities	(46)	15,029	(1,279)	14,058	(1,325)	29,087
Total Nelnet Bank	(115)	45,326	(1,480)	30,644	(1,595)	75,970
Total available-for-sale asset-backed securities	$ (141)	57,234	(20,546)	312,777	(20,687)	370,011

The following table summarizes the gross proceeds received and gross realized gains and losses related to sales of available-for-sale asset-backed securities.

	Year ended December 31,		
	2024	2023	2022
Gross proceeds from sales	$ 445,946	963,117	511,124
Gross realized gains	$ 5,775	4,517	6,702
Gross realized losses	(1,241)	(8,021)	(800)
Net gains (losses)	$ 4,534	(3,504)	5,902

7. Business Combinations

NGWeb Solutions, LLC

On April 30, 2022, the Company acquired 30% of the ownership interests of NGWeb Solutions, LLC ("NextGen") for total cash consideration of $9.2 million. NextGen provides software solutions primarily to higher education institutions to enable administrators to efficiently manage online forms, scholarships, employment, online timesheets, and other specialized processes that require signed authorizations and interactions with student information.

Prior to the acquisition, the Company owned 50% of the ownership interests of NextGen and accounted for this investment under the equity method. As a result of the acquisition, the previously held 50% ownership interests was remeasured to its fair value as of the April 30, 2022 date of acquisition of the additional 30% of the ownership interests, resulting in a $15.2 million revaluation gain, which is included in "other, net" in "other income (expense)" on the consolidated statements of income. For segment reporting, this gain is included in Corporate and Other Activities. Subsequent to the acquisition, the Company has consolidated the operating results of NextGen and such results are included in the Education Technology Services and Payments reportable operating segment.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,885
Accounts receivable		1,315
Property and equipment		800
Other assets		201
Intangible assets		15,250
Excess cost over fair value of net assets acquired (goodwill)		15,937
Other liabilities		(4,550)
Net assets acquired		30,838
Minority interest		(6,291)
Remeasurement of previously held investment		(15,342)
Total consideration paid by the Company	$	9,205

The $15.3 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 14 years. The intangible assets that made up this amount include customer relationships of $12.8 million (15-year useful life), computer software of $1.7 million (5-year useful life), and a trade name of $0.8 million (10-year useful life).

The $15.9 million of goodwill was assigned to the NextGen reporting unit that is included in the Education Technology Services and Payments operating segment and is not expected to be deductible for tax purposes. The amount allocated to goodwill was primarily attributed to the synergies and economies of scale expected from combining the operations of the Company and NextGen.

The pro forma impacts of the NextGen acquisition on the Company's historical results prior to the acquisition were not material.

GRNE Solar

On July 1, 2022, the Company acquired 80% of the ownership interests of two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar") for total cash consideration of $28.9 million. GRNE designed and installed residential and commercial solar systems in the Midwest. ENRG owned certain assets that generated and sold solar energy. The acquisition diversifies the Company's position in the renewable energy space to include solar construction. For segment reporting, the operating results of GRNE Solar (now referred to as Nelnet Renewable Energy) are included in Corporate and Other Activities.

As part of the acquisition, the Company agreed to pay $5.0 million in future capital contributions on behalf of the minority interest members. Any amount of the $5.0 million not paid as capital contributions to GRNE Solar by June 30, 2025 was to be paid by the Company directly to the minority interest members. On the acquisition date, the Company recorded a liability and increased goodwill by $5.0 million as a result of the future capital contribution commitment. The future capital contribution commitment had been fully satisfied as of December 31, 2023.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,742
Restricted cash		2,200
Accounts receivable		3,983
Property and equipment		8,720
Other assets		2,296
Intangible assets		11,683
Excess cost over fair value of net assets acquired (goodwill)		13,873
Bonds and notes payable		(750)
Other liabilities		(7,624)
Net assets acquired		36,123
Minority interest		(7,225)
Total consideration paid by the Company	$	28,898

(Dollars in thousands, except share amounts, unless otherwise noted)

The $11.7 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 8 years. The intangible assets that made up this amount include a trade name of $8.1 million (10-year useful life), customer relationships of $1.1 million (3-year useful life), and other separately identified intangibles of $2.5 million (5-year useful life).

The $18.9 million of goodwill was assigned to the GRNE operating segment that is included in Corporate and Other Activities for segment reporting and is expected to be deductible for tax purposes. The amount allocated to goodwill was attributed to synergies from combining the operations of the Company and GRNE Solar and intangible assets that do not qualify for separate recognition.

The pro forma impacts of the GRNE Solar acquisition on the Company's historical results prior to the acquisition were not material.

In June 2024, the Company acquired the remaining 20% of GRNE Solar for $0.3 million.

8. Intangible Assets

Intangible assets consisted of the following:

	Weighted average remaining useful life as of December 31, 2024 (months)	As of December 31, 2024	As of December 31, 2023
Amortizable intangible assets, net:			
Customer relationships (net of accumulated amortization of $54,644 and $46,573, respectively)	97	$ 34,960	43,031
Trade names (net of accumulated amortization of $205 and $8,268, respectively)	88	565	642
Computer software (net of accumulated amortization of $917 and $574, respectively)	28	803	1,146
Total amortizable intangible assets, net	95	$ 36,328	44,819

The Company recorded amortization expense on its intangible assets of $8.5 million, $17.0 million, and $15.0 million during the years ended December 31, 2024, 2023, and 2022, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2024, the Company estimates it will record amortization expense as follows:

2025	$	6,099
2026		6,012
2027		5,714
2028		5,354
2029		4,008
2030 and thereafter		9,141
	$	36,328

9. Goodwill

The change in the carrying amount of goodwill by reportable operating segment was as follows:

			Nelnet Financial Services				
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management (a)	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Total
Goodwill as of December 31, 2022	$ 23,639	92,507	41,883	—	—	18,873	176,902
Impairment (see note 11)	—	—	—	—	—	(18,873)	(18,873)
Goodwill as of December 31, 2023 and 2024	$ 23,639	92,507	41,883	—	—	—	158,029

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans, and net interest income from the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the FFELP Portfolio reporting unit (included in the AGM operating segment) due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. Management believes the elimination of FFELP loan originations will not have an adverse impact on the fair value of the Company's other reporting units.

(Dollars in thousands, except share amounts, unless otherwise noted)

10. Property and Equipment

Property and equipment consisted of the following:

		As of December 31,	
	Useful life	2024	2023
Computer equipment and software	1-5 years	$ 280,947	260,224
Building and building improvements	5-48 years	50,078	50,747
Office furniture and equipment	1-10 years	17,598	17,197
Solar facilities	5-35 years	10,398	12,850
Transportation equipment	5-10 years	7,012	7,101
Leasehold improvements	1-15 years	6,153	6,149
Land	—	3,214	3,279
Construction in progress	—	17,591	23,245
		392,991	380,792
Accumulated depreciation		(297,806)	(253,784)
Total property and equipment, net		$ 95,185	127,008

The Company recorded depreciation expense on its property and equipment of $49.6 million, $62.1 million, and $59.1 million during the years ended December 31, 2024, 2023, and 2022, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

11. Impairment Expense, Provision for Beneficial Interests, and Restructure Charges

Impairment Expense and Provision for Beneficial Interests

The following table presents the impairment charges and provision for beneficial interests by asset and reportable operating segment recognized by the Company during 2024, 2023, and 2022. These expense items are included in "impairment expense and provision for beneficial interests" in the consolidated statements of income.

			Nelnet Financial Services				
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Total
			Year ended December 31, 2024				
Investments - beneficial interest in loan securitizations (a)	$ —	—	39,491	—	—	—	39,491
Property and equipment - solar facilities (b)	—	—	—	—	—	1,170	1,170
Leases, buildings, and associated improvements (c)	736	—	—	—	—	—	736
Other assets - solar inventory (b)	—	—	—	—	—	695	695
Investments - venture capital and funds (d)	—	—	—	—	—	537	537
	$ 736	—	39,491	—	—	2,402	42,629
			Year ended December 31, 2023				
Leases, buildings, and associated improvements (c)	$ 296	—	—	—	—	4,678	4,974
Investments - venture capital and funds (d)	—	—	—	—	—	2,060	2,060
Goodwill (e)	—	—	—	—	—	18,873	18,873
Property and equipment - internally developed software	—	4,310	—	—	—	—	4,310
Intangible assets (e)	—	—	—	—	—	1,708	1,708
	$ 296	4,310	—	—	—	27,319	31,925
			Year ended December 31, 2022				
Leases, buildings, and associated improvements (c)	$ 1,774	—	—	—	—	998	2,772
Investments - venture capital and funds (d)	—	—	—	—	—	6,561	6,561
Property and equipment - internally developed software	3,737	—	—	214	—	—	3,951
Intangible asset	—	2,239	—	—	—	—	2,239
	$ 5,511	2,239	—	214	—	7,559	15,523

(a) The Company recorded a non-cash allowance for credit losses (and related provision expense) related to the Company's beneficial interest in certain loan securitizations. See note 6 for additional information.

(b) In April 2024, the Company announced a change in its solar engineering, procurement, and construction (EPC) operations to focus exclusively on the commercial solar market and will discontinue its residential solar operations. As a result, the Company recognized non-cash impairment charges on certain solar facilities and inventory related to the residential solar operations.

(c) The Company continues to evaluate the use of office space as it modifies its hybrid work model for associates. As a result, the Company recorded non-cash impairment charges related to operating lease assets and associated leasehold improvements and to building and building improvements. The Corporate and Other Activities amount for the year ended December 31, 2023 includes a $2.4 million lease termination fee paid to Union Bank, a related party.

(d) The Company recorded non-cash impairment charges related to several of its venture capital investments accounted for under the measurement alternative method.

(Dollars in thousands, except share amounts, unless otherwise noted)

(e) As part of the November 2023 annual goodwill impairment assessment completed in conjunction with the Company's annual November budget process, the Company determined it was more likely than not that the estimated fair value of the GRNE operating segment was less than its carrying amount. As part of the quantitative assessment, the Company used the discounted cash flow method under the income approach to estimate the fair value of the reporting unit, which concluded that the estimated fair value was less than its carrying amount. As a result, the Company recorded a non-cash impairment charge in the fourth quarter of 2023. No remaining goodwill is attributable to the GRNE operating segment. The Company also recorded a non-cash impairment charge for GRNE operating segment's remaining intangible assets.

Restructure Charges

GRNE Solar

In April 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and will discontinue its residential solar operations. The restructuring plan included a reduction in headcount of approximately 40 associates. The Company incurred a restructure charge of $1.6 million related to these staff reductions and commissions paid for canceled contracts, which is included in "salaries and benefits" in the consolidated statements of income.

Loan Servicing and Systems (LSS)

In June 2024, the Company announced a reduction in headcount after the completion of the transfer of direct loan servicing volume to one platform and the required servicing platform enhancements for the Company's new student loan servicing contract with the Department of Education. Approximately 220 associates who work in LSS, including some in related shared services that support LSS, were notified their positions were being eliminated. The Company incurred a charge of $7.1 million related to these staff reductions, which is included in "salaries and benefits" in the consolidated statements of income. The charge was recognized over the service period through December 31, 2024.

In March 2023, the Company announced a reduction in staff due to the Department's March 2023 announcement to reduce the monthly fee earned by the Company under its legacy Department student loan servicing contract and the notification by the Department in February 2023 of its intention to transfer up to one million of the Company's existing Department servicing borrowers to another servicer. Approximately 550 associates who work in LSS, including some in related shared services that support LSS, were notified their positions were being eliminated. The Company incurred a charge of $4.3 million related to the staff reductions, which is included in "salaries and benefits" in the consolidated statements of income. The charge was primarily recognized in the first and second quarters of 2023.

As a result of the decommissioning of the Great Lakes' platform in the fourth quarter of 2023, the Company incurred a charge of $3.5 million related to staff reductions, including some in related shared services that support LSS, which is included in "salaries and benefits" in the consolidated statements of income, that was recognized in the fourth quarter of 2023.

12. Bank Deposits

The following table summarizes Nelnet Bank's interest-bearing deposits, excluding intercompany deposits. As of December 31, 2024 and 2023, Nelnet Bank had intercompany deposits from Nelnet, Inc. and its subsidiaries totaling $68.5 million and $104.0 million, respectively, including a $40.0 million pledged deposit from Nelnet, Inc. as required under a Capital and Liquidity Maintenance Agreement with the FDIC. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

	As of December 31,	
	2024	2023
Retail and other savings	$ 916,475	520,017
Brokered CDs, net of brokered deposit fees	247,872	203,522
Retail and other CDs, net of issuance fees	21,784	20,060
Total interest-bearing deposits	$ 1,186,131	743,599

Brokered deposit fees associated with the brokered CDs are amortized into interest expense using the effective interest rate method. The Bank recognized deposit issuance fee expense, which includes brokered deposit fees, of $0.3 million, $0.2 million, and $0.3 million during the years ended December 31, 2024, 2023, and 2022, respectively. Fees paid to third parties related to these deposits were $0.4 million and $0.6 million during the years ended December 31, 2024 and 2022, respectively. There were no fees paid to third parties for the year ended December 31, 2023.

The following table presents certificates of deposit remaining maturities as of December 31, 2024:

One year or less	$	3,451
After one year to two years		146,397
After two years to three years		75,004
After three years to four years		348
After four years to five years		44,456
After five years		—
Total	$	269,656

Retail and other savings deposits include deposits from Educational 529 College Savings and Health Savings plans, Short Term Federal Investment Trust (STFIT), and FDIC sweep deposits. These deposits are large interest-bearing omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. The deposits exceeding the FDIC insurance limits as of December 31, 2024 and 2023 were $44.3 million and $44.2 million, respectively, the majority of which are intercompany deposits from Nelnet, Inc. and its subsidiaries.

Accrued interest on deposits was $1.3 million and $0.7 million as of December 31, 2024 and 2023, respectively, which is included in "accrued interest payable" on the consolidated balance sheets.

13. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share on all matters to be voted on by the Company's shareholders. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 8, 2025 in which it can repurchase up to five million shares of its Class A common stock on the open market, through private transactions, or otherwise. As of December 31, 2024, 3.3 million shares may still be purchased under the Company's stock repurchase program. Shares repurchased by the Company during 2024, 2023, and 2022 are shown in the table below. In accordance with the corporate laws of the state in which the Company is incorporated, all shares repurchased by the Company are legally retired upon acquisition by the Company.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2024	894,108	$ 83,290	$ 93.15
Year ended December 31, 2023	336,943	28,028	83.18
Year ended December 31, 2022	1,162,533	97,685	84.03

(a) The average price of shares repurchased for the years ended December 31, 2024 and 2023 includes excise taxes.

(Dollars in thousands, except share amounts, unless otherwise noted)

14. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method in computing both basic and diluted earnings per share, which requires the calculation of separate earnings per share amounts for common stock and unvested share-based awards. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock.

	Year ended December 31,								
	2024			2023			2022		
	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total
Numerator:									
Net income attributable to Nelnet, Inc.	$ 180,498	3,547	184,045	87,936	1,890	89,826	399,124	7,775	406,899
Denominator:									
Weighted-average common shares outstanding - basic and diluted	35,936,337	706,196	36,642,533	36,629,437	787,184	37,416,621	36,884,548	718,485	37,603,033
Earnings per share - basic and diluted	$ 5.02	5.02	5.02	2.40	2.40	2.40	10.82	10.82	10.82

Unvested restricted stock awards are the Company's only potential common shares and, accordingly, there were no awards that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

As of December 31, 2024, a cumulative amount of 169,087 shares have been deferred by non-employee directors under the Directors Stock Compensation Plan and will become issuable upon the termination of service by the respective non-employee director on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

15. Income Taxes

The Company is subject to income taxes in the United States and certain foreign countries. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

As required by the ASC Topic 740, *Income Taxes*, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

As of December 31, 2024, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $18.2 million, which is included in “other liabilities” on the consolidated balance sheet. Of this total, $14.4 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $4.4 million prior to December 31, 2025 as a result of a lapse of applicable statutes of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those expected. Of the anticipated $4.4 million decrease, $3.5 million, if recognized, would favorably affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31,	
	2024	2023
Gross balance - beginning of year	$ 17,084	16,835
Additions based on tax positions of prior years	2,081	819
Additions based on tax positions related to the current year	2,397	2,242
Settlements with taxing authorities	—	(247)
Reductions for tax positions of prior years	(885)	(460)
Reductions due to lapse of applicable statutes of limitations	(2,495)	(2,105)
Gross balance - end of year	$ 18,182	17,084

All the reductions shown in the table above that are due to prior year tax positions and the lapse of statutes of limitations impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2024 and 2023, $5.6 million and $4.8 million in accrued interest and penalties, respectively, were included in “other liabilities” on the consolidated balance sheets. The Company recognized interest expense of $0.9 million and $0.8 million, and interest benefits of $1.1 million related to uncertain tax positions for the years ended December 31, 2024, 2023, and 2022, respectively. The impact to the consolidated statements of income related to penalties for uncertain tax positions was not significant for the years 2024, 2023, and 2022. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2021. The Company is no longer subject to U.S. state and local income tax examinations by tax authorities prior to 2018.

The provision for income taxes consists of the following components:

	Year ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 66,295	65,952	67,649
State	7,849	5,732	10,984
Foreign	146	32	(49)
Total current provision	74,290	71,716	78,584
Deferred:			
Federal	(18,716)	(42,073)	32,298
State	(2,786)	(10,270)	2,198
Foreign	(119)	12	20
Total deferred provision	(21,621)	(52,331)	34,516
Provision for income tax expense	$ 52,669	19,385	113,100

The differences between the income tax provision computed at the statutory federal corporate tax rate and the financial statement provision for income taxes are shown below:

	Year ended December 31,		
	2024	2023	2022
Tax expense at federal rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	2.1	(0.6)	2.8
Tax credits	(1.8)	(4.1)	(0.6)
Change in valuation allowance	0.1	0.4	(0.5)
Other	0.9	1.1	(0.9)
Effective tax rate	22.3 %	17.8 %	21.8 %

(Dollars in thousands, except share amounts, unless otherwise noted)

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

	As of December 31,	
	2024	2023
Deferred tax assets:		
Tax credit carryforwards	$ 30,252	12,190
Student loans	20,354	16,489
Deferred revenue	18,322	17,399
Accrued expenses	15,129	9,623
Stock compensation	6,541	6,584
Intangible assets	4,778	987
Net operating losses	4,556	4,563
Lease liability	2,685	2,929
Other	428	—
Total gross deferred tax assets	103,045	70,764
Less state tax valuation allowance	(703)	(562)
Net deferred tax assets	102,342	70,202
Deferred tax liabilities:		
Partnership basis	71,509	71,423
Debt and equity investments	12,015	4,711
Basis in certain derivative contracts	11,614	26,139
Depreciation	6,229	9,526
Prepaid expenses	5,615	—
Lease right of use asset	2,573	2,770
Loan origination services	2,026	2,635
Securitization	170	267
Other	—	3,784
Total gross deferred tax liabilities	111,751	121,255
Net deferred tax asset (liability)	$ (9,409)	(51,053)

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or eligible for utilization of a tax credit carryforward. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of a portion of the Company's state net operating losses, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of December 31, 2024 and 2023, net deferred tax liabilities of $30.4 million and $72.9 million, respectively, and net deferred tax assets of $21.0 million and $21.8 million, respectively, were included in “other liabilities” and “other assets,” respectively, on the consolidated balance sheets.

As of December 31, 2024 and 2023, the Company had a current income tax receivable of $61.8 million and $67.4 million, respectively, that is included in “other assets" on the consolidated balance sheets.

16. Segment Reporting

The Company's reportable operating segments include:

- Loan Servicing and Systems
- Education Technology Services and Payments
- Asset Generation and Management, part of the NFS division as described below
- Nelnet Bank, part of the NFS division as described below

The Company earns fee-based revenue through its Loan Servicing and Systems and Education Technology Services and Payments operating segments; and earns net interest income on its loan portfolio in its Asset Generation and Management and Nelnet Bank operating segments.

The Company's operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1 for a description of each operating segment, including the primary products and services offered.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company, as well as the methodology used by management to evaluate performance and allocate resources. The Company's executive officers (the "chief operating decision maker") evaluate the performance of the Company's operating segments based on their financial results prepared in conformity with U.S. GAAP.

In November 2023, the FASB issued accounting guidance which improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit (referred to as the "significant expense principle"). The Company adopted the standard effective for the year ended December 31, 2024 annual financial statements. The guidance is applied retrospectively for all prior periods presented in the financial statements. There is limited impact to the Company's financial statement disclosures due to the segment expense detail previously disclosed for each reportable segment.

The Nelnet Financial Services division includes the reportable segments of AGM and Nelnet Bank and the following other non-reportable operating segments. The operating results of the below items are included as a reconciling item from the operating results of the Company's reportable segments to the consolidated financial statements.

- The operating results of WRCM, the Company's SEC-registered investment advisor subsidiary
- The operating results of Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- The operating results of the Company's investment activities in real estate
- The operating results of the Company's investment debt securities (primarily student loan and other asset-backed securities) and interest expense incurred on debt used to finance such investments

The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment that provides a product or service to another segment. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Income taxes are allocated based on 24% of income before taxes for each individual operating segment, except for Nelnet Bank, which reflects Nelnet Bank's actual tax expense/benefit as allocated and reflected in its Call Report filed with the Federal Deposit Insurance Corporation. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate and Other Activities.

Other business activities and operating segments that are not reportable and not part of the NFS division, as described in note 1, are combined and included in Corporate and Other Activities.

Segment Results

The following tables present the results of each of the Company's reportable operating segments reconciled to the consolidated financial statements.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2024								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	749,117	38,381	787,498	—	—	—	787,498
Investment interest	4,877	29,891	68,302	45,992	149,062	54,357	11,773	(29,291)	185,901
Total interest income	4,877	29,891	817,419	84,373	936,560	54,357	11,773	(29,291)	973,399
Interest expense	—	—	654,346	44,859	699,205	8,837	1,787	(29,291)	680,537
Net interest income	4,877	29,891	163,073	39,514	237,355	45,520	9,986	—	292,862
Less provision (negative provision) for loan losses	—	—	27,691	26,916	54,607	—	—	—	54,607
Net interest income after provision for loan losses	4,877	29,891	135,382	12,598	182,748	45,520	9,986	—	238,255
Other income (expense):									
LSS revenue	482,408	—	—	—	482,408	—	—	—	482,408
Intersegment revenue	24,493	220	—	—	24,713	—	—	(24,713)	—
ETSP revenue	—	486,962	—	—	486,962	—	—	—	486,962
Reinsurance premiums earned	—	—	—	—	—	62,923	—	—	62,923
Solar construction revenue	—	—	—	—	—	—	56,569	—	56,569
Other, net	2,769	—	15,879	2,951	21,599	8,313	31,613	77	61,602
Loss on sale of loans, net	—	—	(1,643)	—	(1,643)	—	—	—	(1,643)
Derivative settlements, net	—	—	5,217	917	6,134	—	—	—	6,134
Derivative market value adjustments, net	—	—	5,422	4,702	10,124	—	—	—	10,124
Total other income (expense), net	509,670	487,182	24,875	8,570	1,030,297	71,236	88,182	(24,636)	1,165,079
Cost of services and expenses:									
Total cost of services	1,889	172,763	—	—	174,652	—	77,673	—	252,325
Salaries and benefits	300,366	164,716	4,784	11,122	480,988	1,587	96,148	(1,792)	576,931
Depreciation and amortization	19,475	10,531	—	1,282	31,288	—	26,828	—	58,116
Reinsurance losses and underwriting expenses	—	—	—	—	—	55,246	—	—	55,246
Postage expense	36,820				36,820			(36,820)	—
Servicing fees			31,591	1,373	32,964			(32,964)	—
Other expenses (a)	43,282	32,281	4,152	6,972	86,687	3,352	53,581	45,883	189,503
Intersegment expenses, net	71,482	18,886	5,037	2,361	97,766	853	(99,599)	980	—
Total operating expenses	471,425	226,414	45,564	23,110	766,513	61,038	76,958	(24,713)	879,796
Impairment expense and provision for beneficial interests	736	—	39,491	—	40,227	—	2,402	—	42,629
Total expenses	474,050	399,177	85,055	23,110	981,392	61,038	157,033	(24,713)	1,174,750
Income (loss) before income taxes	40,497	117,896	75,202	(1,942)	231,653	55,718	(58,865)	77	228,584
Income tax (expense) benefit	(9,719)	(28,333)	(18,048)	579	(55,521)	(13,261)	16,114	—	(52,669)
Net income (loss)	30,778	89,563	57,154	(1,363)	176,132	42,457	(42,751)	77	175,915
Net loss (income) attributable to noncontrolling interests	—	158	—	—	158	(463)	8,512	(77)	8,130
Net income (loss) attributable to Nelnet, Inc.	$ 30,778	89,721	57,154	(1,363)	176,290	41,994	(34,239)	—	184,045
Total assets as of December 31, 2024	$ 193,390	600,790	10,037,688	1,449,034	12,280,902	903,837	842,692	(249,678)	13,777,753

(a) Other expenses for each reportable segment includes:
LSS - occupancy, communications, professional fees, collection costs, analysis fees, software, computer services and subscriptions, and travel.
ETSP - advertising, professional fees, analysis fees, computer services and subscriptions, travel, and provision for losses.
AGM - trustee fees and professional fees.
Bank - marketing, consulting and professional fees, software, and insurance.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2023								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	910,139	21,806	931,945	—	—	—	931,945
Investment interest	4,845	26,962	67,019	36,053	134,879	74,857	12,141	(44,021)	177,855
Total interest income	4,845	26,962	977,158	57,859	1,066,824	74,857	12,141	(44,021)	1,109,800
Interest expense	—	—	823,084	34,704	857,788	29,747	1,578	(44,021)	845,091
Net interest income	4,845	26,962	154,074	23,155	209,036	45,110	10,563	—	264,709
Less provision (negative provision) for loan losses	—	—	(360)	8,475	8,115	—	—	—	8,115
Net interest income after provision for loan losses	4,845	26,962	154,434	14,680	200,921	45,110	10,563	—	256,594
Other income (expense):									
LSS revenue	517,954	—	—	—	517,954	—	—	—	517,954
Intersegment revenue	28,911	253	—	—	29,164	—	—	(29,164)	—
ETSP revenue	—	463,311	—	—	463,311	—	—	—	463,311
Reinsurance premiums earned	—	—	—	—	—	20,067	—	—	20,067
Solar construction revenue	—	—	—	—	—	—	31,669	—	31,669
Other, net	2,587	—	11,269	1,095	14,951	6,581	(95,859)	—	(74,327)
Loss on sale of loans, net	—	—	(17,662)	—	(17,662)	—	—	—	(17,662)
Derivative settlements, net	—	—	24,588	484	25,072	—	—	—	25,072
Derivative market value adjustments, net	—	—	(40,250)	(1,523)	(41,773)	—	—	—	(41,773)
Total other income (expense), net	549,452	463,564	(22,055)	56	991,017	26,648	(64,190)	(29,164)	924,311
Cost of services and expenses:									
Total cost of services	—	171,183	—	—	171,183	—	48,576	—	219,759
Salaries and benefits	317,885	155,296	4,191	9,074	486,446	1,130	105,531	(1,571)	591,537
Depreciation and amortization	19,257	11,319	—	574	31,150	—	47,969	—	79,118
Reinsurance losses and underwriting expenses	—	—	—	—	—	16,781	—	—	16,781
Postage expense	21,194				21,194			(21,194)	—
Servicing fees			37,389	509	37,898			(37,898)	—
Other expenses (a)	39,323	34,133	4,988	4,994	83,438	2,391	56,307	30,935	173,070
Intersegment expenses, net	78,628	23,184	5,175	(47)	106,940	584	(108,088)	564	—
Total operating expenses	476,287	223,932	51,743	15,104	767,066	20,886	101,719	(29,164)	860,506
Impairment expense and provision for beneficial interests	296	4,310	—	—	4,606	—	27,319	—	31,925
Total expenses	476,583	399,425	51,743	15,104	942,855	20,886	177,614	(29,164)	1,112,190
Income (loss) before income taxes	77,714	91,101	80,636	(368)	249,083	50,872	(231,241)	—	68,715
Income tax (expense) benefit	(18,651)	(21,891)	(19,353)	153	(59,742)	(12,073)	52,429	—	(19,385)
Net income (loss)	59,063	69,210	61,283	(215)	189,341	38,799	(178,812)	—	49,330
Net loss (income) attributable to noncontrolling interests	—	109	—	—	109	(568)	40,955	—	40,496
Net income (loss) attributable to Nelnet, Inc.	$ 59,063	69,319	61,283	(215)	189,450	38,231	(137,857)	—	89,826
Total assets as of December 31, 2023	$ 294,376	490,296	13,488,420	991,252	15,264,344	1,115,292	873,843	(541,095)	16,712,384

(a) Other expenses for each reportable segment includes:
LSS - occupancy, communications, professional fees, collection costs, analysis fees, software, computer services and subscriptions, and travel.
ETSP - advertising, professional fees, analysis fees, software, computer services and subscriptions, travel, and provision for losses.
AGM - trustee fees and professional fees.
Bank - marketing, consulting and professional fees, software, and insurance.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2022								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	638,628	12,577	651,205	—	—	—	651,205
Investment interest	2,722	9,377	37,929	13,396	63,424	40,377	2,199	(14,399)	91,601
Total interest income	2,722	9,377	676,557	25,973	714,629	40,377	2,199	(14,399)	742,806
Interest expense	44	—	411,900	11,055	422,999	21,974	(436)	(14,399)	430,137
Net interest income	2,678	9,377	264,657	14,918	291,630	18,403	2,635	—	312,669
Less provision (negative provision) for loan losses	—	—	33,133	1,840	34,973	—	—	—	34,973
Net interest income after provision for loan losses	2,678	9,377	231,524	13,078	256,657	18,403	2,635	—	277,696
Other income (expense):									
LSS revenue	535,459	—	—	—	535,459	—	—	—	535,459
Intersegment revenue	33,170	81	—	—	33,251	—	—	(33,251)	—
ETSP revenue	—	408,543	—	—	408,543	—	—	—	408,543
Reinsurance premiums earned	—	—	—	—	—	157	—	—	157
Solar construction revenue	—	—	—	—	—	—	24,543	—	24,543
Other, net	2,543	—	21,170	2,625	26,338	35,102	(43,732)	—	17,709
Loss on sale of loans, net	—	—	(8,565)	—	(8,565)	—	—	—	(8,565)
Derivative settlements, net	—	—	32,943	—	32,943	—	—	—	32,943
Derivative market value adjustments, net	—	—	231,691	—	231,691	—	—	—	231,691
Total other income (expense), net	571,172	408,624	277,239	2,625	1,259,660	35,259	(19,189)	(33,251)	1,242,480
Cost of services and expenses:									
Total cost of services	—	148,403	—	—	148,403	—	19,971	—	168,374
Salaries and benefits	344,809	133,428	2,524	6,948	487,709	880	100,990	—	589,579
Depreciation and amortization	24,255	10,184	—	15	34,454	—	39,623	—	74,077
Reinsurance losses and underwriting expenses	—	—	—	—	—	154	—	—	154
Postage expense	12,570				12,570			(12,570)	—
Servicing fees			41,791	292	42,083			(42,083)	—
Other expenses (a)	47,104	30,104	6,884	3,925	88,017	2,298	57,788	22,520	170,624
Intersegment expenses, net	75,145	19,538	2,839	(48)	97,474	(1,166)	(95,190)	(1,118)	—
Total operating expenses	503,883	193,254	54,038	11,132	762,307	2,166	103,211	(33,251)	834,434
Impairment expense and provision for beneficial interests	5,511	2,239	—	214	7,964	—	7,559	—	15,523
Total expenses	509,394	343,896	54,038	11,346	918,674	2,166	130,741	(33,251)	1,018,331
Income (loss) before income taxes	64,456	74,105	454,725	4,357	597,643	51,496	(147,295)	—	501,845
Income tax (expense) benefit	(15,470)	(17,785)	(109,134)	(1,013)	(143,402)	(12,237)	42,538	—	(113,100)
Net income (loss)	48,986	56,320	345,591	3,344	454,241	39,259	(104,757)	—	388,745
Net loss (income) attributable to noncontrolling interests	—	(3)	—	—	(3)	(515)	18,672	—	18,154
Net income (loss) attributable to Nelnet, Inc.	$ 48,986	56,317	345,591	3,344	454,238	38,744	(86,085)	—	406,899
Total assets as of December 31, 2022	$ 273,072	484,976	15,945,762	918,716	17,622,526	1,499,785	888,869	(655,924)	19,355,256

(a) Other expenses for each reportable segment includes:
LSS - occupancy, communications, professional fees, collection costs, software, computer services and subscriptions, travel, and provision for losses.
ETSP - advertising, professional fees, analysis fees, software, computer services and subscriptions, and travel.
AGM - trustee fees and professional fees.
Bank - marketing, consulting and professional fees, computer services and subscriptions, and insurance.

(Dollars in thousands, except share amounts, unless otherwise noted)

17. Disaggregated Revenue and Deferred Revenue

The following provides additional revenue recognition information for the Company’s fee-based operating segments.

Loan Servicing and Systems Revenue

Loan servicing and systems revenue consists of the following items:

- *Loan servicing revenue* - Loan servicing revenue consideration is determined from individual contracts with customers and is calculated monthly based on the dollar value of loans, number of loans, number of borrowers serviced for each customer, or number of transactions. Loan servicing requires a significant level of integration and the individual components are not considered distinct. The Company performs various services, including, but not limited to, (i) application processing, (ii) monthly servicing, (iii) conversion processing, and (iv) fulfillment services, during each distinct service period. Even though the mix and quantity of activities that the Company performs each period may differ, the nature of the activities are substantially the same. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. The Company may incur contract fulfillment or acquisition costs and records such costs within “costs incurred to provide loan servicing” in the consolidated statements of income.

- *Software services revenue* - Software services revenue consideration is determined from individual contracts with customers and includes license and maintenance fees associated with loan software products, generally in a remote hosted environment, and computer and software consulting. Usage-based revenue, based on each loan or unique borrower, from remote hosted licenses is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. Revenue from any non-refundable up-front fee is recognized ratably over the contract period, as the fee relates to set-up activities that provide no incremental benefit to the customers. Computer and software consulting is also capable of being distinct and accounted for as a separate performance obligation. Revenue allocated to computer and software consulting is recognized as services are provided.

- *Outsourced services revenue* - Outsourced services revenue consideration is determined from individual contracts with customers and is calculated monthly based on the volume of services. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table presents disaggregated revenue by service offering:

	Year ended December 31,		
	2024	2023	2022
Government loan servicing	$ 380,921	412,478	423,066
Private education and consumer loan servicing	63,453	48,984	49,210
FFELP loan servicing	12,212	13,704	16,016
Software services	21,032	29,208	33,409
Outsourced services	4,790	13,580	13,758
Loan servicing and systems revenue	$ 482,408	517,954	535,459

Costs incurred to provide loan servicing is primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered. The contract fulfillment costs were $21.1 million as of December 31, 2024 which is included in "other assets" on the consolidated balance sheets.

Education Technology Services and Payments Revenue

Education technology services and payments revenue consists of the following items:

- *Tuition payment plan services* - Tuition payment plan services consideration is determined from individual plan agreements, which are governed by plan service agreements, and includes access to a remote hosted environment and management of payment processing. The management of payment processing is considered a distinct performance obligation when sold with the remote hosted environment. Revenue for each performance obligation is allocated to the

(Dollars in thousands, except share amounts, unless otherwise noted)

distinct service period, the academic school term, and recognized ratably over the service period as customers simultaneously receive and consume benefits.

- *Payment processing* - Payment processing consideration is determined from individual contracts with customers and includes electronic transfer and credit card processing, reporting, virtual terminal solutions, and specialized integrations to business software for education and non-education markets. Volume-based revenue from payment processing is allocated and recognized to the distinct service period, based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The electronic transfer and credit card processing consideration is recognized as revenue on a gross basis as the Company is the principal in the delivery of the payment processing. The Company has concluded it is the principal as it controls the services before delivery to the educational institution or business, it is primarily responsible for the delivery of the services, and it has discretion in setting prices charged to its customers. In addition, the Company has the unilateral ability to accept or reject a transaction based on criteria established by the Company. The Company is liable for the costs of processing the transactions and records such costs within "cost to provide education technology services and payments" in the consolidated statements of income.
- *Education technology services* - Education technology services consideration is determined from individual contracts with customers and is based on the services selected by the customer. Services in K-12 private and faith-based markets primarily includes (i) assistance with financial needs assessment, (ii) school information system software that automates administrative processes such as admissions, enrollment, scheduling, cafeteria management, attendance, and grade book management, and (iii) professional development and educational instruction services. Revenue for these services is recognized for the consideration the Company has a right to invoice, the amount of which corresponds directly with the value provided to the customer based on the performance completed. Services provided to the higher education market include payment technology and processing that allow for electronic billing and payment of campus charges. These services are considered distinct performance obligations. Revenue for each performance obligation is allocated to the distinct service period, typically a month or based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The Company incurs direct costs to provide professional development and educational instructional services and records such costs within "cost to provide education technology services and payments" in the consolidated statements of income.

The following table presents disaggregated revenue by service offering:

	Year ended December 31,		
	2024	2023	2022
Tuition payment plan services	$ 135,851	125,326	110,802
Payment processing	179,043	163,859	148,212
Education technology services	169,065	170,754	146,679
Other	3,003	3,372	2,850
Education technology services and payments revenue	$ 486,962	463,311	408,543

Cost to provide education technology services and payments is primarily associated with providing professional development and educational instruction and payment processing services. Items included in the cost to provide professional development and educational instruction services include salaries and benefits and third-party professional services directly related to providing these services to teachers, school leaders, and students. For payment processing services, interchange and payment network fees are charged by the card associations or payment networks. Depending upon the transaction type, the fees are a percentage of the transaction's dollar value, a fixed amount, or a combination of the two methods.

Solar Construction Revenue

Solar construction revenue is derived principally from individual contracts with customers for engineering, procurement, and construction (EPC) of solar facilities for both commercial and residential customers. Solar construction is a single performance obligation which requires a significant level of integration. The individual materials and installation (the inputs) are not considered distinct and are integrated into the solar facilities (the combined output). Revenue for this service is recognized based on the project progress to date. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared with the estimated total costs to complete the contract. The Company recognizes changes in estimated total costs on a cumulative catch-up basis in the period in which the changes are identified. Such changes in estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially

(Dollars in thousands, except share amounts, unless otherwise noted)

satisfied in prior periods. Changes in estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. Nelnet Renewable Energy will recognize a contract asset or liability depending on the progression of the project to date compared with the amount billed to date.

The following table presents disaggregated revenue by customer type. The amounts listed for 2022 reflect activity subsequent to the GRNE Solar acquisition on July 1, 2022.

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 1, 2022 - December 31, 2022
Commercial revenue	$ 53,269	20,969	17,677
Residential revenue (a)	3,300	10,700	6,866
Solar construction revenue	$ 56,569	31,669	24,543

(a) In April 2024, the Company announced a change in its solar engineering, procurement, and construction operations to focus exclusively on the commercial solar market and will discontinue its residential solar operations. As a result, residential revenue will continue to decline from historical amounts as existing customer contracts are completed.

Cost to provide solar construction services include direct costs associated with completing a solar facility, including labor, third-party contractor fees, permitting, engineering fees, and construction material. If the Company estimates that a project will have costs in excess of revenue, the Company will recognize the total loss in the period it is identified.

Other Income (Expense)

The following table presents the components of "other, net" in “other income (expense)” on the consolidated statements of income:

	Year ended December 31,		
	2024	2023	2022
ALLO preferred return	$ 17,486	9,120	8,584
Investment activity, net	12,438	(8,586)	51,493
Borrower late fee income	8,828	8,997	10,809
Investment advisory services (WRCM)	5,934	6,760	6,026
Administration/sponsor fee income	5,823	6,793	7,898
Management fee revenue	2,769	2,587	2,543
Loss from ALLO voting membership interest investment	(10,693)	(65,277)	(67,966)
Loss from solar investments, net	(6,477)	(59,645)	(16,708)
Other	25,494	24,924	15,030
Other, net	$ 61,602	(74,327)	17,709

- *Borrower late fee income* - Late fee income is earned primarily by the education lending subsidiaries in the AGM operating segment. Revenue is allocated to the distinct service period, based on when each transaction is completed.
- *Investment advisory services* - Investment advisory services are provided by WRCM, the Company's SEC-registered investment advisor subsidiary, under various arrangements. The Company earns monthly fees based on the monthly outstanding balance of investments and certain performance measures, which are recognized monthly as the uncertainty of the transaction price is resolved.
- *Administration/sponsor fee income* - Administration and sponsor fee income is earned by the AGM operating segment as administrator and sponsor for certain securitizations. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.
- *Management fee revenue* - Management fee revenue is earned by the LSS operating segment for providing administrative support. Revenue is allocated to the distinct service period, based on when each transaction is completed.

(Dollars in thousands, except share amounts, unless otherwise noted)

Deferred Revenue

Activity in the deferred revenue balance, which is included in "other liabilities" on the consolidated balance sheets, is shown below:

	Loan Servicing and Systems	Education Technology Services and Payments	Corporate and Other Activities	Total
Balance as of December 31, 2021	$ 2,416	36,744	2,010	41,170
Deferral of revenue	2,607	138,086	13,963	154,656
Recognition of revenue	(2,713)	(129,433)	(12,940)	(145,086)
Business acquisitions	—	3,917	1,997	5,914
Balance as of December 31, 2022	2,310	49,314	5,030	56,654
Deferral of revenue	3,954	149,815	53,019	206,788
Recognition of revenue	(2,808)	(147,405)	(40,676)	(190,889)
Balance as of December 31, 2023	3,456	51,724	17,373	72,553
Deferral of revenue	34,827	155,688	41,548	232,063
Recognition of revenue	(6,719)	(156,251)	(53,361)	(216,331)
Balance as of December 31, 2024	$ 31,564	51,161	5,560	88,285

18. Reinsurance

Reinsurance premiums written and earned and loss reserves, commissions, and broker fees for the years ended December 31, 2024 and 2023 is summarized below. Reinsurance activity for the year ended December 31, 2022 was not material.

	Year ended December 31,	
	2024	2023
Premiums written:		
Assumed	$ 164,858	85,261
Ceded	(82,055)	(43,685)
Net premiums written	$ 82,803	41,576
Premiums earned:		
Assumed	$ 125,876	41,603
Ceded	(62,953)	(21,536)
Net premiums earned	$ 62,923	20,067
Loss reserve, commissions, and broker fees:		
Assumed	$ 109,860	34,756
Ceded	(54,614)	(17,975)
Net loss reserve, commissions, and broker fees	$ 55,246	16,781

The Company’s loss reserve balance, net of amounts ceded to reinsurers, was $33.1 million and $8.7 million as of December 31, 2024 and 2023, respective, which is included in "other liabilities" on the consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

19. Major Customer

Government Loan Servicing

The Company earns loan servicing revenue from a servicing contract with the Department. Revenue earned by the Company related to this contract was $380.9 million, $412.5 million, and $423.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company's legacy student loan servicing contract with the Department was scheduled to expire on December 14, 2023. In April 2023, Nelnet Servicing received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution (USDS) contract which replaced the legacy Department student loan servicing contract.

The USDS contract became effective in April 2023 and has a five-year base period, with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of existing borrowers was allocated by the Department to Nelnet Servicing and four other third-party servicers that were awarded a USDS contract. Servicing under the USDS contract went live on April 1, 2024 and the Company recognized revenue in accordance with this new contract beginning in the second quarter of 2024. The Company earned revenue for servicing borrowers under the legacy servicing contract with the Department through March 31, 2024.

20. Leases

The following table presents supplemental balance sheet information related to leases:

	As of December 31,	
	2024	2023
Operating lease ROU assets, which is included in "other assets" on the consolidated balance sheets	$ 11,016	13,565
Operating lease liabilities, which is included in "other liabilities" on the consolidated balance sheets	$ 11,522	14,291

The following table presents components of lease expense:

	Year ended December 31,		
	2024	2023	2022
Rental expense, which is included in "other expenses" on the consolidated statements of income (a)	$ 5,423	7,495	6,841

(a) Includes short-term and variable lease costs, which are immaterial.

Weighted average remaining lease term and discount rate are shown below:

	As of December 31,	
	2024	2023
Weighted average remaining lease term (years)	5.07	5.36
Weighted average discount rate	4.90 %	4.72 %

Maturity of lease liabilities are shown below:

2025	$ 3,545
2026	2,481
2027	2,319
2028	1,275
2029	1,175
2030 and thereafter	2,331
Total lease payments	13,126
Imputed interest	(1,604)
Total	$ 11,522

(Dollars in thousands, except share amounts, unless otherwise noted)

21. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that covers substantially all of its employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company matches up to 100% on the first 3% of contributions and 50% on the next 2%. The Company made contributions to the plan of $13.4 million, $14.2 million, and $12.9 million during the years ended December 31, 2024, 2023, and 2022, respectively.

22. Stock Based Compensation Plans

Restricted Stock Plan

The following table summarizes restricted stock activity:

	Year ended December 31,					
	2024		2023		2022	
	Number of RSUs	Weighted Average Grant-Date Fair Value	Number of RSUs	Weighted Average Grant-Date Fair Value	Number of RSUs	Weighted Average Grant-Date Fair Value
Non-vested shares at beginning of year	786,762	$ 77.52	752,622	$ 70.84	660,166	$ 62.84
Granted	146,045	98.69	239,041	91.50	272,212	84.07
Vested	(168,187)	72.99	(156,569)	66.81	(136,076)	59.31
Canceled	(74,555)	80.55	(48,332)	77.40	(43,680)	68.23
Non-vested shares at end of year	690,065	82.77	786,762	77.52	752,622	70.84

As of December 31, 2024, there was $28.2 million of unrecognized compensation cost included in equity on the consolidated balance sheet related to restricted stock, which is expected to be recognized as compensation expense in future periods as shown in the table below.

2025	$ 10,621
2026	6,460
2027	4,080
2028	2,597
2029	1,755
2030 and thereafter	2,681
	$ 28,194

For the years ended December 31, 2024, 2023, and 2022, the Company recognized compensation expense of $11.7 million, $16.2 million, and $13.9 million, respectively, related to shares issued under the restricted stock plan, which is included in "salaries and benefits" on the consolidated statements of income.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase Class A common stock from payroll deductions at a 15% discount from market value up to a maximum purchase price of $25,000. During the years ended December 31, 2024, 2023, and 2022, the Company recognized compensation expense of $0.2 million, $0.1 million, and $0.1 million, respectively, in connection with issuing 26,884 shares, 26,585 shares, and 26,011 shares, respectively, under this plan, which is included in "salaries and benefits" on the consolidated statements of income.

Directors Compensation Plan

The Company has a compensation plan for directors pursuant to which directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors. The following table presents the number of shares awarded under this plan for the years ended December 31, 2024, 2023, and 2022.

	Shares issued - not deferred	Shares issued- deferred	Total
Year ended December 31, 2024	6,919	10,023	16,942
Year ended December 31, 2023	6,782	10,022	16,804
Year ended December 31, 2022	11,861	12,937	24,798

As of December 31, 2024, a cumulative amount of 169,087 shares have been deferred by directors and will be issued upon the termination of their service on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

For the years ended December 31, 2024, 2023, and 2022, the Company recognized $1.6 million, $1.7 million, and $1.8 million, respectively, of expense related to this plan (which includes fees paid in both cash and stock), which is included in "other expenses" on the consolidated statements of income.

23. Related Parties (dollar amounts in this note are not in thousands)

Transactions with Union Bank and Trust Company

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting, non-convertible preferred stock. Michael S. Dunlap, Executive Chairman and a member of the board of directors and a significant shareholder of the Company, along with his spouse and children, owns or controls a significant portion of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, along with her children, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of the Company because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

Loan Purchases

The Company purchased $104.2 million (par value) and $467.6 million (par value) of federally insured loans in 2024 and 2023, respectively, from Union Bank. The Company purchased $8.1 million (par value) of private education loans in 2022 from Union Bank. The premium paid by the Company on the private loan acquisitions was $0.2 million in 2022. The premiums paid by the Company for loan purchases in 2024 and 2023 were insignificant.

Loan Servicing

The Company serviced $143.6 million, $173.8 million, and $203.4 million of FFELP and private education loans for Union Bank as of December 31, 2024, 2023, and 2022, respectively. Servicing revenue earned by the Company from servicing loans for Union Bank was $0.2 million, $0.3 million, and $0.4 million in 2024, 2023, and 2022, respectively.

Funding - Participation Agreements

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2024 and 2023, $687.1 million and $295.1 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (investments). As of December 31, 2024 and 2023, $0.1 million of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The FFELP loan asset-backed securities under this agreement have been accounted for by the Company as a secured borrowing.

Funding - Real Estate

401 Building, LLC (“401 Building”) is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

330-333, LLC (“330-333”) is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

TDP Phase III (“TDP”) is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028. As of December 31, 2024, the outstanding balance of the note was $18.9 million.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also invests amounts in the Short Term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which are included in “cash and cash equivalents - held at a related party” and “restricted cash - due to customers” on the consolidated balance sheets. As of December 31, 2024 and 2023, the Company had $511.1 million and $459.1 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $365.4 million and $325.9 million as of December 31, 2024 and 2023, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT and in cash operating accounts in 2024, 2023, and 2022, was $5.2 million, $4.7 million, and $1.2 million, respectively.

Educational 529 College Savings Plan

The Company provides certain Educational 529 College Savings Plan administration services to certain college savings plans (the “College Savings Plans”) through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2024, 2023, and 2022, the Company has received fees of $2.7 million, $2.5 million, and $2.1 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2024 and 2023, Nelnet Bank had $269.1 million and $413.2 million, respectively, in deposits from the funds offered under the College Savings Plans.

STFIT Deposits at Nelnet Bank

The Union Bank Trust Department (STFIT) held a deposit balance at Nelnet Bank for $0.1 million and $52.1 million as of December 31, 2024 and December 31, 2023, respectively.

Lease Arrangements

Prior to the lease agreement expiration in 2023, Union Bank leased approximately 4,100 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $55,000 and $82,000 for commercial rent and storage income during 2023 and 2022, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

During 2023, the Company entered into a lease agreement with Union Bank for office space in Omaha, Nebraska. The Company paid Union Bank $1.1 million in rent pursuant to this agreement prior to terminating the lease in 2023, at which time the Company paid a $2.4 million termination fee to Union Bank.

Other Fees Paid to Union Bank

During the years ended December 31, 2024, 2023, and 2022, the Company paid Union Bank approximately $373,000, $592,000, and $177,000, respectively, in investment custodial and correspondent services for Nelnet Bank, cash and flexible spending accounts management, and trustee and health savings account maintenance fees.

Other Fees Received from Union Bank

During the years ended December 31, 2024, 2023, and 2022, Union Bank paid the Company approximately $348,000, $351,000, and $342,000, respectively, under certain employee sharing arrangements.

401(k) Plan Administration

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $776,000, $852,000, and $793,000 during the years ended December 31, 2024, 2023, and 2022, respectively.

Investment Services

Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC-registered investment advisor and a non-wholly owned subsidiary of the Company, has a management agreement with Union Bank under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2024, the outstanding balance of investments in the trusts was $2.2 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. For the years ended December 31, 2024, 2023, and 2022, the Company earned $3.8 million, $5.5 million, and $4.9 million, respectively, of fees under this agreement.

WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Mr. Dunlap and his spouse, and Ms. Muhleisen. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2024, WRCM was the investment advisor with respect to a total 450,097 shares and 4.2 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. For the years ended December 31, 2024, 2023, and 2022, the Company earned approximately $257,000, $249,000, and $216,000, respectively, of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Mr. Dunlap, Jeffrey R. Noordhoek (an executive officer of the Company), Ms. Muhleisen, and WRCM have invested in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points annually on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2024, the outstanding balance of investments in these funds was $106.6 million. The Company paid Union Bank $0.3 million in each of 2024, 2023, and 2022 as custodian of the funds.

Transactions with Agile Sports Technologies, Inc. (doing business as "Hudl")

David Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director of Hudl. As of December 31, 2024, the Company and Mr. Dunlap, along with his children, held a combined direct and indirect equity ownership interests in Hudl of approximately 22% and 4%, respectively. In December 2024 and February 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $3.3 million and $31.5 million, respectively. See note 6 for additional information on the 2024 transaction and the Company’s accounting for its investment in Hudl.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company makes investments to further diversify the Company both within and outside of its historical core education-related businesses, including investments in real estate. Recent real estate investments have been focused on the development of commercial properties in the Midwest, and particularly in Lincoln, Nebraska, where the Company's headquarters are located. The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters of Hudl, where Hudl is the primary tenant and Nelnet is a tenant. During 2024, 2023, and 2022, the Company paid Hudl approximately $594,000, $558,000, and $158,000 respectively, to provide lunches for Nelnet's associates in Hudl's employee cafeteria and use of certain common area in the building.

Solar Tax Equity Investments

The Company has co-invested in Company-managed limited liability companies with related parties that invest in solar tax equity investment (as summarized below). As part of these transactions, the Company receives management and performance fees under a management agreement.

Entity/Relationship	**Investment amount**			**Revenue recognized by the Company from management and performance fees (a)**		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Union Bank	$ 4,200,568	18,456,829	4,881,063	435,255	152,757	66,568
F&M	—	—	3,487,000	148,167	123,077	123,077
North Central Bancorp, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	787,606	2,212,394	—	94,019	42,769	30,769
Infovisa, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	262,535	737,465	507,781	23,314	12,234	8,369
Farm and Home Insurance Agency, Inc. (indirectly owned by Mr. Dunlap and Ms. Muhleisen)	1,261,305	737,465	—	15,682	7,846	3,846

(a) In addition to the co-investments identified above, the related parties in the above table have also invested directly in tax equity solar investments in which are managed by the Company, and the Company receives management and performance fees on such activity. The fees recognized by the Company for these projects are included in the above table.

Stock Repurchase

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 283,112 shares of the Company's Class A common stock from certain family members of Mr. Dunlap. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of November 10, 2023, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

(Dollars in thousands, except share amounts, unless otherwise noted)

24. Fair Value

The following tables present the Company’s financial assets and liabilities that are measured at fair value on a recurring basis. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2024 and 2023.

	As of December 31, 2024			As of December 31, 2023		
	Level 1	**Level 2**	**Total**	**Level 1**	**Level 2**	**Total**
Assets:						
Investments (a):						
Asset-backed debt securities - available-for-sale	$ 100	1,085,726	1,085,826	99	955,804	955,903
Equity securities	455	—	455	73	—	73
Equity securities measured at net asset value (b)			74,039			50,834
Total investments	555	1,085,726	1,160,320	172	955,804	1,006,810
Derivative instruments (c)	—	3,232	3,232	—	452	452
Total assets	$ 555	1,088,958	1,163,552	172	956,256	1,007,262
Liabilities:						
Derivative instruments (c)	$ —	53	53	—	1,976	1,976
Total liabilities	$ —	53	53	—	1,976	1,976

(a) Investments represent investments recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and as of December 31, 2024 and 2023, include investments traded on an active exchange and a single U.S. Treasury security. Level 2 investments include student loan asset-backed, mortgage-backed, collateralized loan obligation, and other consumer loan-backed securities. The fair value for the Level 2 securities is determined using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

(b) In accordance with the Fair Value Measurements Topic of the FASB Accounting Standards Codification, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(c) Nelnet Bank derivatives are accounted for at fair value on a recurring basis. The fair value of derivative financial instruments is determined using a market approach in which derivative pricing models use the stated terms of the contracts and observable yield curves and volatilities from active markets. When determining the fair value of derivatives, Nelnet Bank takes into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

	As of December 31, 2024				
	Fair value	**Carrying value**	**Level 1**	**Level 2**	**Level 3**
Financial assets:					
Loans receivable	$ 10,008,165	9,443,461	—	—	10,008,165
Accrued loan interest receivable	549,283	549,283	—	549,283	—
Cash and cash equivalents	194,518	194,518	194,518	—	—
Investments at fair value	1,160,320	1,160,320	555	1,085,726	—
Investments - held-to-maturity asset-backed securities	216,164	210,774	—	216,164	—
Notes receivable	32,258	32,258	—	32,258	—
Beneficial interest in loan securitizations	229,510	213,809	—	—	229,510
Restricted cash	332,100	332,100	332,100	—	—
Restricted cash – due to customers	404,402	404,402	404,402	—	—
Derivative instruments	3,232	3,232	—	3,232	—
Financial liabilities:					
Bonds and notes payable	8,343,565	8,309,797	—	8,343,565	—
Accrued interest payable	21,046	21,046	—	21,046	—
Bank deposits	1,172,707	1,186,131	744,721	427,986	—
Due to customers	478,469	478,469	478,469	—	—
Derivative instruments	53	53	—	53	—

	As of December 31, 2023				
	Fair value	**Carrying value**	**Level 1**	**Level 2**	**Level 3**
Financial assets:					
Loans receivable	$ 12,800,638	12,343,819	—	—	12,800,638
Accrued loan interest receivable	764,385	764,385	—	764,385	—
Cash and cash equivalents	168,112	168,112	168,112	—	—
Investments at fair value	1,006,810	1,006,810	172	955,804	—
Investments - held-to-maturity asset-backed securities	163,622	162,738	—	163,622	—
Notes receivable	53,747	53,747	—	53,747	—
Beneficial interest in loan securitizations	262,093	225,079	—	—	262,093
Restricted cash	488,723	488,723	488,723	—	—
Restricted cash – due to customers	368,656	368,656	368,656	—	—
Derivative instruments	452	452	—	452	—
Financial liabilities:					
Bonds and notes payable	11,629,359	11,828,393	—	11,629,359	—
Accrued interest payable	35,391	35,391	—	35,391	—
Bank deposits	722,973	743,599	467,420	255,553	—
Due to customers	425,507	425,507	425,507	—	—
Derivative instruments	1,976	1,976	—	1,976	—

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are previously discussed. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Loans Receivable

Fair values for loans receivable were determined by modeling loan cash flows using stated terms of the assets and internally developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of

funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Investments - Held to Maturity

Fair values for investments classified as held to maturity were determined by using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

Notes Receivable

Fair values for notes receivable were determined by using model-derived valuations with observable inputs, including current market rates.

Beneficial Interest in Loan Securitizations

Fair values for beneficial interest in loan securitizations were determined by modeling securitization cash flows and internally developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Accrued Loan Interest Receivable, Accrued Interest Payable, and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

The fair value of student loan asset-backed securitizations and warehouse facilities was determined from quotes from broker-dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, market credit spreads, and weighted average life of underlying collateral. For all other bonds and notes payable, the carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bank Deposits

Some of the Company's deposits are fixed-rate and the fair value for these deposits are estimated using discounted cash flows based on rates currently offered for deposits of similar maturities. These are level 2 valuations. The fair value of the remaining deposits equals the amounts payable on demand at the balance sheet date and are reported at their carrying value. These are level 1 valuations.

Limitations

The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

25. Commitments and Contingencies

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters frequently involve disputes with other business entities and claims by student loan borrowers disputing the manner in which their student loans have been serviced or the accuracy of reports to credit bureaus, claims by student loan borrowers or other consumers alleging that state or Federal privacy, cybersecurity, and other consumer protection laws have been violated in the process of servicing loans or conducting other business activities. In addition, from time to time, the Company receives information and document requests or demands from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests or demands. While the Company cannot predict the ultimate outcome of any claim, regulatory examination, inquiry, or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department thereunder, and the Department's guidance regarding those rules and regulations, and applicable consumer protection laws and

(Dollars in thousands, except share amounts, unless otherwise noted)

regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of claims, lawsuits, and proceedings such as those discussed above will not have a material adverse effect on the Company's business, financial position, or results of operations.

26. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2024 and 2023 and condensed statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2024 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the lending subsidiaries debt financing arrangements.

Balance Sheets

(Parent Company Only)

As of December 31, 2024 and 2023

	2024	2023
Assets:		
Cash and cash equivalents	$ 55,515	31,153
Investments at fair value	490,001	588,958
Other investments and notes receivable	545,066	482,377
Investment in subsidiary debt	75,231	287,192
Restricted cash	49,257	61,527
Investment in subsidiaries	2,054,583	1,939,776
Notes receivable from subsidiaries	64,955	102,694
Other assets	131,040	128,903
Total assets	$ 3,465,648	3,622,580
Liabilities:		
Notes payable, net of debt issuance costs	$ (986)	206,520
Other liabilities	114,715	159,438
Total liabilities	113,729	365,958
Equity:		
Nelnet, Inc. shareholders' equity:		
Common stock	363	371
Additional paid-in capital	7,389	3,096
Retained earnings	3,340,540	3,270,403
Accumulated other comprehensive earnings (loss), net	1,470	(20,119)
Total Nelnet, Inc. shareholders' equity	3,349,762	3,253,751
Noncontrolling interests	2,157	2,871
Total equity	3,351,919	3,256,622
Total liabilities and shareholders' equity	$ 3,465,648	3,622,580

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income

(Parent Company Only)

Years ended December 31, 2024, 2023, and 2022

	2024	2023	2022
Investment interest income	$ 58,829	86,696	50,465
Interest expense on bonds and notes payable	8,790	31,142	21,489
Net interest income	50,039	55,554	28,976
Other income (expense):			
Other, net	32,956	(57,959)	(42,625)
Equity in subsidiaries income	110,381	101,885	227,596
Derivative market value adjustments and derivative settlements, net	10,639	(15,662)	264,634
Total other income (expense), net	153,976	28,264	449,605
Operating expenses	2,870	5,445	14,552
Impairment expense	537	2,060	6,561
Total expenses	3,407	7,505	21,113
Income before income taxes	200,608	76,313	457,468
Income tax (expense) benefit	(17,277)	13,303	(50,607)
Net income	183,331	89,616	406,861
Net loss attributable to noncontrolling interests	714	210	38
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	406,899

Statements of Comprehensive Income

(Parent Company Only)

Years ended December 31, 2024, 2023, and 2022

	2024		2023		2022	
Net income		$183,331		89,616		406,861
Other comprehensive income (loss):						
Net changes related to equity in subsidiaries other comprehensive income (loss)	$	8,091		9,473		(11,188)
Net changes related to available-for-sale debt securities:						
Unrealized holding gains (losses) arising during period, net	19,242		6,412		(42,793)	
Reclassification of (gains) losses recognized in net income, net	(1,481)		3,818		(3,894)	
Income tax effect	(4,263)	13,498	(2,456)	7,774	11,205	(35,482)
Other comprehensive income (loss)		21,589		17,247		(46,670)
Comprehensive income		204,920		106,863		360,191
Comprehensive loss attributable to noncontrolling interests		714		210		38
Comprehensive income attributable to Nelnet, Inc.		$205,634		107,073		360,229

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Cash Flows

(Parent Company Only)

Years ended December 31, 2024, 2023, and 2022

	2024	2023	2022
Net income attributable to Nelnet, Inc.	$ 184,045	89,826	406,899
Net loss attributable to noncontrolling interest	(714)	(210)	(38)
Net income	183,331	89,616	406,861
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	621	620	619
Derivative market value adjustments	(5,422)	40,250	(231,691)
Proceeds from termination of derivative instruments	—	164,079	91,786
Proceeds from (payments to) clearinghouse - initial and variation margin, net	2,374	(213,923)	148,691
Equity in earnings of subsidiaries	(110,381)	(101,885)	(227,596)
(Gain) loss on investments, net	(28,875)	64,584	51,175
Proceeds from sale of equity securities, net of purchases	7	75	42,841
Deferred income tax (benefit) expense	(42,741)	(71,424)	39,872
Non-cash compensation expense	12,045	16,476	14,176
Impairment expense	537	2,060	6,561
Changes in operating assets and liabilities:			
Decrease (increase) in other assets	5,459	(18,181)	14,816
(Decrease) increase in other liabilities	(4,611)	11,049	10,590
Total adjustments	(170,987)	(106,220)	(38,160)
Net cash provided by (used in) operating activities	12,344	(16,604)	368,701
Cash flows from investing activities:			
Purchases of available-for-sale securities	(168,117)	(206,927)	(713,681)
Proceeds from sales of available-for-sale securities	278,372	569,670	435,937
Proceeds from beneficial interest in private loan securitization	7,001	6,783	345
Capital distributions from subsidiaries, net	28,539	355,790	7,340
Decrease (increase) in notes receivable from subsidiaries	37,739	(35,682)	(66,698)
Proceeds from (payments on) subsidiary debt, net	211,961	122,999	(36,104)
Purchases of other investments and issuances of notes receivable	(128,583)	(60,707)	(122,236)
Proceeds from other investments and repayments of notes receivable	63,080	32,732	20,358
Net cash provided by (used in) investing activities	329,992	784,658	(474,739)
Cash flows from financing activities:			
Payments on notes payable	(208,101)	(954,163)	(7,002)
Proceeds from issuance of notes payable	37	199,855	233,194
Payments of debt issuance costs	—	—	(10)
Dividends paid	(40,836)	(39,419)	(36,608)
Repurchases of common stock	(83,290)	(28,028)	(97,685)
Proceeds from issuance of common stock	1,946	1,780	1,633
Issuance of noncontrolling interest	—	2,580	—
Net cash (used in) provided by financing activities	(330,244)	(817,395)	93,522
Net increase (decrease) in cash, cash equivalents, and restricted cash	12,092	(49,341)	(12,516)
Cash, cash equivalents, and restricted cash, beginning of period	92,680	142,021	154,537
Cash, cash equivalents, and restricted cash, end of period	$ 104,772	92,680	142,021
Cash disbursements made for:			
Interest	$ 10,732	34,895	14,649
Income taxes, net of refunds and credits	$ 15,238	47,589	57,705
Non-cash investing and financing activities:			
(Contributions to) distributions from subsidiary, net	$ (27,292)	6,888	(6,068)
Issuance of noncontrolling interest	$ —	220	—

PROXY



121 SOUTH 13TH STREET, SUITE 100
LINCOLN, NE 68508
p 402.458.2370
www.nelnet.com

April 3, 2025

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting to be held on Thursday, May 15, 2025 at 8:30 a.m. Central Time at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Consistent with the prior Annual Meetings, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2025*. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Mike Dunlap

Michael S. Dunlap
Executive Chairman of the Board of Directors


Nelnet, Inc.

121 South 13th Street, Suite 100, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


April 3, 2025

TIME AND DATE

8:30 a.m., Central Time, on Thursday, May 15, 2025

PLACE

Hudl Building

600 P Street, Suite 100

Lincoln, Nebraska 68508

In addition to shareholders attending in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the meeting online at *http://www.virtualshareholdermeeting.com/NNI2025*.

ITEMS OF BUSINESS

(1) To elect three Class II directors nominated by the Board of Directors to serve for three-year terms until the 2028 Annual Meeting of Shareholders

(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025

(3) To conduct an advisory vote to approve the Company's executive compensation

(4) To transact such other business as may be properly introduced

RECORD DATE

You can vote if you were a shareholder as of the close of business on March 24, 2025

OTHER INFORMATION The Letter to Shareholders from the Chief Executive Officer and our 2024 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.

PROXY VOTING

The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting virtually or in person. If you attend the meeting virtually or in person, you may vote by proxy or you may revoke your proxy and cast your vote virtually or in person, respectively. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,

William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2025 PROXY STATEMENT
TABLE OF CONTENTS


Nelnet, Inc.
121 South 13th Street
Suite 100
Lincoln, Nebraska 68508


PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2025 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 15, 2025, at 8:30 a.m., Central Time, at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

In addition to in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2025*.


Important Notice Regarding the Availability of Proxy Materials for the
2025 Annual Meeting of Shareholders to be held on May 15, 2025


Our notice of annual meeting and proxy statement, 2024 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 3, 2025. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2025 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 3, 2025. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting, and information regarding virtual participation in the Annual Meeting online
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote online at the Annual Meeting through the virtual meeting process, in person at the Annual Meeting, or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 24, 2025 (the "record date"). At the close of business on March 24, 2025, 25,703,359 and 10,658,604 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one vote and 10 votes, respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record as of the record date. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder beginning two business days after the Notice of the Annual Meeting is given and continuing through the Annual Meeting, at the Company's headquarters in Lincoln, Nebraska at any time during regular business hours. Any shareholder who would like to inspect such records should call Investor Relations at 402-458-3038 to request access and schedule an appointment. Such records will also be available for inspection at the Annual Meeting, and will also be available for review by shareholders during the Annual Meeting through the virtual meeting website.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 14, 2025 for shares held directly, and by 11:59 p.m. EDT on May 12, 2025 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

  By mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a paper copy of the materials. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

    - By internet: www.proxyvote.com
    - By telephone: 1-800-579-1639
    - By e-mail*:   sendmaterial@proxyvote.com

    * If requesting materials by e-mail, please send a blank e-mail with your 16-Digit Control Number in the subject line.

  By telephone (1-800-690-6903): Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 14, 2025 for shares held directly, and by 11:59 p.m. EDT on May 12, 2025 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your proxy card with you when you call and follow the instructions.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you receive these materials in paper form, the materials will include a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares by attending the Annual Meeting through the virtual meeting process or in person. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend in person and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares in person at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting through the virtual meeting process or in person, we encourage you to vote your shares by proxy.

Description of Virtual Meeting Process

Shareholders can attend and participate in the Annual Meeting via the Internet through the virtual meeting process, and may do so by visiting *http://www.virtualshareholdermeeting.com/NNI2025*. The Annual Meeting will begin promptly at 8:30 a.m. Central Time on May 15, 2025 and online check-in will begin at 8:15 a.m. Central Time. Please allow ample time for the online check-in procedures. Interested persons who were not shareholders as of the close of business on the record date may listen, but not participate, in the Annual Meeting via *http://www.virtualshareholdermeeting.com/NNI2025*. In order to attend, participate in, and vote at the Annual Meeting through the virtual meeting process, registered shareholders will need to use their 16-digit control number received with their proxy card or Notice to log into *http://www.virtualshareholdermeeting.com/NNI2025* and follow the provided instructions. Holders of shares in street name who do not have a control number may gain access to the Annual Meeting by logging into their brokerage firm's web site and selecting the shareholder communications mailbox to link through to the Annual Meeting. Instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee. Shareholders who wish to submit a question may do so during the Annual Meeting through *http://www.virtualshareholdermeeting.com/NNI2025*.

We have structured our hybrid virtual annual meeting to provide shareholders who attend virtually with the same rights as those shareholders who attend the meeting in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. The hybrid virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should ensure they can hear streaming audio prior to the start of the meeting. If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:00 a.m. Central Time and until the end of the meeting.

If you wish to virtually submit a question during the meeting, type your question into the "Submit a question" field, and click "Submit." Questions may be submitted beginning at 8:30 a.m. Central Time. Questions relevant to meeting matters will be answered during the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

What Items Require Your Vote

There are three proposals that will be presented for your consideration at the meeting:

- Electing the three Class II director nominees named in this proxy statement to the Board of Directors for three-year terms
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2025
- Approving on an advisory basis the Company's executive compensation

Each of the proposals have been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 14, 2025)
- Voting again by Internet prior to 11:59 p.m. EDT on May 14, 2025 for shares held directly, and by 11:59 p.m. EDT on May 12, 2025 for shares held in the Nelnet, Inc. Employee Share Purchase Plan (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written or virtual ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, the Company's Articles of Incorporation and Bylaws provide that shares constituting a majority of the voting power of all the shares of the Company's stock entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. **New York Stock Exchange (NYSE) rules allow banks, brokers, and other nominees to vote in their discretion the shares held by them for a customer on matters that the NYSE considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under NYSE rules.**

Under NYSE rules, the election of directors and the advisory vote to approve executive compensation will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the NYSE will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return a valid proxy and do not vote through the virtual meeting process for the Annual Meeting or in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares in the nominee's discretion on the ratification of the appointment of KPMG LLP as independent auditor. However, as discussed above, the nominee will not be permitted to vote your shares without your instructions on the election of directors or on the advisory vote to approve executive compensation.

Giving your proxy also means that you authorize the proxies to vote in their discretion on any other matter that may be properly presented at the Annual Meeting. As of the date of this proxy statement, the Company does not know of any other matters to be presented at the Annual Meeting.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to Proposal 1 (the election of the Class II directors), shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the Nebraska Model Business Corporation Act. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many or as few nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting, including online voting through the virtual meeting process.

The Nebraska Model Business Corporation Act and our Bylaws provide that a majority of votes cast with respect to the proposal is required to approve Proposals 2 and 3 (ratifying the appointment of KPMG LLP and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposals 2 and 3 and thus will not have the effect of votes for or against Proposals 2 and 3.

In accordance with the provisions of our Articles of Incorporation, the Class A common stock and Class B common stock will vote as a single class on each of Proposals 1, 2, and 3.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" the election of each of the Class II director nominees to the Board of Directors for a three-year term
- "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2025
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

During 2024, the Company's Board of Directors consisted of nine directors who were divided into three classes, designated as Class I, Class II, and Class III. In accordance with the Company's Articles of Incorporation, the number of directors constituting the entire Board is fixed exclusively by the Board from time to time. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class I directors - 2027; Class II directors - 2025; and Class III directors - 2026.

Shareholders are asked to elect three Class II directors to serve on the Board of Directors for a three-year term ending at the 2028 annual meeting of shareholders. The nominees for these Class II directorships are Matthew W. Dunlap, Adam K. Peterson, and Kimberly K. Rath. Each nominee is currently serving on the Board as a Class II director. Ms. Rath and Mr. Peterson were most recently elected to the Board by the shareholders at the 2022 annual meeting of shareholders; Matthew Dunlap was appointed to the Board as a Class III director on March 17, 2022 based on the recommendation of the Board's Nominating and Corporate Governance Committee. On February 1, 2023, in order to rebalance the distribution of directors amongst the three classes subsequent to the passing of board member William Cintani, Matthew Dunlap tendered his resignation as a Class III director and was immediately appointed by the Board as a Class II director to fill the Class II vacancy resulting from Mr. Cintani's passing. In making these nominations, the Board and the Nominating and Corporate Governance Committee consider each nominee's specific experience, qualifications, and skills as described below.

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated each of the Class II director nominees named below to serve on the Board of Directors as Class II directors.

The Board of Directors recommends that shareholders vote FOR the election of each Class II director nominee (named below) to the Board of Directors.

In the event that before the election any Class II director nominee becomes unable to serve or for good cause unwilling to serve, if elected, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all Class II director nominees, or, if the Board does not designate any substitute nominees, the shares represented by proxy may be voted for a reduced number of nominees. The Board of Directors knows of no reason why any of the persons nominated for election as Class II directors might be unable or unwilling to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

The following sets forth certain information about (i) each of the three nominees for election as Class II directors to serve for a three-year term expiring at the 2028 annual meeting of shareholders, and (ii) each of the current Class I and Class III directors whose term of office continues beyond the 2025 Annual Meeting. The information includes, with respect to each such person: (a) their age, (b) the year during which they were first elected a director of the Company, (c) their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and (d) the qualifications of such person that led to the conclusion that such person should serve as a director of the Company.

Class II Director Nominees to Hold Office for a Term Expiring at the 2028 Annual Meeting of Shareholders

Matthew W. Dunlap, 35
Director since
March 2022
	Chief Business Development Officer, Nelnet, Inc., and President, Nelnet Financial Services
	
	• Nelnet, Inc.
	  • President, Nelnet Financial Services, April 2023 - present
	  • Chief Business Development Officer, March 2022 - present
	  • Managing Director, Nelnet Business Services, February 2020 - March 2022
	  • Legal counsel, February 2017 - February 2020
	• GVC Capital, LLC, an investment banking firm focused primarily on providing comprehensive investment banking services to underexposed small public and private companies.
	  • Associate, November 2015 - January 2017
	
	Mr. Dunlap brings to the Board of Directors his legal expertise and an in-depth understanding of the Company's business models and practices from his experiences as an in-house attorney serving our asset generation and loan servicing businesses and as a Managing Director for the Company. In addition, Mr. Dunlap brings expertise in banking and finance through his time serving on the board of directors at Bankfirst and First Northeast Bank of Nebraska.

Adam K. Peterson, 43 **Director since** **March 2022**	**Chairman, Chief Executive Officer, and President, Boston Omaha**

- Boston Omaha is a public holding company with businesses engaged in several sectors including advertising, insurance, telecommunications, and real estate.
  - Chairman, CEO, and President - May 2024 - present
  - Co-Chairman, February 2015 - May 2024
  - Co-CEO and Co-President, December 2017 - May 2024
  - Executive Vice President, February 2015 - December 2017
- The Magnolia Group LLC, an SEC registered investment advisor and general partner of Magnolia Capital Fund, LP, which is one of Nelnet's largest external non-management shareholders.
  - Managing Member, June 2014 - present
- Old Market Capital Corporation ("OMCC"), formerly named Nicholas Financial, Inc., which was a publicly traded specialized consumer finance company engaged primarily in acquiring and servicing automobile finance installment contracts for purchases of used and new automobiles, originating direct consumer loans, and selling consumer-finance related products. Upon formerly changing its name to Old Market Capital Corporation on September 27, 2024, OMCC exited the auto finance business via the sale of its finance receivables and repossessed assets to an unrelated third party. OMCC remains a public company, and is primarily engaged in providing broadband internet, voice over internet protocol, and video services.
  - Director, June 2017 - present
  - Crescent Bank & Trust, a bank that specializes in auto loans to consumers in multiple states, as well as offers local personal and business banking services to the Greater New Orleans Area.
  - Director, March 2022 - present
- Yellowstone Acquisition Group, a publicly traded special purpose acquisition company that completed a business combination with Sky Harbour LLC in January 2022 and was renamed Sky Harbour Group Corporation.
  - Director, August 2020 - January 2022
- Brampton Brick Ltd., a publicly traded Canadian company specializing in masonry materials and products.
  - Director, May 2016 - March 2021
- Magnolia Capital Partners, LP and related entities
  - Chief Investment Officer, November 2005 - August 2014

Mr. Peterson's qualifications include almost 20 years of extensive experience in business operations, investments, and financial analysis in a variety of industries, including advertising, insurance, telecommunications, real estate, and financial services.

Kimberly K. Rath, 64 **Director since** **October 2007**	**Co-Chair, Talent Plus, Inc.**

- Talent Plus, Inc., a global human resources consulting firm.
  - Co-Chair, August 2013 - present
  - President, Talent Plus, Inc., 2016 - 2019
  - Co-Founder, Talent Plus, Inc., 1989 - present

Ms. Rath's qualifications include over 35 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath leads an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors.

Class III Directors Continuing in Office for a Term Expiring at the 2026 Annual Meeting of Shareholders

Kathleen A. Farrell, 61 **Director since** **October 2007**	**Dean and Professor of Finance, College of Business, University of Nebraska-Lincoln**

- College of Business, University of Nebraska - Lincoln

  - Dean, December 2017 - present

  - Professor of Finance, August 2009 - present

  - Interim Dean, January 2017 - December 2017

  - Chair, Finance Department, August 2014 - December 2016

  - Senior Associate Dean of Academic Programs, August 2011 - July 2014

  - Associate Dean of Academic Programs, August 2010 - August 2011

  - Associate Professor of Finance, 2001 - July 2009

  - Assistant Professor of Finance, August 1993 - 2001

Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a national public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has 25 years of experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

David S. Graff, 42 **Director since** **May 2014**	**Chief Executive Officer, Agile Sports Technologies, Inc. (doing business as Hudl)**

- Hudl provides online video analysis and coaching tools software for professional, college, high school, club, and youth teams and athletes, and Hudl software is used by more than 300,000 teams, serving more than 40 different sports and 180 countries, including the National Hockey League, National Football League, National Basketball Association, and English Premier League. Hudl has more than 4,000 employees in 18 countries.

  - Chief Executive Officer, May 2006 - present

- Boston Omaha, a public holding company with businesses engaged in several sectors including advertising, insurance, telecommunications, and real estate.

  - Director, January 2025 - present

- Sportsmap Tech Acquisition Corporation ("Sportsmap"), a publicly traded special purpose acquisition company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Sportsmap completed a business combination with MultiSensor AI Holdings, Inc. (f/k/a Infrared Cameras Holdings Inc.) in December 2023.

  - Director, September 2021 - December 2023

Mr. Graff's qualifications include his experience and expertise in computer science, marketing, and sales. In addition, as co-founder of Hudl, Mr. Graff provides the Board of Directors and the Company significant expertise in business development and innovation. Mr. Graff has been featured on Inc. Magazine's 30 Under 30 list and was named one of Fast Company's Most Creative People. In addition, Mr. Graff served as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.

Thomas E. Henning, 72
Director since
August 2003

Former executive officer and public company director

- First Interstate Bancorp ("FIBK"), a publicly traded financial and bank holding company focused on community banking.
  - Director, February 2022 - present
- Great Western Bancorp, Inc. ("GWB") and Great Western Bank; GWB was a publicly traded full service regional bank holding company. On February 1, 2022, GWB was acquired by FIBK.
  - Director, August 2015 - January 2022
- Federal Home Loan Bank Topeka, a part of the 12-member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate.
  - Director, January 2023 - present
  - Director, March 2007 - October 2015
- Assurity Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products.
  - Non-Executive Chairman, January 2022 - December 2022
  - President and Chief Executive Officer, 1990 - December 2021

Mr. Henning's qualifications include over 30 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Chartered Financial Analyst and a member of the board of directors of other financial service organizations, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

Class I Directors Continuing in Office for a Term Expiring at the 2027 Annual Meeting of Shareholders

Preeta D. Bansal, 59
Director since
November 2018

Retired senior lawyer, public official, and global business leader

- Senior Advisor to the CEO and Global Managing Director, LightEn Network, 2024 - present
- Self-employed advisor, investor, lecturer, and consultant, 2016 - present
- Massachusetts Institute of Technology, Lecturer, Senior Advisor, and Visiting Scholar, 2014 - 2019
- HSBC Holdings plc, a multinational investment bank and financial services company, Global General Counsel for Litigation and Regulatory Affairs, 2012 - 2013
- Office of Management and Budget, Executive Office of the President of the United States, General Counsel and Senior Policy Advisor, 2009 - 2011
- Skadden, Arps, Slate, Meagher & Flom LLP, an international law firm, Partner, 2003 - 2009
- United States Commission on International Religious Freedom, Commissioner, 2003 - 2009 (Chair, 2004 - 2005)
- University of Nebraska College of Law, Visiting Professor, 2001 - 2003
- State of New York, Solicitor General, 1999 - 2001

Ms. Bansal's qualifications include over 30 years of experience in corporate and public law, banking, financial services, government, regulation, public policy, U.S. diplomacy, and academia as a distinguished lawyer, public official, and global business leader. Her experience has included serving as general counsel and senior policy advisor in the federal Office of Management and Budget, which oversees and coordinates all of the budgetary, regulatory, and management activities and initiatives of the departments and agencies of the federal government on behalf of the President of the United States; as global general counsel for litigation and regulatory affairs for HSBC Holdings in London; as partner and practice chair of the international law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City; and as Solicitor General of the State of New York. Ms. Bansal is a Henry Crown Fellow at the Aspen Institute, a life member of the Council on Foreign Relations, and active with numerous local, national, and global organizations. She received the National Organization of Women's "Woman of Power and Influence Award" in 2006 and was named one of the "50 Most Influential Minority Lawyers in America" by the National Law Journal in 2008. She is a magna cum laude graduate of Harvard Law School and Harvard-Radcliffe College, and a former law clerk to U.S. Supreme Court Justice John Paul Stevens. Ms. Bansal provides to the Board of Directors and the Company valuable insight and leadership on various business, compliance, regulatory, and policy issues.

Michael S. Dunlap, 61	**Executive Chairman, Nelnet, Inc.**
Director since	
January 1996	

- Nelnet, Inc.
  - Executive Chairman, January 2014 - present
  - Chairman, January 1996 - December 2013
  - Chief Executive Officer, May 2007 - December 2013
  - Co-Chief Executive Officer, January 1996 - May 2007
- Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank") (F&M and Union Bank are affiliates of the Company)
  - Co-Chairman, January 2024 - present
  - Chairman, January 2013 - January 2024
  - Co-President and Director, January 2007 - January 2013
  - President, 1996 - 2006

Mr. Dunlap's qualifications include more than 30 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on customer service, innovation, and excellence are keys to our Board's success.

Jona M. Van Deun, 55	**Managing Partner, Prairie Coast Strategies, LLC**
Director since	
March 2022	

- Prairie Coast Strategies, LLC, a consulting firm advising clients on grassroots, government and public affairs, and large logistic/production projects.
  - Partner, November 2022 - present
- Nebraska Tech Collaborative, a business-led Aksarben Workforce Initiative committed to convening leaders from government, education, and not-for-profit organizations across the state to develop, attract, and retain tech-talent and entrepreneurs to Nebraska.
  - President, September 2018 - September 2022
- Small Business Coalitions and Engagement for U.S. Chamber of Commerce. The U.S. Chamber of Commerce, whose members range from small businesses and chambers of commerce across the country to leading industry associations and global corporations, advocates for policies that help businesses create jobs and grow the economy.
  - Vice President, October 2017 - September 2018
- Koch Companies Public Sector, LLC, a shared-services company that provides legal, government, and public affairs services to affiliates of Koch Industries, Inc. around the world. Koch Industries, Inc. is a privately-held multinational conglomerate with interests in industries such as refining, chemicals, and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronics; information systems; commodity trading; minerals; energy; glass; ranching; and investments.
  - Director of Coalitions, December 2012 - September 2017

Ms. Van Deun's qualifications include having vast information technology and talent acquisition expertise from her extensive background in politics and public affairs, and she has provided strategic expertise to several trade associations and Fortune 500 companies, including 3M Company, DCI Group, the Pillsbury Company, and the Property Casualty Insurers Association.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer (who is also the Company's principal accounting officer), and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it. Any future amendments to or waivers of the code, to the extent applicable to any executive officer or director, will be posted at this location on the Company's website.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the NYSE. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Michael S. Dunlap ("Michael Dunlap") beneficially owns 80.6% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

The Board has evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors, director nominees, and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the current directors received any consulting, advisory, or other compensatory fees from the Company, other than those described under "Certain Relationships and Related Transactions" and "Director Compensation Table for Fiscal Year 2024." Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, has determined that all of the Company's current directors are independent, with the exception of Michael Dunlap and Matthew Dunlap, who are currently employees of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and related parties, and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Family Relationships

Michael Dunlap and Matthew Dunlap are father and son. There are no other family relationships among the Company's directors and executive officers.

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.

- The Board undertakes an annual self-review.

- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.

- Board members have open communication access to all members of management and counsel.

Shareholder Communications with the Board

Directors who are not employees or officers of the Company or any of its subsidiaries ("Non-Employee Directors") meet in executive session, without the presence of management. Mr. Henning currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 or anonymously submitted via the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Anonymous Reporting." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company. When determining this level of risk, the Board of Directors considers factors such as artificial intelligence, cybersecurity, and privacy concerns.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management oversight. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats, with the Board of Directors receiving frequent updates with respect to such measures and related cybersecurity risk management initiatives. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. The Compliance Committee assists the Board of Directors in fulfilling its responsibility to oversee the Company's Compliance Management Program, which is designed to ensure compliance with consumer protection laws, regulations, and corporate policies. Finally, in setting compensation philosophy and strategy, the People Development and Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Michael Dunlap serves as Executive Chairman of the Board and Jeffrey R. Noordhoek serves as Chief Executive Officer ("CEO"). While the Board of Directors and management do not believe either a combined Chairman and CEO or separate roles necessarily guarantee better governance or the absence of risk, they believe the Company's current leadership structure is appropriate for our business at this time. The Board believes that its current leadership structure best serves the objectives of the Board's oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the shareholders, and the Company's overall corporate governance. The Board also believes that the current separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company, while leveraging the experience and perspectives of the Executive Chairman. It also allows the Executive Chairman to focus on leadership of the Board in addition to providing management direction on company-wide issues. The Board periodically reviews the leadership structure and may make changes in the future.

In addition, Mr. Henning is currently serving as the independent Lead Director of the Board. The Board believes having a lead independent director is an important governance practice, given that the Executive Chairman is not an independent director under our Corporate Governance Guidelines and applicable rules. Michael Dunlap, as Executive Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Henning as the independent Lead Director, Michael Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Henning to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Henning works with Michael Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Henning is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Michael Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings. This structure allows the Company to optimize the roles of Chairman, CEO, and independent Lead Director and follow sound governance practices.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2024, the standing committees of the Board were the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. All Board committees, other than the

Executive Committee, operates pursuant to a formal written charter, approved by the Board, which sets forth the committees' functions and responsibilities. Each committee charter is posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and is available in print to any shareholder who requests it. The purposes of each committee and their members are set forth below.

Audit Committee

During 2024, and as of the date of the mailing of this proxy statement, the Audit Committee was composed of Ms. Bansal and Messrs. Graff, Henning, and Peterson. The Committee held six meetings in 2024. Each member of the Audit Committee during 2024 was (1) "independent" in accordance with NYSE and SEC rules and regulations and (2) sufficiently financially literate to enable them to discharge the responsibilities of an Audit Committee member. The Board has determined that all of the members of the Audit Committee during 2024 had accounting and related financial management expertise which qualified each of them as an "audit committee financial expert," as defined in the applicable SEC rules and regulations.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

People Development and Compensation Committee

During 2024, and as of the date of the mailing of this proxy statement, the People Development and Compensation Committee was composed of Mses. Bansal, Rath, and Van Deun. The Committee held four meetings in 2024. Each member of the People Development and Compensation Committee during 2024 was "independent" in accordance with NYSE and SEC rules and regulations. The People Development and Compensation Committee oversees the Company's compensation and benefit policies, succession planning, and leadership and people development. The Company's compensation policies are designed with the goal of maximizing the success of our customers, associates, and shareholder value over the long term. The People Development and Compensation Committee believes this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by this Committee and the Board of Directors. See "Executive Compensation."

Compliance Committee

During 2024, and through the date of the mailing of this proxy statement, the Compliance Committee was composed of Mses. Bansal and Van Deun, and Messrs. Matthew Dunlap and Peterson. The Committee held four meetings in 2024. The Compliance Committee has principal oversight responsibility with respect to the Company's Compliance Management Program, including approval of applicable corporate policies, ensuring adequate resources are available for training and communications, ensuring the Program is designed to adequately address consumer complaints and other compliance issues, and receiving periodic reporting from management regarding compliance activities. The members of the Compliance Committee, during 2024, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Nominating and Corporate Governance Committee

During 2024, and as of the date of the mailing of this proxy statement, the Nominating and Corporate Governance Committee was composed of Mses. Farrell, Rath, and Van Deun. The Committee held four meetings in 2024. Each member of the Nominating and Corporate Governance Committee during 2024 was "independent" as determined in accordance with NYSE and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Corporate Governance Guidelines. These criteria include, among other items, independence, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. In accordance with our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. The Board is committed to a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2024 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's Bylaws include provisions setting forth the specific conditions under which persons may be nominated by shareholders for election as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2026 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's Bylaws are also posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents."

Risk and Finance Committee

During 2024, and as of the date of the mailing of this proxy statement, the Risk and Finance Committee was composed of Ms. Farrell and Messrs. Matthew Dunlap, Graff, Henning, and Peterson. The Committee held four meetings in 2024. The Risk and Finance Committee has principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats. The members of the Risk and Finance Committee, during 2024, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Executive Committee

During 2024, and through the date of the mailing of this proxy statement, the Executive Committee was composed of Ms. Farrell and Messrs. Michael Dunlap and Henning. The Executive Committee held no formal meetings in 2024. The Executive Committee exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board may impose from time to time, or as limited by applicable law.

Meetings of the Board

The full Board of Directors held five meetings in 2024. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Overview

The Company's compensation program for directors (except for Michael Dunlap, who does not receive any compensation for Board or committee service) is designed to reasonably compensate directors for their service on the Board of Directors and its committees, in amounts commensurate with their roles and involvement, and taking into consideration the significant amount of time they devote in fulfilling their duties in view of the Company's size, complexity, and risks, as well as the experience and skill levels required of members of the Board. The Company intends to compensate its directors in a manner that attracts and retains high quality Board members, and ensures that their interests are aligned with the shareholders. The People Development and Compensation Committee reviews the compensation program for directors on an annual basis and makes recommendations regarding the program to the Board.

In addition to the various components of the Company's compensation program for directors discussed under the "Director Compensation Elements," "Director Compensation Table for Fiscal Year 2024," and "Share Ownership Guidelines for Board Members" captions below, the Company has a policy prohibiting members of the Board of Directors from short sales of the Company's stock, buying or selling call or put options or other derivatives related to the Company's stock, or engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The Company's policy also requires members of the Board who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans, and limits the use of margin accounts or other pledge arrangements by Board members with respect to the Company's stock. See "Executive Compensation" - "Compensation Discussion and Analysis" - "Prohibition on Hedging and Short Sales, and Limits on Share Pledging."

Director Compensation Elements

Directors are primarily compensated through an annual retainer in the base amount of $150,000 for each director. An additional annual retainer of $10,000 is paid to directors who serve as members on each of the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chair of the Audit Committee is also paid an additional $12,500 annual retainer fee. Directors are also compensated for Board meeting and committee meeting attendance, earning $1,000 for each Board and committee meeting attended. As indicated above, Michael Dunlap does not receive any consideration for participation in Board or committee meetings.

The Company has a Directors Stock Compensation Plan that was approved by the Board of Directors and shareholders, pursuant to which Board members can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. Under the plan, if a Director elects to receive Class A common stock, the number of shares that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination of service on the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect a Director's rights with respect to previously deferred shares without the consent of the Director.

Other Compensation

The Company offers health, dental, and vision insurance coverage benefits under the Company's insurance plans to Non-Employee Directors who do not currently participate in another similar group insurance plan. Such insurance coverage is provided on generally the same terms and conditions that apply to employees of the Company. If a Non-Employee Director elects to participate in such plans, the Non-Employee Director pays the full cost of the insurance coverage (which for an employee is shared by the Company and the employee).

The Company offers a matching gift program in which all employees with at least six months of tenure and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an employee or Board member contributes in cash and securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total maximum dollar amount payable under the program is $25,000 per director or employee per calendar year.

Director Compensation Table for Fiscal Year 2024

The following table sets forth summary information regarding compensation of Directors for the fiscal year ended December 31, 2024.

| | 2024 Compensation | | | |
Director name	Fees paid in cash ($) (a)	Stock awards ($) (b)	Matching gift programs ($) (c)	Total ($)
Preeta D. Bansal	20,000	211,856	25,000	256,856
Matthew W. Dunlap (d)	184,000	—	500	184,500
Michael S. Dunlap (e)	—	—	—	—
Kathleen A. Farrell	14,000	211,856	24,900	250,756
David S. Graff	16,000	200,021	—	216,021
Thomas E. Henning	16,000	226,528	50,000	292,528
Adam K. Peterson	20,000	211,856	—	231,856
Kimberly K. Rath	14,000	200,021	50,000	264,021
Jona M. Van Deun	18,000	211,856	100	229,956

(a)   Amounts represent cash paid to Board members for attendance at Board and committee meetings. Amount for Matthew Dunlap also includes annual retainer fees ($170,000).

(b)   Each of the Non-Employee Directors elected to receive their annual retainer fees for 2024 in the form of awards of the Company's Class A common stock or deferred shares under the Directors Stock Compensation Plan, which awards are within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). As such, the amounts under "stock awards" in the table above represent the grant date fair value of the stock or deferred shares computed in accordance with FASB ASC Topic 718 based on the closing market price of the Class A common stock of $97.81 per share on June 14, 2024, the trading day immediately preceding the date of issuance. Under this plan, the Company uses 85% of such closing market price of the Class A common stock on the date immediately preceding the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Directors Compensation Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(c)   Amounts represent matching contributions by the Company to charitable organizations during 2024 under the Company's matching gift program. For Mr. Henning and Ms. Rath, amounts also include $25,000 in matching contributions by the Company in 2024 related to contributions made by Mr. Henning and Ms. Rath during the year ended December 31, 2023.

(d)   In addition to Matthew Dunlap's compensation as a member of the Board of Directors as reflected in the table above, he is also an employee and executive officer of the Company. Matthew Dunlap's total compensation as an employee and board member of the Company for the year ended December 31, 2024 was approximately $1.03 million which includes (i) $184,500 in director compensation reported in the table above, (ii) a salary of $300,000, (iii) a bonus paid in 2025 for services rendered in 2024 of $500,000, (iv) approximately $29,000 representing proceeds from the sale of accrued earned time off back to the Company during 2024, and (v) approximately $19,000 in other compensation.

(e)   Michael Dunlap, who is an employee and Executive Chairman of the Company, does not receive any compensation for Board or committee service. Mr. Dunlap's total compensation as an employee of the Company for the year ended December 31, 2024 was approximately $894,000, which includes a salary of $500,000, a bonus paid in 2025 for services rendered in 2024 of $375,000, and other compensation totaling approximately $19,000.

Share Ownership Guidelines for Board Members

The People Development and Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, the Committee has recommended and the Board has adopted Share Ownership Guidelines for Board members. Under these guidelines, each Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the base annual retainer fee ($150,000) by the number of years the Director has served on the Board. As of February 28, 2025, all Directors owned an amount of shares in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's Bylaws, each executive officer holds office for a term of one year or until his or her successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors" for biographical information regarding Michael Dunlap and Matthew Dunlap.

Name and Age	Position and Business Experience
Terry J. Heimes, 60	• Chief Operating Officer, Nelnet, Inc., January 2014 - present • Chief Financial Officer, Nelnet, Inc., October 1998 - December 2013
James D. Kruger, 62	• Chief Financial Officer, Nelnet, Inc., January 2014 - present • Controller, Nelnet, Inc., October 1998 - December 2013
William J. Munn, 57	• Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present
Jeffrey R. Noordhoek, 59	• Chief Executive Officer, Nelnet, Inc., January 2014 - present • President, Nelnet, Inc., January 2006 - December 2013
Emily R. Olinger, 42	• Chief People Services Officer, Nelnet Inc., March 2024 - present • Chief People Officer, Monolith, March 2022 - February 2024 • Chief People Officer, Spreetail, September 2015 - February 2022
Timothy A. Tewes, 66	• President, Nelnet, Inc., January 2014 - present • Chief Executive Officer, Nelnet Business Services, Inc., a subsidiary of Nelnet, Inc., May 2007 - present • President, Nelnet Business Services, Inc., May 2007 - December 2013
DeeAnn K. Wenger, 54	• President, Nelnet Business Services, Inc., December 2013 - present • Managing Director of Product, Nelnet Business Services, November 2012 - December 2013

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis (CD&A), we provide a detailed description of our executive compensation philosophy and program for our named executive officers (the "Named Executive Officers") for fiscal 2024:

Name	Title
Jeffrey R. Noordhoek	Chief Executive Officer
Terry J. Heimes	Chief Operating Officer
James D. Kruger	Chief Financial Officer
Timothy A. Tewes	President
DeeAnn K. Wenger	President, Nelnet Business Services

Executive Summary

This CD&A describes the key principles and measures that underlie the Company's executive compensation policies for the Named Executive Officers. The Company's stated compensation philosophy is clear and consistent, that it pays for performance. Its Named Executive Officers are accountable for the performance of the Company and the business segment or segments they manage, and are compensated based on that performance.

For 2024, the Company had net income, excluding derivative market value adjustments, of $176.4 million, or $4.81 per share. Net income, excluding derivative market value adjustments, and the corresponding per share measure are non-GAAP financial measures, and there is no comprehensive, authoritative guidance for the presentation of these measures. For information on how these measures are calculated from the Company's financial statements, reconciliations to the most directly comparable financial measures for 2024 under GAAP, and other information about these measures, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 40 of the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025. While the Company's financial results for 2024 were not as strong as some recent years, the Company still executed on its key objectives of growing its core businesses, driving diversification both within and outside of its historical core education-related businesses, and improving customer experiences. The Company believes that its executive compensation program contributes to a high-performance culture where executives deliver results that drive sustained growth and total compensation is meaningfully impacted by the Company's performance.

The following discussion summarizes the Company's executive compensation program, compensation philosophy, objectives, and process considered in determining compensation for its Named Executive Officers.

People Development and Compensation Committee Governance and Processes

The Company's Board of Directors has designated the People Development and Compensation Committee (referred to in this CD&A as the "Committee") to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Named Executive Officers and other executive officers of the Company

- administering certain compensation plans, including stock, incentive, and commission compensation plans

- assessing the effectiveness of succession planning relative to key executive officers of the Company

- reviewing, approving, and overseeing certain other benefit plans

The Committee consists solely of independent members (as defined by NYSE rules) of the Board of Directors, and operates under a written charter adopted by the Board. It is the Committee's policy that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

As discussed below, the Committee works with members of management to ensure a strong company culture and robust practices for people development and executive compensation exist, in order to deliver quality products and services and serve the Company's multiple stakeholders - customers, employees, shareholders, and the communities in which it operates. The Committee reviews and approves the Company's compensation framework and specific executive compensation determinations. The Committee also coordinates with the Board of Directors to monitor the performance of the Named Executive Officers throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

The executive officers of the Company are directed by the Committee to develop, recommend, and administer in a consistent manner, compensation objectives and programs for the Committee and the Board of Directors to consider and approve. As part of this process, each year the executive officers review and propose updates as necessary to the Company's compensation philosophy and strategy statement, and develop a proposed compensation framework. The executive officers are also tasked with ensuring that the objectives of the programs are aligned with the Company's long-term strategy. The Executive Chairman makes compensation recommendations for himself and the Named Executive Officers for the Committee's review and approval.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and employees (referred to by the Company as associates), is that the Company will pay fair, competitive, and equitable compensation that is designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success, encourage the creation of shareholder value, and recognize high levels of associate performance.

To build a strong work environment and culture that encourages innovation, development, and high performance, the Company structures its total compensation to be comprised of:

Element	Purpose	Characteristics
Base salary	Competitive cash compensation to retain and attract executive talent.	Fixed cash compensation based upon the scope and complexity of the role, individual experience, performance, and market competitiveness. Reviewed annually and adjusted as warranted.
Annual performance-based incentive bonuses	Drive the achievement of key short-term business results and recognize individual contributions to these results.	Primary mode to differentiate compensation based on performance. Annual incentives based on a combination of financial metrics and individual goals. Potential cash-equity mix through performance-based incentive program stock election framework.
Restricted stock awards	Promote long-term focus on shareholder value, serve as an important retention tool, and encourage equity stake in the Company.	Equity-based compensation subject to vesting periods, or other restrictions on sale, generally for three to ten years.
Health, retirement, and other benefits	Designed to provide competitive health insurance options and income replacement upon retirement, death, or disability.	Benefits for Named Executive Officers are the same as those available to all associates.
Intrinsic rewards	Non-cash rewards to increase engagement, provide opportunities for individual growth, and subsidize learning initiatives.	Professional training and development, coaching, mentoring, tuition reimbursement, and community activity support.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation are reflected in the Executive Officers Incentive Compensation Plan described below.

Summary of Executive Compensation Policies and Practices

What we do	What we don't do
Pay for performance	No employment contracts
Periodically utilize external, independent compensation consulting firm(s)	No significant additional perks to executive officers
Mitigate undue risk in compensation programs	No individual change in control/severance compensation arrangements
Maintain minimum vesting periods for stock awards	No stock options
Consider market data across industries to obtain a general sense of current compensation practices and decisions	
Prohibit hedging and short sales of stock	
Provide for clawback of incentive-based compensation	

Compensation Policies and Practices - Risk Management

The Committee and executive officers review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. This risk assessment process includes a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to the Company's strategy. A balance between Company and business segment performance is required to protect against unnecessary risks being taken. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Committee, the executive officers, and the Company's Enterprise Risk Management team believe that the Company's policies and practices do not create inappropriate or unintended significant risks that are reasonably likely to have a material adverse effect on the Company.

Prohibition on Hedging and Short Sales, and Limits on Share Pledging

The Company has a policy prohibiting members of the Board of Directors and all associates and officers, including senior management, from engaging in short sales of the Company's stock or buying or selling call or put options or other derivatives related to the Company's stock. The policy also prohibits these persons from engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The policy discourages Board members, officers, and associates from holding the Company's stock in a margin account or otherwise pledging the Company's stock as collateral for a loan, unless such activity receives the prior approval of the Company, which may be granted in the Company's discretion if the individual can clearly demonstrate the financial capacity and the ability to promptly meet a margin call or repay the loan without resorting to the pledged stock. In addition, such margin account or other pledge arrangements by a Board member or an officer are limited by the policy to no more than 25% of such individual's total shares of the Company's stock held.

Clawback Policy

The Company has an Incentive Compensation Clawback Policy (the "Clawback Policy"), which covers the Company's current and former officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other senior executive otherwise designated by the People Development and Compensation Committee or the Board, including all of the Named Executive Officers (each a "Covered Executive"). Under the Clawback Policy, if there is a restatement of the Company's financial results, certain incentive-based compensation paid or awarded to the Company's current and former officers subject to Section 16 of the Exchange Act will be subject to repayment or return if the amount of such compensation was calculated based upon the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by such officers had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, the Clawback Policy permits the Board to seek recovery of equity compensation, severance compensation, and cash incentive-based compensation previously paid to a Covered Executive if the Board determines that (i) the Company is required to undertake an accounting restatement due to the Company's material noncompliance, as a result of misconduct by a the Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision.

During 2024, the Company identified certain immaterial errors in the previously issued consolidated financial statements that have been corrected as discussed in Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025. As a result such immaterial error corrections, the Committee conducted a recovery analysis of incentive-based compensation received by our executive officers during the relevant period, as contemplated by Rule 10D-1 under the Exchange Act and in accordance with the Clawback Policy. Based on this analysis, no recovery of incentive-based compensation was required, as the financial statement adjustments did not impact the metrics used to determine incentive compensation during the relevant recovery period, and thus there was no erroneously awarded compensation.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale, gifting, and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. In addition to our insider trading policy, the Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and NYSE listing standards applicable to the Company. A copy of our insider trading policy was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Say on Pay

The Company has determined, consistent with the preference expressed by the Company's shareholders at the 2023 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders will have the opportunity to cast an advisory vote on executive compensation at this year's annual meeting. See Proposal 3 in this proxy statement with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2024 annual meeting of shareholders. At the 2024 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.7% of the votes cast. These voting results, and similar previous say on pay voting results, have strongly communicated the shareholders' endorsement of the Committee's decisions and policies to date. The Board of Directors and the Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no significant changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant

To assist in establishing and maintaining a competitive overall compensation program, the Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions within select industries and companies. Through comparisons of the base salaries, the annual performance-based incentives, other benefit programs, and total compensation for the Company's executive officers (including the Named Executive Officers), the consultant's analysis is used to develop a complete executive compensation package that is designed to be competitive in the marketplace. The study is also used by the Committee to identify potential gaps or inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2022, the Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company. Towers Watson compared the Company's executive compensation to three market perspectives, including the general industry, financial services, and the high-tech industry. The result of this review showed that executive compensation at the Company is conservative in relation to each market perspective examined. In connection with the 2022 engagement of Towers Watson, the Committee determined that Towers Watson does not perform any other services for the Company or have any relationship that would raise a conflict of interest or impair the independence of Towers Watson with respect to its 2022 services or its expected future services for the Committee. In making this determination, the Committee discussed and considered the following factors: (i) the fact that Towers Watson does not perform any other services for the Company; (ii) the amount of fees received by Towers Watson from the Company as a percentage of the total revenue of Towers Watson; (iii) the policies and procedures of Towers Watson that are designed to prevent conflicts of interest; (iv) any business or personal relationship between any individual Towers Watson consultant involved in the engagement by the Committee and a member of the Committee; (v) any stock of the Company owned by an individual Towers Watson consultant involved in the engagement; and (vi) any business or personal relationship between Towers Watson or any individual Towers Watson consultant involved in the engagement and any executive officer of the Company.

When developing the proposed compensation framework for the Committee to consider each year, the executive officers also review broad-based third party surveys of executive compensation to obtain a general sense of current compensation levels and practices in the marketplace. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate, and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's Named Executive Officers accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Named Executive Officers are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and the issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. In determining levels of compensation, the Committee and the Executive Chairman work together to establish targeted total compensation for each executive and then allocate that compensation among base salary, performance-based incentive compensation, and restricted stock awards.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee considers the Executive Chairman's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the Named Executive Officers in view of the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibilities. The Committee seeks to achieve an appropriate balance between base salaries, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's Named Executive Officers. See "Objectives of Executive Compensation" above for a summary of the various elements of executive compensation. Further details are provided below.

Base Salaries

Base salaries for the Company's Named Executive Officers are based on an evaluation of individual responsibilities of each person, market comparisons from publicly available compensation surveys to obtain a general sense of current compensation levels and practices in the marketplace, and an assessment of each individual's performance. Changes in base salaries of Named Executive Officers depend on projected changes in the external market as well as individual contributions to the Company's performance.

Base salaries for the Company's Named Executive Officers, with the exception of Ms. Wenger, were increased by 1.81% for 2024. This increase reflects the operating results and growth in the Company's per share book value in 2023 being lower than recent years. Ms. Wenger's base salary increased from $450,000 in 2023 to $468,000 in 2024 (4.0% increase), primarily as a result of continued strong performance of the Nelnet Business Services operating segment in which she has direct oversight. The executives' salary adjustments reflected the Committee's determination of amounts appropriate to maintain the competitiveness of the base salary levels for the officer positions, while also taking into consideration average annual marketplace salary adjustments.

Executive Officers Incentive Compensation Plan

The Executive Officers Incentive Compensation Plan (the "Plan"), which was approved by the Board of Directors and shareholders, provides the Company's executive officers with an opportunity to earn performance-based incentive compensation that aligns their interests with the interests of shareholders, including the achievement of long-term strategic business objectives.

The Plan, which is administered by the Committee, provides for performance-based awards of incentive compensation for a performance period of a calendar year or such other period established by the Committee in its sole discretion. The performance measures upon which incentive compensation under the Plan is based are generally described as follows:

- Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Committee deems appropriate in the Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

- Return on equity (including return on tangible equity), return on assets or net assets, return on capital (including return on total capital or return on invested capital), return on investments, and ratio of equity to total assets;

- Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the Department);

- Success or progress made in efforts to obtain new contracts with the Department, as well as other loan servicing business;

- Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

- Market share;

- Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

- Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

- Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

- Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

- Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

- Performance of investments;

- Regulatory compliance measures; or

- Any other criteria as determined by the Committee in its sole discretion.

The Plan provides that in no event shall the amount paid under the Plan to a participant with respect to any calendar year exceed 150% of that participant's base salary for that year.

While the Company strives for overall consistency in executive compensation, the Named Executive Officers' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the marketplace based on available broad based data.

The Company's 2024 annual performance-based incentive bonuses were paid, at the Named Executive Officers' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. All shares issued as part of the incentive bonus awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested.

Performance of Named Executive Officers for 2024

In 2024, the Committee established performance goals for the Company and its operating segments utilizing certain of the performance measures under the Plan referred to above and described in more detail below, and in early 2025 the Committee reviewed the performance of the Executive Officers (including the Named Executive Officers) for 2024 under the terms of the Plan in establishing incentive awards for each Executive Officer (including the Named Executive Officers). No specific quantitative/objective performance targets or formulas were set or used in establishing the performance goals. For 2024, the Committee considered the Named Executive Officers' performance in respect of the Plan measures described above, including, but not necessarily limited to:

- strong earnings results for 2024 in the Company's Education Technology Services and Payments (referred to as Nelnet Business Services) operating segment;

- executing a new long-term government servicing contract with the Department of Education, making required servicing platform enhancements for the new government servicing contract, and transferring of direct loan servicing volume to one platform;

- sustaining substantial estimated future cash flow from the Company's existing loan portfolio, and investment interests therein;

- asset diversification and growth, including non-FFELP loans and securitized loan residual interests, through strategic partners and originations and purchases through Nelnet Bank;

- introduction of new private student loan servicing contracts;

- continued diversification of revenue and asset types;

- customer satisfaction levels;

- employee engagement; and

- individual achievement.

Other factors considered by the Committee included:

- the negative impact to earnings from Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business; and

- growth in the Company's per share book value in 2024 (with dividends included) of only 6.4%.

Based on the Named Executive Officers' performance in 2024 and the level of attainment of the 2024 performance goals for the Named Executive Officers, the Committee awarded each of Messrs. Noordhoek, Heimes, Kruger, and Tewes a 2024 annual incentive under the Plan of $650,000, and awarded Ms. Wenger a 2024 annual incentive under the Plan of $500,000, as reflected in the Summary Compensation Table below.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan to reward performance by associates, including the Named Executive Officers. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan. The Company does not grant stock options, since management and the Committee believe that awards of shares of restricted stock are a better method of encouraging associates, including the Named Executive Officers, to focus on the long-term value of the Company.

Employee Share Purchase Plan

The Company also has an Employee Share Purchase Plan (ESPP) that assists all associates, including the Named Executive Officers, in becoming owners and increasing their ownership of the Company. Under the ESPP, associates may purchase up to $25,000 (per year) of shares of the Company's Class A common stock through payroll deductions, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter.

Termination or Change-in-Control Compensation

Other than with respect to provisions in restricted stock award agreements for grants of restricted stock whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to associates, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company.

Stock Trading Requirements

The Company has adopted a policy requiring officers who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in an orderly manner as part of their retirement and tax planning or other financial planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides the Named Executive Officers with certain other customary benefits, including health, dental, and vision coverage to assist the Company in remaining competitive for superior talent and to encourage executive retention. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including the Named Executive Officers, to take a proactive approach to their personal health and well-being. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of the Named Executive Officers and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap owns the remaining interest in the aircraft. Consistent with guidance issued from the Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows certain members of executive management to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. Any amounts regarding the value of any personal use of the aircraft by a Named Executive Officer are included in the separate table for all other compensation under the Summary Compensation Table below.

The Company also offers the Named Executive Officers other perquisites, including indoor parking and use of Company-sponsored suites at local venues for personal use when not occupied for business purposes.

Tax Treatment of Compensation

The Committee considers and evaluates the impact of applicable tax laws with respect to the Company's executive compensation policies, plans, and arrangements. For example, Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limitation on a public company's income tax deductibility in any tax year with respect to compensation paid to any individual who served as the chief executive officer or the chief financial officer at any time during the taxable year and the three other most highly compensated executive officers of the company (other than the chief executive officer or the chief financial officer) for the taxable year, and once an executive becomes covered by Section 162(m), any compensation paid to him or her in future years (including post-employment) becomes subject to the Section 162(m) limitation on tax deductibility. While the Committee considers tax consequences to the Company as a factor when it makes compensation determinations, the Committee reserves discretion to award compensation to the Named Executive Officers that is not deductible under Section 162(m) as the Committee deems appropriate.

Matching Gift Programs

The Company offers a matching gift program in which all associates with at least six months of tenure and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes in cash or securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates and Board members. The total maximum dollar amount payable under the program is $25,000 per associate or Board member per calendar year. In addition, the Company makes matching donations for contributions by associates to a centralized charitable giving and financial resources program for the local community in which the associate resides. Amounts matched by the Company for the Named Executive Officers and Board members per the provisions of these programs are reflected and discussed in the Named Executive Officer summary compensation table below and the director compensation table under "Director Compensation Table for Fiscal Year 2024" above, respectively.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

People Development and Compensation Committee Report

The People Development and Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the People Development and Compensation Committee, the People Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Respectfully submitted,

Kimberly K. Rath, Chair
Preeta D. Bansal
Jona M. Van Deun

Summary Compensation Table for Fiscal Years 2024, 2023, and 2022

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2024 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2024, 2023, and 2022, except that in accordance with SEC guidance only information relating to the fiscal year ended December 31, 2024 is presented for Ms. Wenger, who first became a Named Executive Officer in 2024. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation				
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (a)**	**Stock awards ($) (b)**	**All other compensation ($) (c)**	**Total ($)**
Jeffrey R. Noordhoek	2024	870,000	650,000	—	35,613	1,555,613
Chief Executive Officer	2023	854,501	450,000	500,013	37,642	1,842,156
	2022	813,810	874,851	500,016	36,205	2,224,882
Terry J. Heimes	2024	870,000	650,000	—	70,294	1,590,294
Chief Operating Officer	2023	854,501	450,000	500,013	74,873	1,879,387
	2022	813,810	874,851	500,016	55,885	2,244,562
James D. Kruger	2024	870,000	650,000	—	196,059	1,716,059
Chief Financial Officer	2023	854,501	450,000	500,013	41,962	1,846,476
	2022	813,810	905,371	500,016	36,885	2,256,082
Timothy A. Tewes	2024	870,000	650,000	—	201,387	1,721,387
President	2023	854,501	450,000	500,013	64,712	1,869,226
	2022	813,810	813,810	500,016	64,155	2,191,791
DeeAnn K. Wenger President of Nelnet Business Services	2024	468,000	500,000	100,041	60,725	1,128,766

(a) Amounts represent bonuses paid in 2025, 2024, and 2023 for services rendered during the 2024, 2023, and 2022 calendar years, respectively. The Company's annual performance-based incentive bonuses were paid, at the executives' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock for services rendered in 2022 also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership. Stock issued for incentive bonus awards were fully vested, however, stock issued for 2022 may not be transferred for three years from the date of issuance. All shares issued as part of the incentive bonus award were issued pursuant to the Company's Restricted Stock Plan. The stock issuances for annual performance bonuses were not made as equity incentive plan awards contemplating future service or performance.

(b) In addition to receiving an annual performance-based incentive bonus as described above, the following stock awards were made:

- On March 8, 2024, Ms. Wenger was awarded a five-year stock grant (subject to vesting conditions) of 1,163 shares of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to Ms. Wenger computed as $100,000 divided by the average market closing price for Class A common stock over the five trading day period ended March 5, 2024, which was $86.02.
- On March 10, 2023 and 2022, each of Messrs. Noordhoek, Heimes, Kruger, and Tewes were awarded five-year restricted stock grants (subject to vesting conditions) of 5,473 shares and 6,052 shares, respectively, of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to each of these Named Executive Officers computed as $0.5 million divided by the average market closing price for Class A common stock over the five trading day period ended March 7, 2023 and March 7, 2022, respectively, which was $91.36 and $82.62, respectively.

Amounts represent the grant date fair values of the various restricted stock awards (subject to vesting conditions) computed in accordance with FASB ASC Topic 718. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Restricted Stock Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(c) "All other compensation" for the fiscal year ended December 31, 2024 includes the following:

	All other compensation							
	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Matching gift programs ($) (1)	Dividends on restricted stock ($) (2)	Earned Time Off buy back ($) (3)	Personal use of company aircraft ($) (4)	Other ($) (5)	Total ($)
Jeffrey R. Noordhoek	13,800	211	5,200	16,402	—	—	—	35,613
Terry J. Heimes	13,800	211	35,500	16,402	—	3,881	500	70,294
James D. Kruger	13,800	211	29,300	16,402	133,846	—	2,500	196,059
Timothy A. Tewes	13,800	211	62,800	16,402	107,874	—	300	201,387
DeeAnn K. Wenger	13,800	211	29,750	5,943	9,221	—	1,800	60,725

(1) See "Compensation Discussion and Analysis - Matching Gift Programs" above for a description of these programs.

(2) The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(3) During 2024, the Company made available to associates the option to sell accrued earned time off back to the Company. Associates who elected to sell accrued earned time off were able to elect payment in cash or in shares of the Company's Class A common stock. Those electing stock also received an additional number of shares representing 15% of the amount of the accrued time off sold back to the Company. Mr. Tewes elected to receive his payout in shares of the Company's Class A common stock, and this amount represents the issuance of 998 shares of Class A common stock at a price of $108.09 per share, which represents the average market closing price for Class A common stock over the five trading day period ended August 15, 2024. Mr. Kruger and Ms. Wenger elected the cash payout option. All shares issued as part of the accrued time off buy back were issued pursuant to the Company's Restricted Stock Plan.

(4) See "Compensation Discussion and Analysis - Other Compensation" above for a description of this arrangement.

(5) Executive officers may receive other perquisites and other personal benefits below the current SEC threshold of $10,000 for reporting.

There were no stock option awards, non-equity incentive plan compensation, or pension or nonqualified deferred compensation earnings for any of the Company's Named Executive Officers during 2024, 2023, or 2022.

Grants of Plan-Based Awards Table for Fiscal Year 2024

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers in the fiscal year ended December 31, 2024 under the Company's Restricted Stock Plan.

Name	Grant date		Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($) (c)
Jeffrey R. Noordhoek	—		—	—	—
Terry J. Heimes	—		—	—	—
James D. Kruger	—		—	—	—
Timothy A. Tewes	September 13, 2024	(a)	September 4, 2024	998	107,874
DeeAnn K. Wenger	March 8, 2024	(b)	January 31, 2024	1,163	100,041

(a) As discussed in footnote (c) to the "Summary Compensation Table for Fiscal Years 2024, 2023, and 2022", the Company made available to associates the option to sell accrued earned time off back to the Company. Associates who elected to sell accrued earned time off were able to elect payment in cash or in shares of the Company's Class A common stock. Those electing stock also received an additional number of shares representing 15% of the amount of the accrued time off sold back to the Company. Mr. Tewes elected to receive his payout in shares of the Company's Class A common stock, and this amount represents the issuance of 998 shares of Class A common stock. All shares issued as part of the accrued time off buy back were issued pursuant to the Company's Restricted Stock Plan and were immediately vested.

(b) Included in this amount is 1,163 shares of restricted Class A common stock issued on March 8, 2024 to Ms. Wenger pursuant to the Company's Restricted Stock Plan, of which 233 shares vested on March 10, 2025, 233 shares are scheduled to vest on March 10, 2026 and 2028, and 232 shares are scheduled to vest on March 10, 2027 and 2029.

(c) The Company determined the value of the award for Mr. Tewes based on the average of the closing market prices for the Company's Class A common stock on August 9, 2024 through August 15, 2024, which was $108.09. The Company determined the value of the award for Ms. Wenger based on the average of the closing market prices for the Company's Class A common stock on February 28, 2024 through March 5, 2024, which was $86.02.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2024)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2024.

	Stock awards	
Name	**Number of shares of stock that have not vested**	**Market value of shares of stock that have not vested ($) (c)**
Jeffrey R. Noordhoek	13,395 (a)	1,430,720
Terry J. Heimes	13,395 (a)	1,430,720
James D. Kruger	13,395 (a)	1,430,720
Timothy A. Tewes	13,395 (a)	1,430,720
DeeAnn K. Wenger	5,084 (b)	543,022

(a) Amount represents (i) 4,378 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2023 pursuant to the Company's Restricted Stock Plan, of which 1,095 shares vested on March 10, 2025, 1,094 shares are scheduled to vest on March 10, 2026 and 2028, and 1,095 shares are scheduled to vest on March 10, 2027, (ii) 3,631 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 1,211 shares vested on March 10, 2025 and 1,210 shares are scheduled to vest on March 10, 2026 and 2027, and (iii) 5,386 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which 2,693 shares vested on March 10, 2025 and 2,693 shares are scheduled to vest on March 10, 2026.

(b) Amount represents (i) 1,163 shares of restricted Class A common stock issued to Ms. Wenger on March 8, 2024 pursuant to the Company's Restricted Stock Plan, of which 233 shares vested on March 10, 2025, 233 shares are scheduled to vest on March 10, 2026 and 2028, and 232 shares are scheduled to vest on March 10, 2027 and 2029, (ii) 1,752 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2023 pursuant to the Company's Restricted Stock Plan, of which 438 shares vested on March 10, 2025 and 438 shares are scheduled to vest annually on March 10, 2026 through 2028, (iii) 1,017 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 339 shares vested on March 10, 2025 and 339 shares are scheduled to vest on March 10, 2026 and 2027, (iv) 673 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which 337 shares vested on March 10, 2025 and 336 shares are scheduled to vest on March 10, 2026, and (v) 479 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2020 pursuant to the Company's Restricted Stock Plan, of which all 479 shares vested on March 10, 2025.

(c) Based on the closing market price of the Company's Class A common stock on December 31, 2024, the last market trading day in the year ended December 31, 2024, of $106.81.

Stock Vested Table for Fiscal Year 2024

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2024.

	Stock awards	
Name	**Number of shares acquired on vesting**	**Value realized on vesting ($) (d)**
Jeffrey R. Noordhoek	4,999 (a)	441,712
Terry J. Heimes	4,999 (a)	441,712
James D. Kruger	4,999 (a)	441,712
Timothy A. Tewes	5,997 (b)	554,466
DeeAnn K. Wenger	2,051 (c)	181,226

(a) Amount represents shares of restricted Class A common stock issued on March 10, 2021, 2022, and 2023 pursuant to the Company's Restricted Stock Plan. All shares vested on March 10, 2024.

(b) Amount represents (i) a total of 4,999 shares of restricted Class A common stock issued on March 10, 2021, 2022, and 2023 pursuant to the Company's Restricted Stock Plan that vested on March 10, 2024 and (ii) 998 shares of Class A common stock issued on September 13, 2024 pursuant to the Company's Restricted Stock plan that immediately vested.

(c) Amount represents shares of restricted Class A common stock issued on March 11, 2019 and March 10, 2020, 2021, 2022, and 2023 pursuant to the Company's Restricted Stock Plan. All shares vested on March 10, 2024.

(d) The vesting price for the shares of common stock that vested on March 10, 2024 was $88.36 per share, which was the closing market price of the Company's Class A common stock on March 11, 2024, the first market trading day after the scheduled vesting date. The vesting price for the shares of common stock that vested on September 13, 2024 was $112.98 per share, which was the closing market price for the Company's Class A common stock on September 13, 2024.

Pay Versus Performance

Year	Summary compensation table total for CEO ($)	Compensation actually paid to CEO ($)(a)	Average summary compensation table total for non-CEO Named Executive Officers ($)(b)	Average compensation actually paid to non-CEO Named Executive Officers ($)(a)(b)	Value of initial fixed $100 investment based on:		Net income (in thousands) ($)(e)	Net income, excluding derivative market value adjustments (in thousands) ($)(f)
					Total shareholder return ($)(c)	Peer group total shareholder return ($)(c)(d)		
2024	$ 1,555,613	1,805,326	1,539,127	1,750,752	194.61	173.90	$ 184,045	176,351
2023	1,842,156	1,791,032	1,636,444	1,596,230	159.00	133.20	89,826	121,573
2022	2,224,882	2,161,604	1,984,696	1,937,237	161.65	118.77	406,899	231,262
2021	2,732,315	3,047,713	2,302,547	2,539,095	172.04	132.75	393,286	322,748
2020	1,568,311	1,568,311	1,523,191	1,519,833	124.04	98.31	352,443	373,832

(a) The following adjustments were made to calculate the compensation actually paid from the compensation included in the summary compensation table for the CEO and non-CEO Named Executive Officers.

Year	Summary compensation table total for CEO ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Compensation actually paid to CEO ($)
2024	1,555,613	—	—	249,013	700	1,805,326
2023	1,842,156	(500,013)	482,828	(32,690)	(1,249)	1,791,032
2022	2,224,882	(500,016)	549,219	(74,657)	(37,824)	2,161,604
2021	2,732,315	(1,000,059)	1,315,457	—	—	3,047,713
2020	1,568,311	—	—	—	—	1,568,311

Year	Average summary compensation table total for non-CEO Named Executive Officers ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Average compensation actually paid to non-CEO Named Executive Officers ($)
2024	1,539,127	(25,010)	31,055	204,983	597	1,750,752
2023	1,636,444	(375,010)	362,121	(26,448)	(877)	1,596,230
2022	1,984,696	(375,012)	411,914	(55,993)	(28,368)	1,937,237
2021	2,302,547	(750,044)	986,592	—	—	2,539,095
2020	1,523,191	—	—	—	(3,358)	1,519,833

(b) The Company's non-CEO Named Executive Officers for 2024 were Mr. Heimes, Mr. Kruger, Mr. Tewes, and Ms. Wenger. The Company's non-CEO Named Executive Officers for 2023 were Mr. Heimes, Mr. Kruger, Mr. Tewes, and Mr. Matthew Dunlap. For 2022, 2021, and 2020, the Company's non-CEO Named Executive Officers were Mr. Michael Dunlap, Mr. Heimes, Mr. Kruger, and Mr. Tewes.

(c) Total shareholder return assumes a $100 investment on December 31, 2019 in each of the Company's Class A common stock and in the Company's selected peer group, and that all dividends, if applicable, were reinvested. The shareholder return represents past performance and should not be considered an indication of future performance.

(d) The S&P 500 Financials index, which is comprised of approximately 70 companies included in the S&P 500 that are classified as members of the Global Industry Classification Standard financials sector, was selected as the Company's peer group.

(e) The dollar amounts reported represent the amount of net income reflected in our audited financial statements of the applicable fiscal year. The net income amounts for 2023 and 2022 have been updated to reflect the correction of immaterial errors we identified during fiscal 2024, as discussed in the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025.

(f) Net income, excluding derivative market value adjustments, is a non-GAAP financial measure, and there is no comprehensive, authoritative guidance for the presentation of this measure. For information on how this measure is calculated from the Company's financial statements, reconciliation to the most directly comparable financial measure for the respective years presented in this table under GAAP, and other information about this measure, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 40 of the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025 (for 2024 and 2023), page 39 of the Company's 2022 Annual Report on Form 10-K filed with the SEC on February 28, 2023 (for 2022 and 2021), and page 40 of the Company's 2021 Annual Report on Form 10-K filed with the SEC on February 28, 2022 (for 2020). Net income, excluding derivative market value adjustments, presented for 2022, 2021, and 2020 has not been restated for the effects of immaterial corrections to the financial statements referred to in footnote (e) above.

The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the cumulative total shareholder return ("TSR") of the Company and the Peer Group (the S&P 500 Financials index) for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income, excluding derivative market value adjustments, for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



Most important financial performance measures linked to Executive Compensation:

- Net income, excluding derivative market value adjustments
- Annual growth in Nelnet, Inc. per share book value (with dividends included)

Stock Option, Stock Appreciation Right, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, stock appreciation right, long-term incentive, or defined benefit plans covering its Named Executive Officers.

Potential Payments Upon Termination or Change-in-Control

Other than with respect to provisions in restricted stock award agreements for certain grants of restricted stock to the Named Executive Officers whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to employees, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company. The summary information related to the outstanding shares of unvested restricted stock including the market value of such unvested shares as of December 31, 2024 can be found in the table above under "Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2024)."

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, the Company is providing the following information about the relationship of the annual total compensation of the employees of the Company and its consolidated subsidiaries and the annual total compensation of Jeffrey R. Noordhoek, the Company's CEO.

For 2024, the Company's last completed fiscal year:

- the median of the annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $57,240; and

- the annual total compensation of the CEO, as disclosed above in the "Summary Compensation Table for Fiscal Years 2024, 2023, and 2022," was $1,555,613.

Based on this information, for 2024 the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all employees was 27 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K. Given the different methodologies that various public companies may use to compute estimates of their pay ratios, the Company's estimated pay ratio may not be comparable with the estimated pay ratios of other public companies.

For purposes of the pay ratio disclosure, SEC rules permit registrants to identify the median employee once every three years, so long as there have not been significant changes in the registrant's employee population or employee compensation arrangements that the registrant reasonably believes would result in a significant change in the pay ratio disclosure. The Company most recently identified its median employee in 2021; as such, based on SEC rules, the Company identified a new median employee for 2024. To identify the median of the annual total compensation of all employees of the Company and its consolidated subsidiaries in 2024, as well as to determine the annual total compensation of the median employee and the CEO in 2024, the methodology and the material assumptions, adjustments, and estimates that the Company used were as follows:

1. The Company determined that, as of December 30, 2024, the last Monday of 2024 that was a business day, the total number of employees of the Company and its consolidated subsidiaries (excluding the CEO) was 6,241, with 5,983 (95.9%) of these employees located in the United States, and 258 (4.1%) of these employees located in Australia, Philippines, and Puerto Rico. Accordingly, the total numbers of U.S. employees and non-U.S. employees, before taking into consideration the adjustments permitted by SEC rules (as described below), were 5,983 and 258, respectively. These employees included all full-time, part-time, seasonal, and temporary employees of the Company and its consolidated subsidiaries. The Company selected the last Monday of 2024 that was a business day as the date within the last three months of the Company's last completed fiscal year that the Company would use to identify the median employee because it enabled the Company to make such identification for 2024 in a reasonably efficient and economical manner from its existing internal payroll reporting system.

2. The employee population used to identify the median employee, after taking into consideration the adjustments permitted by SEC rules, consisted of all of the 5,983 employees (excluding the CEO) located in the U.S as of December 30, 2024. As permitted by SEC rules, the Company chose to exclude all non-U.S. employees, consisting of all of the 258 employees who are employed in Australia, Philippines, and Puerto Rico, from the employee population used to identify the median employee, given the small number of employees in those jurisdictions and the estimated additional costs of obtaining, analyzing, and including their compensation information for purposes of identifying the median employee and determining the annual total compensation of the median employee. Based on the total numbers of U.S. employees and non-U.S. employees (before taking into consideration the adjustments permitted by SEC rules) as set forth above, the Company excluded a total of less than 5% of the total workforce of the Company and its consolidated subsidiaries (258 employees) from the employee population used to identify the median employee, as permitted by SEC rules.

3. To identify the median employee from the employee population, the Company compared the amounts of salary and wages of the employees for 2024 that are taxable for U.S. federal income tax purposes and reportable to the U.S. Internal Revenue Service on Form W-2, as reflected in the Company's existing internal payroll system reports as of December 30, 2024, and this compensation measure was consistently applied to all employees included in the calculation. In making this determination, the Company annualized the compensation of all permanent employees (full-time or part-time) included in the employee population who were hired during 2024 but did not work for the Company or a consolidated subsidiary for the entire fiscal year.

4. Using the median employee identified as described above, the Company combined all of the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(x) of the SEC's Regulation S-K, resulting in annual total compensation of $57,240.

5. With respect to the annual total compensation of the CEO, the Company used the amount disclosed in the "Total" column of the 2024 row for Mr. Noordhoek in the "Summary Compensation Table for Fiscal Years 2024, 2023, and 2022" included in this Proxy Statement.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value per share. The authorized common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value per share.

The following table sets forth information as of February 28, 2025, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers
- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. The application of these rules results in numerous situations with respect to the Company's shares where more than one beneficial owner is listed for the same shares, as discussed in the footnotes to the following table. For additional information regarding the significant amounts of shares deemed to be beneficially owned by Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen, principal shareholders of the Company, including the significant amounts of shares for which there are more than one beneficial owner listed, see the "Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen" table after the following table.

With respect to the shares for which certain directors have elected to defer delivery of, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan as indicated in certain footnotes to the following table, such shares are reported as beneficially owned by the respective director since, pursuant to such deferral election provisions, such shares shall be distributed to such director as the lump sum payment of deferred shares at the time of the termination of the director's service on the Board (which the director has the unilateral right to cause within 60 days if the director were to resign from the Board within such time period), or as the initial installment of up to five annual installments commencing at the time of termination of the director's service on the Board, as elected by the director.

Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each more than five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 28, 2025

Name	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	5,104,493 (3)	10,140,038 (4)	15,244,531	19.9 %	95.1 %	42.0 %	80.6 %
Shelby J. Butterfield	510 (5)	2,868,533 (6)	2,869,043	*	26.9 %	7.9 %	21.7 %
Stephen F. Butterfield GST Non-Exempt Marital Trust	510 (7)	1,807,573 (8)	1,808,083	*	17.0 %	5.0 %	13.7 %
Dunlap Holdings, LLC	—	1,600,000 (9)	1,600,000	—	15.0 %	4.4 %	12.1 %
Angela L. Muhleisen	5,873,181 (10)	582,972 (11)	6,456,153	22.9 %	5.5 %	17.8 %	8.9 %
Union Bank and Trust Company	3,235,904 (12)	582,972 (13)	3,818,876	12.6 %	5.5 %	10.5 %	6.9 %
The Estate of Dan D. Muhleisen	3,688,084 (14)	—	3,688,084	14.4 %	—	10.2 %	2.8 %
Dimensional Fund Advisors LP	2,076,549 (15)	—	2,076,549	8.1 %	—	5.7 %	1.6 %
Magnolia Capital Fund, LP	1,900,000 (16)	—	1,900,000	7.4 %	—	5.2 %	1.4 %
Deborah Bartels	1,794,053 (17)	—	1,794,053	7.0 %	—	4.9 %	1.4 %
The Vanguard Group	1,347,756 (18)	—	1,347,756	5.3 %	—	3.7 %	1.0 %
Whitetail Rock Capital Management, LLC	450,607 (19)	6,912,412 (20)	7,363,019	1.8 %	64.9 %	20.3 %	52.6 %
Union Financial Services, Inc.	—	1,586,691 (21)	1,586,691	—	14.9 %	4.4 %	12.0 %
Terry J. Heimes	242,950 (22)	—	242,950	*	—	*	*
James D. Kruger	194,734 (23)	—	194,734	*	—	*	*
Jeffrey R. Noordhoek	541,409 (24)	—	541,409	2.1 %	—	1.5 %	*
Timothy A. Tewes	82,546	—	82,546	*	—	*	*
DeeAnn K. Wenger	22,745 (25)	—	22,745	*	—	*	*
Preeta D. Bansal	16,733	—	16,733	*	—	*	*
Matthew W. Dunlap	13,433 (26)	155,012 (26)	168,445	*	1.5%	*	1.2 %
Kathleen A. Farrell	51,096 (27)	—	51,096	*	—	*	*
David S. Graff	28,546	—	28,546	*	—	*	*
Thomas E. Henning	73,970 (28)	—	73,970	*	—	*	*
Adam K. Peterson	1,907,550 (29)	—	1,907,550	7.4 %	—	5.3 %	1.4 %
Kimberly K. Rath	60,978 (30)	—	60,978	*	—	*	*
Jona M. Van Deun	6,296 (31)	—	6,296	*	—	*	*
Executive officers, directors, and director nominees as a group (16 persons)	8,166,388	10,295,050	18,461,438	31.9 %	96.6 %	50.9 %	84.0 %

* Less than 1%.

(1) Based on 25,633,159 shares of Class A common stock and 10,658,604 shares of Class B common stock outstanding as of February 28, 2025.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Michael Dunlap is deemed to have sole voting and investment power over 1,417,982 shares of Class A common stock. Michael Dunlap may be deemed to have shared voting and investment power over a total of 3,686,511 shares of Class A common stock, which includes (i) a total of 3,235,768 shares held for the accounts of miscellaneous trusts,

IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power, (ii) a total of 330,973 shares held by ten separate grantor retained annuity trusts ("GRATs") established by Angela L. Muhleisen (a sister of Michael Dunlap), for which GRATs Whitetail Rock Capital Management, LLC ("WRCM"), a majority owned subsidiary of the Company, serves as investment adviser, as discussed in footnote (19) below, (iii) a total of 119,124 shares held by two separate GRATs and two separate post-annuity irrevocable trusts established by Dan D. Muhleisen (deceased spouse of Ms. Muhleisen), for which GRATs and trusts WRCM serves as investment adviser, (iv) 510 shares held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield (the former Vice Chairman of the Board of Directors and significant shareholder of the Company who passed away in 2018), for which trust Shelby J. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein, and (iv) a total of 136 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 45 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares). Michael Dunlap is a control person of Union Bank through Farmers & Merchants Investment Inc. ("F&M"). Michael Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that he actually has or shares voting power or investment power with respect to such shares. With respect to the number of shares of Class A common stock reported as beneficially owned by Michael Dunlap that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of February 28, 2025 (except where otherwise noted in footnote (12) below). The total of 3,235,768 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen (also a control person of Union Bank through F&M) and are also included in the total number of shares beneficially owned by each of them as set forth in this table. Such number of shares held by Union Bank includes (a) a total of 126,462 shares held by Union Bank as trustee under a post-annuity trust established by Jeffrey R. Noordhoek, which shares may also be deemed to be beneficially owned by Mr. Noordhoek and are also included in the total number of shares beneficially owned by Mr. Noordhoek as set forth in this table, (b) 279,863 shares held by Union Bank in various managed agency accounts and trusts for Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen), her spouse, and certain trusts established by Ms. Bartels and her spouse, which shares may also be deemed to be beneficially owned by Ms. Bartels and are also included in the total number of shares beneficially owned by Ms. Bartels as set forth in this table, (c) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Terry J. Heimes and his spouse, which shares may also be deemed to be beneficially owned by Mr. Heimes and are also included in the total number of shares beneficially owned by Mr. Heimes as set forth in this table, and (d) a total of 43,020 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by James D. Kruger and his spouse in 2021, which shares may also be deemed to be beneficially owned by Mr. Kruger and are also included in the total number of shares beneficially owned by Mr. Kruger as set forth in this table. The total of 450,097 shares held by the total of twelve separate GRATs established by Ms. Muhleisen and Mr. Muhleisen and two separate post-annuity irrevocable trusts established by Mr. Muhleisen are also reported as beneficially owned by Ms. Muhleisen and are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 119,124 shares held by the two separate GRATs and two separate post-annuity irrevocable trusts established by Mr. Muhleisen are also reported as beneficially owned by the Estate of Dan D. Muhleisen and are also included in the total number of shares beneficially owned by the Estate of Dan D. Muhleisen as set forth in this table. The 510 shares held by the Butterfield GST Non-Exempt Marital Trust are also reported as beneficially owned by the Butterfield GST Non-Exempt Marital Trust and Ms. Butterfield and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 450,607 shares beneficially owned by trusts for which WRCM serves as investment adviser are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(4)   Michael Dunlap is deemed to have sole voting and investment power over a total of 1,044,454 shares of Class B common stock, which includes 477,157 shares held by Michael Dunlap's spouse and 567,297 shares held by Michael Dunlap. Michael Dunlap is deemed to have shared voting and investment power over a total of 9,095,584 shares of Class B common stock, which includes (i) a total of 1,600,000 shares held by Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, (ii) 1,586,691 shares owned by Union Financial Services, Inc. ("UFS"), of which Michael Dunlap is a director, president, and treasurer and owns 50.0% of the outstanding capital stock, of which Ms. Butterfield is the other director, and of which the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the

Company's stock held therein, including shares of the Company's stock held by such trust indirectly through UFS, owns the remaining 50.0% of the outstanding capital stock, (iii) a total of 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 173,183 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), (iv) a total of 2,107,887 shares held in two separate GRATs established by Michael Dunlap in 2011, three separate dynasty trusts established by Michael Dunlap in 2011 (including 125,000 shares held in a dynasty trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), and three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs (including 240,025 shares held in a post-annuity irrevocable trust of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (v) a total of 1,785,892 shares held in four separate GRATs established by Michael Dunlap's spouse in 2015 and six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015 (including a total of 91,102 shares held in two post-annuity irrevocable trusts of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (vi) a total of 134,489 shares held in six separate GRATs established by Michael Dunlap in 2020, for which GRATs WRCM serves as investment adviser; (vii) a total of 195,331 shares held in six separate GRATs established by Michael Dunlap's spouse in 2020, for which GRATs WRCM serves as investment adviser; (viii) a total of 652,769 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, for which trusts WRCM serves as investment adviser, (ix) 210,047 shares held by the Stephen F. Butterfield GST Exempt Marital Trust (the "Butterfield GST Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser with respect to shares of the Company's stock held therein, (x) 220,882 shares held by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein; (xi) 5 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as trustee, (xii) 18,424 shares held by a charitable lead annuity trust ("CLAT") established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (xiii) a total of 63,419 shares held by Union Bank as trustee under three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the expiration in 2013 of the annuity term of a GRAT established by Mr. Butterfield, and (xiv) a total of 200 shares held in increments of 100 shares by each of two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019 (of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to such shares). Other than the shares discussed above for which it is noted that Michael Dunlap is deemed to have sole voting and investment power, Michael Dunlap disclaims beneficial ownership of the shares discussed above, except to the extent that Michael Dunlap actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also reported as beneficially owned by UFS and by Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust, and are included in the total number of shares beneficially owned by each of them as set forth in this table. The 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, the 5 shares held by the Estate of Stephen F. Butterfield, and the total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 652,769 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, the 210,047 shares held by the Butterfield GST Exempt Marital Trust, the 220,882 shares held by the Butterfield GST Non-Exempt Marital Trust, the 5 shares held by the Estate of Stephen F. Butterfield, and the 18,424 shares held by a CLAT established by Mr. Butterfield may also be deemed to be beneficially owned by Ms. Butterfield, and are also included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table. The total of 6,912,412 shares beneficially owned by trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares beneficially owned indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(5)   Ms. Butterfield is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Michael Dunlap, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares reported as beneficially owned by each of them in this table. The business address for Ms. Butterfield is c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016.

(6)   Ms. Butterfield has sole voting and investment power with respect to a total of 179,515 shares of Class B common stock held by Ms. Butterfield and by a family limited liability company controlled by Ms. Butterfield. Ms. Butterfield is deemed to have shared voting and investment power with respect to a total of 2,689,018 shares of Class B common stock, which include (i) 1,586,691 shares owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, (ii) 220,882 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, (iii) 210,047 shares held by the Butterfield GST Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, (iv) a total of 484,184 shares held in six separate GRATs established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (v) a total of 131,797 shares held in two separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (vi) 18,424 shares held by a CLAT established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (vii) a total of 36,788 shares held in two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, for which trusts WRCM serves as investment adviser, (viii) 5 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as the trustee, and (ix) a total of 200 shares held by Ms. Butterfield as UTMA custodian for Ms. Butterfield's minor children. Ms. Butterfield disclaims beneficial ownership of the shares held by UFS and the trusts discussed in this footnote, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also deemed to be beneficially owned by UFS and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 2,688,813 shares held in trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM and may also be deemed to be beneficially owned by Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(7)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(8)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to (i) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, and (ii) 220,882 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(9)   Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, is deemed to have shared voting and investment power with respect to 1,600,000 shares of Class B common stock that it owns. The 1,600,000 shares owned by Dunlap Holdings, LLC are also included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. Substantially all of the interests of Dunlap Holdings, LLC are held by two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019, of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to the shares held by Dunlap Holdings, LLC.

(10)   Ms. Muhleisen is deemed to have sole voting and investment power over 948,942 shares of Class A common stock held by Ms. Muhleisen. Ms. Muhleisen is deemed to have shared voting and investment power over a total of 4,924,239 shares of Class A common stock, which includes (i) 52,344 shares held in a joint account with her deceased spouse, Dan D. Muhleisen, (ii) 1,218,238 shares owned by the Estate of Dan D. Muhleisen, (iii) 1,726,378 shares owned by Ms. Muhleisen's adult children, (iv) a total of 552,000 shares held in two separate post annuity irrevocable trusts established by Ms. Muhleisen's spouse, of which the adult children of Ms. Muhleisen are the initial beneficiaries and for which Union Bank serves as trustee, (v) a total of 49,266 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Mr. Muhleisen, of which the adult children of Ms. Muhleisen are the beneficiaries and for which WRCM serves as investment adviser, (vi) a total of 330,973 shares held by ten separate GRATs established by Ms. Muhleisen, for which WRCM serves as investment adviser, (vii) a total of 69,858 shares held by two separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, (viii) a total of 20,000 shares held in two separate dynasty trusts established by Ms. Muhleisen and her spouse, of which the adult daughter and the adult son of Ms. Muhleisen and her spouse are the initial beneficiaries, and (ix) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of a total of 905,182 shares held by Union Bank for the accounts of miscellaneous other trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael Dunlap, is a director and chairperson of Union Bank and is a control person of Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares of Class A common stock reported as beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of February 28, 2025 (except where otherwise noted in footnote (12) below).

(11)   Ms. Muhleisen is deemed to have shared voting and investment power over a total of 582,972 shares of Class B common stock that are held by Union Bank as trustee, which includes (i) 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) 5 shares held by Union Bank as trustee for the Estate of Stephen F. Butterfield, and (iii) a total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts, except to the extent that Ms. Muhleisen actually has or shares voting power or investment power with respect to such shares. The total of 582,972 shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts are also deemed to be beneficially owned by Union Bank and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(12)   Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock held by the Union Bank profit sharing plan (as of December 31, 2024). Union Bank is deemed to have shared voting and investment power over 3,205,904 shares of Class A common stock, which includes (i) 14,000 shares held as trustee for a charitable foundation (as of December 31, 2024), (ii) 126,462 shares held by Union Bank as trustee under a post-annuity trust by Mr. Noordhoek, (iii) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Mr. Heimes and his spouse, (iv) a total of 43,020 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (v) 136 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (vi) a total of 2,330,722 shares held by Union Bank in individual accounts for Ms. Muhleisen, the Estate of Dan D. Muhleisen, and their adult children, and (vii) a total of 661,884 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power (as of December 31, 2024). Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Jason D. Muhleisen, President. The number of shares of Class A common stock set forth in this table for Union Bank reflects the number of shares held by Union Bank as of February 28, 2025 (except where otherwise noted).

(13) Union Bank is deemed to have shared voting and investment power over a total of 582,972 shares of Class B common stock that are held by Union Bank as trustee for (i) three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) the Estate of Stephen F. Butterfield, and (iii) three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield, as discussed in footnote (11) above. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(14) The Estate of Dan D. Muhleisen is deemed to have shared voting and investment power over a total of 3,688,084 shares of Class A common stock, which includes (i) 1,218,238 shares owned by the Estate of Dan D. Muhleisen; (ii) 52,344 shares owned jointly by the Estate of Dan D. Muhleisen and Ms. Muhleisen, (iii) 1,726,378 shares owned by Mr. Muhleisen's adult children, (iv) a total of 552,000 shares held in two separate irrevocable trusts established by Mr. Muhleisen and Ms. Muhleisen, of which the adult daughter and the adult son of Mr. Muhleisen are the initial beneficiaries and for which Union Bank serves as trustee, (v) a total of 49,266 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Mr. Muhleisen, of which the adult children of Mr. Muhleisen are the beneficiaries and for which WRCM serves as investment advisor, (vi) a total of 69,858 shares held by two separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, and (vii) a total of 20,000 shares held in dynasty trusts established by Mr. Muhleisen and Ms. Muhleisen, of which the adult daughter and the adult son of Mr. Muhleisen are the initial beneficiaries. All of the shares included as beneficially owned by the Estate of Dan D. Muhleisen are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 119,124 shares held by two separate GRATs and two separate post annuity irrevocable trusts established by Mr. Muhleisen for which WRCM serves as investment adviser are also included in the total number of shares beneficially owned by WRCM as set forth in this table. The Estate of Dan D. Muhleisen disclaims beneficial ownership of the shares held in the trusts discussed above, except to the extent that it actually has or shares voting power or investment power with respect to such shares. The address for the Estate of Dan D. Muhleisen is 6321 Doecreek Circle, Lincoln, Nebraska 68516.

(15) On February 9, 2024, Dimensional Fund Advisors LP ("Dimensional") filed a Schedule 13G/A indicating that, as of December 29, 2023, it had sole voting power over a total of 2,047,123 shares of Class A common stock and sole dispositive power over a total of 2,076,549 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13G/A. Dimensional acts as investment advisor and manager to certain funds, and indicated that all shares reported in their 13G/A were owned by such funds. The address of Dimensional is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(16) On March 21, 2022, Magnolia Capital Fund, LP ("MCF") filed a Schedule 13D (on a joint basis with The Magnolia Group, LLC ("TMG") and Adam K. Peterson) indicating that MCF had sole voting power over 1,900,000 shares of Class A common stock and sole dispositive power over 1,900,000 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13D. TMG is a registered investment advisor and is the general partner of MCF, and Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the 1,900,000 shares of Class A common stock held directly by MCF and, as a result, may be deemed to be indirect beneficial owners of such shares. TMG and Mr. Peterson disclaim beneficial ownership of such shares. The address of MCF, TMG, and Mr. Peterson is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102. For information on shares held directly by Mr. Peterson, see footnote (29) below.

(17) Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen) has sole voting and dispositive power over 1,195,855 shares of Class A common stock held by Ms. Bartels. Ms. Bartels is deemed to have shared voting and dispositive power over a total of 598,198 shares of Class A common stock, which includes (i) a total of 99,532 shares held in managed agency accounts for Ms. Bartels and her spouse by Union Bank; (ii) 115,965 shares held by Ms. Bartels' spouse; (iii) a total of 20,331 shares held by Union Bank as trustee for certain irrevocable trusts for the benefit of the adult sons of Ms. Bartels and her spouse ("Post-GRAT Trusts") established in connection with the expiration of the annuity term of GRATs established by Ms. Bartels and her spouse; (iv) a total of 160,000 shares held by Union Bank as trustee for certain irrevocable trusts established by Ms. Bartels and her spouse, of which the adult sons of Ms. Bartels and her spouse are the initial beneficiaries (the "2012 Dynasty Trusts"); and (v) a total of 202,370 shares held in certain tax and estate planning trusts established by Ms. Bartels and her spouse in 2020, of which the adult sons of Ms. Bartels and her spouse and another family member are the initial beneficiaries (the "2020 Dynasty Trusts"). Ms. Bartels disclaims beneficial ownership of the shares held in the Post-GRAT Trusts, the 2012 Dynasty Trusts, and the 2020 Dynasty Trusts, except to the extent that she actually has or shares voting power or dispositive power with respect to such shares. The total of 279,863 shares held in the managed agency accounts, the Post-GRAT Trusts, and the 2012 Dynasty Trusts may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen, and are included in the total number of shares beneficially owned by each of

them as set forth in this table. The number of shares of Class A common stock set forth in this table for Ms. Bartels reflects the number of shares held by Ms. Bartels as of December 31, 2024.

(18) On January 31, 2025, The Vanguard Group ("Vanguard") filed a Schedule 13G indicating that as of December 31, 2024, it had shared voting power over 12,500 shares, sole dispositive power over 1,317,900 shares, and shared dispositive power over 29,856 shares. The amount set forth in this table reflects the number of shares reported in the Schedule 13G. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard provides investment management services through mutual funds to the Company's 401(k) savings plan. Fees for these services are incorporated into the fund net asset value (NAV) and fully disclosed as an expense of the fund included in the fund's expense ratio. As a result, these fees are paid by participants and not by the Company. Fees fluctuate based on participants' allocation decisions. Fees paid to Vanguard for these investment management services are reviewed by the fiduciaries administering the plan.

(19) WRCM is deemed to have shared voting and investment power with respect to a total of 450,607 shares of Class A common stock, which includes (i) a total of 450,097 shares held by the total of twelve separate GRATs established by Ms. Muhleisen and Mr. Muhleisen and two separate post annuity irrevocable trusts established by Mr. Muhleisen as discussed above in footnotes (10) and (14), respectively; and (ii) 510 shares held by the Butterfield GST Non-Exempt Marital Trust as discussed above in footnote (7). Under the trusts, WRCM, an SEC-registered investment adviser, serves as investment adviser with investment and voting power with respect to shares of the Company's stock held by the trusts. WRCM is not a beneficiary of any of the trusts. WRCM is a majority owned subsidiary of the Company, and the total of 450,607 shares of Class A common stock may also be deemed to be beneficially owned by Michael Dunlap, and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. The 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust may also be deemed to be beneficially owned by Ms. Butterfield, and are included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table.

(20) WRCM is deemed to have shared voting and investment power with respect to 6,912,412 shares of Class B common stock, including shares held in two separate GRATs and three separate other irrevocable trusts established by Michael Dunlap in 2011, three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs, four separate GRATs established by Michael Dunlap's spouse in 2015, six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015, six separate GRATs established by Michael Dunlap in 2020, six separate GRATs established by Michael Dunlap's spouse in 2020, six separate GRATs established by Ms. Butterfield in 2015, two separate GRATs established by Mr. Butterfield in 2015, two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, a CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust. Under the trusts, WRCM serves as investment adviser with voting and investment power with respect to shares of the Company's stock held by the trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares of Class B common stock. WRCM is not a beneficiary of any of the trusts. The shares deemed to be beneficially owned by WRCM may also be deemed to be beneficially owned by Michael Dunlap, and the shares held in the eight separate GRATs established by Ms. Butterfield and Mr. Butterfield in 2015, the two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, the CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust are also reported as beneficially owned by Ms. Butterfield. For additional information regarding the shares held in trusts established by Michael Dunlap and his spouse, and the shares held in trusts established by or with respect to Ms. Butterfield and Mr. Butterfield, see footnotes (4) and (6), respectively, above.

(21) UFS is deemed to have shared voting and investment power with respect to 1,586,691 shares of Class B common stock that it owns. The address for UFS is 502 East John Street, Carson City, Nevada 89706. Michael Dunlap and the Butterfield GST Non-Exempt Marital Trust each own 50.0% of the outstanding capital stock of UFS, and the 1,586,691 shares of Class B common stock owned by UFS are also reported as beneficially owned by each of Michael Dunlap, Ms. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(22) Includes (ii) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Mr. Heimes and his spouse, (ii) 136,736 shares held by a revocable trust established by Mr. Heimes, (iii) 50,000 shares held by a revocable trust established by Mr. Heimes' spouse, and (iv) 5,247 shares owned by Mr. Heimes' spouse. A total of 50,000 shares are pledged as collateral for a line of credit agreement, under which no amount was drawn as of February 28, 2025. Mr. Heimes is deemed to have shared voting and investment power with respect to the total of

29,680 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(23)   Includes (i) 1,000 shares jointly owned by Mr. Kruger and his spouse, (ii) a total of 43,020 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (iii) 45,192 shares held by a revocable trust established by Mr. Kruger, (iv) 45,000 shares held by a revocable trust established by Mr. Kruger's spouse, and (v) 5,990 shares owned by Mr. Kruger's spouse. Mr. Kruger is deemed to have shared voting and investment power with respect to the total of 43,020 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(24)   Includes (i) 311,008 shares held by Mr. Noordhoek's restated revocable trust dated August 9, 2016, and (ii) 126,462 shares held by Union Bank as trustee under an irrevocable trust established upon the expiration of the annuity term of a GRAT established by Mr. Noordhoek in 2003. Mr. Noordhoek is deemed to have shared voting and investment power with respect to the 126,462 shares held by Union Bank as trustee under the post-annuity trust, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(25)   A total of 7,616 shares are pledged as collateral for a line of credit agreement, under which no amount was drawn as of February 28, 2025.

(26)   Matthew Dunlap directly holds 13,433 shares of Class A common stock and 155,012 shares of Class B common stock. For additional information regarding shares beneficially owned by Michael Dunlap and Dunlap Holdings, LLC in which Matthew Dunlap has an interest by virtue of being a beneficiary of various trusts, but with respect to which shares Matthew Dunlap does not have or share voting power or dispositive power and thus is not deemed to beneficially own such shares, see footnotes (3), (4) and (9) above.

(27)   Includes 32,036 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(28)   Includes (i) 54,716 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan, and (ii) 3,102 shares owned by Mr. Henning's spouse.

(29)   Includes 7,550 shares that Mr. Peterson has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. See footnote (16) above with respect to the 1,900,000 shares of the Company's Class A common stock held by MCF, which shares may be deemed to be indirectly beneficially owned by Mr. Peterson.

(30)   Includes 60,978 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(31)   Includes 5,663 shares that Ms. Van Deun has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen
As of February 28, 2025

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap:	(3)							
Shares held directly by Michael Dunlap and his spouse		1,417,982	1,044,454	2,462,436	5.5 %	9.8 %	6.8 %	9.0 %
Shares held by Dunlap Holdings, LLC	(4)	—	1,600,000	1,600,000	—	15.0 %	4.4 %	12.1 %
Shares held by Union Bank for 2003 Dunlap GRAT post-annuity trusts	(5)	136	519,548	519,684	*	4.9 %	1.4 %	3.9 %
Shares held by WRCM-managed 2011 Dunlap GRATs and other trusts	(6)	—	2,107,887	2,107,887	—	19.8 %	5.8 %	15.9 %
Shares held by WRCM-managed 2015 Dunlap GRATs and post-annuity trusts	(6)	—	1,785,892	1,785,892	—	16.8 %	4.9 %	13.5 %
Shares held by WRCM-managed 2020 Dunlap GRATs	(6)	—	329,820	329,820	—	3.1 %	*	2.5 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.4 %	12.0 %
Shares held by WRCM-managed Butterfield trusts	(6)	510	1,102,122	1,102,632	*	10.3 %	3.0 %	8.3 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	450,097	—	450,097	1.8 %	—	1.2 %	*
Shares held by Union Bank for other persons:	(5)							
For Muhleisen accounts		2,330,722	—	2,330,722	9.1 %	—	6.4 %	1.8 %
For Bartels accounts	(8)	279,863	—	279,863	1.1 %	—	*	*
For Butterfield accounts		—	63,424	63,424	—	*	*	*
For Noordhoek trust	(9)	126,462	—	126,462	*	—	*	*
For Heimes trusts	(10)	29,680	—	29,680	*	—	*	*
For Kruger trusts	(11)	43,020	—	43,020	*	—	*	*
For other accounts		426,021	—	426,021	1.7 %	—	1.2 %	*
Other shares		—	200	200	—	*	*	*
Totals for Michael S. Dunlap		5,104,493	10,140,038	15,244,531	19.9 %	95.1 %	42.0 %	80.6 %
Shelby J. Butterfield:	(12)							
Shares held directly by Ms. Butterfield		—	179,515	179,515	—	1.7 %	*	1.4 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.4 %	12.0 %
Shares directly held by WRCM-managed Butterfield trusts	(6)	510	1,102,122	1,102,632	*	10.3 %	3.0 %	8.3 %
Shares held by Stephen F. Butterfield Estate		—	5	5	—	*	*	*
Other shares		—	200	200	—	*	*	*
Totals for Shelby J. Butterfield		510	2,868,533	2,869,043	*	26.9 %	7.9 %	21.7 %
Angela L. Muhleisen:	(13)							
Shares held directly by Ms. Muhleisen and her spouse's estate		2,219,524	—	2,219,524	8.7 %	—	6.1 %	1.7 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	450,097	—	450,097	1.8 %	—	1.2 %	*
Shares held by Union Bank for other Muhleisen accounts		2,278,378	—	2,278,378	8.9 %	—	6.3 %	1.7 %
Shares held by Muhleisen dynasty trusts		20,000	—	20,000	*	—	*	*

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Shares held by Union Bank for other persons:	(5)							
For 2003 Dunlap GRAT post-annuity trusts		136	519,548	519,684	*	4.9 %	1.4 %	3.9 %
For Bartels accounts	(8)	279,863	—	279,863	1.1 %	—	*	*
For Butterfield accounts		—	63,424	63,424	—	*	*	*
For Noordhoek trust	(9)	126,462	—	126,462	*	—	*	*
For Heimes trusts	(10)	29,680	—	29,680	*	—	*	*
For Kruger trusts	(11)	43,020	—	43,020	*	—	*	*
For other accounts		426,021	—	426,021	1.7 %	—	1.2%	*
Totals for Angela L. Muhleisen		5,873,181	582,972	6,456,153	22.9 %	5.5 %	17.8 %	8.9 %

* Less than 1%.

(1) Based on 25,633,159 shares of Class A common stock and 10,658,604 shares of Class B common stock outstanding as of February 28, 2025.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) See footnotes (3) and (4) with respect to the line item for Michael Dunlap in the Beneficial Ownership table above.

(4) See footnote (9) with respect to the line item for Dunlap Holdings, LLC in the Beneficial Ownership table above.

(5) Union Bank is indirectly controlled by Michael Dunlap and his sister Angela L. Muhleisen through F&M. See footnotes (12) and (13) with respect to the line item for Union Bank in the Beneficial Ownership table above.

(6) WRCM is a majority-owned subsidiary of the Company. See footnotes (19) and (20) with respect to the line item for WRCM in the Beneficial Ownership table above.

(7) UFS is 50.0% owned by Michael Dunlap and 50.0% owned by the Butterfield GST Non-Exempt Marital Trust. See footnote (21) with respect to the line item for UFS in the Beneficial Ownership table above. See also footnotes (7) and (8) with respect to the line item for the Butterfield GST Non-Exempt Marital Trust in the Beneficial Ownership table above.

(8) Deborah Bartels is a sister of Michael Dunlap and Ms. Muhleisen. See footnote (17) with respect to the line item for Ms. Bartels in the Beneficial Ownership table above.

(9) See footnote (24) with respect to the line item for Jeffrey R. Noordhoek in the Beneficial Ownership table above.

(10) See footnote (22) with respect to the line item for Terry J. Heimes in the Beneficial Ownership table above.

(11) See footnote (23) with respect to the line item for James D. Kruger in the Beneficial Ownership table above.

(12) See footnotes (5) and (6) with respect to the line item for Ms. Butterfield in the Beneficial Ownership table above.

(13) See footnotes (10) and (11) with respect to the line item for Ms. Muhleisen in the Beneficial Ownership table above.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's executive officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC reports of ownership of Company securities and changes in reported ownership. Based solely on a review of information furnished to the Company and contained in reports filed with the SEC, as well as written representations from reporting persons that all reportable transactions were reported, the Company believes during the year ended December 31, 2024, the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except a Form 4 report for Timothy Tewes was filed on March 12, 2025, which included the late reporting of the acquisition of shares for which acquisitions records are no longer available.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Parties

The Company has adopted written policies and procedures providing that the Nominating and Corporate Governance Committee will conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. For purposes of these policies and procedures, a "related party transaction" means any transaction, arrangement, or relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) required to be disclosed by Item 404 of SEC Regulation S-K, because (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and (iii) a related party has or will have a direct or indirect material interest. In addition, a "related party" means (i) any of the Company's directors, executive officers, or nominees for director, (ii) any shareholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) an immediate family member of any of the foregoing. The Nominating and Corporate Governance Committee approves only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee may, in its discretion, also submit certain transactions which it has approved to the full Board of Directors for the Board's approval as well, where it deems appropriate.

In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee reviews the material terms and facts of the transaction and takes into account the factors it deems appropriate, which may include, among others, the purpose and timing of, and the potential benefits and risks to the Company of, the transaction, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related party is a director, and the extent of the related party's interest in the transaction. If a related party transaction is ongoing, the Nominating and Corporate Governance Committee continues oversight of the transaction and reviews and assesses ongoing relationships with the related party on at least an annual basis to verify that they comply with the policies and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or his designee. Michael Dunlap beneficially owns shares representing 80.6% of the combined voting power of the Company's shareholders as of February 28, 2025. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. As Executive Chairman and controlling shareholder of the Company, Michael Dunlap effectively has control over each member of the Company's executive management, who were initially hired by Michael Dunlap and can be fired or otherwise penalized at his direction.

During 2024, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company, Farmers & Merchants Investment Inc. ("F&M"), Michael Dunlap, Hudl, and trusts associated with Shelby J. Butterfield. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company, F&M, Hudl, and Ms. Butterfield are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* and *Farmers & Merchants Investment Inc.* - Union Bank is controlled by F&M, which owns 88.9% of Union Bank's common stock and 23.5% of Union Bank's non-voting non-convertible preferred stock. Certain grantor retained annuity trusts established by Michael Dunlap, a significant shareholder, Executive Chairman, and a member of the Board of Directors of the Company, and his spouse, own a total of 50.4% of the outstanding voting common stock of F&M, and a certain grantor retained annuity trust established by Michael Dunlap's sister, Angela L. Muhleisen, owns 49.2% of the outstanding voting common stock of F&M. In addition, Michael Dunlap and his family and Ms. Muhleisen and her family own a total of 8.9% and 7.9%, respectively, of F&M's outstanding non-voting preferred stock, which amounts are convertible into shares of F&M common stock which would currently represent an additional 3.8% and 3.4%, respectively, of F&M's outstanding common stock on an as converted basis. Michael Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union

Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of Nelnet because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. At February 28, 2025, Union Bank was deemed to beneficially own 10.5% of the Company's common stock. The stock holdings of Union Bank are deemed to be beneficially owned by both Michael Dunlap and Ms. Muhleisen. At February 28, 2025, Michael Dunlap beneficially owned 42.0% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 17.8% of the Company's outstanding common stock.

- *North Central Bancorp, Inc. ("NCB")* - F&M owns 19.7% of NCB's class A voting stock. Michael Dunlap is the Vice Chairman of the Board of Directors and Matthew Dunlap is a member of the Board of Directors. Michael Dunlap together with his spouse, and Ms. Muhleisen own approximately 3% and 5% of NCB's class A voting stock, respectively.

- *Infovisa, Inc.* - Infovisa, Inc. is controlled by F&M, which owns 86.0% of the entity's common stock, and Michael Dunlap is the Chairman of the Board of Directors.

- *Farm and Home Insurance Agency, Inc. ("F&H")* - Ms. Muhleisen owns 15.4% of F&H, and Michael Dunlap is a member of the Board of Directors, and together with his family owns 8.1% of F&H.

- *Campbell State Company ("CSC") and South Central State Bank ("SCSB")* - F&M owns 4.8% and Michael Dunlap owns 34.3% of CSC's outstanding shares, respectively. SCSB is a 100% owned direct subsidiary of CSC.

- *Hudl* - Hudl is an online video and coaching tools software company for athletes of all levels, of which Mr. Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director.

- *Ms. Butterfield* - Ms. Butterfield is a significant shareholder of the Company, and is also a co-trustee of the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), which is also a significant shareholder of the Company. As of February 28, 2025, Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust beneficially owned 7.9% and 5.0%, respectively, of the Company's outstanding common stock.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- Loan purchases - During 2024, the Company purchased $104.2 million (par value) of federally insured loans from Union Bank. The premium paid by the Company for loan purchases in 2024 was insignificant.

- Loan servicing - As of December 31, 2024, the Company serviced $143.6 million of FFELP and private education loans for Union Bank. Servicing revenue earned by the Company from servicing loans for Union Bank was $0.2 million for the year ended December 31, 2024.

- Funding - Participation Agreements

  - The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2024, $687.1 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties.

  - In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (investments). As of December 31, 2024, $0.1 million of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate student loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties.

- Funding - Real Estate

  - 401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - 330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - TDP Phase III ("TDP") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028. As of December 31, 2024, the outstanding balance of the note was $18.9 million.

- Funding - Nelnet Renewable Energy - Nelnet Renewable Energy is the Company's solar construction business. Union Bank had provided funding on several Nelnet Renewable Energy properties and solar fields. As of December 31, 2023, the total amount outstanding on such loans was $5.8 million, with interest rates ranging from 5.00% to 6.05%. During 2024, all amounts outstanding on these loans were paid in full.

- Operating cash - The majority of the Company's cash operating bank accounts are maintained at Union Bank. The Company also invests cash in the Short term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts and accounts to hold customer funds as a loan servicer and payments provider before remitting such funds to lending entities and schools, respectively. As of December 31, 2024, the Company had $511.1 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these accounts for the year ended December 31, 2024 was $5.2 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2024, the Company received fees of $2.7 million from Union Bank related to the Company's administration services provided to the College Savings Plans.

  Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2024, Nelnet Bank had $269.1 million in deposits from the funds offered under the College Savings Plans.

- STFIT Deposits at Nelnet Bank - As of December 31, 2024, the Union Bank Trust Department (STFIT) held a deposit balance at Nelnet Bank for $0.1 million.

- Other fees paid to Union Bank - During 2024, the Company paid Union Bank approximately $373,000 in investment custodial and correspondent services for Nelnet Bank, cash and flexible spending accounts management, and trustee and health savings account maintenance fees.

- Other fees received from Union Bank - During 2024, the Company received approximately $348,000 from Union Bank related to employee sharing arrangements.

- Investment services - Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC-registered investment advisor and a non-wholly owned subsidiary of the Company, has a management agreement with Union Bank, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2024, the outstanding balance of investments in the trusts was $2.2 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. During 2024, the Company earned $3.8 million of fees under this agreement.

  WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Michael Dunlap and his spouse, and Ms. Muhleisen. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2024, WRCM was the investment advisor with respect to a total of 450,097 shares and 4.2 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. During 2024, the Company earned approximately $257,000 of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Michael Dunlap, Jeffrey R. Noordhoek (Chief Executive Officer of the Company), Ms. Muhleisen, and WRCM have invested $1.2 million, $1.1 million, $5.3 million, and $0.3 million, respectively, in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points annually on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2024, the total outstanding balance of investments in these funds was $106.6 million. During 2024, the Company paid Union Bank $0.3 million as custodian of the funds.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $776,000 in 2024, are paid by the plan's participants.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2024 related to the transactions with Union Bank as described above was income (before income taxes) of $12.3 million.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Michael Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Michael Dunlap

The Company owns an 82.5% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap (which entity is referred to herein as "MSD") owns the remaining 17.5% interest in the same aircraft. The aircraft joint ownership agreement between the Company and MSD for this aircraft provides that it will continue in effect on a month to month basis until terminated by mutual agreement, and that MSD has the right to require the Company to purchase MSD's interest in the aircraft for an amount based on the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and MSD, the aircraft must be sold and the net proceeds from the sale distributed to the Company and MSD in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, MSD, and an unrelated aviation service company, the Company and MSD paid a total of $1.6 million in management fees to the service company in 2024 based on the Company's and MSD's respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by MSD, and that both the Company and MSD must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

On June 26, 2020, Nelnet Bank, Nelnet, Inc., and Michael Dunlap (as Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Transactions with Hudl

The Company and Michael Dunlap, along with his children (including Matthew Dunlap), hold equity ownership interests in Hudl. On December 20, 2024, the Company purchased stock from existing Hudl shareholders for total consideration of $3.3 million. Subsequent to the December 2024 transaction, the Company and Michael Dunlap, along with his children, currently hold total equity ownership interests in Hudl of approximately 25%. The Company's and Mr. Michael Dunlap's equity ownership interests in Hudl consists primarily of preferred stock with certain liquidation preferences that are considered substantive.

The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters for Hudl, in which Hudl is the primary tenant and Nelnet is a tenant in this building. During 2024, the Company paid Hudl approximately $594,000 to provide lunches for Nelnet's associates in Hudl's employee cafeteria and use of certain common areas in the building.

Hudl has a $150 million syndicated credit facility, which consists of a $115 million revolving line of credit along with a $35 million delayed draw term loan. Union Bank and an unrelated third-party bank are the participating lenders, with Union Bank holding a 27% share of the facility. As of December 31, 2024, there was no amount outstanding on the line of credit, and Union Bank's share of the delayed draw term loan balance was $9.1 million. The maturity date of these facilities is May 9, 2028.

During 2024, Jacob Dunlap, Michael Dunlap's son, joined Nelnet as senior legal counsel. The Company entered into an employee-sharing agreement with Hudl in 2024 under which Jacob Dunlap provided certain legal services to Hudl, and for which the Company billed Hudl approximately $25,000. See "Other Employment Relationships" below for further details on Jacob Dunlap's compensation from Nelnet during 2024.

Transactions with Butterfield Trusts

WRCM has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the Nelnet stock within several trusts established by Ms. Butterfield and Stephen F. Butterfield (who passed away in 2018). Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the Nelnet stock in the trusts as of the last day of each calendar quarter. As of December 31, 2024, WRCM was the investment advisor with respect to a total of 510 shares and 1.9 million shares of the Company's Class A and Class B common stock, respectively, held directly and indirectly by these trusts and for which WRCM is compensated under these agreements. During 2024, the Company earned approximately $115,000 of fees under these agreements.

Solar Transactions

The Company has made numerous tax equity investments in renewable energy solar partnerships to support the development and operations of solar projects throughout the country, alongside tax equity investments in such projects syndicated to third-party investors. These investments provide a federal income tax credit, based on an applicable percentage of the eligible project cost, in addition to cash distributions and other tax benefits. The investments are made through Company-managed limited liability companies that invest in the projects, and as part of these transactions the Company receives management and performance fees under management agreements for the transactions.

During 2024, portions of various of the Company's solar tax equity investment transactions were syndicated among Union Bank, F&M, NCB, Infovisa, F&H, and SCSB as co-investors, along with other unrelated third-party investors. As of December 31, 2024, the total amount of tax equity investments in these transactions was $248.1 million, and the total amounts invested by the Company, Union Bank, F&M, NCB, Infovisa, F&H, and SCSB were $187.8 million, $27.5 million, $18.1 million, $9.1 million, $2.1 million, $2.5 million, and $1.0 million respectively. The relative co-investment percentage by the Company in these transactions varied by transaction, ranging from 10% to 78%, and the participation and relative co-investment percentages by Union Bank, F&M, NCB, Infovisa, F&H, and SCSB also varied by transaction. The total fees earned by the Company during 2024 from these transactions that were allocable to Union Bank, F&M, NCB, Infovisa, F&H, and SCSB were approximately $435,000, $148,000, $94,000, $23,000, $16,000, and $8,000 respectively.

Other Employment Relationships

Matthew Dunlap, who joined the Company in 2017, is currently employed as Chief Business Development Officer and President of Nelnet Financial Services. Matthew Dunlap's total compensation for the year ended December 31, 2024 was approximately $1.03 million. See "Director Compensation Table for Fiscal Year 2024" for additional information.

As noted above, Jacob Dunlap joined the Company in July 2024 as senior legal counsel. During the year ended December 31, 2024, Jacob Dunlap's total compensation was approximately $246,000, which includes (i) a base salary during the period of approximately $70,000, (ii) a bonus paid in 2025 for services rendered in 2024 of $20,000, (iii) board observer fees of $6,000, and (iv) approximately $150,000 representing the grant date fair value of 1,366 shares of a Class A common stock awarded under the Company's Restricted Stock Plan on September 10, 2024, of which such shares vest over a period of ten years.

Other Transactions

In 2024, the Company paid $6,000 in board observer fees to Hunter Dunlap, Michael Dunlap's son.

Unico Group, Inc. ("Unico"), an insurance agency of which Michael Dunlap's children (including Matthew Dunlap) and Ms. Muhleisen's children own approximately 4.0 percent, provided real estate related insurance services to TDP during 2024. TDP paid Unico approximately $62,000 for these services during 2024.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management and compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditor, and the performance of the Company's internal and independent auditors. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee, with input from management, regularly monitors the performance of the key members of the independent auditors' team, including the lead partner. In the case of rotation of the lead partner, the Committee is involved in the selection of the new lead audit partner, and considers such factors as the individual's professional and relevant industry experience, other current assignments, and the proximity of their office location to the Company's headquarters. The Committee is also responsible under the Sarbanes-Oxley Act of 2002 for establishing procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the NYSE listing requirements and is also independent under applicable independence standards of the Exchange Act and the SEC rules thereunder.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held six meetings during 2024. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on Form 10-Q, and Annual Report on Form 10-K, including the consolidated financial statements and compliance with legal and regulatory requirements

- Reviewed and discussed, in conjunction with the Risk and Finance Committee, the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2024 and reviewed all completed reports of the internal auditor

- Reviewed management's progress on addressing internal and external audit findings

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed, in conjunction with the Compliance Committee, reports from management on the Company's policies regarding applicable consumer-oriented legal and regulatory requirements
- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2024 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies and estimates as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinions on the consolidated financial statements and the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters related to the audit of the Company's consolidated financial statements and the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board (PCAOB), and in connection therewith discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG LLP's independence from the Company. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved all audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG LLP concerning their independence as required by PCAOB Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board that the Company's consolidated financial statements for the year ended December 31, 2024, management's assertions related to the effectiveness of the Company's internal control over financial reporting, along with KPMG LLP's audit opinions thereon, be included in the Company's 2024 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2025 and is presenting the selection to the shareholders for ratification.

KPMG LLP has been the Company's independent auditor since 1998. The Committee last went through a Request for Proposal for independent audit and non-audit services effective for the year ended December 31, 2012.

The four independent directors listed below are the members of the Audit Committee and current directors who participated in the review, discussions, and recommendation with respect to the Audit Committee Report for 2024.

Respectfully submitted,

Thomas E. Henning, Chairman
Preeta D. Bansal
David S. Graff
Adam K. Peterson

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate governance practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2025.

The affirmative vote of the majority of votes cast at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2025.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2024 and 2023 are set forth below.

	2024	2023
Audit fees	$ 1,787,360	1,630,941
Audit-related fees	1,575,000	1,937,000
Tax fees	22,159	150,918
All other fees	1,780	1,780
Total	$ 3,386,299	3,720,639

Audit-related fees were for assurance and other services related to service provider compliance reports, including Service Organization Controls (SOC1) reports on the effectiveness of the Company's controls for student loan servicing and other services provided for its customers, and certain agreed-upon procedure engagements.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an online accounting and tax reference tool.

In addition to the services and fees described above, KPMG LLP was engaged to perform audits of and provide tax services for certain private investment funds which are managed by WRCM, for which KPMG LLP received total fees of $103,130 and $94,375 in 2024 and 2023, respectively. KPMG LLP was also engaged to perform audits for certain of the Company's solar subsidiaries, and received fees of $141,000 and $81,000 in 2024 and 2023, respectively.

The Audit Committee's pre-approval policy with respect to audit and permitted non-audit services by the independent auditor is set forth in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services for 2024 and 2023 described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC, and the Company is therefore providing its shareholders with the opportunity to cast such an advisory vote on executive compensation at this year's Annual Meeting as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of an advisory vote on the frequency of advisory votes on executive compensation at the Company's 2023 annual meeting of shareholders, where the Board of Directors recommended and the shareholders voted in favor of holding an advisory vote on executive compensation every year, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a shareholder advisory vote on executive compensation every year. Section 14A of the Exchange Act requires that at least once every six years the Company provide its shareholders with the opportunity to vote, on a nonbinding, advisory basis, on whether the frequency of future advisory votes on executive compensation will be every one, two, or three years.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate, develop, and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent People Development and Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon financial and operational goals that are reviewed annually by the People Development and Compensation Committee.

- An annual risk assessment conducted by the People Development and Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.

- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- We pay for performance, both in setting base salaries and awarding incentives via an Executive Officers Incentive Compensation Plan. This plan is used to assess the participating Named Executive Officers' performance based on numerous criteria, including certain financial measures such as levels of earnings, growth of assets, return on equity and assets, cash flow, market share, operating margins and operating expenses; certain service measures including performance of the Company's operating segments; employee engagement; and strategic positioning.

- Periodically, we retain external, independent compensation consultants to review the compensation levels and practices for the Named Executive Officers, compare those levels to executives in comparable positions in select industries and companies, and identify potential gaps or inconsistencies in our compensation practices.

- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide significant perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees, and we do not issue stock options.

- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the People Development and Compensation Committee. However, the People Development and Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-866-540-7095, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement was first made available to shareholders, the Board of Directors had no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2026 Annual Meeting

Shareholder proposals intended to be presented at the 2026 Annual Meeting of Shareholders must be received at the Company's offices at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 4, 2025, to be eligible for inclusion in the Company's 2026 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. Under the Company's Bylaws, the Secretary of the Company must receive notice of any such proposal or nominations for the Company's 2026 Annual Meeting between January 15 and February 14, 2026 (90 to 120 days before the first anniversary of this year's Annual Meeting date). The notice must contain the information required by the Company's Bylaws. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 16, 2026. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's Bylaws is available at the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information under the captions "People Development and Compensation Committee Report" and "Audit Committee Report" (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.